
07054445



# Letter to NVIDIA Stockholders
# Notice of 2007 Annual Meeting and Proxy Statement
# Report on Form 10-K

# 2007




NVIDIA.





# To Our Stockholders

## A Letter from Jen-Hsun Huang, President, CEO, and Co-Founder

Since NVIDIA's founding in 1993, we have focused on creating ideas that make computers more useful, accessible, and enjoyable. Today our vision is clearer, our purpose more relevant, and our opportunity greater than ever. The confluence of processing, storage, networking, and display technology advancements has made it possible for every industry to go digital. This "digital revolution," which started in the server room in the '80s, then swept through the office and dramatically enhanced our productivity in the '90s, is now beginning to permeate every aspect of our lives.

We want to stay connected and search the Internet from any device and from any place—whether it's our PC, TV, phone, or car. We enjoy the crystal clarity of high-definition movies and appreciate the convenience of digital music. Searchable maps and GPS navigation devices help us find our way. With instant messaging we enjoy chatting with friends in different places, all at the same time. Games are more fun and engaging in 3D. And, massive and persistent virtual 3D worlds have gone mainstream to become the regular meeting place for tens of millions of people around the world.

Yet this is just the beginning. Where it will take us is hard to predict and depends on creative ideas yet to come. What is clear, however, is that the visual experience is becoming central to our computing experience. What we experience and feel through our devices is influenced by what we see on the display. Whether it is on your PC, the flat screen TV in your family room, your phone, or even the navigation console of your car, the display is your portal to the digital universe and the GPU is the processor that powers it.

We believe the most exciting innovations of today are happening at the intersection of computing technology and consumer applications. This is precisely where NVIDIA is positioned. As the leading—and only stand-alone—GPU company in the world, our opportunities are truly exciting.

# GPUs for a Growing Range of Applications



Last year was a milestone year for us. Strong demand for our products, combined with our focus on financial performance, led NVIDIA to achieve record results in fiscal 2007. Annual revenue grew to $3.07 billion, an increase of 29.2 percent compared to $2.38 billion for fiscal 2006. Our continued focus on improving business and operational processes drove our gross margins to a record 43.9 percent in Q4. Net income increased to a record $448.8 million, an increase of 49.0 percent compared to $301.2 million for fiscal 2006.


Revenue
$3.50
$3.25
$3.00
$2.75
$2.50
$2.25
$2.00
$1.75
$1.50
2005
2006
2007
Gross Margin
45%
40%
35%
30%
25%
2005
2006
2007
Dilutive EPS
$1.20
$1.10
$1.00
$0.90
$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
2005
2006
2007

The engine of our growth is the GPU and its ever-expanding range of applications. Let me describe the exciting developments in our growing businesses.

**GeForce.** Our GeForce® GPU business is focused on Windows and Apple PC platforms. GeForce is by far the gamer's choice for desktop and notebook platforms. We are the #1 GPU provider in the world with leading market share in both the notebook and desktop segments. We are the recognized technology leader for performance, visual quality, and application compatibility. GeForce GPUs power PCs from virtually every PC OEM worldwide in desktops, notebooks, media centers, and now exciting media extenders like the Apple TV.

In November 2006 we introduced the GeForce 8800, the most ambitious GPU endeavor we've undertaken: four years in the making, hundreds of man years, and nearly $400 million invested. Based on a revolutionary new architecture, GeForce 8800 smashed performance records and reflects our ongoing commitment to lead the world in GPU technology. The GeForce 8 family brought a number of industry firsts to the PC platform, including the first fully unified shader architecture, "Full HD" video processing for Blu-ray Disc and HD-DVD, and support for the Microsoft Vista DX10 3D API.



GeForce GPUs are for consumer and enterprise PC users who desire a great visual experience using Microsoft XP, Vista, Linux, or Apple OS X's 3D user interface, whether it's for playing the latest games, editing photos or video, enjoying high-definition movies, or exploring a wealth of emerging 3D applications like Google Earth and Adobe Acrobat 8.0.

**NVIDIA nForce.** Our nForce® business addresses the nearly $6 billion computer core logic market. Core logic is the computer's "central nervous system," controlling and directing high speed data between the CPU, the GPU, storage, and networks. High quality, long-term reliability, and top performance are key customer demands of core logic suppliers. NVIDIA's commitment to excellence has resulted in our becoming the world's second largest overall core logic supplier (we have long been the number one supplier for AMD CPUs). Our nForce core logic is at the heart of desktop and notebook PCs, professional workstations, and servers by top computer manufacturers like Acer, Dell, HP, IBM, and Lenovo.

nForce and GeForce products complement and amplify each other in a couple of important ways. First, our focus on core logic enables us to develop innovative system architectures, which in combination with our GPUs creates exciting platforms for the markets we serve. Our SLI™ multi-GPU technology is a perfect example. SLI is the #1 multi-GPU technology in the market and has revolutionized PCs for gamers, enthusiasts, and creative professionals. Second, the core logic is the center of integration. Networking, storage, and connectivity technologies are already integrated into the core logic. With leadership positions in core logic and GPUs, we can combine nForce and GeForce to create a "motherboard GPU." NVIDIA is the only provider of a single-chip motherboard GPU today, enabling a Vista Premium PC to be built with only two main chips—a CPU and a GeForce motherboard GPU.

**NVIDIA Quadro.** For design and creative professionals, the ability to visualize complex data is critical to their work. For those who absolutely demand the best professional-class visual computing solutions, NVIDIA Quadro® products are the undisputed choice. The requirement for professional workstations is global, reflecting the increasingly global adoption of the computer-aided design approach in every aspect of product creation. The market for professional graphics was over three million units per year and our unit growth, at over 25 percent, outpaced the overall market. NVIDIA has the leading position with over 80 percent market share by revenue. We have achieved this market position by providing the best GPU technology, software, and tools that integrate the capabilities of our GPU with a broad array of visualization applications.





The Quadro product line also offers critical technologies that enable complex system solutions such as the massive display walls at automotive companies, the virtual sets at television studios, and HDTV broadcasts with real-time composite graphics, like the yellow "first down line" in U.S. professional football broadcasts. NVIDIA Quadro is certified and optimized for every major software design package and offered by every workstation OEM including Apple, Dell, Fujitsu-Siemens, HP, IBM, Lenovo, NEC, SGI, and Sun. Our professional solutions business has grown 240 percent over the past five years and achieved a record year with $455 million in sales last year.

We expanded our business opportunities this past year by creating a new product category with the introduction of the Quadro Plex™, a stand-alone scalable visual computing system (VCS) that enables graphics performance to be scaled independently of the CPU. The Quadro Plex VCS can be configured to include up to eight of our highest performance GPUs. Multiple Quadro Plexes can be further configured in a server rack to create a massive visual supercomputer. These system configurations have previously been served by large scale and expensive proprietary Image Generators from legacy workstation companies. Many of these installations around the world are aging and ready for upgrade. The Quadro Plex VCS brings a breakthrough in price-performance and visual computing density and will form the core of the modern Image Generator.

**GoForce.** We believe your mobile device is about to become your most personal computer. The advancement of semiconductor technology, digital displays, flash memory, and wireless technology has now made it possible to put the power of a full computer into a handheld device. With consumers demanding e-mail, Internet access, music, games, and video programming, the market for multimedia smartphones is set to take off. Excitement over devices like Apple's iPhone indicates that the market is ready for a mobile device that combines the capabilities of a PC, an iPod, a game player, a camcorder, and a cell phone in one small form factor that you can take everywhere.

The strategy of our GoForce® handheld GPU business unit is to leverage our graphics and multimedia expertise to address the increasing desire of handset manufacturers and carriers to include these capabilities in modern mobile devices. Our ultra-low power GPUs already drive tens of millions of the most sophisticated phones—from the Samsung TV phone to the Motorola 3G RAZR. And with the acquisition of PortalPlayer, whose technology powers the original Apple iPod, we intend to combine our capabilities to create single-chip mobile processors that will drive the mobile personal computing revolution. These SoCs, or System-on-Chips, integrate the CPU, GPU, video/imaging/audio processors, system core logic—all technologies in which NVIDIA has expertise. The smartphone market is predicted to quadruple in the next three years to 450 million units per year. We are excited about the amazing products we are building and the opportunities in this market.







## High-Performance Computing.

I am excited to tell you about a new initiative we are launching to bring the power of the GPU to the high-performance computing arena. Graphics is one of the most computationally-demanding tasks in all of computing. To generate real-time photo-realistic images, GPUs perform mathematical operations orders of magnitude faster than the fastest CPUs. Our modern GPUs are capable of performing hundreds of billions of mathematical operations per second. With ever-increasing consumer demand for more beautiful and realistic imagery, each generation of our GPUs has dramatically increased in computational capability as well as programmability. Last fall, with the launch of our new generation of GPUs, we introduced CUDA™, a revolutionary new computing architecture that enables the vast computational resources of the GPU to be utilized to solve complex computational problems. We call this new class of computing "GPU Computing." By utilizing a GPU, PCs will be transformed into supercomputing workstations and perform computational tasks many times faster than with a CPU alone. GPU Computing will open new worlds for biology, finance, genomics, and many other fields in science and industry that are bound by current computational methods.

Based on the early response we are getting from programmers, scientists, and engineers, it is apparent that GPU Computing represents a significant opportunity to advance the adoption of computational methods across a broad range of industries.

**Game Consoles.** Computer graphics enables game creators to bring their imaginations and the imaginary worlds they create to life. As the world leader in visual computing technologies, we are a key development partner for game console makers. This generation we partnered with Sony to create the amazing PLAYSTATION 3. I expect the PS3—which is powered by the most forward-looking technologies, including the Cell processor, Blu-ray optical disk drive, and NVIDIA RSX graphics technology—to be the center of high-definition home entertainment for the decade to come.

## The Era of the GPU



Over the past 10 years, we have delivered a cumulative 500 million GPUs, over 100 million of which shipped in the last year alone. But this is just the beginning. Over the coming years, GPUs will be pervasive in mobile phones, automobiles, game consoles, media centers, and a wide range of devices not yet conceived. With the investments we've made, we see a clear path to shipping several hundred million GPUs per year.

We have a clear and focused strategy—to continue to expand the GPU's ability to enable and enhance a broad range of applications, and to extend the reach of GPUs to an ever-growing range of devices. The multiplicative effect from increasing "the # of GPU applications" on "the # of devices with GPUs" creates significant opportunities for us.

Over the next 10 years, we estimate that over 10 billion GPUs will be needed to power PCs, mobile devices, cars, TVs, consoles, and many not-yet-invented digital devices. As the only standalone GPU company in the world, we have a great responsibility and an amazing opportunity. We look at the years ahead as the "Era of the GPU."

# Making a Difference

All of us at NVIDIA have dedicated ourselves to building a great company—a company with an important purpose, a soul, the passion to innovate, and the courage to lead. I am proud of the character of our company. We have created a culture that enthusiastically invents and explores new ideas to solve important problems for our customers. We are not afraid to take on big challenges that may lead to failure; in fact, we celebrate what we learn from it. I can trace the giant opportunity we see today with GPU Computing directly to experiments and failures we made five years ago.

In our offices around the world, our employees work not only to make a difference in technology and business—we also make it a priority to help those in need. During the past holiday season, we focused our energy on raising money for those who suffer from hunger. Our employees donated nearly $900,000 for hunger-related causes. While our passion to innovate is a credit to our company, it is our compassion for others that makes NVIDIA employees an outstanding addition to their communities.

# Thank You

In closing, I would like to sincerely thank NVIDIA's customers, partners, and stockholders for their continued support and confidence. I would also like to thank NVIDIA employees and their families for making NVIDIA a company that is changing the world. I am incredibly proud of the company we've built together, our great brands, and the amazing products we produce and enable.



Jen-Hsun Huang

NVIDIA Corporation
May 2007



Image courtesy Spencer Huang






SEC MAIL PROCESSING
RECEIVED
WASH, D.C.
SECTION
160

**NVIDIA CORPORATION**
**Headquarters**
**2701 SAN TOMAS EXPRESSWAY**
**SANTA CLARA, CALIFORNIA 95050**

**Meeting Location**
**2800 SCOTT BOULEVARD**
**SANTA CLARA, CALIFORNIA 95050**

## NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
## TO BE HELD ON JUNE 21, 2007

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of NVIDIA Corporation which will take place on Thursday, June 21, 2007 at 10:00 a.m. local time in Building E of our headquarters, which is located at 2800 Scott Boulevard, Santa Clara, California, 95050 for the following purposes:

1. To elect three directors.
2. To approve the NVIDIA Corporation 2007 Equity Incentive Plan.
3. To ratify the selection of our independent registered public accounting firm for our fiscal year ending January 27, 2008.
4. To conduct any other business properly brought before the Annual Meeting.

These items of business are more fully described in the proxy statement accompanying this notice.

The Board has fixed the close of business on April 23, 2007 as the record date for determining the stockholders having the right to vote at the Annual Meeting or any adjournments or postponements. A list of stockholders entitled to vote at the Annual Meeting will be available at our headquarters, 2701 San Tomas Expressway, Santa Clara, California for 10 days prior to the Annual Meeting. If you would like to view the stockholder list, please call our Stock Administration Department at (408) 486-2000 to schedule an appointment.

Your vote is important. Whether or not you plan to attend the Annual Meeting, **PLEASE VOTE YOUR SHARES.** If you plan to vote by mail, please do so as promptly as possible in order to ensure that we receive your vote. A postage pre-paid envelope is enclosed for your convenience.

Please see the map on the back of this proxy statement for directions to Building E of our headquarters. We look forward to seeing you at our Annual Meeting.

By order of the Board of Directors

David M. Shannon

David M. Shannon
*Secretary*

Santa Clara, California
May 9, 2007

**PLEASE CONFIRM YOUR PREFERENCE FOR ELECTRONIC DELIVERY OF FUTURE ANNUAL MEETING MATERIALS.** You can expedite delivery of your annual meeting materials and avoid costly mailing by confirming in advance your preferred method of delivery. For further information on how to take advantage of this cost-saving service, please see page 5 of the proxy statement.

Proxy



**NVIDIA CORPORATION**
**2701 San Tomas Expressway**
**Santa Clara, California 95050**

# PROXY STATEMENT
# FOR THE 2007 ANNUAL MEETING OF STOCKHOLDERS
**June 21, 2007**

## QUESTIONS AND ANSWERS ABOUT THIS PROXY MATERIAL AND VOTING

### Where is the annual meeting going to be?

Our 2007 Annual Meeting of Stockholders will take place in Building E of our headquarters at 2800 Scott Boulevard, Santa Clara, California. Please see the map on the back of this proxy statement for directions.

### Why am I receiving these materials?

You received this proxy statement and the enclosed proxy card because the Board of Directors of NVIDIA Corporation, or the Board, is soliciting your proxy to vote at the annual meeting. You are invited to attend the annual meeting, however, you do not need to attend the annual meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card, or follow the instructions below to submit your proxy by telephone or over the Internet.

We are distributing this proxy statement and the accompanying proxy card on or about May 9, 2007.

### Who can vote at the annual meeting?

Only stockholders of record at the close of business on April 23, 2007 will be entitled to vote at the annual meeting. On the record date, there were 362,031,436 shares of common stock outstanding and entitled to vote.

### What is the difference between a stockholder of record and a beneficial holder?

*Stockholder of Record.* You are a stockholder of record if on April 23, 2007 your shares were registered directly in your name with our transfer agent—Mellon Investor Services LLC.

*Beneficial Owner.* You are considered to be a beneficial owner if on April 23, 2007 your shares were held through a broker or other nominee and not in your name. Being a beneficial owner means that, like most of our stockholders, your shares are held in street name and your broker sends these proxy materials to you. Since you are a beneficial owner, your broker or other nominee is the stockholder of record of your shares. As a beneficial owner, you have the right to direct your broker on how to vote the shares in your account. However, because you are not the stockholder of record, if you would like to vote your shares in person at the annual meeting you must obtain a legally valid proxy from your broker prior to the annual meeting.


Proxy

### What am I voting on?

There are three matters scheduled for a vote:

- the election of three directors;
- the approval of the NVIDIA Corporation 2007 Equity Incentive Plan; and
- the ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for our fiscal year ending January 27, 2008.

In addition, you are entitled to vote on any other matters that are properly brought before the annual meeting.

**May I vote by proxy card, by telephone or over the Internet?**

*Stockholder of Record.* If you are a stockholder of record, there are four ways for you to vote your shares.

In Person. You may vote in person by coming to the annual meeting. Even if you plan to attend the annual meeting, we urge you to vote by proxy prior to the annual meeting to ensure your vote is counted.

By Proxy. To vote by proxy, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the annual meeting, we will vote your shares as you direct.

By Telephone. To vote by telephone, dial toll-free 1-866-540-5760 using a touch-tone phone and follow the recorded instructions. You will be asked to provide the Control Number from the enclosed proxy card. Your vote must be received by 11:59 p.m., Eastern Daylight Savings Time on June 20, 2007 to be counted.

Over the Internet. To vote on the Internet, go to *www.proxyvoting.com/nvda* to complete an electronic proxy card. You will be asked to provide the Control Number from the enclosed proxy card. Your vote must be received by 11:59 p.m., Eastern Daylight Savings Time on June 20, 2007 to be counted.

*Beneficial Owner.* If you are a beneficial owner, you received a proxy card and Voting Instruction Form with these proxy materials from your broker. You should follow the Voting Instruction Form in order to instruct your broker on how to vote your shares. The broker holding your shares may allow you to deliver your voting instructions by telephone or over the Internet. If your Voting Instruction Form does not include telephone or Internet instructions, please complete and return your Voting Instruction Form promptly by mail. To vote in person at the annual meeting, you must obtain a valid proxy from your broker.

**Will the annual meeting be webcast?**

An audio webcast of the annual meeting will be available on the Investor Relations page of our website at *www.nvidia.com* at 10:00 a.m. local time on June 21, 2007. The webcast will allow investors to listen to the annual meeting, but stockholders accessing the annual meeting through the webcast will not be considered present at the annual meeting and will not be able to vote through the webcast or to ask questions. An archived copy of the webcast will be available on our web site through June 30, 2007. Registration to listen to the webcast will be required.

**What is a broker non-vote?**

Brokers that hold shares of our common stock for a beneficial owner typically have the authority to vote on "routine" proposals when they have not received instructions from the beneficial owner at least 10 days prior to the annual meeting. The election of directors and the ratification of the selection of our independent registered public accounting firm are routine matters. However, unless brokers have received voting instructions from their clients, brokers may not vote their customers' shares on matters that are considered to be "non-routine" such as the proposal to approve the NVIDIA Corporation 2007 Equity Incentive Plan. The shares that are not voted on non-routine matters are called broker non-votes.

**How are votes counted?**

Votes will be counted by the inspector of election appointed for the annual meeting, who will separately count "For" votes, "Against" votes, abstentions and broker non-votes. With regard to Proposal 1, the election of three members of our Board, you may withhold your vote for a particular nominee. The number of "withhold" votes will also be counted by the inspector of election. Shares not present at the meeting and shares voting "Abstain" will have no effect on the election of directors.

If you are a stockholder of record and you returned a signed and dated proxy card without marking any voting selections, your shares will be voted "For" proposals number one and three. If any other matter is properly presented at the annual meeting, either Jen-Hsun Huang or Marvin D. Burkett as your proxy will vote your shares using his best judgment.

**May I change my vote after submitting my proxy?**

Yes. If you are a stockholder of record, you may revoke your proxy at any time before the final vote at the annual meeting in any one of the following four ways:

- you may submit another properly completed proxy card with a later date;
- you may send a written notice that you are revoking your proxy to NVIDIA Corporation, 2701 San Tomas Expressway, Santa Clara, California 95050, attention: General Counsel/Secretary;
- you may attend the annual meeting and vote in person; or
- you may submit another proxy by telephone or Internet after you have already provided an earlier proxy.

**What is the quorum requirement?**

We need a quorum of stockholders to hold our annual meeting. A quorum is present when at least a majority of the outstanding shares entitled to vote on April 23, 2007 are represented at the annual meeting either in person or by proxy. On the record date, there were 362,031,436 shares of common stock outstanding and entitled to vote meaning that 181,015,719 shares must be represented in person or by proxy to have a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy or vote at the annual meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is not a quorum, a majority of the votes present at the annual meeting may adjourn the annual meeting to another date.

**How many votes are needed to elect directors?**

We have adopted Bylaw provisions providing for a majority vote standard in non-contested elections. As the number of nominees properly nominated for the annual meeting is the same as the number of directors to be elected, the annual meeting is a non-contested election. Pursuant to our Bylaws, if the number of votes "Withheld" with respect to a nominee exceeds the number of votes "For", then the nominee is required to submit their resignation for consideration by our Board and our Nominating and Corporate Governance Committee.



**How many votes are needed to approve the 2007 Equity Incentive Plan?**

The affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote is required for approval of the 2007 Equity Incentive Plan. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Brokers may not vote on Proposal 2 without receiving instructions from the beneficial owner of the shares. In the absence of voting instructions from the beneficial owner, such shares will not be counted as voted or represented on those proposals so they will have no effect on the vote.

**How many votes are needed to ratify PricewaterhouseCoopers LLP as our independent registered public accounting firm?**

The affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote is required for the ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm. If you "Abstain" from voting, it will have the same effect as an "Against" vote. If you do not vote, it will have no effect.

**How can I find out the results of the voting at the annual meeting?**

Preliminary voting results will be announced at the annual meeting. Final voting results will be published in our quarterly report on Form 10-Q for our second quarter ended July 29, 2007, which will be filed with the Securities and Exchange Commission, or SEC, by September 7, 2007.

**Who is paying for this proxy solicitation?**

We will pay the entire cost of soliciting proxies. We have retained The Altman Group, Inc. to assist in the solicitation of proxies for a fee of approximately $14,000 plus associated costs and expenses. Our directors and employees may also solicit proxies in person, by telephone, by mail, by Internet or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners. Questions concerning proxy voting or process should be directed to The Altman Group at 1-800-232-0316 (this call is toll-free in the United States).

**What does it mean if I receive more than one proxy card?**

If you received more than one proxy card, your shares are registered in more than one name or are held in different accounts. Please complete, sign and return each proxy card to ensure that all of your shares are voted. If you would like to modify your instructions so that you receive one proxy card for each account or name, please contact your broker.

**How can I sign up to access future stockholder communication electronically?**

Stockholders who have email accounts may be able to elect to access our annual reports and proxy materials online through our online delivery service. By using this service, you will improve the speed and efficiency by which you can access these materials and help us reduce the environmental impact and costs of printing and distributing paper copies.

**Who should I contact for additional information regarding the online delivery service or electronic voting?**

You may visit the Investor Relations section of our website *www.nvidia.com*, send an electronic mail message to *Finance-IR@nvidia.com* or contact our Investor Relations Department by mail at 2701 San Tomas Expressway, Santa Clara, CA 95050.

**What does it mean if multiple members of my household are stockholders but we only received one set of proxy materials?**

In accordance with a prior notice sent to certain brokers, banks, dealers or other agents, we are sending only one annual report and proxy statement to those addresses with multiple stockholders unless we received contrary instructions from any stockholder at that address. This practice, known as "householding," allows us to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single copy of these documents. Householding helps to reduce our printing and postage costs, reduces the amount of mail you receive and helps to preserve the environment.

If you currently receive multiple copies of our proxy statement and annual report at your address and would like to request "householding" of your communications, please contact your broker. Once you have elected "householding" of your communications, "householding" will continue until you are notified otherwise or until you revoke your consent. If any stockholder residing at such an address wishes to receive a separate set of documents, they may telephone our Stock Administration Department at (408) 486-2000 or write to our Stock Administration Department at 2701 San Tomas Expressway, Santa Clara, California 95050.

**When are stockholder proposals due for next year's annual meeting?**

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing by January 10, 2008 to NVIDIA Corporation, 2701 San Tomas Expressway, Santa Clara, CA 95050, Attention: General Counsel/Secretary. If you wish to submit a proposal that is not to be included in next year's proxy materials, but that may be considered at the 2008 annual meeting, you must do so in writing following the above instructions by January 10, 2008.

## ELECTRONIC DELIVERY OF FUTURE COMMUNICATIONS

We are encouraging all of our stockholders, both beneficial owners and stockholders of record, to receive future financial and other communications from us by email. You can elect to receive an email that will provide you with an electronic link to future annual reports and proxy statements rather than receiving paper copies of these documents. Choosing to receive your proxy materials electronically will help us reduce the environmental impact and costs of printing and mailing the paper copies to you. You can choose to receive future proxy materials electronically by visiting *www.icsdelivery.com/nvda*. If you choose to receive future proxy materials electronically, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your choice to receive proxy materials electronically will remain in effect until you contact our Investor Relations Department and tell us otherwise. You may visit the Investor Relations section of our website *www.nvidia.com*, send an electronic mail message to *Finance-IR@nvidia.com* or contact our Investor Relations Department by mail at 2701 San Tomas Expressway, Santa Clara, CA 95050.

## PROPOSAL 1

## ELECTION OF DIRECTORS

Our Board is divided into three classes serving staggered three year terms. At the annual meeting, you and the other stockholders will elect three directors to serve as directors until our 2010 annual meeting of stockholders. Messrs. Gaither, Huang and Seawell are currently directors and were previously elected by our stockholders. Our Nominating and Corporate Governance Committee reviewed the qualifications of each of the nominees for election and unanimously recommended that each nominee be submitted for election to the Board. Our Board approved the recommendation at its meeting on March 1, 2007. If elected at the annual meeting, each of the nominees will serve until the 2010 annual meeting and until a successor is elected and qualified, or until the director resigns or is removed.

The Board expects the nominees will be available for election. If a nominee declines or is unable to act as a director, your proxy may be voted for any substitute nominee proposed by the Board or the size of the Board may be reduced. In accordance with our Bylaws, directors are elected if they receive more "For" votes than "Withheld" votes. Unless you instruct otherwise, your proxy will be voted **FOR** the election of these nominees.

**THE BOARD RECOMMENDS A VOTE FOR THE ELECTION OF EACH NOMINEE TO THE BOARD.**

### Members of the Board of Directors

The following is information for each of the members of our Board as of the date of this proxy statement.

| Name | Position with NVIDIA | Age | Director Since | Expiration of Term |
|---|---|---|---|---|
| Jen-Hsun Huang | Chief Executive Officer, President and Director | 44 | April 1993 | 2007 |
| James C. Gaither | Lead Director | 69 | December 1998 | 2007 |
| A. Brooke Seawell | Director | 59 | December 1997 | 2007 |
| Steven Chu, Ph.D. | Director | 59 | July 2004 | 2008 |
| Harvey C. Jones | Director | 54 | November 1993 | 2008 |
| William J. Miller | Director | 61 | November 1994 | 2008 |
| Tench Coxe | Director | 49 | June 1993 | 2009 |
| Mark L. Perry | Director | 51 | May 2005 | 2009 |

### Nominees for Election for a Three-year Term Expiring at Our 2010 Annual Meeting

***James C. Gaither*** is a managing director of Sutter Hill Ventures, a venture capital investment firm. He is a retired partner of the law firm of Cooley Godward Kronish LLP and was a partner of the firm from 1971 until July 2000 and senior counsel to the firm from July 2000 to 2003. Prior to beginning his law practice with the firm in 1969, Mr. Gaither served as a law clerk to The Honorable Earl Warren, Chief Justice of the United States, Special Assistant to the Assistant Attorney General in the United States Department of Justice and Staff Assistant to the President of the United States, Lyndon Johnson. Mr. Gaither is a former president of the Board of Trustees at Stanford University and is vice chairman of the board of directors of The William and Flora Hewlett Foundation and Chairman of the Board of Trustees of The Carnegie Endowment for International Peace. Mr. Gaither holds a B.A. in Economics from Princeton University and a J.D. degree from Stanford University Law School.

***Jen-Hsun Huang*** co-founded NVIDIA in April 1993 and has served as our President and Chief Executive Officer since that time. From 1985 to 1993, Mr. Huang was employed at LSI Logic Corporation, a computer chip manufacturer, where he held a variety of positions, most recently as Director of Coreware, the business unit responsible for LSI's "system-on-a-chip" strategy. From 1984 to 1985, Mr. Huang was a microprocessor designer for Advanced Micro Devices, Inc., a semiconductor company. Mr. Huang holds a B.S.E.E. degree from Oregon State University and an M.S.E.E. degree from Stanford University.

***A. Brooke Seawell*** has been a Venture Partner with New Enterprise Associates, a venture capital investment firm, since January 2005. From February 2000 to December 2004, Mr. Seawell was a Partner with Technology Crossover Ventures, a venture capital investment firm. From 1997 to 1998, Mr. Seawell was Executive Vice President of NetDynamics, Inc., an application server software company, which was acquired by Sun Microsystems, Inc. From 1991 to 1997, Mr. Seawell was Senior Vice President and Chief Financial Officer of Synopsys, Inc., an electronic design automation software company. Mr. Seawell also serves on the board of directors of Informatica Corporation, a data integration software company, Glu Mobile, Inc., a publisher of mobile games, and several privately held companies. Mr. Seawell holds a B.A. degree in Economics and an M.B.A. degree in Finance from Stanford University.

**Directors Continuing in Office until Our 2008 Annual Meeting**

***Dr. Steven Chu*** became the Director of the Lawrence Berkeley National Laboratory, a research laboratory of the Department of Energy managed by the University of California, in August 2004. From 1987 to August 2004, Dr. Chu served as a Professor of Physics and Applied Physics at Stanford University. At Stanford, Dr. Chu served as Chair of the Physics Department from 1990 through 1993 and from 1999 through 2001. From 1983 to 1987, Dr. Chu served as the head of the Quantum Electronics Research Department at AT&T Bell Laboratories, the research division of AT&T Corp., a telecommunications company. In 1997, Dr. Chu, with two colleagues at National Institute of Standards and Technology and College de France, were awarded the Nobel Prize in physics for the development of methods to cool and trap atoms with laser light. Dr. Chu serves on the Board of Trustees of the University of Rochester and on the board of directors of The William and Flora Hewlett Foundation. Dr. Chu holds an A.B. degree in Mathematics and a B.S. degree in Physics from the University of Rochester and a Ph.D. in Physics from the University of California at Berkeley.

***Harvey C. Jones*** is the Chairman of the board of directors of Tensilica Inc., a privately-held company he co-founded in 1997. Tensilica designs and licenses application-specific microprocessors for use in high-volume embedded systems. From December 1987 through February 1998, Mr. Jones held various positions at Synopsys, Inc., an electronic design automation software company, where he served as Chief Executive Officer through January 1994 and as Executive Chairman of the board of directors until February 1998. Prior to Synopsys, Mr. Jones served as President and Chief Executive Officer of Daisy Systems Corporation, a computer-aided engineering company that he co-founded in 1981. Mr. Jones currently serves on the board of directors of Wind River Systems, Inc., an embedded software and services provider, and several privately-held companies. Mr. Jones holds a B.S. degree in Mathematics and Computer Sciences from Georgetown University and an M.S. degree in Management from the Massachusetts Institute of Technology.

***William J. Miller*** has served as an independent board member for several companies and has been an occasional consultant to several technology companies since October 1999. From April 1996 through October 1999, Mr. Miller was Chief Executive Officer and Chairman of the board of directors of Avid Technology, Inc., a provider of digital tools for multimedia. Mr. Miller also served as President of Avid Technology from September 1996 through October 1999. From March 1992 to October 1995, Mr. Miller served as Chief Executive Officer of Quantum Corporation, a mass storage company. He was a member of the board of directors of Quantum, and Chairman thereof, from May 1992 and September 1993, respectively, to August 1995. From 1981 to March 1992, he served in various positions at Control Data Corporation, a supplier of computer hardware, software and services, most recently as Executive Vice President and President, Information Services. Mr. Miller serves on the board of directors of Waters Corporation, a scientific instrument manufacturing company, ViewSonic Corporation, a global provider of visual display technology products, Digimarc Corporation, a developer and supplier of secure identification products and digital watermarking technology, Overland Storage, Inc. a supplier of data storage products, and Glu Mobile, Inc., a publisher of mobile games. Mr. Miller holds B.A. and J.D. degrees from the University of Minnesota.

## Directors Continuing in Office until Our 2009 Annual Meeting

***Tench Coxe*** is a managing director of the general partner of Sutter Hill Ventures, a venture capital investment firm. Prior to joining Sutter Hill Ventures in 1987, Mr. Coxe was Director of Marketing and MIS at Digital Communication Associates. Mr. Coxe also serves on the board of directors of eLoyalty Corporation, a customer loyalty software firm, and several privately-held companies. Mr. Coxe holds a B.A. degree in Economics from Dartmouth College and an M.B.A. degree from Harvard Business School.

***Mark L. Perry*** currently serves as the President and Chief Executive Officer of Aerovance, Inc., a biopharmaceutical company. Prior to joining Aerovance in February 2007, Mr. Perry served as the senior business advisor for Gilead Sciences, Inc., a biopharmaceutical company. Mr. Perry was an executive officer of Gilead from July 1994 to April 2004, serving in a variety of capacities, including General Counsel, Chief Financial Officer and most recently, Executive Vice President of Operations, responsible for worldwide sales and marketing, legal, manufacturing and facilities. From September 1981 to June 1994, Mr. Perry was with the law firm Cooley Godward Kronish LLP in San Francisco and Palo Alto, California, serving as a partner of the firm from 1987 until 1994. Mr. Perry also serves as a member of the board of directors of Nuvelo, Inc., a biopharmaceutical company, and Aerovance. Mr. Perry holds a B.A. degree in History from the University of California, Berkeley and a J.D. degree from the University of California, Davis.

## PROPOSAL 2

## APPROVAL OF 2007 EQUITY COMPENSATION PLAN

We are asking our stockholders to approve our 2007 Equity Incentive Plan at the annual meeting. In this Proposal, we call this plan the 2007 Plan. On April 24, 2007, our Compensation Committee approved the 2007 Plan, subject to stockholder approval.

If approved by stockholders, the 2007 Plan will consolidate and replace all of our outstanding equity incentive plans. Specifically, the 2007 Plan will succeed our 1998 Equity Incentive Plan, our 1998 Non-Employee Directors' Stock Option Plan, our 2000 Nonstatutory Equity Incentive Plan, and the PortalPlayer, Inc. 2004 Stock Incentive Plan. We refer to all our outstanding equity incentive plans together as the Prior Plans.

When our stockholders approve the 2007 Plan, we will be able to issue approximately an additional 27.5 million shares above the number of shares already subject to outstanding equity awards to employees. We currently have approximately 17.6 million shares available for issuance under the Prior Plans. This means we are asking for approval of approximately 9.7 million shares over the number of shares we already have available for grant. After carefully forecasting our anticipated growth rate for the next few years, we believe that the total of 27.5 million shares will be sufficient for at least two years' worth of option grants under our current compensation program. We anticipate returning to stockholders for additional shares in fiscal 2010.

## Why You Should Vote for the 2007 Plan

### *Stock Options Are an Important Part of Our Compensation Philosophy*

The 2007 Plan is critical to our ongoing effort to build stockholder value. As discussed in the *Compensation Discussion and Analysis* beginning on page 28 of this proxy statement, equity incentive awards are central to our compensation program. Our Compensation Committee and Board believe that our ability to grant stock options to new and existing employees has helped us attract, retain, and motivate the world's best talent. Since the potential value of stock options is realized only if our share price increases, this form of compensation provides a strong incentive for employees to work to grow the business and build stockholder value, and is most attractive to employees who share the entrepreneurial sprit that has made our Company a success.

We believe our strategy is working. During the last three years, our total turnover rate has averaged about 9%, which is much lower than the annual 17% turnover rate for the semiconductor industry as reported in

Radford Surveys & Consulting Q1 2007 Quarterly Summary of Industry Trends. Also, our equity incentive program is broad-based. Currently, approximately 84% of our outstanding stock options are held by rank-and-file employees and more than half of the options held by employees are fully vested and exercisable. Approximately 55% of the total current options outstanding are fully vested and exercisable, and of these fully vested and exercisable options, 99% are currently "in-the-money" which means that they have exercise prices that are less than the current trading price of our common stock. We regard the decision by employees to hold onto their options instead of exercising and selling as evidence of their belief that they can continue to build stockholder value. The stock incentive programs NVIDIA has in place have worked to build stockholder value by attracting and retaining extraordinarily talented employees. We believe we must continue to offer a competitive equity compensation plan in order to attract and motivate the world-class talent necessary for our continued growth and success.

**Stock Options Outstanding at April 6, 2007**

| Status of Outstanding Options | Held by Employees | Held by Board of Directors and Named Executive Officers | Total |
|---|---|---|---|
| Unvested | 29,804,832 | 3,765,120 | 33,569,952 |
| Vested & Exercisable | 32,904,188 | 7,871,037 | 40,775,225 |
| Total | 62,709,020 | 11,636,157 | 74,345,177 |

***Our 1998 Plan is Expiring***

Grants of stock options to our named executive officers and our directors are made from our 1998 Equity Incentive Plan—referred to in this Proposal as the 1998 Plan. In February 2008, the 1998 Plan will expire and we will not be able to issue equity to our named executive officers or our directors unless our stockholders approve a new stock plan. While we could increase cash compensation if we are unable to grant equity incentives, we anticipate that we will have difficultly attracting, retaining, and motivating our named executive officers and our directors if we are unable to make equity grants to them. Stock options are a more effective executive compensation vehicle than cash at a growth-oriented, entrepreneurial company because they deliver high potential value with a smaller impact on current income and cash flow. Therefore, we are asking our stockholders to approve the 2007 Plan.

***We Manage Our Option Use Carefully and Dilution Is Trending Down***

We manage our long-term stockholder dilution by limiting the number of equity awards granted annually. The Compensation Committee carefully monitors our annual net burn rate, total dilution, and equity expense to ensure that we maximize stockholders' value by granting only the appropriate number of options necessary to attract, reward, and retain employees. NVIDIA's commitment to a carefully managed equity incentive program, is demonstrated by several facts:

- In the past two years, total dilution has declined from 29% to total dilution of 20% of total common shares outstanding as of April 6, 2007.
- Average net burn rate decreased from approximately 4% in each of fiscal 2005 and 2006 to approximately 3% in fiscal 2007 despite a significant increase in employees.
- In fiscal years 2006 and 2007, we granted 24.3 million shares (net of cancellations) and repurchased 23.1 million shares under the share repurchase program announced in August 2004. Future repurchases cannot be guaranteed.

**Historic Option Use and Fiscal 2008 Year-to-April 6, 2007 Use**

| | Fiscal 2005 | Fiscal 2006 | Fiscal 2007 | Fiscal 2008 to April 6, 2007 (4) |
|---|---|---|---|---|
| Revenue | $ 2.01 billion | $ 2.38 billion | $ 3.07 billion | — |
| GAAP net income | $88.6 million | $301.2 million | $448.8 million | — |
| Employee growth | 15% | 30% | 49% | — |
| Total shares outstanding | 334,179,090 | 342,954,912 | 360,988,504 | 361,950,370 |
| Shares repurchased | 4,168,706 | 12,804,340 | 10,337,429 | — |
| Net options awarded (1) | 12,890,654 | 13,712,432 | 10,622,075 | 4,146,610 |
| Options outstanding | 92,320,314 | 87,958,480 | 73,994,662 | 74,345,177 |
| Shares available for grant | 45,023,408 | 31,310,976 | 21,780,284 | 17,633,674 |
| Total dilution (2) | 29.1% | 25.8% | 21.0% | 20.3% |
| Net burn rate (3) | 3.9% | 4.0% | 2.9% | 2.25%-2.75% (full-year target) |

(1) Net options awarded equals total options granted minus cancellations and forfeitures.

(2) Total dilution = $\frac{\text{(options outstanding + shares available for grant)}}{\text{(total shares outstanding + options outstanding + shares available for grant)}}$

(3) Net burn rate equals net options awarded divided by total shares outstanding.

(4) The numbers in this column do not include the approximately 9.7 million additional shares we are requesting.

In requesting approval of the new 2007 Plan, we are asking stockholders for a two-year pool of shares to provide a predictable amount of equity for attracting, retaining, and motivating employees as we continue to grow. Since approval will result in a small increase in total dilution and this dilution may exceed the standard approval guidelines used by some stockholders, we ask that you consider the following:

- We are a relatively young company that has grown rapidly. In the early years a significant number of shares were necessary to build the world-class pool of talent that has created substantial stockholder value. Going forward, we believe fewer shares will be necessary to achieve this objective. Also, lower share usage in recent years will cause dilution to trend down.
- As mentioned earlier, of the approximately 74.3 million shares subject to options outstanding, approximately 40.8 million are vested and exercisable. This tendency of employees to hold in-the-money options that are fully vested is unusual and good for stockholders as it illustrates that employees have confidence in our future stock price appreciation and want to maintain a longer term ownership in the Company.
- In February 2004, NVIDIA changed the expiration term of its option grants from ten years to six years. However, this change has not yet fully had its effect on reducing dilution. In the next three years, approximately 18.5 million of the approximately 74.3 million shares outstanding, or 25%, either have to be exercised or will expire.
- NVIDIA issues annual performance grants to employees with a two-year vesting cliff. This practice helps create retention value in each option, but contributes to higher dilution because employees are required to hold the options longer than at most companies. We believe this vesting practice is in the best interest of our stockholders.

### *The 2007 Plan Combines Compensation and Governance Best Practices*

The 2007 Plan will consolidate and replace the Prior Plans. Among other things, the adoption of the 2007 Plan will eliminate the administrative burden of maintaining multiple plans. We included provisions in the 2007 Plan that are designed to protect our stockholders' interests and to reflect corporate governance best practices including:

- *Continued broad-based eligibility for equity awards.* We grant stock options to substantially all of our employees. By doing so, we link employee interests with stockholder interests throughout the organization and motivate our employees to act as owners of the business.
- *Our 2000 Stock Plan was not approved by stockholders.* Our Board adopted the 2000 Plan at a time when stockholder approval was not required for all stock plans. The 2007 Plan will replace the 2000 Plan as well as the other Prior Plans meaning that we will only issue equity awards from a stockholder-approved plan.
- *Stockholder approval is required for additional shares.* The 2007 Plan does not contain an annual "evergreen" provision. The 2007 Plan authorizes a fixed number of shares, so that stockholder approval is required to issue any additional shares.
- *No discount stock options or stock appreciation rights.* All stock options and stock appreciation rights will have an exercise price equal to or greater than the fair market value of our common stock on the date the stock option or stock appreciation right is granted.
- *Repricing is not allowed.* The 2007 Plan prohibits the repricing of stock options and stock appreciation rights without prior stockholder approval.
- *Submission of 2007 Plan amendments to stockholders.* The 2007 Plan requires stockholder approval for material amendments to the 2007 Plan, including materially increasing the benefits accrued to participants under the 2007 Plan; materially increasing the number of securities which may be issued under the 2007 Plan; materially expanding the class of individuals eligible to participate in the 2007 Plan; or materially extending the term of the 2007 Plan.
- *Reasonable share counting provisions.* In general, when awards granted under the 2007 Plan lapse or are canceled, the shares reserved for those awards will be returned to the share reserve and be available for future awards. However, shares of common stock received from the exercise of stock options or withheld for taxes will not be returned to our share reserve.
- *Reasonable limit on full value awards.* The 2007 Plan limits the number of shares of common stock available for outright stock grants or other full value share awards payable in the form of common stock that either require no purchase by the participant or do not meet minimum vesting requirements to 5% of the common stock authorized under the 2007 Plan. In particular, awards shall generally be subject to a restriction period, or holding period, of three years for non-performance-based awards and one year for performance-based awards. Restricted stock awards generally will have a minimum vesting period of three years unless the award is performance based, in which case the vesting generally shall be at least one year.


Proxy

## Summary of the 2007 Plan

A summary of the principal features of the 2007 Plan follows below. The summary is qualified by the full text of the 2007 Plan that is attached as Annex A to this proxy statement.

### *Types of Awards*

The 2007 Plan provides for the following types of awards: incentive stock options, nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards, performance cash awards, and other stock-based awards. We refer to these stock awards in this Proposal collectively as the stock awards or awards.

*Eligibility*

Stock awards may be granted under the 2007 Plan to our employees, directors and consultants. Only our employees may receive incentive stock options. As of April 6, 2007, approximately 4,069 employees and seven non-employee directors were eligible to participate in the 2007 Plan.

*Administration*

Our Board, or a committee of the Board, will administer the 2007 Plan. A committee may consist of two or more "non-employee directors" within the meaning of Rule 16b-3 of the Exchange Act, or of two or more "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1980, as amended, or the Code. For grants of stock awards to employees other than the named executive officers, the 2007 Plan also permits delegation of administration of the 2007 Plan to our chief executive officer, our chief financial officer and our general counsel.

As administrator of the 2007 Plan, the Board has the authority to implement, construe and interpret its provisions. Among other things, the Board has the power to determine award recipients and the terms of awards including the exercise price, the number of shares subject to each award, the exercisability of stock awards and the form of consideration payable at exercise. The Board has the power to approve forms of award agreements, and to adopt procedures and sub-plans to permit employees, directors or consultants who are foreign nationals or employed outside the United States to participate in the 2007 Plan. The Board does not have the authority under the 2007 Plan to reduce the exercise or purchase price of any outstanding stock award or to cancel and re-grant any outstanding stock award if such action would reduce the exercise or purchase price of the award, in either case, unless our stockholders have approved such an action within twelve months prior to such an action.

The Board has delegated administration of the 2007 Plan to the Compensation Committee. The Compensation Committee has further delegated administration of grants to employees and consultants who are not executive officers to our chief executive officer, our chief financial officer and our general counsel, which is currently subject to the final review of a Compensation Committee member.

*Stock Subject to the 2007 Plan*

Up to 101,845,177 shares of common stock may be issued pursuant to awards granted under the 2007 Plan. The maximum number of shares reserved for issuance consists of (i) all of the shares remaining available for issuance under the Prior Plans (including shares subject to issuance under outstanding stock awards previously granted under the Prior Plans), which amount is approximately 91,978,851 shares as of April 6, 2007, and (ii) a number of shares, to be determined as of the date this 2007 Plan is approved by the stockholders, that when added to the number of shares then remaining available for issuance under the Prior Plans, results in a total share reserve of 101,845,177 shares of common stock.

As of April 6, 2007, options to purchase approximately 74,345,177 shares of common stock were outstanding under the Prior Plans and approximately 17,633,674 shares remained available for future awards under the Prior Plans. Therefore, we are asking for an increase of approximately 9,666,326 new shares to be added to the 2007 Plan.

All shares remaining available for issuance under the Prior Plans on the effective date (that is, the date the stockholders approve the 2007 Plan) will become available for issuance under the 2007 Plan, and any shares issued upon the exercise of awards outstanding under the Prior Plans will reduce the number of shares available for issuance under the 2007 Plan.

If the 2007 Plan is approved, no additional equity awards will be made under the Prior Plans, except that we may grant stock awards subject to the terms of the 1998 Plan covering up to an aggregate of 100,000 shares of common stock to those newly hired employees of NVIDIA and our affiliates who are foreign nationals or are employed outside the United States until the time that the 2007 Plan is qualified in foreign locations.

The shares of common stock subject to stock awards granted under the 2007 Plan (including any awards granted under the Prior Plans) that expire, are forfeited because of a failure to vest, or otherwise terminate without being exercised in full will return to the 2007 Plan and be available for issuance under the 2007 Plan. However, any shares that are withheld to satisfy tax requirements or that are used to pay the exercise or purchase price of a stock award may not be issued under the 2007 Plan.

*Terms of Options*

A stock option is the right to purchase shares of our common stock at a fixed exercise price for a fixed period of time. Stock option grants may be incentive stock options or nonstatutory stock options; however, no more than 101,845,177 shares of common stock may be issued under the 2007 Plan pursuant to the exercise of incentive stock options (including options granted as incentive stock options under the Prior Plans). Each option is evidenced by a stock option agreement. The Board determines the terms of a stock option including the exercise price, the form of consideration paid on exercise, the vesting schedule, restrictions on transfer and the term. The exercise price of a stock option may not be less than 100% of the fair market value of the stock subject to the option on the date of grant (for an incentive stock option 110% if the optionee is a 10% holder). The term of an option will not be longer than ten years and may be subject to restrictions on transfer. When exercised, the exercise price may be paid in cash, check, pursuant to a broker-assisted cashless exercise, by delivery of other shares of common stock, by a "net exercise" arrangement, or by other means acceptable to the Board.

Options generally terminate ninety days after termination of an optionee's service or as set forth in the option agreement. As set forth in the 2007 Plan, the optionee will have longer to exercise when termination is due to disability or death. Options will fully vest if an optionee's service is terminated as a result of his or her death. No option may be exercised beyond the expiration of its term.

*Terms of Restricted Stock Awards*

Restricted stock awards are awards of shares of our common stock that vest in accordance with terms and conditions established by the Board. Each restricted stock award is evidenced by an award agreement that sets forth the terms and conditions of the award. The Board sets the terms of the restricted stock awards including the size of the restricted stock award, the price to be paid by the recipient, the vesting schedule, and any performance criteria that may be required for the stock to vest. The award may vest based on continued employment and/or the achievement of performance goals. If a participant's service terminates before the restricted stock is fully vested, all of the unvested shares will be forfeited by the participant unless otherwise provided in the restricted stock award agreement. However, restricted stock awards fully vest if the participant's service is terminated as a result of his or her death.

*Terms of Restricted Stock Unit Awards*


Proxy

A restricted stock unit is a right to receive stock or cash equal to the value of a share of stock at the end of a set period. No stock is issued at the time of grant. Each restricted stock unit award is evidenced by an agreement that sets forth the terms and conditions of the award. The Board sets the terms of the restricted stock unit award, including the size of the restricted stock unit award, the consideration to be paid by the recipient (if any), the vesting schedule and any performance criteria. When a participant's service terminates, the unvested portion of the restricted stock unit award will be forfeited unless otherwise provided in the restricted stock unit award agreement. However, restricted stock unit awards fully vest if a participant's service is terminated as a result of his or her death.

*Terms of Stock Appreciation Rights*

A stock appreciation right, or SAR, is the right to receive the appreciation in the fair market value of our common stock between the date of grant and the exercise date for the number of shares of our common stock that are exercised. Stock appreciation rights may be granted as stand-alone stock awards or in tandem with other stock awards.

When a SAR is exercised, the holder is entitled to an amount equal to the difference between (a) the fair market value of a share of our common stock on the date the SAR was granted and (b) the fair market value of a share of our common stock on the date the SAR is exercised. We may pay the amount of the appreciation in cash or shares of our common stock or a combination of both. Each stock appreciation right is evidenced by an agreement specifying the exercise price, vesting schedule, number of shares granted and the other terms of the SAR. When a participant's service terminates, the unvested portion of the SAR will be forfeited unless otherwise provided in the award agreement. However, the SAR fully vests if a participant's service is terminated as a result of his or her death.

***Terms of Performance Based Stock Awards***

*Performance Stock Awards.* A performance stock award may be granted, may vest, or may be exercised upon achievement of pre-determined performance goals. A performance stock award may require the completion of a specified period of continuous service. The length of any performance period, the performance goals to be achieved during the performance period, and the measure of whether and to what degree such performance goals have been attained will be determined by the Board or, as necessary, for compliance with Section 162(m) of the Code, the Committee. In addition, to the extent permitted by applicable law and the award agreement, the Board (or Committee as applicable) may determine that cash may be used in payment of performance stock awards. In all cases, performance stock awards will be deemed to have been earned at the target level of performance, will be fully vested and shares will be issued promptly following termination if a participant's service is terminated as a result of his or her death.

*Performance Cash Awards.* A performance cash award is a cash award that is paid upon the achievement of performance goals during a performance period. A performance cash award may also require the completion of a specified period of continuous service. The length of any performance period, the performance goals to be achieved during the performance period, and the measure of whether and to what degree such performance goals have been attained will be conclusively determined by the Board (or Committee as applicable). The Board (or Committee as applicable) may specify the form of payment of performance cash awards, which may be cash or other property, or may provide for a participant to have the option for his or her performance cash award, or such portion thereof as the Board (or Committee as applicable) may specify, to be paid in whole or in part in cash or other property. In addition, to the extent permitted by applicable law and the applicable award agreement, the Board (or Committee as applicable) may determine that common stock authorized under the 2007 Plan may be used in payment of performance cash awards.

*Performance Criteria.* Performance-based stock and cash awards may be made subject to one or more of the following criteria: (i) earnings per share; (ii) earnings before interest, taxes and depreciation; (iii) earnings before interest, taxes, depreciation and amortization (EBITDA); (iv) total stockholder return; (v) return on equity; (vi) return on assets, investment, or capital employed; (vii) operating margin; (viii) gross margin; (ix) operating income; (x) net income (before or after taxes); (xi) net income (after exclusion of extraordinary items as determined in the discretion of the Board); (xii) net operating income; (xiii) net operating income after tax; (xiv) pre- and after-tax income; (xv) pre-tax profit; (xvi) operating cash flow; (xvii) sales or revenue targets; (xviii) orders and revenue; (xix) increases in revenue or product revenue; (xx) expenses and cost reduction goals; (xxi) improvement in or attainment of expense levels; (xxii) improvement in or attainment of working capital levels; (xxiii) economic value added (or an equivalent metric); (xxiv) market share; (xxv) cash flow; (xxvi) cash flow per share; (xxvii) share price performance; (xxviii) debt reduction; (xxix) implementation or completion of projects or processes; (xxx) customer satisfaction; (xxxi) stockholders' equity; (xxxii) quality measures; and (xxxiii) to the extent that an award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by the Board.

*Terms of Other Stock Awards*

The Board may grant other incentive awards that are based in whole or in part by reference to the value of NVIDIA common stock. Subject to the provisions of the 2007 Plan, the Board has the authority to determine the persons to whom and the dates on which such other stock awards will be granted, the number of shares of common stock (or cash equivalents) to be subject to each award, and other terms and conditions of such awards. Such awards may be granted either alone or in addition to other stock awards granted under the 2007 Plan. Any such awards fully vest if a participant's service is terminated as a result of his or her death.

*Changes to Capital Structure*

In the event any change is made in the shares subject to the 2007 Plan or any stock award granted under the 2007 Plan, whether through merger, consolidation, reorganization, recapitalization, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or otherwise, the Board will adjust: (a) the class(es) and maximum number of securities subject to the 2007 Plan, (b) the class(es) and maximum number of securities that may be issued pursuant to the exercise of incentive stock options, (c) the class(es) and maximum number of securities (or amount of cash consideration) that may be awarded to any person pursuant to performance stock awards and other stock-based awards intended to satisfy the requirements of Section 162(m) of the Code (such as options and stock appreciation rights), and (d) the class(es) and number of securities and price per share of stock subject to outstanding stock awards.

*Corporate Transactions; Changes in Control*

In the event of a corporate transaction or a change of control, outstanding stock awards under the 2007 Plan may be assumed, continued, or substituted by the surviving corporation. If the surviving corporation does not assume, continue, or substitute such stock awards, then (a) any stock awards that are held by individuals performing services for NVIDIA immediately prior to the effective time of the transaction, the vesting and exercisability provisions of such stock awards will be accelerated in full and such stock awards will be terminated if not exercised prior to the effective date of the corporate transaction, and (b) all other outstanding stock awards will be terminated if not exercised on or prior to the effective date of the corporate transaction.

*Duration, Suspension, Termination, and Amendment*

The Board may suspend or terminate the 2007 Plan at any time. The 2007 Plan is scheduled to terminate on April 23, 2017. No awards may be granted under the 2007 Plan while the 2007 Plan is suspended or after it is terminated.

The Board may amend the 2007 Plan at anytime. However, if legal, regulatory or listing requirements require stockholder approval, the amendment will not go into effect until the stockholders have approved the amendment.


Proxy

*Tax Withholding*

The Board may require a participant to satisfy any federal, state, local, or foreign tax withholding obligation relating to a stock award by (a) causing the participant to tender a cash payment; (b) withholding shares of common stock from the shares of common stock issued or otherwise issuable to the participant in connection with the award; (c) withholding cash from an award settled in cash or from other amounts payable to the participant; or (d) by other method set forth in the award agreement.

**Federal Income Tax Information**

The following is a summary of the principal U.S. federal income taxation consequences to participants and NVIDIA with respect to participation in the 2007 Plan. This summary is not exhaustive, and does not discuss state, local or foreign tax laws.

*Incentive Stock Options*

An optionee who is granted an incentive stock option does not recognize taxable income at the time the option is granted or upon its exercise, although the exercise is an adjustment item for alternative minimum tax purposes and may subject the optionee to the alternative minimum tax. Upon a disposition of the shares more than two years after grant of the option and more than one year after exercise of the option, any gain or loss is treated as long-term capital gain or loss. If these holding periods are not satisfied, the optionee recognizes ordinary income at the time of disposition equal to the difference between the exercise price and the lower of (a) the fair market value of the shares at the date of the option exercise or (b) the sale price of the shares. Any gain or loss recognized on such a premature disposition of the shares in excess of the amount treated as ordinary income is treated as long-term or short-term capital gain or loss, depending on the holding period. Unless limited by Section 162(m) of the Code, we are generally entitled to a deduction in the same amount as the ordinary income recognized by the optionee.

*Nonstatutory Stock Options*

No taxable income is recognized by an optionee upon the grant of a nonstatutory stock option. Upon exercise, the optionee will recognize ordinary income equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for those shares. Generally, we will be entitled to an income tax deduction in the tax year in which the optionee recognizes the ordinary income. When the optionee disposes of shares granted as a nonstatutory stock option, any difference between the sale price and the optionee's exercise price, to the extent not recognized as taxable income as provided above, is treated as long-term or short-term capital gain or loss, depending on the holding period.

*Restricted Stock Awards and Restricted Stock Units*

A participant generally will not have taxable income upon grant, unless the participant was granted restricted stock and elects to be taxed at the time of grant. A participant will recognize taxable ordinary income equal to the fair market value of the shares at the time they vest less the amount paid for the shares (if any). Generally, NVIDIA will be entitled to an income tax deduction in the year in which the ordinary income is recognized by the participant.

*Stock Appreciation Rights*

No taxable income is reportable when a stock appreciation right is granted to a participant. Upon exercise, the participant will recognize ordinary income in an amount equal to the amount of cash received and the fair market value of any shares received. Generally, NVIDIA will be entitled to an income tax deduction in the year in which the ordinary income is recognized by the participant. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

*Section 162(m)*

Section 162(m) of the Code denies a deduction to any publicly-held corporation for compensation paid to certain "covered employees" in a taxable year to the extent that compensation paid to a covered employee exceeds $1,000,000. It is possible that compensation attributable to 2007 Plan awards, when combined with all other types of compensation received by a covered employee from us, may cause this limitation to be exceeded in any given year. However, certain kinds of compensation, including qualified "performance-based compensation," are disregarded for purposes of the deduction limitation if certain steps are taken by the corporation.

In order to preserve, to the greatest extent possible, our tax deductions on stock and cash awards granted under the 2007 Plan, Section 162(m) of the Code requires that our stockholders approve certain limitations on these awards. Therefore, the 2007 Plan provides that no person may be granted stock awards whose value is determined by reference to an increase over an exercise or strike price of at least 100% of the fair market value of the common stock on the date of grant (such as options and stock appreciation rights) covering more than 2,000,000 shares of common stock during any calendar year. In addition, no person may be granted performance stock awards covering more than 2,000,000 shares of common stock during any calendar year. Finally, no person may be granted performance cash awards with a value exceeding $6,000,000 during any calendar year. Stockholder approval of this Proposal will also constitute approval of the two respective share limitations and the cash award limitation for purposes of Section 162(m) of the Code.

### New Plan Benefits

We cannot currently determine the benefits or number of shares subject to awards that may be granted in the future to executive officers, directors and employees under the 2007 Plan. The following table sets forth information about awards granted under the Prior Plans in fiscal year 2007 to the Named Executive Officers, all current executive officers as a group, all non-employee directors as a group, and all non-executive employees and consultants (including all current officers who are not executive officers) as a group (approximately 4,083 people). On April 5, 2007, the last reported sales price of our common stock on The NASDAQ Global Select Market, or NASDAQ, was $30.90.

**Prior Plans**

| Name | Weighted Average Exercise Price ($) | Number of Shares Subject to Awards |
|---|---|---|
| Jen-Hsun Huang<br>Chief Executive Officer and President | $28.74 | 300,000 |
| Marvin D. Burkett<br>Chief Financial Officer | 28.74 | 150,000 |
| David M. Shannon<br>Senior Vice President, General Counsel and Secretary | 28.74 | 100,000 |
| Ajay Puri<br>Vice President of Worldwide Sales | — | — |
| Executive Group | 28.74 | 550,000 |
| Non-Executive Director Group | 22.14 | 270,000 |
| Non-Executive Officer Employee Group | 28.74 | 550,000 |

### Vote Required

A majority of the shares present, in person or represented by proxy and entitled to vote at the annual meeting must vote "**FOR**" the 2007 Plan for it to be adopted. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved. The 2007 Plan will not go into effect if our stockholders do not vote FOR approval of the 2007 Plan. Please vote as soon as possible.



**THE BOARD RECOMMENDS A VOTE FOR THE 2007 PLAN.**

## INFORMATION ABOUT THE BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

### Independence of the Members of the Board of Directors

Our Corporate Governance Policies require our Board to affirmatively determine that a majority of our directors have no relationship that would interfere with their exercise of independent judgment in carrying out their responsibilities and meets any other qualification requirements required by the SEC and NASDAQ. After considering all relevant facts and circumstances, the Board determined all members of the Board are "independent" as defined by the SEC's and NASDAQ's rules and regulations, except for Jen-Hsun Huang, our President and Chief Executive Officer. The Board also determined that all members of our Audit, Compensation and Nominating and Corporate Governance Committees are independent under applicable NASDAQ listing standards.

### Audit Committee Financial Experts

The Board determined that Messrs. Seawell and Perry satisfy the criteria adopted by the SEC to serve as an "audit committee financial expert". Although they are not members of the Audit Committee, the Board also determined that Messrs. Jones and Miller satisfy the SEC's audit committee financial expert criteria.

### Corporate Governance Policies of the Board of Directors

In January 2004, the Board documented our governance practices by adopting Corporate Governance Policies to assure that the Board will have the necessary authority and practices in place to review and evaluate our business operations as needed and to make decisions that are independent of our management. The Corporate Governance Policies set forth the practices the Board will follow with respect to board composition and selection, regular evaluations of the Board and its committees, board meetings and involvement of senior management, chief executive officer performance evaluation, and board committees and compensation. As required under NASDAQ's listing standards, our independent directors have in the past and will continue to meet regularly in scheduled executive sessions at which only independent directors are present. Our Corporate Governance Policies may be viewed under Corporate Governance in the Investor Relations section of our website at *www.nvidia.com*.

Although we do not have a formal policy regarding attendance by members of the Board at our annual meetings, our practice is that in addition to Mr. Huang, one independent director will attend each annual meeting on behalf of all independent directors and all members of the Board are encouraged to attend the annual meeting. Messrs. Huang, Gaither and Perry were present at our 2006 annual meeting.

### Majority Vote Standard

As a part of our continuing process of enhancing corporate governance procedures and in order to provide our stockholders with a more meaningful role in the outcome of the election of directors, in March 2006, our Board amended our Bylaws to adopt a majority vote standard for non-contested director elections. In a contested election, which is an election in which the number of nominees exceeds the number of directors to be elected, our directors will be elected by a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors at that meeting. Our Bylaws now provide that in a non-contested election if the votes cast "For" an incumbent director do not exceed the number of votes "Withheld", such incumbent director shall promptly tender his resignation to the Board. The Nominating and Corporate Governance Committee will review the circumstances surrounding the "Withheld" vote and promptly make a recommendation to the Board on whether to accept or reject the resignation or whether other action should be taken. In making its decision, the Board will evaluate the best interests of NVIDIA and our stockholders and will consider all factors and relevant information. The Board will act on the Nominating and Corporate Governance Committee's recommendation and publicly disclose its decision as well as the rationale behind it within 90 days from the date of certification of the stockholder vote. The director who tenders his resignation will not participate in the Board's or the Nominating and Corporate Governance Committee's decisions.

**Lead Independent Director**

The other members of the Board appointed Mr. Gaither as the lead independent director of the Board. As the Lead Director, Mr. Gaither presides over executive sessions of the Board. Mr. Gaither works with our Chief Executive Officer to establish the agenda for meetings of the Board.

**Stockholder Communications with the Board of Directors**

Stockholders who wish to communicate with the Board regarding nominations of directors or other matters may do so by sending written communications addressed to David M. Shannon, our Secretary, at our headquarters at 2701 San Tomas Expressway, Santa Clara, California 95050. All stockholder communications we receive that are addressed to the Board will be compiled by our Secretary. If no particular director is named, letters will be forwarded, depending on the subject matter, to the Chair of the Audit, Compensation, or Nominating and Corporate Governance Committee, or the Lead Director.

**Nomination of Directors**

The Nominating and Corporate Governance Committee identifies, reviews and evaluates candidates to serve as directors and recommends candidates for election to the Board. In making its determinations, the Nominating and Corporate Governance Committee strives to select individuals who have the highest personal and professional integrity, have demonstrated exceptional ability and judgment and will be effective in collectively serving the long-term interests of the stockholders. In selecting individuals as nominees, the Nominating and Corporate Governance Committee will also consider any other factor that it deems relevant, including industry experience and diversity.

Nominees for director put forth by our stockholders will be reviewed by the Nominating and Corporate Governance Committee, which will determine whether these nominations should be presented to the Board. The Nominating and Corporate Governance Committee evaluates candidates proposed by stockholders using the same criteria as it uses for other candidates. The Nominating and Corporate Governance Committee will give serious consideration to all such nominations and will make its determination in accordance with its charter and applicable laws. Stockholders seeking to recommend a prospective nominee should follow the instructions under the heading *Stockholder Communications with the Board of Directors*. Stockholder submissions must include the full name of the proposed nominee, a description of the proposed nominee's business experience for at least the previous five years, complete biographical information, a description of the proposed nominee's qualifications as a director and a representation that the nominating stockholder is a beneficial or record owner of our stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected. The Nominating and Corporate Governance Committee did not receive any stockholder nominations during fiscal 2007.


Proxy

**Code of Conduct**

We have a Worldwide Code of Conduct that applies to all our executive officers, directors and employees. Also, we have a Financial Team Code of Conduct that applies to our executive officers, directors and members of our finance, accounting and treasury departments. Both the Worldwide Code of Conduct and the Financial Team Code of Conduct are available under Corporate Governance in the Investor Relations section of our website at *www.nvidia.com*. If we make any amendments to the Worldwide Code of Conduct or the Financial Team Code of Conduct or grant any waiver from a provision of either code to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website.

**Board Meeting Information**

The Board met nine times during fiscal 2007 and had a two day Board retreat. We expect each Board member to attend each meeting of the Board and the committees on which he serves. Each Board member attended 75% or more of the aggregate meetings of the Board and of the committees on which he served, held during the period for which he was a director or committee member, except for Dr. Chu who did not attend 75% of the meetings of the Nominating and Corporate Governance Committee. Although Dr. Chu did attend all of the four regularly scheduled meetings of the Nominating and Corporate Governance Committee during the fiscal year, due to scheduling conflicts, Dr. Chu was unable to attend two special meetings of the Nominating and Corporate Governance Committee. If a Board member does not attend at least 75% of the meetings of the Board or the committees on which he serves, the vesting period of his annual stock option grants will be lengthened as described more fully under the heading *Director Compensation.*

**COMMITTEES OF THE BOARD OF DIRECTORS**

The Board has three committees: an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. Each of the committees operates under a written charter, which may be viewed under Corporate Governance in the Investor Relations section of our website at *www.nvidia.com.*

In fiscal 2006, the Board concluded that having our directors rotate and serve on different committees provides a benefit to us and our stockholders. By rotating among committees, all members are fully informed regarding the full scope of Board and Company activities. Effective March 1, 2007, Mr. Coxe became a member of the Audit Committee and Mr. Miller became a member of the Compensation Committee. The Board believes that these rotations represent good corporate governance and intends to make periodic rotations in the future.

| Committees and Current Membership | Number of Meetings Held During Fiscal 2007 and Committee Functions |
|---|---|
| **Audit**<br>*Fiscal 2007*<br>Mark L. Perry*<br>A. Brooke Seawell<br>William J. Miller<br><br>*Fiscal 2008*<br>Mark L. Perry*<br>A. Brooke Seawell<br>Tench Coxe | Meetings: 19<br>• oversees our corporate accounting and financial reporting process;<br>• evaluates the performance of and assesses the qualifications of our independent registered public accounting firm;<br>• determines and approves the engagement of the independent registered public accounting firm;<br>• determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm;<br>• reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;<br>• confers with management and our independent registered public accounting firm regarding the effectiveness of internal control over financial reporting;<br>• discusses with management and the independent registered public accounting firm the results of the annual audit and the results of our quarterly financial statements;<br>• reviews the financial statements to be included in our annual report; and<br>• establishes procedures for the receipt, retention and treatment of complaints we receive regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters. |
| **Compensation**<br>*Fiscal 2007*<br>Harvey C. Jones*<br>Tench Coxe<br>James C. Gaither<br><br>*Fiscal 2008*<br>Harvey C. Jones*<br>James C. Gaither<br>William J. Miller | Meetings: 10<br>• reviews and approves our overall compensation strategy and policies;<br>• determines the compensation and other terms of employment of our chief executive officer;<br>• reviews and approves corporate performance goals and objectives relevant to the compensation of our executive officers and other senior management;<br>• administers our stock option and purchase plans and other similar programs; and<br>• administers our variable compensation plans including setting targets and approving payouts. |
| **Nominating and Corporate Governance**<br>James C. Gaither*<br>Tench Coxe<br>Harvey C. Jones<br>Steven Chu# | Meetings: 6<br>• identifies, reviews and evaluates candidates to serve as directors;<br>• recommends candidates for election to our Board;<br>• makes recommendations to the Board regarding the committee membership;<br>• assesses the performance of the Board; and<br>• reviews and assesses our corporate governance principles. |



Proxy


* Committee Chairperson

\# Dr. Chu will not serve on a committee of the Board during fiscal 2008.

## Compensation Committee Interlocks and Insider Participation

For fiscal 2007, the Compensation Committee consisted of Messrs. Coxe, Gaither and Jones. No member of the Compensation Committee is an officer or employee of NVIDIA, and none of our executive officers serve as a member of a compensation committee of any entity that has one or more executive officers serving as a member of our Compensation Committee. Each of our directors, except for Dr. Chu and Mr. Perry, has purchased and holds NVIDIA common stock. Dr. Chu and Mr. Perry each have vested stock options to purchase shares of our common stock.

## Director Compensation

Our directors receive options to purchase shares of our common stock for their services as members of our Board. Directors do not receive cash compensation for their services as members of our Board, but may be reimbursed for expenses incurred in attending Board and committee meetings. Directors who are also employees do not receive any fees or equity compensation for service on the Board. In fiscal 2007, Mr. Huang was our only employee director.

Historically, options to purchase shares of our common stock have been automatically granted to our non-employee directors under our 1998 Non-Employee Directors' Stock Option Plan as incorporated into our 1998 Equity Incentive Plan, or the 1998 Plan. If our stockholders approve the 2007 Plan, annual stock option grants will be made to our directors from the 2007 Plan.

In March 2007, the Compensation Committee undertook a review of the compensation paid to our Board members in connection with their service on our Board and on the Board's committees. After deliberation, the Compensation Committee determined that we should continue our approach of providing only stock options to our non-employee directors for their services. The Compensation Committee continues to believe that payment for services in equity best aligns the interests of our directors with those of our stockholders, in that directors recognize compensation only when the value of our stock increases.

Although the 1998 Non-Employee Directors' Stock Option Plan provided for the automatic grant of options to purchase 150,000 shares for the Initial Board Grant and 50,000 shares for the Annual Board Grant, in fiscal 2007 the Compensation Committee reduced the size of the Board grants to 90,000 shares for the Initial Board Grant and 30,000 shares for the Annual Board Grant based on data provided by our Human Resources Department and the compensation consultant. After completing its review of Board compensation in March 2007, the Compensation Committee reduced the Annual Board Grant to 24,000 shares and the Annual Committee Grant to 8,000 shares.

### *Compensation for Fiscal 2007*

The following table summarizes compensation paid to our non-employee directors for their services on the Board and its committees in fiscal 2007.

**Director Compensation for Fiscal 2007**

| Name | Option Awards($) (1)(2)(3)(4) | Total ($) |
|---|---|---|
| Steven Chu | $420,131 | $420,131 |
| Tench Coxe | 293,360 | 293,360 |
| James C. Gaither | 293,360 | 293,360 |
| Harvey C. Jones | 293,360 | 293,360 |
| William J. Miller | 293,360 | 293,360 |
| Mark L. Perry | 362,789 | 362,789 |
| A. Brooke Seawell | 293,360 | 293,360 |

(1) Represents the dollar amount recognized for financial statement reporting purposes for fiscal 2007, in accordance with Statement of Financial Accounting Standards No. 123, or SFAS No. 123(R), *Share Based Payment*, of stock options granted both in and prior to fiscal 2007 pursuant to the 1998 Plan. We use a

binomial option pricing model to determine the fair value of stock option grants. Assumptions used in the calculation of these amounts are included in Note 2, "Stock-Based Compensation", of the Notes to our Consolidated Financial Statements for the fiscal year 2007 included in our Annual Report on Form 10-K filed with the SEC on March 16, 2007. However, as required, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

(2) On August 1, 2006, each non-employee director received a stock option to purchase 30,000 shares for his service on the Board. The grant date fair value of these awards was $10.20 per share for a total grant date fair value of $306,000 per grant. Except for Dr. Chu, each director also received a stock option to purchase 10,000 shares on August 1, 2006 for his service on either the Compensation or the Audit Committee in fiscal 2007. The grant date fair value of these awards was $9.22 per share for a total grant date fair value of $92,200 per grant. Assumptions used in the calculation of these amounts are included in Note 2, "Stock-Based Compensation", of the Notes to our Consolidated Financial Statements for the fiscal year 2007 included in our Annual Report on Form 10-K filed with the SEC on March 16, 2007.

(3) At fiscal year end, each non-employee director held stock options to purchase the following aggregate number of shares of our common stock: Dr. Chu, options to purchase 230,000 shares; Mr. Coxe, options to purchase 620,000 shares; Mr. Gaither, options to purchase 340,000 shares; Mr. Jones, options to purchase 600,000 shares; Mr. Miller, options to purchase 780,000 shares; Mr. Perry, options to purchase 190,000 shares; and Mr. Seawell, options to purchase 1,180,000 shares.

(4) The amounts recognized for financial statement reporting purposes in fiscal 2007 reflected in the table above include compensation expense from stock options granted both in and prior to fiscal 2007. The following chart provides additional information regarding the amounts we recognized in fiscal 2007.

| Name | Expense Related to Stock Options Granted in Fiscal 2007 ($) | Expense Related to Stock Options Granted prior to Fiscal 2007 ($) |
|---|---|---|
| Steven Chu | $41,744 | $378,387 |
| Tench Coxe | 84,149 | 209,211 |
| James C. Gaither | 84,149 | 209,211 |
| Harvey Jones | 84,149 | 209,211 |
| William J. Miller | 84,149 | 209,211 |
| Mark L. Perry | 84,149 | 278,640 |
| A. Brooke Seawell | 84,149 | 209,211 |


Proxy

The following table summarizes the compensation provided to our non-employee directors for fiscal 2007 as well as compensation expected to be provided in fiscal 2008.

**SUMMARY OF NON-EMPLOYEE DIRECTOR COMPENSATION**

| Type of Compensation | Fiscal 2007 | Fiscal 2008 | Vesting |
|---|---|---|---|
| Initial Board Option Grant | Option to purchase 90,000 shares of common stock | Option to purchase 90,000 shares of common stock | Vests quarterly over a three year period |
| Annual Board Option Grant* | Option to purchase 30,000 shares of common stock | Option to purchase 24,000 shares of common stock | Vests quarterly beginning on the second anniversary of the date of grant. Fully vested on the third anniversary of the date of grant** |
| Annual Committee Option Grant* | Option to purchase 10,000 shares of common stock for serving on the Compensation or Audit Committee. No option will be granted for serving on the Nominating and Corporate Governance Committee | Option to purchase 8,000 shares of common stock for serving on the Compensation or Audit Committee. No option will be granted for serving on the Nominating and Corporate Governance Committee | Vests in full on the one year anniversary of the date of grant** |

* The number of shares subject to stock option grants is adjusted in certain circumstances as described below.

** Vesting is adjusted in certain circumstances as described below.

The following are the principal terms of the stock options granted to our non-employee directors.

*Initial Grants.* Initial stock option grants of 90,000 are made to each non-employee director who is elected or appointed to our Board on the date of election or appointment.

*Annual Grants—Board Members.* Historically, annual stock option grants were made on August 1st of each year. Each of Messrs. Coxe, Gaither, Jones, Miller, Perry and Seawell and Dr. Chu received an option to purchase 30,000 shares of our common stock at an exercise price of $22.14 per share on August 1, 2006. If the 2007 Plan is approved, the Annual Board Grant will be granted on the day after the annual meeting.

*Annual Grants—Committee Members.* Historically, annual stock option grants were made on August 1st of each year. Each of Messrs. Coxe, Gaither, Jones, Miller, Perry and Seawell received an option to purchase 10,000 shares of our common stock at an exercise price of $22.14 per share on August 1, 2006. If the 2007 Plan is approved, the Annual Committee Grant will be granted on the day after the annual meeting.

*Annual Grants—Adjusted Vesting for Not Attending Meetings.* If a non-employee director fails to attend at least 75% of the regularly scheduled meetings of the Board during the year following the grant of an option, vesting of the option will change. Instead of vesting as described above, the Annual Board Grants will vest 30% upon the three-year anniversary of the grant date and 70% during the fourth year, such that the entire option will become fully vested on the four-year anniversary of the date of the grant. If a non-employee director fails to attend at least 75% of the regularly scheduled meetings of the committee on which he sits during the year following the grant of an option, rather than vesting as described above, his Annual Committee Grant will vest annually over four years following the date of grant at the rate of 10% per year for the first three years and 70% during the fourth year. To date, these adjusted vesting provisions have never been triggered.

*Annual Grants—Adjusted Vesting for Death or Disability.* If a non-employee director's service as a director terminates between the date of grant of the Annual Board Grant and the two-year anniversary of the date of grant of the Annual Board Grant due to disability or death, the Annual Board Grant will immediately vest and be exercisable on a quarterly pro rata basis over a one year period beginning on the date of such death or disability. If a non-employee director's service as a committee member terminates between the date of grant of the Annual Committee Grant and the one-year anniversary of the date of grant of the Annual Committee Grant due to disability or death, then the Annual Committee Grant will immediately vest and be exercisable based on the number of months served on the respective committee prior to the termination of service.

*Annual Grants—Pro-rata Adjustment.* If a non-employee director has not been serving on the Board or committee since a prior year's annual meeting, the number of shares granted will be reduced pro-rata for each full quarter prior to the date of grant during which such person did not serve in such capacity.

*Vesting Adjustments.* The change of control provisions in our 1998 Plan, and our 2007 Plan if approved by our stockholders, apply to options to purchase shares of our common stock held by our non-employee directors and may result in the acceleration of the vesting of such shares in certain circumstance. Please see *Employee, Severance and Change in Control Agreements.*


Proxy

## Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information as of April 6, 2007 as to shares of our common stock beneficially owned by:

- each director;
- each of the executive officers named in the Summary Compensation Table;
- all of our directors and executive officers as a group; and
- all those known by us to be beneficial owners of more than five percent of our common stock.

Beneficial ownership is determined in accordance with the SEC's rules and generally includes voting or investment power with respect to securities as well as shares of common stock subject to options exercisable within 60 days of April 6, 2007. Unless otherwise indicated, the address of each of the individuals listed below is c/o NVIDIA Corporation, 2701 San Tomas Expressway, Santa Clara, California 95050.

| Name and Address of Beneficial Owner | Shares Owned (1) | Shares Issuable Pursuant to Options Exercisable Within 60 days of April 6, 2007 | Total of Shares Beneficially Owned | Percent |
|---|---|---|---|---|
| **Named Executive Officers:** | | | | |
| Jen-Hsun Huang | 15,676,736(2) | 5,060,996 | 20,737,732 | 5.7% |
| Marvin D. Burkett | 108,617 | — | 108,617 | * |
| Ajay K. Puri | 1,579 | 187,500 | 189,079 | * |
| David M. Shannon | 32,126(3) | 297,541 | 329,667 | * |
| **Directors, not including CEO:** | | | | |
| Steven Chu, Ph.D. | — | 137,500 | 137,500 | * |
| Tench Coxe | 933,096(4) | 517,500 | 1,450,596 | * |
| James C. Gaither | 106,270 | 237,500 | 343,770 | * |
| Harvey C. Jones | 1,606,248(5) | 497,500 | 2,103,748 | * |
| William J. Miller | 301,872(6) | 677,500 | 979,372 | * |
| Mark L. Perry | — | 100,000 | 100,000 | * |
| A. Brooke Seawell | 100,000(7) | 1,077,500 | 1,177,500 | * |
| **All directors and executive officers as a group** (11 persons) | 18,866,544(8) | 8,791,037 | 27,657,581 | 7.5% |
| **5% Stockholders** | | | | |
| Barclays Global Investors, NA. and Affiliates 45 Fremont Street San Francisco, CA 94105 | 37,916,878(9) | — | 37,916,878 | 10.5% |
| AXA and affiliates | 24,551,736(10) | — | 24,551,736 | 6.8% |

* Represents less than 1 percent of our common stock

(1) This table is based upon information provided to us by our executive officers and directors and upon information about principal stockholders known to us based on Schedules 13G filed with the SEC. Unless otherwise indicated in the relevant footnote to this table and subject to community property laws where applicable, we believe that each of the stockholders named in the table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages of beneficial ownerships are based on 361,950,370 shares of our common stock outstanding as of April 6, 2007, adjusted as required by SEC's rules.

(2) Includes 14,371,910 shares of common stock held by Jen-Hsun Huang and Lori Huang, as co-trustees of the Jen-Hsun and Lori Huang Living Trust u/a/d May 1, 1995, or the Huang Trust, and 1,117,326 shares of

common stock held by J. and L. Huang Investments, L.P., of which the Huang Trust is the general partner. By virtue of their status as co-trustees of the Huang Trust, each of Jen-Hsun Huang and Lori Huang may be deemed to have shared beneficial ownership of the 14,371,910 shares held by the Huang Trust and 1,117,326 shares held J. and L. Huang Investments, L.P. and to have shared power to vote or to direct the vote or to dispose of or direct the disposition of such securities.

(3) Includes 30,418 shares of common stock held by the Shannon Revocable Trust, of which Mr. Shannon and his wife are the trustees.

(4) Includes 114,208 shares of common stock held in a retirement trust over which Mr. Coxe exercises voting and investment power. Mr. Coxe disclaims beneficial ownership in these shares except as to his pecuniary interest in the shares. Also includes 214,566 shares held in the Coxe Revocable Trust, or Trust, of which Mr. Coxe and his wife are co-trustees. Mr. Coxe disclaims beneficial ownership in the shares held by Trust, except to the extent of his pecuniary interest in the Trust.

(5) Includes 423,736 shares of common stock held in the Jones Living Trust of which Mr. Jones and his wife are the trustees and 47,840 shares owned by ACK Family Partners of which Mr. Jones and his wife are the general partners. As one of the general partners, Mr. Jones is deemed to beneficially own all of the shares owned by ACK Family Partners.

(6) Represents shares held by the Millbor Family Trust, of which Mr. Miller and his wife are co-trustees.

(7) Represents shares held by the Seawell Revocable Trust of which Mr. Seawell is a trustee.

(8) Includes shares described in footnotes one through seven above.

(9) This information is based on the Schedule 13G/A dated March 12, 2007 and filed with the SEC on March 9, 2007 by Barclays Global Investors, NA. and affiliates reporting their beneficial ownership as of February 28, 2007. The affiliates listed in the Schedule 13G/A include: Barclays Global Fund Advisors, Barclays Global Investors, LTD, Barclays Global Investors Japan Trust and Banking Company Limited and Barclays Global Investors Japan Limited. According to Schedule 13G/A, the reporting persons have sole voting power with respect to 33,718,456 shares and sole investment power with respect to 37,916,878 shares.

(10) This information is based on the Schedule 13G dated February 14, 2007 and filed with the SEC on February 13, 2007 by AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle (collectively, the "Mutuelles AXA"), AXA and AXA Financial, Inc. (together, the "AXA Affiliates") reporting their beneficial ownership as of December 31, 2006. The Schedule 13G reports that a majority of the shares reported are held by unaffiliated third-party client accounts managed by Alliance Capital Management L.P. as investment adviser, which is a majority-owned subsidiary of AXA Financial, Inc. The Mutuelles AXA, are located at 26, rue Drôuot, 75009 Paris, France; AXA is located at 25, avenue Matignon, 75998 Paris, France; and AXA Financial is located at 1290 Avenue of the Americas, New York, NY 10104. The Mutuelles AXA are the parent holding company of AXA; AXA is the parent holding company of AXA Konsern AG (Germany), AXA Rosenberg Investment Management LLC and AXA Framlington; AXA Financial, Inc. is the parent holding company of AllianceBernstein and AXA Equitable Life Insurance Company, which operate under independent management and make independent voting and investment decisions. According to the Schedule 13G, the reporting persons have sole voting with respect to 15.476,123 shares, shared voting power with respect to 1,210.587 shares, and sole investment power with respect to 24,551,736 shares.

# EXECUTIVE COMPENSATION

## COMPENSATION DISCUSSION AND ANALYSIS

*This discussion and analysis should be read along with the tables and text under "Executive Compensation" beginning on page 36 of this proxy statement. Throughout this section, the "Committee" refers to the Compensation Committee of our Board of Directors.*

### Our Compensation Philosophy

NVIDIA's success begins with our culture of innovation, teamwork, and entrepreneurship. Our compensation programs are designed to support this culture by allowing us to:

- *Attract and retain the world's best talent.* We compete for talent against the top companies in our industry, including both start-ups and established businesses. Our reward program must allow us to attract and retain dynamic, innovative people who are motivated by the challenges and opportunities of growing a business.
- *Motivate and reward performance.* We believe that compensation should vary with performance, and that a significant portion of an executive's pay should be linked to individual and corporate performance.
- *Align employee pay with stockholder objectives.* We believe that our pay program should connect executives' interests with stockholders' interests. In particular, we believe that pay should reward executives for growing the value of the company.
- *Manage resources efficiently.* Compensation is a significant expense, which should be managed appropriately to achieve our executive reward and retention goals while also protecting stockholder interests.
- *Executive compensation should be aligned with the compensation of our employees.* We have an egalitarian culture and believe that the compensation structure for our executive officers should be substantially the same as that for all employees.

### Our Executive Compensation Program

Our executive compensation program is substantially the same as the compensation program we offer other full-time employees. It consists of four components:

- Base salary
- Variable compensation
- Stock option grants
- Employee benefits

While the pay programs in which executives participate closely resemble those provided to other employees, executives have a significantly larger percentage of their pay at risk and tied to both individual and corporate performance. NVIDIA's philosophy is to offer competitive base salaries to its executives, but to provide the majority of rewards through variable pay. Variable cash opportunities are calibrated to be competitive when corporate financial targets are met and individual objectives are achieved. Exceptional rewards may be provided through long-term equity compensation, but only to the degree that the Company's stock price appreciation is strong.

### *Base Salaries*

NVIDIA provides base salaries sufficient to attract and retain key executives. While we offer competitive base salaries, we believe we can create a stronger link between pay and performance by biasing executive pay toward variable pay programs. Therefore, base salaries have accounted for approximately 20% to 25% of our executives' total annual compensation. To determine the appropriate base salary for an executive, the Committee considers a number of factors, including the executive's responsibilities, experience, past performance, and expected future contribution to the company. The Committee also considers the base salaries of executives in similar positions at comparable companies.

### *Variable Compensation*

Our variable compensation program rewards executives for meeting their annual performance objectives and for helping NVIDIA achieve its annual financial goals. The Committee adopted formal variable compensation plans in each of fiscal years 2007 and 2008. Awards from the Variable Compensation Plan for fiscal 2007, which is referred to as the 2007 Variable Compensation Plan, were made in March 2008. Each year, the Committee determines an appropriate variable compensation target for each executive. To establish these targets, the Committee considers the executive's responsibilities and expected contributions to the Company. The Committee also reviews the variable compensation targets established for executives in similar positions at comparable companies.

The variable compensation an executive actually receives depends on corporate financial results for the year and the executive's individual performance during the year. An executive's target award is divided into two components:

- *Corporate performance.* For fiscal years 2007 and 2008, fifty percent of the executive's variable compensation depends on the Company's success at achieving an adjusted annual net income goal. If the Company does not meet its adjusted annual net income goal at a threshold level, the executive will receive no payment for this portion of his or her variable compensation. If the threshold level of performance is surpassed, the executive will receive a payment greater than zero. The maximum payment with exceptional performance by NVIDIA is 200% of the target value of this portion of the award.
- *Individual performance.* The balance of the variable compensation award depends on how well the executive performs against his individual objectives. If the executive achieves his pre-defined individual objectives, he may receive a payment for this portion of the award. To provide a way for the Company to recognize a truly exceptional individual contribution, there is no defined maximum payment for this portion of the award. In practice, the CEO makes payout recommendations for executives out of a pool funded at 100% of target payout. This is the same approach used for employees. The Committee has full discretion to determine the appropriate individual performance payout for the CEO.


Proxy

Adjusted annual net income is defined as the net income reported in our financial statements, excluding the impact of stock-based compensation expense and excluding or including items that the Committee believes to be extraordinary or otherwise appropriate to exclude or include. The adjusted annual net income threshold in the 2007 Variable Compensation Plan exceeded by 81% the adjusted annual net income threshold in the Variable Compensation Plan for fiscal 2006, thus requiring significant growth in our business in order for our executives to receive variable compensation.

The variable compensation plans approved by the Committee provide that the Committee may increase, reduce, or eliminate variable compensation payments or make variable compensation payments even if corporate goals or individual performance objectives are not achieved.

### *Equity*

NVIDIA believes equity-based compensation is critical to its overall pay program for executives. Equity-based compensation provides several significant advantages:

- It allows us to provide exceptional potential rewards and thereby to attract top talent. Those exceptional rewards are realized, however, only if the Company's growth is strong as may be evidenced by stock price appreciation and value is created for stockholders.
- It creates a strong incentive for executives to improve financial results and take the right actions to increase the Company's value over the long term. Because the ultimate value of the award varies with results, equity-based compensation creates a strong link between pay and performance.
- It links executives' interests directly with stockholders', since rewards depend on stock performance.

Currently, the Committee views stock options in various forms are the best method to motivate our executives. Stock options encourage executives to focus on value creation, since stock options provide rewards only when our stock price increases. The vesting schedules we use delay rewards until the future, thereby keeping incentives "in front" of our executives and helping us retain key talent.

#### *Managing the Use of Equity*

While equity compensation is an important part of our overall compensation policy, we carefully monitor the number of stock options granted to employees. We strive to limit both the expense of equity grants and the potential dilution of stockholder ownership that can occur when large grants of stock are given to employees. We accomplish this objective by:

- budgeting the number of stock options available for employee grants. In determining the size of this pool, we consider factors such as the growth in the number of employees eligible for grants, competitive compensation practices, expected average grant sizes based on expected performance, the accounting expense of granting options, and potential dilution; and
- being sensitive to our annual dilution rate. We define the annual dilution rate as the net number of new options granted during a fiscal year as a percentage of the outstanding common stock at year-end. For fiscal 2007, the Committee established an annual dilution budget of 3.0% to 3.5% for all employee and new hire grants other than those related to merger and acquisition activity. Our actual dilution rate for fiscal 2007 was 2.9%. This included grants to new hires *and* employees joining from acquisition activity. In fiscal 2007 there was a 49% increase in total employees from 2,737 to 4,083. For fiscal 2008, the Committee has established a dilution budget of 2.25% to 2.75%, even though we anticipate continued growth and increased number of employees. We will not exceed the approved dilution budget without explicit approval from the Committee. The fiscal 2008 dilution budget does not account for any grants that may result from mergers and acquisitions. We expect the dilution rate to vary in future periods as our business and competitive environment changes and in response to any accounting or regulatory developments.

#### *Determining the Size of Individual Stock Option Grants*

To determine the appropriate size of an executive's stock option grant, the Committee considers several factors, including the executive's past performance and expected future contribution, the retention value of the executive's prior unvested option grants, the Company's growth and performance outlook, and the option grants provided to executives in similar positions at comparable companies.

Historically, executives received a single stock option grant during the first quarter of each year. In fiscal 2008, the Committee determined the target size of the executive's stock option grant at the beginning of each fiscal year. In fiscal 2008 unlike in prior years, the award is divided in half. The first half was granted at a pre-determined date in the first quarter of the fiscal year. The second half will be granted at a pre-determined date in the third quarter of the fiscal year, assuming the executive remains with the Company and continues to meet performance expectations. The grant dates will be the same dates on which all other annual employee stock option grants are made. This alignment ensures that executives are treated consistently with other employees. NVIDIA does not grant re-load options, make loans to executives to exercise their stock options, grant stock options at a discount, or allow grants to be made to executives when our stock trading window is closed for other employees.

*Exercise Price*

The exercise price of all stock option grants is currently the closing price of a common share of NVIDIA stock on NASDAQ on the trading day preceding the date of grant. If our stockholders approve our 2007 Plan, the exercise price will change to the closing price of a common share of NVIDIA stock on NASDAQ on the actual date of the grant.

*Vesting*

Stock options cannot be exercised until they vest. The vesting requirements for our options are designed to increase their value in retaining employees. NVIDIA's vesting approach is also designed to ensure that no new options vest until all prior options (except possibly those received as part of a new hire grant) have vested. At NVIDIA, options vest as follows:

- *For new hire grants.* Options vest quarterly over a three-year period. One-twelfth of the grant vests each quarter, until the full grant is vested at the end of three years.
- *For most executives' grants.* In past years, option grants began to vest two years after the grant date and were fully vested three years after the grant date. In fiscal 2008, executives' option awards for the year are divided in half and granted on two different dates six months apart, each grant will begin to vest two years after its grant date and be fully vested two and a half years after its grant date. The vesting approach combined with the divided grant will still result in the executive's total option grants for a year vesting on four dates between the second and third anniversaries of the first grant date.
- *For the CEO.* In fiscal 2008, the CEO's options will be treated like the grants of other executives except that the vesting period will begin four years after the grant date instead of two years.

*Stock Ownership Guidelines*


Proxy

In March 2007, the Compensation Committee approved the amended and restated Corporate Governance Policies of the Board of Directors, which include stock ownership guidelines. The Board is expected to review the amended and restated Corporate Governance Policies of the Board of Directors at its next regularly scheduled meeting. According to those policies, each director and executive is required to hold at least 10,000 shares of our common stock during the period in which he or she serves as a director or executive of the Company, unless our Nominating and Corporate Governance Committee waives the requirement. Those shares may include vested but unexercised stock options. Non-employee directors and executives will have 18 months from the date that they become directors or executives to reach the ownership threshold. Each of our directors and executives currently meets the stock ownership requirement. The stock ownership guidelines are intended to further align director and executive interests with stockholder interests.

***Other Benefits***

We do not have any special benefit programs for our executive officers. Like all of our full-time employees, our executives are eligible to participate in our 1998 Employee Stock Purchase Program, our 401(k) plan, and other health and welfare insurance programs. We believe we offer a competitive package of health and welfare programs. To ensure our total compensation package remains competitive with other companies, we compare our health and welfare benefits with the packages offered by other companies.

***Severance and Change of Control Provisions***

We do not have severance or change of control agreements with any of our executives. However, our 1998 Equity Incentive Plan and our proposed 2007 Plan provide that if we sell substantially all of our assets, or we are involved in any merger or any consolidation in which we are not the surviving corporation, or if there is any other change in control, all outstanding awards under these plans, including those issued to our executives, will become fully vested and exercisable if the awards are not assumed, or equivalent awards are not substituted, by the successor entity. Our policy is consistent with the acceleration of vesting policies at the majority of our peer companies.

**Determining Executive Pay**

At the end of each fiscal year, NVIDIA's Human Resources department works with our CEO and Committee to review our overall compensation program. The review involves analyzing market pay practices, assessing NVIDIA's existing pay programs, forecasting our Company's growth, and modeling total compensation costs and stock dilution. As a result of this review, the compensation program for the upcoming fiscal year is agreed upon and overall budgets are set.

At the same time as setting the compensation program for the upcoming year, the process of evaluating individual performance and making variable pay decisions for the prior fiscal year is also occurring. At the beginning of the fiscal year, the CEO reviews the pay and performance of each executive other than himself and makes pay recommendations to the Committee for each of those executives. Through several regularly scheduled meetings, the Committee reviews those recommendations, taking into account:

- The CEO's assessment of results achieved, leadership demonstrated, and challenges faced during the previous year for each executive other than himself;
- Each executive's pay history and unvested options;
- The difficulty of the executive's role; and
- Benchmarks of executive pay at comparable companies.

As necessary, the Committee discusses changes to the CEO's recommendations with the CEO and then approves compensation actions for each executive.

The Committee makes compensation decisions for the CEO separately without the CEO's participation. The Committee evaluates the CEO's performance taking into account the CEO's self-review and the Committee's own judgment of results achieved. Input on our CEO's performance is solicited from the other members of the Board. The Committee also considers data on CEO compensation at comparable companies.

For fiscal years 2007 and 2008, the Committee retained an executive compensation consultant, Hewitt Associates LLC, to assist with the pay-determination process for all executives including the CEO. At the end of this process, the Committee's decisions included the following compensation actions for each executive including the CEO:

- A variable compensation award based on corporate and individual performance for the preceding fiscal year;
- A target variable compensation opportunity for the new fiscal year;
- Any changes to base salary; and
- The amount of any stock option grants for the fiscal year.

When considering the variable compensation plan for the new fiscal year, the Committee approves the corporate performance objectives based on our Board-approved operating plan with input from our CEO. Individual performance objectives for our variable compensation plan are determined based on discussions between the executive and the CEO. The CEO and the Committee work together to set individual performance objectives for the CEO.

At the end of the process, the Committee reviews its decisions for the CEO and other executive officers with the full Board in executive session.

*Tally Sheet Approach*

When making decisions about an executive's compensation, the Committee takes a holistic view and uses a tally sheet that includes:

- The executive's current and past base salaries;
- The executive's variable compensation payouts for the previous fiscal year;
- The value and amount of the executive's outstanding stock options; and
- Data about the rewards offered to executives in similar positions at comparable companies.

The tally sheets help the Committee balance the executive's short- and long-term compensation and keep total compensation packages competitive with those offered by our peer companies. The Committee is committed to reviewing tally sheets at least once each year.

***Executive Compensation Consulting***

In fiscal years 2007 and 2008, the Committee retained Hewitt Associates LLC, to assist the Committee in carrying out its responsibilities. With respect to executive compensation matters, Hewitt reports directly to the Committee. Among other things, Hewitt works with the Committee to gather and analyze third-party data about the compensation practices of our peer companies against which we compete for talent. Hewitt also aided management in the analysis and preparation of the 2007 Plan and other compensation related activities.

***Compensation Benchmarking***

We believe our primary goal in setting pay must be to ensure we can attract, motivate, and retain the innovative talent we need for our business to succeed. Because of this, the primary factors we consider when setting pay are the amount and types of compensation that will best allow us to secure key talent and motivate the performance and entrepreneurial behavior we require. While we focus primarily on these strategic goals of our compensation system, we are also mindful of the competitive market. Because we compete for talent against a broad range of companies, including start-ups and large, well-established businesses, we look at different groups of companies to evaluate the market including:

- A broad group of peer companies against whom we compete for talent and that we use to determine general employee pay. To identify peer companies, we consider industry, geographic location, revenue levels, market capitalization, and financial performance. This set of peer companies includes both large and small leading technology companies. For fiscal 2007, this group included 49 companies.

- A subset of the peer companies that had revenues of less than $5 billion in the preceding year. For fiscal 2007, the subset included:

| | | |
|---|---|---|
| Acxion Corporation | Infineon Technologies AG | Network Appliance Inc. |
| Adobe Systems Incorporated | International Game Technology | On Semiconductor Corporation |
| Agere Systems Inc. | Intuit Inc. | Qualcomm Incorporated |
| Altera Corporation | Juniper Networks, Inc. | Samsung Telecom America |
| Analog Devices, Inc. | KLA-Tencor Corporation | Sandisk Corporation |
| ATI Technologies Inc. | Kyocera Wireless Corp. | Siebel Systems, Inc. |
| Autodesk, Inc. | LSI Corporation | Sony Computer Entertainment America Inc. |
| BEA Systems, Inc. | Lucasfilm Ltd. | Synopsys, Inc. |
| Broadcom Corporation | Marvell Technology Group Ltd. | Xilinx, Inc. |
| Cadence Design Systems, Inc. | Micron Technology, Inc. | Yahoo! Inc. |
| eBay Inc. | National Semiconductor Corporation | |
| Electronic Arts Inc. | | |
| Ericsson LM Telephone Co. | | |

- A subset of the peer group made up of only the semiconductor companies that made less than $5 billion in revenue in the preceding year, which included 11 companies in fiscal 2007.
- The entire group of companies included in the Radford Executive Survey.
- The semiconductor group in Radford's Executive Survey.

Compensation data for these groups is gathered from the Radford Executive Survey and proxy statements. The data for all five groups is used by the Committee to assess the market and help determine appropriate levels of pay for our executives. The Committee evaluated all of the data at the same time when making its compensation decisions.

**Executive Pay Decisions for Fiscal 2007 and Fiscal 2008**

***Base Salary***

For fiscal 2007, the Committee determined that the base salaries of Messrs. Huang, Shannon, and Puri were sufficient to achieve our retention goals given salaries paid to similarly situated executives at our peer companies so they remain unchanged. The Committee increased Mr. Burkett's base salary in light of his continued outstanding performance and a determination that his base salary fell below the market average for our peer companies.

For fiscal 2008, the Committee determined that the base salaries of Messrs. Burkett, Shannon, and Puri were sufficient to achieve our objectives and left them unchanged. The Committee increased Mr. Huang's base salary by $100,000 to $600,000 after determining that his base salary fell well below current CEO base compensation levels at our peer companies and because of his continued high level of performance.

***Variable Compensation***

For fiscal 2007, NVIDIA reported 29% revenue growth and a 49% increase in net income as computed in accordance with U.S. generally accepted accounting principles. This performance resulted in 135% achievement on the corporate performance component of the variable compensation program paid to all eligible employees.

Our CEO and each executive officer thus received corporate performance payments under the 2007 Variable Compensation Plan of 135% of their targeted amounts. The amounts paid to executives for the individual component of variable compensation ranged from 85% to 135% of target, based on the individual performance results achieved by each executive.

For fiscal 2008, the Committee increased the target levels of variable compensation for Messrs. Huang, Shannon, and Puri. These increases were intended to bring their total cash compensation opportunity to the current level of executives in similar roles at our peer companies.

*Equity*

In fiscal 2007, the Committee granted new stock option awards to each of our executives other than Mr. Puri, who was not eligible because of his recent hire date. The size of the awards reflect past individual and company performance, expected future contribution, the retention value of unvested stock options held by executives, and the estimated value of the awards compared with equity awards offered to executives in similar positions by our peer companies. In general, the vesting schedule of these new grants is such that these new options will begin vesting after currently held options are fully vested.

In March 2007, the Committee determined the number of shares to be granted to each executive in fiscal 2008.

**Tax and Accounting Implications**

Section 162(m) of the Code places a limit of $1,000,000 on the amount of compensation that the Company may deduct from its taxes in a year with respect to our executive officers. Section 162(m) limits the types of compensation that are deductible resulting in some performance-based compensation that does not qualify as tax deductible. While the Committee is mindful of the benefit to our company performance of full deductibility of compensation, we believe the Committee must not be constrained by the requirements of Section 162(m) where those requirements would impair flexibility in compensating our executive officers in a manner that can best promote our corporate objectives. Therefore, the Committee has not adopted a policy that requires that all compensation be deductible. The Committee intends to continue to compensate our executive officers in a manner consistent with the best interests of the Company and its stockholders.

We adopted SFAS No. 123(R) on January 30, 2006. SFAS No. 123(R) establishes accounting for stock-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured at grant date, based on the fair value of the awards, and is recognized as an expense over the requisite employee service period. We use a binomial option pricing model to estimate the fair value of each award.

### Summary Compensation Table

The following table summarizes information regarding the compensation earned by our chief executive officer, our chief financial officer and our other two executive officers in our fiscal 2007. We refer to these individuals as our named executive officers. All compensation earned by our named executive officers in fiscal 2007 is included in the below table.

**Summary Compensation Table for Fiscal 2007**

| Name and Principal Position | Fiscal Year | Salary ($) | Bonus ($) | Option Awards ($)(1)(2) | Non-Equity Incentive Plan Compensation ($)(3) | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|---|---|---|
| Jen-Hsun Huang ............. Chief Executive Officer and President | 2007 | $500,000 | — | $2,507,627 | $1,624,375 | — | $4,632,002 |
| Marvin D. Burkett ............ Chief Financial Officer | 2007 | 425,000 | — | 1,323,613 | 573,538 | — | 2,322,151 |
| David M. Shannon ........... Senior Vice President, General Counsel and Secretary | 2007 | 300,000 | — | 874,397 | 312,375 | — | 1,486,772 |
| Ajay K. Puri ................ Vice President of Worldwide Sales | 2007 | 300,000 | $75,000(4) | 1,045,467 | 329,850 | $6,372(5) | 1,756,689 |

(1) The amounts shown in this column reflect the dollar amount recognized for financial statement reporting purposes for fiscal 2007, in accordance with SFAS No. 123(R). Assumptions used in the calculation of these amounts are included in Note 2, "Stock-Based Compensation", of the Notes to our Audited Consolidated Financial Statements for fiscal 2007 included in our Annual Report on Form 10-K filed with the SEC on March 16, 2007. As required, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

(2) The amounts recognized for financial statement reporting purposes include compensation expense from awards granted both in and prior to fiscal 2007. The following chart provides additional information regarding the amounts we recognized in fiscal 2007.

| Name | Expense Related to Stock Options Granted in Fiscal 2007 ($) | Expense Related to Stock Options Granted Prior to Fiscal 2007 ($) |
|---|---|---|
| Jen-Hsun Huang ....................................... | $461,034 | $2,046,593 |
| Marvin D. Burkett ....................................... | 416,542 | 907,071 |
| David M. Shannon ....................................... | 277,694 | 596,703 |
| Ajay K. Puri ............................................ | — | 1,045,467 |

(3) Reflects amount earned in fiscal 2007 and paid in March 2007 pursuant to our 2007 Variable Compensation Plan, which is discussed in greater detail in our *Compensation Discussion and Analysis* beginning on page 28 of this proxy statement.

(4) Represents the aggregate amount of a signing bonus paid to Mr. Puri in fiscal 2007. The signing bonus was payable to Mr. Puri in quarterly installments of $25,000. Mr. Puri received the first installment of the signing bonus when he joined us during fiscal 2006.

(5) Represents a payment of $6,372 to Mr. Puri because he did not participate in our medical benefit programs in fiscal 2007. Every employee who opts not to participate in our medical benefits programs receives similar payments.

## GRANTS OF PLAN-BASED AWARDS

The following table provides information regarding all incentive plan awards that were made to or earned by our named executive officers during our fiscal 2007. Disclosure on a separate line item is provided for each grant of an award made to a named executive officer. The information in this table supplements the dollar value of option and other awards set forth in the Summary Compensation table by providing additional details about the awards.

The option grants to purchase shares of our common stock set forth in the following table are made under our 1998 Plan. The exercise price of each option is equal to the closing price of our common stock as reported by NASDAQ for the last market-trading day prior to the date of grant as provided by our 1998 Plan. The exercise price may be paid in cash, in shares of our common stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares. All stock option grants are subject to service based vesting.

During fiscal 2007, none of our named executive officers were awarded or held any performance-based equity incentive awards.

**Grants of Plan-Based Awards in Fiscal 2007**

| Name | Grant Date | Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1) | | | All Other Option Awards: Number of Securities Underlying Options (#) | Exercise or Base Price of Option Awards ($/Sh) | Closing Market Price of Common Stock on Grant Date ($/Sh) | Grant Date Fair Value of Stock and Option Awards ($)(4) |
|---|---|---|---|---|---|---|---|---|
| | | Threshold ($) | Target ($) | Maximum ($) | | | | |
| Jen-Hsun Huang | 3/31/06 | — | — | — | 300,000(2) | $28.74(3) | $28.63 | $3,873,000 |
| | — | 0 | $1,250,000 | — | — | — | — | — |
| | 1/31/00 | — | — | — | 2,728,496(4) | 4.672(4) | 4.63 | — |
| | 5/1/03 | — | — | — | 400,000(4) | 7.95(4) | 8.15 | — |
| Marvin D. Burkett | 3/31/06 | — | — | — | 150,000(2) | 28.74(3) | 28.63 | 1,818,000(5) |
| | | 0 | 425,000 | — | — | — | — | — |
| David M. Shannon | 3/31/06 | — | — | — | 100,000(2) | 28.74(3) | 28.63 | 1,212,000(5) |
| | — | 0 | 250,000 | — | — | — | — | — |
| Ajay K. Puri | — | 0 | 300,000 | — | — | — | — | — |

(1) Represents possible awards under the 2007 Variable Compensation Plan based on Company and individual performance in fiscal 2007. Actual amounts paid in March 2007 pursuant to our 2007 Variable Compensation Plan are included in the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation Table" on the preceding page. Non-equity incentive awards are made pursuant to our 2007 Variable Compensation Plan, which is discussed in our *Compensation Discussion and Analysis* beginning on page 28 of this proxy statement.

(2) Represents stock options granted to our executives during fiscal 2007. The Compensation Committee approved these grants on March 7, 2006 for grant on March 31, 2006, the same day that annual grants were made to all of our other eligible employees.

(3) Represents the closing price of our common stock as reported by NASDAQ on March 30, 2006.

(4) In connection with our voluntary review of historic stock option grant practices in fiscal 2007, on November 27, 2006, the Board determined that it should increase the exercise price of the unvested portion of two options granted to Mr. Huang. It was determined that when the grant was made to Mr. Huang on

January 31, 2000 an incorrect exercise price was used. The Board increased the exercise price to the correct fair market value on the date of grant. The exercise price for the grant made to Mr. Huang on May 1, 2003 was increased to the closing price of our common stock on NASDAQ for the last trading day immediately prior to the respective new measurement date that was determined for financial accounting and reporting purposes. The exercise price set forth in the table above reflects the closing price of our common stock on NASDAQ on the last trading day before the new measurement date and the closing market price set forth in the table above reflects the closing price of our common stock on NASDAQ on the new measurement date. As these changes provided no additional consideration to Mr. Huang, we did not recognize any expense associated with these modifications in accordance with SFAS No. 123(R). For further information on our voluntary review of our historic stock option grants, see Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for fiscal 2007 filed with the SEC on March 16, 2007.

(5) The grant date fair value was determined under SFAS No. 123(R) for financial reporting purposes. For a discussion of the determination of fair value of stock options under SFAS No. 123(R), see Note 2, to our Consolidated Financial Statements contained in our Annual Report on Form 10-K for fiscal 2007 filed with the SEC on March 16, 2007. The grant to Mr. Huang has a grant date fair value of $12.91 and the grants to each of Messrs. Burkett and Shannon have a grant date fair value of $12.12 per share. For a discussion of the grant date fair value of the two awards granted to Mr. Huang prior to fiscal 2007, see Footnote 4.

### Outstanding Equity Awards

The following table presents information regarding our named executive officers' outstanding equity awards as of January 28, 2007. Option grants made before February 2004 generally had a ten year term and option grants made after February 2004 generally have a six-year term. As of January 28, 2007, none of our named executive officers held unearned equity incentive awards or stock awards.

**Outstanding Equity Awards at Fiscal 2007 Year–End**

| | Option Awards | | | |
|---|---|---|---|---|
| Name | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Option Exercise Price ($)(1) | Option Expiration Date |
| Jen-Hsun Huang | 1,110,000 | — | $ 0.91 | 2/2/08 |
| | 2,728,496 | — | 4.67 | 1/31/10 |
| | 1,000,000 | — | 17.92 | 7/25/11 |
| | 300,000 | 200,000(2) | 18.59 | 5/14/12 |
| | — | 400,000(3) | 7.95 | 5/14/10 |
| | — | 400,000(4) | 13.12 | 5/12/11 |
| | — | 400,000(5) | 12.71 | 5/16/12 |
| | — | 100,000(6) | 15.00 | 5/16/12 |
| | — | 300,000(7) | 28.74 | 3/30/13 |
| Marvin D. Burkett | 140,616 | — | 4.74 | 9/3/12 |
| | 30,000 | 150,000(8) | 13.12 | 4/12/10 |
| | — | 200,000(9) | 12.71 | 5/16/11 |
| | — | 150,000(10) | 28.74 | 3/30/12 |
| David M. Shannon | 268,361 | — | 5.54 | 7/31/12 |
| | 12,380 | 107,620(8) | 13.12 | 4/12/10 |
| | — | 140,000(9) | 12.71 | 5/16/11 |
| | — | 100,000(10) | 28.74 | 3/30/12 |
| Ajay K. Puri | 150,000 | 300,000(11) | 18.08 | 12/21/11 |

(1) Represents the closing market price of our common stock on NASDAQ on the last trading day prior to the date of grant which is the exercise price of stock options grants made pursuant to our 1998 Plan.

(2) The option vests as to 100,000 shares on February 15, 2007 and as to the remaining 100,000 shares on May 15, 2007.

(3) The option vests in equal quarterly installments over a one year period beginning on May 15, 2007 such that the option is fully vested on May 15, 2008.

(4) The option vests in equal quarterly installments over a one year period beginning on May 15, 2008 such that the option is fully vested on May 15, 2009. Beginning in fiscal 2004, stock option grants made to Mr. Huang have a seven-year term since the first portion of the stock option does not vest until at least four years and three months after the date of grant.

(5) The option vests in equal quarterly installments over a one year period beginning on May 15, 2009 such that the option is fully vested on May 15, 2010. This option has a seven year term.

(6) The option vests in equal quarterly installments over a one year period beginning on May 15, 2009 such that the option is fully vested on May 15, 2010. This option was granted with a strike price of $15.00 per share which was a premium over the closing price of our common stock on NASDAQ on the last trading day prior to the date of grant, which was $12.71 per share. This option has a seven year term.

(7) The option vests in equal quarterly installments over a one year period beginning on May 15, 2010 such that the option is fully vested on May 15, 2011. The option has a seven year term.

(8) The option vests as to one sixth of the shares subject to the grant on January 13, 2007 with the remainder of the option vesting in equal quarterly installments such that the option is fully vested on April 13, 2008.

(9) The option vests as to one quarter of the shares subject to the grant on August 17, 2007 with the remainder of the option vesting in equal quarterly installments such that the option is fully vested on the May 17, 2008.

(10) The option vests as to one quarter of the shares subject to the grant on June 30, 2008 with the remainder of the option vesting in equal quarterly installments such that the option is fully vested on the March 31, 2009.

(11) The option vests in equal quarterly installments over a three year period such that the option is fully vested on December 22, 2008.

## Option Exercises

The following table shows information regarding option exercises by our named executive officers during fiscal 2007. None of our named executive officers had stock awards outstanding or that vested during fiscal 2007.

Amounts shown under the heading "Value Realized on Exercise" represents the difference between the exercise price of the stock option shares and the sales price of the shares of our common stock. The value realized was determined without considering any taxes that may have been owed. The exercise price of each option was equal to the closing price of our common stock as reported by NASDAQ for the last market-trading day prior to the date of grant.

**Option Exercises in Fiscal Year 2007**

| | Option Awards | |
|---|---|---|
| Name | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) |
| Jen-Hsun Huang | 210,000 | $ 4,878,851 |
| | 210,000 | 4,780,277 |
| | 210,000 | 5,380,520 |
| | 210,000 | 7,461,200 |
| Marvin D. Burkett | 25,000 | 544,625 |
| | 25,000 | 568,765 |
| | 25,000 | 586,440 |
| | 325,000 | 10,307,603 |
| | 25,000 | 785,555 |
| | 25,000 | 836,940 |
| | 25,000 | 810,035 |
| | 84,384 | — |
| | 25,000 | 794,533 |
| | 25,000 | 733,043 |
| | 25,000 | 759,958 |
| | 25,000 | 682,118 |
| David M. Shannon | 18,000 | — |
| | 191,639 | 4,899,615 |
| Ajay K. Puri | — | — |

## Employment, Severance and Change in Control Agreements

*Employment Agreements.* Our executives are "at-will" employees and we do not have employment, severance or change in control agreements with our executive officers. However, the terms of Ajay K. Puri's offer letter provided that he was entitled to accelerated vesting of the equivalent of one year's vesting of his stock option grant of 300,000 shares of our common stock if his employment was involuntarily terminated as the result of an acquisition of NVIDIA within his first twelve months of employment. The terms of the offer letter expired in December 2006.

*Change in Control Agreements.* Our 1998 Plan provides that if we sell all or substantially all of our assets, or we are involved in any merger or any consolidation in which we are not the surviving corporation, or if there is any other change in control, all outstanding awards held by all employees then providing services, including our executive officers, under the 1998 Plan will either (a) be assumed or substituted for by the surviving entity or (b) if not assumed or substituted, the vesting and exercisability of the awards will accelerate in full and the awards will terminate if they are not exercised prior to the closing of the change of control.

## COMPENSATION COMMITTEE REPORT

*The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.*

The Compensation Committee of the Board of Directors oversees the compensation programs of NVIDIA on behalf of the Board. In fulfilling its oversight responsibilities, the Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis included in this proxy statement.

In reliance on the review and discussions referred to above, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in the Annual Report on Form 10-K of NVIDIA for the year ended January 28, 2007 and in this proxy statement.

COMPENSATION COMMITTEE

Harvey C. Jones, Chairman
Tench Coxe*
James C. Gaither
William J. Miller*

---

* As of March 1, 2007, Mr. Coxe no longer serves on the Compensation Committee. Mr. Miller replaced Mr. Coxe as a member of the Compensation Committee.

## AUDIT COMMITTEE AND INDEPENDENT AUDITOR INFORMATION

### REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

*The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.*

The Audit Committee operates under a written charter adopted by the Board of Directors in May 2000, as most recently amended and restated in April 2003. A copy of the Audit Committee Charter may be found on the Company's website at *www.nvidia.com* under Corporate Governance in the Investor Relations section. During fiscal 2007, the members of the Audit Committee were William J. Miller, A. Brooke Seawell and Mark L. Perry. For fiscal 2008, the members of the Audit Committee are Mark L. Perry, Tench Coxe, and A. Brooke Seawell. Messrs. Coxe, Perry and Seawell meet the independence standards established by NASDAQ. Each of Messrs. Perry and Seawell is an audit committee financial expert as defined in the applicable rules and regulations promulgated pursuant to the Securities Exchange Act of 1934.

As is more fully described in its charter, the Audit Committee oversees accounting, financial reporting, internal control over financial reporting, financial practices and audit activities of NVIDIA and its subsidiaries. The Audit Committee reviews the results and scope of the audit and other services provided by the independent registered public accounting firm and reviews financial statements and the accounting policies followed by NVIDIA prior to the issuance of the financial statements with both management and the independent registered public accounting firm. During fiscal 2007, the Audit Committee also conducted an independent review of the Company's historical stock option grant practices.

Management is responsible for the financial reporting process, the preparation of consolidated financial statements in accordance with generally accepted accounting principles, or GAAP, the system of internal control over financial reporting, and the procedures designed to facilitate compliance with accounting standards and applicable laws and regulations. PricewaterhouseCoopers LLP, or PwC, the Company's independent registered public accounting firm for fiscal 2007, was responsible for performing an independent audit of the consolidated financial statements in accordance with GAAP and issuing a report thereon and of its internal control over financial reporting as of January 28, 2007. Their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters are required to be disclosed to the Audit Committee under applicable accounting standards. It is the Audit Committee's responsibility to oversee these processes. Also, the Audit Committee has ultimate authority and responsibility to select, evaluate and, when appropriate, terminate the independent registered public accounting firm, including the approval of audit fees and non-audit services provided by and fees paid to the independent registered pubic accounting firm.

The Audit Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management or the independent registered public accounting firm. It is not the duty of the Audit Committee to plan or conduct audits, to determine that the Company's financial statements are complete and accurate and in accordance with GAAP, or to assess the Company's internal control over financial reporting. The Audit Committee relies, without independent verification, on the information provided by NVIDIA and on the representations made by management that the financial statements have been prepared with integrity and objectivity, and the opinion of the independent registered public accounting firm that such financial statements have been prepared in conformity with GAAP.

In this context, the Audit Committee reviewed and discussed the audited consolidated financial statements for fiscal 2007 and the Company's internal control over financial reporting with management and PwC. Specifically, the Audit Committee has discussed with PwC the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, as well as the auditors' independence from management and NVIDIA, including the matters in the written disclosures and the letter from the independent registered public accounting firm received by the Audit Committee in accordance with the requirements of the Independence Standards Board Standard No. 1. The Audit Committee has also considered whether the provision of certain permitted non-audit services by PwC is compatible with PwC's independence and discussed PwC's independence with PwC.

Based on the Audit Committee's review and discussions, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Annual Report on Form 10-K of NVIDIA for the fiscal year ended January 28, 2007.

AUDIT COMMITTEE

Mark L. Perry, Chairman
William J. Miller*
A. Brooke Seawell
Tench Coxe*

---

* As of March 1, 2007, Mr. Miller no longer serves on the Audit Committee. Mr. Coxe replaced Mr. Miller as a member of the Audit Committee.

### FEES BILLED BY THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following is a summary of fees billed by PricewaterhouseCoopers LLP for fiscal 2006 and fiscal 2007 for audit, tax and other professional services during the fiscal year:

| | Fiscal 2006 | Fiscal 2007 |
|---|---|---|
| AUDIT FEES (1) | $1,706,460 | $4,101,751 |
| AUDIT-RELATED FEES (2) | 500,650 | 858,967 |
| TAX FEES (3) | 233,092 | 53,513 |
| ALL OTHER FEES (4) | 13,158 | 4,018 |
| TOTAL FEES | $2,453,360 | $5,018,249 |

All of the fiscal 2006 and fiscal 2007 fees described above were pre-approved by the Audit Committee or the Chairman of the Audit Committee through the authority granted to him by the Audit Committee which is described below.

(1) Audit fees include fees for the audit of our consolidated financial statements, the audit of our internal control over financial reporting, as mandated by the Sarbanes Oxley Act of 2002, reviews of our quarterly financial statements, including our annual report, and includes fees for SEC registration statements and consents, and consultation on accounting standards or transactions. Audit fees for fiscal 2007 also include approximately $1.9 million of fees relating to the restatement of our historical financial statements as a result of the findings of the review of our historical stock option grant process as outlined in our amended Annual Report on Form 10-K for fiscal 2006 and our amended form 10-Q for the first quarter of fiscal 2007.

(2) Audit-related fees for fiscal 2006 primarily consisted of fees for statutory audits. Audit-related fees for fiscal 2007 consisted of fees for acquisitions, implementation of SFAS No. 123(R), reviewing of the accounting for a licensing agreement, our stock option grant process review and other audit-related fees.

(3) Tax services fees consist of tax compliance and consultation services.

(4) All other fees consist of fees for products or services other than those included above.

**Pre-Approval Policies and Procedures**

The Audit Committee has adopted policies and procedures for the pre-approval of all audit and permissible non-audit services rendered by our independent registered public accounting firm. The policy generally permits pre-approvals of specified permissible services in the defined categories of audit services, audit-related services and tax services up to specified amounts. Pre-approval may also be given as part of the Audit Committee's approval of the scope of the engagement of our independent registered public accounting firm or on an individual case-by-case basis before the independent registered public accounting firm is engaged to provide each service. In some cases the full Audit Committee provides pre-approval for up to a year related to a particular defined task or scope. In other cases, the Audit Committee has delegated power to Mark L. Perry, the Chairman of the Audit Committee, to pre-approve additional non-audit services if the need for the service was unanticipated and approval is required prior to the next scheduled meeting of the Audit Committee. Mr. Perry then communicates such pre-approval to the full Audit Committee at its next meeting.

## PROPOSAL 3

## RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2008

The Audit Committee has selected PricewaterhouseCoopers LLP to serve as our independent registered public accounting firm for our fiscal year ending January 27, 2008. Stockholder ratification of the Audit Committee's selection of PwC is not required by our Bylaws or any other governing documents or laws. However, we are submitting the selection of PwC to our stockholders for ratification as a matter of good corporate practice. If our stockholders do not ratify the selection, the Audit Committee will reconsider whether or not to retain PwC. Even if the selection is ratified, the Audit Committee in its sole discretion may direct the appointment of a different independent registered public accounting firm at any time during the fiscal year if they determine that such a change would be in our best interests and those of our stockholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual meeting will be required to ratify the selection of PwC. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as votes against the proposal. Broker non-votes are counted toward a quorum, but are not counted for any purpose in determining whether this Proposal has been approved.

We expect that a representative of PwC will attend the annual meeting. The PwC representative will have an opportunity to make a statement at the annual meeting if he or she so desires. The representative will also be available to respond to appropriate questions from stockholders.

**THE BOARD RECOMMENDS A VOTE FOR PROPOSAL 3.**

## Equity Compensation Plan Information

The number of shares issuable upon exercise of outstanding stock options, the weighted-average exercise price of the outstanding options, and the number of stock options remaining for future issuance for each of our equity compensation plans as of January 28, 2007 are summarized as follows:

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted average exercise price of outstanding options, warrants and rights (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by security holders (1) | 64,160,536 | $12.60(3) | 35,713,292 |
| Equity compensation plans not approved by security holders (2) | 9,834,126 | $17.79(3) | 19,209,302 |
| Total | 73,994,662 | $13.30(3) | 53,922,592 |

(1) This row includes our 1998 Plan, 1998 Non-Employee Directors' Stock Option Plan, and 1998 Employee Stock Purchase Plan.

(2) This row includes our 2000 Nonstatutory Equity Incentive Plan, the PortalPlayer, Inc. 2004 Stock Incentive Plan and the PortalPlayer, Inc. 1999 Stock Option Plan.

(3) Represents the weighted average exercise price of outstanding stock options only.

## 2000 Nonstatutory Equity Incentive Plan

*General.* The 2000 Nonstatutory Equity Incentive Plan, or the 2000 Plan, provides for the grant of nonstatutory stock options to employees, directors, and consultants. As of January 28, 2007, under the 2000 Plan there were 27,952,045 shares of common stock authorized for issuance, of which 9,175,926 shares are subject to outstanding stock option grants and 18,776,119 shares are available for future grant and issuance. Under the terms of the 2000 Plan, the number of available shares may increase in the future as a result of cancellations or expirations of granted options or the repurchase of unvested restricted stock and stock bonuses. The 2000 Plan will expire upon the earlier of its termination by our Board or when there are no more shares available for issuance under the 2000 Plan. The Board delegated administration of the 2000 Plan to the Compensation Committee.

*Terms of Stock Awards.* The terms and price of nonstatutory stock options, stock bonuses and rights to purchase restricted stock granted under the 2000 Plan are set forth in each optionee's option agreement. The term of such nonstatutory stock options is either six or ten years. Grants made after May 8, 2003 generally have six year terms. Until February 10, 2004, options granted to new employees vested over a period of four years, with 25% of the shares vesting one year from the date of grant and the remaining 75% of the shares vesting quarterly over the next three years. During this same time period, stock options granted to existing employees generally would vest each quarter over a four-year period from the date of grant. Beginning on February 10, 2004, new employees' initial options vest quarterly over a three-year period. Grants to existing employees in recognition of performance will also vest over a three-year period; however, the option will not begin vesting until the second anniversary of the date of grant, after which time the option will vest in quarterly increments over the remaining one-year period. In the future, stock options may have the same or different vesting terms. Generally, an option terminates three months after the termination of the optionee's service to NVIDIA. If the termination is due to the optionee's disability, the exercise period generally is extended to 12 months. If the termination is due to the optionee's death or if the optionee dies within three months after his or her service terminates, the exercise period generally is extended to 18 months following death.

*Termination of 2000 Plan.* If our stockholders adopt Proposal 2 and approve the 2007 Plan at our annual meeting, we will no longer issue option grants from the 2000 Plan.

**PortalPlayer, Inc. 2004 Stock Incentive Plan**

*General.* We assumed the PortalPlayer, Inc. 2004 Stock Incentive Plan, or the 2004 Plan, and all related outstanding options in connection with our acquisition of PortalPlayer, Inc., or PortalPlayer, on January 5, 2007. The 2004 Plan was adopted by the PortalPlayer stockholders in 2004. As of January 28, 2007, 1,017,895 shares of NVIDIA common stock were available for issuance under the 2004 Plan, including 584,712 shares subject to outstanding awards and 433,183 shares available for future awards. Any shares subject to outstanding options under the PortalPlayer 1999 stock option plan that expire unexercised and any unvested shares that are forfeited as a result of failure to vest will return to the 2004 Plan and again be available for issuance under the 2004 Plan. The number of shares authorized for issuance under the 2004 Plan will be increased as a result of an "evergreen" provision on January 1 from 2007 through 2009 by 460,033 shares and on January 1 from 2010 through 2014 by 276,000 or a lesser number of shares determined by the Board.

*Terms of Stock Awards.* Each option we assumed in connection with our acquisition of PortalPlayer has been converted into the right to purchase that number of shares of NVIDIA common stock determined by multiplying the number of shares of PortalPlayer common stock underlying such option by 0.3601 and then rounding down to the nearest whole number of shares. The exercise price per share for each assumed option has been similarly adjusted by dividing the exercise price by 0.3601 and then rounding up to the nearest whole cent. Vesting schedules and expiration dates for the assumed options did not change. Under the 2004 Plan, options generally vest as to 25% of the shares one year after the date of grant and as to 1/48th of the shares each month thereafter and expire ten years from the date of grant.

In accordance with applicable NASDAQ listing requirements, we may grant new stock awards under the 2004 Plan to our employees who were not employed by or providing services to us or any of our affiliates prior to January 5, 2007 (other than employees of PortalPlayer and its affiliates and subsidiaries).

Notwithstanding the foregoing, if our stockholders approve the 2007 Plan (as described in Proposal 2 beginning on page 8 of this proxy statement) the shares available for issuance under the 2004 Plan will become available for issuance under the 2007 Plan, no further awards will be granted under the 2007 Plan, and the "evergreen" provision will no longer be in effect.

*Termination of 2004 Plan.* If our stockholders adopt Proposal 2 and approve the 2007 Plan at our annual meeting, we will not issue option grants from the 2004 Plan.

**PortalPlayer, Inc. 1999 Stock Option Plan**

*General.* We assumed options issued under the PortalPlayer, Inc. 1999 Stock Option Plan, or the 1999 Plan, when we completed our acquisition of PortalPlayer on January 5, 2007. The 1999 Plan was terminated upon completion of PortalPlayer's initial public offering of common stock in 2004. No shares of common stock are available for issuance under the 1999 Plan other than to satisfy exercises of currently outstanding stock options granted under the 1999 Plan prior to its termination. Any shares that become available for issuance as a result of expiration or cancellation of such options shall again be available for issuance under the 2004 Plan. However, if our stockholders approve the 2007 plan (as described in Proposal 2 beginning on page 8 of this proxy statement), any shares that would otherwise return to the 1999 Plan, will become available for issuance under the 2007 Plan.

*Term of Stock Awards.* Each option we assumed in connection with our acquisition of PortalPlayer has been converted into the right to purchase that number of shares of NVIDIA common stock determined by multiplying the number of shares of PortalPlayer common stock underlying such option by 0.3601 and then rounding down to the nearest whole number of shares. The exercise price per share for each assumed option has been similarly adjusted by dividing the exercise price by 0.3601 and then rounding up to the nearest whole cent. Vesting schedules and expiration dates did not change.

The 1999 Plan permitted the Board to grant non-statutory options with an exercise price of as low as 85% of the fair market value of PortalPlayer's common stock. Under the 1999 Plan, options generally vest as to 25% of the shares one year after the date of grant and as to 1/48th of the shares each month thereafter and expire ten years from the date of grant. However, PortalPlayer did not grant options at less than 100% of the fair market value of PortalPlayer's common stock.

## ADDITIONAL INFORMATION

### Transactions with Related Persons

We have entered into indemnity agreements with our executive officers and directors which provide, among other things, that we will indemnify such executive officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as a director, executive officer or other agent of NVIDIA, and otherwise to the fullest extent permitted under Delaware law and our Bylaws. We also intend to execute these agreements with our future executive officers and directors.

See the section above entitled *Employment, Severance and Change in Control Agreements* for a description of the terms of our 1998 Plan related to a change of control of NVIDIA.

### Review of Transactions with Related Persons

It is our policy that all employees, officers and directors must avoid any activity that is or has the appearance of conflicting with our interests. This policy is included in our Worldwide Code of Conduct and our Financial Team Code of Conduct. We conduct a review of all related party transactions for potential conflict of interest situations on an ongoing basis and all transactions involving executive officers or directors must be approved by the Audit Committee or another independent body of the Board. We did not conduct any transactions with related persons in fiscal 2007 that would require disclosure in this proxy statement or approval by the Audit Committee.

### SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers, directors and persons who own more than 10% of a registered class of our equity securities to file initial reports of ownership and reports of changes in ownership of our common stock and other equity securities with the SEC. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended January 28, 2007, all Section 16(a) filing requirements applicable to our executive officers, directors and greater than 10% beneficial owners were complied with, except for one late Form 4 filing by each of Messrs. Burkett, Huang and Shannon reporting the stock option grants made to them in fiscal 2007 which were inadvertently filed one day late due to administrative error.

### OTHER MATTERS

The Board knows of no other matters that will be presented for consideration at the annual meeting. If any other matters are properly brought before the annual meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors



David M. Shannon
*Secretary*

May 9, 2007

**A COPY OF OUR ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2007 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS BEING FURNISHED TO STOCKHOLDERS CONCURRENTLY HEREWITH. STOCKHOLDER MAY SUBMIT A WRITTEN REQUEST FOR AN ADDITIONAL COPY OF THE ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2007 TO: INVESTOR RELATIONS, NVIDIA CORPORATION, 2701 SAN TOMAS EXPRESSWAY, SANTA CLARA, CALIFORNIA 95050. WE WILL ALSO FURNISH A COPY OF ANY EXHIBIT TO THE FORM 10-K FOR THE ANNUAL REPORT IF SPECIFICALLY REQUESTED IN WRITING.**

**Annex A**

**NVIDIA CORPORATION**
**2007 EQUITY INCENTIVE PLAN**

**APPROVED BY THE COMPENSATION COMMITTEE: APRIL 24, 2007**
**SUBJECT TO APPROVAL BY THE STOCKHOLDERS: JUNE 21, 2007**
**TERMINATION DATE: APRIL 23, 2017**

**1. GENERAL.**

**(a) Successor and Continuation of Prior Plans.** The Plan is intended as the successor to and continuation of the NVIDIA Corporation 1998 Equity Incentive Plan (the "***1998 Plan***"), the NVIDIA Corporation 1998 Non-Employee Directors' Stock Option Plan, the NVIDIA Corporation 2000 Nonstatutory Equity Incentive Plan, and the PortalPlayer, Inc. 2004 Stock Incentive Plan (together, the "***Prior Plans***"). Following the Effective Date, no additional stock awards shall be granted under any of the Prior Plans and all newly granted Stock Awards shall be subject to the terms of this Plan except as follows: from the Effective Date until September 30, 2007 (the "***Transition Date***") (during which time the Company anticipates taking such steps as are necessary or appropriate to permit participation in the Plan by Employees, Directors or Consultants who are foreign nationals or are employed outside the United States), the Company may grant stock awards subject to the terms of the 1998 Plan covering up to an aggregate of 100,000 shares of Common Stock to newly hired employees of the Company and its Affiliates who are foreign nationals or are employed outside the United States (such 100,000 share reserve, the "***Foreign Transition Reserve***"). On the Effective Date, all of the shares remaining available for issuance under the Prior Plans (such reserve, including the Foreign Transition Reserve and shares subject to issuance under outstanding options and other stock awards that were previously granted under the Prior Plans, the "***Prior Plan Reserve***") shall become available for issuance under the Plan; *provided, however*, that the issuance of shares upon the exercise of options or the settlement of stock awards granted under the Prior Plans (including the issuance of shares upon the exercise or settlement of any awards granted following the Effective Date subject to the terms of the 1998 Plan from the Foreign Transition Reserve) shall occur from this Plan and shall reduce the number of shares of Common Stock available for issuance under this Plan as provided in Section 3 below. Any shares of Common Stock subject to outstanding options and stock awards granted under the Prior Plans that expire or terminate for any reason prior to exercise or settlement shall become available for issuance pursuant to Stock Awards granted hereunder in accordance with the provisions of Section 3(b) below. Except as expressly set forth in this Section 1(a), all options and stock awards granted under the Prior Plans shall remain subject to the terms of the Prior Plans with respect to which they were originally granted.

**(b) Eligible Award Recipients.** The persons eligible to receive Awards are Employees, Directors and Consultants.

**(c) Available Awards.** The Plan provides for the grant of the following Awards: (i) Incentive Stock Options, (ii) Nonstatutory Stock Options, (iii) Restricted Stock Awards, (iv) Restricted Stock Unit Awards, (v) Stock Appreciation Rights, (vi) Performance Stock Awards, (vii) Performance Cash Awards, and (viii) Other Stock Awards.


Proxy

**(d) Purpose.** The Company, by means of the Plan, seeks to secure and retain the services of the group of persons eligible to receive Awards as set forth in Section 1(b), to provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate, and to provide a means by which such eligible recipients may be given an opportunity to benefit from increases in value of the Common Stock through the granting of Stock Awards.

**2. ADMINISTRATION.**

**(a) Administration by Board.** The Board shall administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in Section 2(c).

**(b) Powers of Board.** The Board shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

**(i)** To determine from time to time (A) which of the persons eligible under the Plan shall be granted Awards; (B) when and how each Award shall be granted; (C) what type or combination of types of Award shall be granted; (D) the provisions of each Award granted (which need not be identical), including the time or times when a person shall be permitted to receive cash or Common Stock pursuant to a Stock Award; and (E) the number of shares of Common Stock with respect to which a Stock Award shall be granted to each such person.

**(ii)** To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Stock Award Agreement or in the written terms of a Performance Cash Award, in a manner and to the extent it shall deem necessary or expedient to make the Plan or Award fully effective.

**(iii)** To settle all controversies regarding the Plan and Awards granted under it.

**(iv)** To accelerate the time at which a Stock Award may first be exercised or the time during which an Award or any part thereof will vest in accordance with the Plan, notwithstanding the provisions in the Award stating the time at which it may first be exercised or the time during which it will vest.

**(v)** To suspend or terminate the Plan at any time. Suspension or termination of the Plan shall not impair rights and obligations under any Stock Award granted while the Plan is in effect except with the written consent of the affected Participant.

**(vi)** To amend the Plan in any respect the Board deems necessary or advisable, including, without limitation, relating to Incentive Stock Options and certain nonqualified deferred compensation under Section 409A of the Code and/or to bring the Plan or Stock Awards granted under the Plan into compliance therewith, subject to the limitations, if any, of applicable law. However, except as provided in Section 9(a) relating to Capitalization Adjustments, stockholder approval shall be required for any amendment of the Plan that either (i) materially increases the number of shares of Common Stock available for issuance under the Plan, (ii) materially expands the class of individuals eligible to receive Awards under the Plan, (iii) materially increases the benefits accruing to Participants under the Plan or materially reduces the price at which shares of Common Stock may be issued or purchased under the Plan, (iv) materially extends the term of the Plan, or (v) expands the types of Awards available for issuance under the Plan, but only to the extent required by applicable law or listing requirements. Except as provided above, rights under any Award granted before amendment of the Plan shall not be impaired by any amendment of the Plan unless (i) the Company requests the consent of the affected Participant, and (ii) such Participant consents in writing.

**(vii)** To submit any amendment to the Plan for stockholder approval, including, but not limited to, amendments to the Plan intended to satisfy the requirements of (i) Section 162(m) of the Code and the regulations thereunder regarding the exclusion of performance-based compensation from the limit on corporate deductibility of compensation paid to Covered Employees, (ii) Section 422 of the Code regarding Incentive Stock Options, or (iii) Rule 16b-3.

**(viii)** To approve forms of Award Agreements for use under the Plan and to amend the terms of any one or more Awards, including, but not limited to, amendments to provide terms more favorable than previously provided in the Award Agreement, subject to any specified limits in the Plan that are not subject to Board discretion; *provided however,* that, the rights under any Award shall not be impaired by any such amendment unless (i) the Company requests the consent of the affected Participant, and (ii) such Participant consents in writing. Notwithstanding the foregoing, subject to the limitations of applicable law, if any, and without the affected Participant's consent, the Board may amend the terms of any one or more Awards if necessary to maintain the qualified status of the Award as an Incentive Stock Option or to bring the Award into compliance with Section 409A of the Code and the related guidance thereunder.

**(ix)** Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan or Awards.

**(x)** To adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the Plan by Employees, Directors or Consultants who are foreign nationals or employed outside the United States.

**(c) Delegation to Committee.**

**(i) General.** The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration of the Plan is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board shall thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated.

**(ii) Section 162(m) and Rule 16b-3 Compliance.** In the sole discretion of the Board, the Committee may consist solely of two or more Outside Directors, in accordance with Section 162(m) of the Code, and/or solely of two or more Non-Employee Directors, in accordance with Rule 16b-3. In addition, the Board or the Committee, in its sole discretion, may (A) delegate to a Committee who need not be Outside Directors the authority to grant Awards to eligible persons who are either (I) not then Covered Employees and are not expected to be Covered Employees at the time of recognition of income resulting from such Stock Award, or (II) not persons with respect to whom the Company wishes to comply with Section 162(m) of the Code, and/or (B) delegate to a Committee who need not be Non-Employee Directors the authority to grant Stock Awards to eligible persons who are not then subject to Section 16 of the Exchange Act.

**(d) Delegation to Officers.** The Board may delegate to one or more of the chief executive officer, the chief financial officer, or the general counsel of the Company the authority to do one or both of the following (i) designate Employees to be recipients of Options (and, to the extent permitted by applicable law, other Stock Awards) and the terms thereof, and (ii) determine the number of shares of Common Stock to be subject to such Stock Awards granted to such Employees; *provided, however,* that the Board resolutions regarding such delegation shall specify the total number of shares of Common Stock that may be subject to the Stock Awards granted by such chief executive officer, chief financial officer, or general counsel and that such chief executive officer, chief financial officer, or general counsel may not grant a Stock Award to himself or herself. Notwithstanding anything to the contrary in this Section 2(d), the Board may not delegate to the chief executive officer, chief financial officer, or general counsel the authority to determine the Fair Market Value of the Common Stock pursuant to Section 13(v)(iii) below.

**(e) Effect of Board's Decision.** All determinations, interpretations and constructions made by the Board in good faith shall not be subject to review by any person and shall be final, binding and conclusive on all persons.

**(f) Cancellation and Re-Grant of Stock Awards.** Neither the Board nor any Committee shall have the authority to: (i) reduce the exercise, strike or purchase price of any outstanding Stock Awards under the Plan, or (ii) cancel and re-grant any outstanding Stock Awards under the Plan that has the effect of reducing the exercise, strike or purchase price of any outstanding Stock Award under the Plan, in either case, unless the stockholders of the Company have approved such an action within twelve (12) months prior to such an event.

3. **Shares Subject to the Plan.**

(a) **Share Reserve**. Subject to the provisions of Section 9(a) relating to Capitalization Adjustments, the aggregate number of shares of Common Stock of the Company that may be issued pursuant to Stock Awards after the Effective Date shall not exceed one hundred one million, eight hundred forty-five thousand, one hundred seventy-seven (101,845,177) shares (the "2007 Plan Reserve"). Such maximum number of shares reserved for issuance consists of (i) all of the shares remaining available for issuance under the Prior Plans (including shares subject to issuance under outstanding stock awards previously granted under the Prior Plans) and (ii) a number of shares, to be determined as of the date this 2007 Plan is approved by the stockholders, that when added to the number of shares then remaining available for issuance under the Prior Plans, results in a total reserve of 101,845,177 shares.

(b) **Reversion of Shares to the Share Reserve.**

(i) **Shares Available For Subsequent Issuance**. If any (x) Stock Award shall for any reason expire or otherwise terminate, in whole or in part, without having been exercised in full, (y) shares of Common Stock issued to a Participant pursuant to a Stock Award are forfeited to or repurchased by the Company at their original exercise or purchase price pursuant to the Company's reacquisition or repurchase rights under the Plan, including any forfeiture or repurchase caused by the failure to meet a contingency or condition required for the vesting of such shares, or (z) Stock Award is settled in cash, then the shares of Common Stock not issued under such Stock Award, or forfeited to or repurchased by the Company, shall revert to and again become available for issuance under the Plan.

(ii) **Shares Not Available for Subsequent Issuance**. If any shares subject to a Stock Award are not delivered to a Participant because the Stock Award is exercised through a reduction of shares subject to the Stock Award (*i.e.*, "net exercised") or an appreciation distribution in respect of a Stock Appreciation Right is paid in shares of Common Stock, the number of shares subject to the Stock Award that are not delivered to the Participant shall not remain available for subsequent issuance under the Plan. If any shares subject to a Stock Award are not delivered to a Participant because such shares are withheld in satisfaction of the withholding of taxes incurred in connection with the exercise of an Option, Stock Appreciation Right, or the issuance of shares under a Restricted Stock Award or Restricted Stock Unit Award pursuant to Section 8(g), the number of shares that are not delivered to the Participant shall not remain available for subsequent issuance under the Plan. If the exercise price of any Stock Award is satisfied by tendering shares of Common Stock held by the Participant (either by actual delivery or attestation), then the number of shares so tendered shall not remain available for subsequent issuance under the Plan.

(c) **Incentive Stock Option Limit.** Notwithstanding anything to the contrary in this Section 3(c), subject to the provisions of Section 9(a) relating to Capitalization Adjustments the aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options under the Plan (including Incentive Stock Options granted under the Prior Plans) shall be one hundred one million, eight hundred forty-five thousand, one hundred seventy-seven (101,845,177) shares of Common Stock.

(d) **Section 162(m) Limitation on Annual Grants**. Subject to the provisions of Section 9(a) relating to Capitalization Adjustments, at such time as the Company may be subject to the applicable provisions of Section 162(m) of the Code, no Employee shall be eligible to be granted during any calendar year Stock Awards whose value is determined by reference to an increase over an exercise or strike price of at least one hundred percent (100%) of the Fair Market Value of the Common Stock on the date the Stock Award is granted covering more than two million (2,000,000) shares of Common Stock.

(e) **Full Value Awards**. In general, with respect to Restricted Stock Awards, Restricted Stock Unit Awards, Performance Stock Awards, Performance Cash Awards that are settled in Common Stock, and Other Stock Awards (***"Full Value Awards"***), the vesting period, together with the holding period after issuance, of such Full Value Awards shall be not less than three (3) years (or one (1) year, in the case of Full Value Awards that are granted or vest upon the achievement of pre-determined performance criteria); *provided, however*, that the lapsing of such periods may be accelerated in connection with a Corporate Transaction and/or Change in Control. Full Value Awards that do not meet these guidelines shall be limited to five (5%) percent of the 2007 Plan Reserve.

(f) **Source of Shares.** The stock issuable under the Plan shall be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market.

### 4. ELIGIBILITY.

(a) **Eligibility for Specific Stock Awards.** Incentive Stock Options may be granted only to Employees of the Company or a "parent corporation" or "subsidiary corporation" thereof (as such terms are defined in Sections 424(e) and 424(f) of the Code). Stock Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants.

(b) **Ten Percent Stockholders.** A Ten Percent Stockholder shall not be granted an Incentive Stock Option unless the exercise price of such Option is at least one hundred ten percent (110%) of the Fair Market Value of the Common Stock on the date of grant and the Option is not exercisable after the expiration of five (5) years from the date of grant.

(c) **Consultants.** A Consultant shall be eligible for the grant of a Stock Award only if, at the time of grant, a Form S-8 Registration Statement under the Securities Act or a successor or similar form under the Securities Act ("***Form S-8***") is available to register either the offer or the sale of the Company's securities to such Consultant because of the nature of the services that the Consultant is providing to the Company, because the Consultant is a natural person, or because of any other rule governing the use of Form S-8.

### 5. OPTION PROVISIONS.

Each Option shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. All Options shall be separately designated Incentive Stock Options or Nonstatutory Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates shall be issued for shares of Common Stock purchased on exercise of each type of Option. If an Option is not specifically designated as an Incentive Stock Option, then the Option shall be a Nonstatutory Stock Option. The provisions of separate Options need not be identical; *provided, however,* that each Option Agreement shall include (through incorporation of provisions hereof by reference in the Option Agreement or otherwise) the substance of each of the following provisions:

(a) **Term.** Subject to the provisions of Section 4(b) regarding Ten Percent Stockholders, no Option shall be exercisable after the expiration of ten (10) years from the date of its grant or such shorter period specified in the Option Agreement (the "***Expiration Date***").

(b) **Exercise Price.** Subject to the provisions of Section 4(b) regarding Ten Percent Stockholders, and notwithstanding anything in the Option Agreement to the contrary, the exercise price of each Option shall not be less than the Fair Market Value of the Common Stock subject to the Option on the date the Option is granted. Notwithstanding the foregoing, an Option may be granted with an exercise price lower than the Fair Market Value of the Common Stock subject to the Option if such Option is granted pursuant to an assumption or substitution for another option in a manner consistent with the provisions of Sections 409A and 424(a) of the Code (whether or not such options are Incentive Stock Options).


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(c) **Consideration.** The purchase price of Common Stock acquired pursuant to the exercise of an Option shall be paid, to the extent permitted by applicable law and as determined by the Board in its sole discretion, by any combination of the methods of payment set forth below. The Board shall have the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to utilize a particular method of payment. The methods of payment permitted by this Section 5(c) are:

(i) by cash, check, bank draft or money order payable to the Company;

**(ii)** pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of the stock subject to the Option, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the sales proceeds;

**(iii)** by delivery to the Company (either by actual delivery or attestation) of shares of Common Stock;

**(iv)** by a "net exercise" arrangement pursuant to which the Company will reduce the number of shares of Common Stock issued upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price; *provided, however,* that the Company shall accept a cash or other payment from the Participant to the extent of any remaining balance of the aggregate exercise price not satisfied by such reduction in the number of whole shares to be issued; *provided, further,* that shares of Common Stock will no longer be outstanding under an Option and will not be exercisable thereafter to the extent that (A) shares are used to pay the exercise price pursuant to the "net exercise," (B) shares are delivered to the Participant as a result of such exercise, and (C) shares are withheld to satisfy tax withholding obligations; or

**(v)** in any other form of legal consideration that may be acceptable to the Board.

**(d) Transferability of Options.** The Board may, in its sole discretion, impose such limitations on the transferability of Options as the Board shall determine. If the Board determines that an Option shall be transferable, the Option shall contain such additional terms and conditions as the Board deems appropriate. In the absence of such a determination by the Board to the contrary, the following restrictions on the transferability of Options shall apply:

**(i) Restrictions on Transfer.** No ISO granted under this Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Nonqualified Stock Options shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder; *provided, however,* that the Board may, in its sole discretion, permit transfer of the Option in a manner consistent with applicable tax and securities laws upon the Optionholder's request.

**(ii) Domestic Relations Orders.** Notwithstanding the foregoing, an Option may be transferred pursuant to a domestic relations order, *provided, however,* that an Incentive Stock Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer.

**(iii) Beneficiary Designation.** Notwithstanding the foregoing, the Optionholder may, by delivering written notice to the Company, in a form provided by or otherwise satisfactory to the Company and any broker designated by the Company to effect Option exercises, designate a third party who, in the event of the death of the Optionholder, shall thereafter be entitled to exercise the Option. In the absence of such a designation, the executor or administrator of the Optionholder's estate shall be entitled to exercise the Option.

**(e) Vesting of Options Generally.** The total number of shares of Common Stock subject to an Option may vest and therefore become exercisable in periodic installments that may or may not be equal. The Option may be subject to such other terms and conditions on the time or times when it may or may not be exercised (which may be based on the satisfaction of Performance Goals or other criteria) as the Board may deem appropriate. The vesting provisions of individual Options may vary; *provided, however,* that in all cases, in the event that an Optionholder's Continuous Service terminates as a result of his or her death, then the Option shall become fully vested and exercisable as of the date of termination of Continuous Service. The provisions of this Section 5(e) are subject to any Option provisions governing the minimum number of shares of Common Stock as to which an Option may be exercised.

**(f) Termination of Continuous Service.** Except as otherwise provided in the applicable Option Agreement or other agreement between the Optionholder and the Company, in the event that an Optionholder's Continuous Service terminates (other than upon the Optionholder's death or Disability), the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination of Continuous Service) but only within such period of time ending on the earlier of (i) the date ninety (90) days following the termination of the Optionholder's Continuous Service (or such longer or shorter period specified in the Option Agreement), or (ii) the expiration of the term of the Option as set forth in the Option Agreement. If, after termination of Continuous Service, the Optionholder does not exercise his or her Option within the time specified herein or in the Option Agreement (as applicable), the Option shall terminate.

**(g) Extension of Termination Date.** If the exercise of the Option following the termination of the Optionholder's Continuous Service (other than upon the Optionholder's death or Disability) would either (i) be prohibited at any time solely because the issuance of shares of Common Stock would violate the registration requirements under the Securities Act, or (ii) subject the Optionholder to short-swing liability under Section 16(b) of the Exchange Act, then the Option shall terminate on the earlier of (A) the expiration of a period of ninety (90) days after the termination of the Optionholder's Continuous Service during which the exercise of the Option would not be in violation of such registration requirements and would not subject the Optionholder to short-swing liability under Section 16(b) of the Exchange Act, or (B) the expiration of the term of the Option as set forth in the Option Agreement.

**(h) Disability of Optionholder.** In the event that an Optionholder's Continuous Service terminates as a result of the Optionholder's Disability, the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination of Continuous Service), but only within such period of time ending on the earlier of (i) the date twelve (12) months following such termination of Continuous Service (or such longer or shorter period specified in the Option Agreement), or (ii) the expiration of the term of the Option as set forth in the Option Agreement. If, after termination of Continuous Service, the Optionholder does not exercise his or her Option within the time specified herein or in the Option Agreement (as applicable), the Option shall terminate.

**(i) Death of Optionholder.** In the event that (i) an Optionholder's Continuous Service terminates as a result of the Optionholder's death (which termination event shall give rise to acceleration of vesting as described in Section 5(e) above), or (ii) the Optionholder dies within the period (if any) specified in the Option Agreement after the termination of the Optionholder's Continuous Service for a reason other than death (which event shall not give rise to acceleration of vesting as described in Section 5(e) above), then the Option may be exercised (to the extent the Optionholder was entitled to exercise such Option as of the date of death) by the Optionholder's estate, by a person who acquired the right to exercise the Option by bequest or inheritance or by a person designated to exercise the option upon the Optionholder's death, but only within the period ending on the earlier of (A) the date eighteen (18) months following the date of death (or such longer or shorter period specified in the Option Agreement), or (B) the expiration of the term of such Option as set forth in the Option Agreement. If, after the Optionholder's death, the Option is not exercised within the time specified herein or in the Option Agreement (as applicable), the Option shall terminate.

**(j) Non-Exempt Employees.** No Option granted to an Employee that is a non-exempt employee for purposes of the Fair Labor Standards Act shall be first exercisable for any shares of Common Stock until at least six (6) months following the date of grant of the Option. The foregoing provision is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option will be exempt from his or her regular rate of pay.

**6. PROVISIONS OF STOCK AWARDS OTHER THAN OPTIONS.**

**(a) Restricted Stock Awards.** Each Restricted Stock Award Agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. To the extent consistent with the Company's Bylaws, at the Board's election, shares of Common Stock may be (x) held in book entry form subject to the Company's instructions until any restrictions relating to the Restricted Stock Award lapse; or (y) evidenced by a certificate, which certificate shall be held in such form and manner as determined by the Board. The terms and conditions of Restricted Stock Award Agreements may change from time to time, and the terms and conditions of separate Restricted Stock Award Agreements need not be identical, *provided, however*, that each Restricted Stock Award Agreement shall include (through incorporation of the provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

**(i) Consideration.** A Restricted Stock Award may be awarded in consideration for (A) past or future services rendered to the Company or an Affiliate, or (B) any other form of legal consideration that may be acceptable to the Board in its sole discretion and permissible under applicable law.

**(ii) Vesting**. Shares of Common Stock awarded under a Restricted Stock Award Agreement may be subject to forfeiture to the Company in accordance with a vesting schedule to be determined by the Board; *provided, however*, that in all cases, in the event a Participant's Continuous Service terminates as a result of his or her death, then the Restricted Stock Award shall become fully vested as of the date of termination of Continuous Service.

**(iii) Termination of Participant's Continuous Service.** In the event a Participant's Continuous Service terminates, the Company may receive via a forfeiture condition, any or all of the shares of Common Stock held by the Participant which have not vested as of the date of termination of Continuous Service under the terms of the Restricted Stock Award Agreement.

**(iv) Transferability.** Rights to acquire shares of Common Stock under the Restricted Stock Award Agreement shall be transferable by the Participant only upon such terms and conditions as are set forth in the Restricted Stock Award Agreement, as the Board shall determine in its sole discretion, so long as Common Stock awarded under the Restricted Stock Award Agreement remains subject to the terms of the Restricted Stock Award Agreement.

**(b) Restricted Stock Unit Awards.** Each Restricted Stock Unit Award Agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. The terms and conditions of Restricted Stock Unit Award Agreements may change from time to time, and the terms and conditions of separate Restricted Stock Unit Award Agreements need not be identical, *provided, however,* that each Restricted Stock Unit Award Agreement shall include (through incorporation of the provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

**(i) Consideration.** At the time of grant of a Restricted Stock Unit Award, the Board will determine the consideration, if any, to be paid by the Participant upon delivery of each share of Common Stock subject to the Restricted Stock Unit Award. The consideration to be paid (if any) by the Participant for each share of Common Stock subject to a Restricted Stock Unit Award may be paid in any form of legal consideration that may be acceptable to the Board in its sole discretion and permissible under applicable law.

**(ii) Vesting.** At the time of the grant of a Restricted Stock Unit Award, the Board may impose such restrictions or conditions to the vesting of the Restricted Stock Unit Award as it, in its sole discretion, deems appropriate; *provided, however*, that in all cases, in the event a Participant's Continuous Service terminates as a result of his or her death, then the Restricted Stock Unit Award shall become fully vested as of the date of termination of Continuous Service.

**(iii) Payment**. A Restricted Stock Unit Award may be settled by the delivery of shares of Common Stock, their cash equivalent, any combination thereof or in any other form of consideration, as determined by the Board and contained in the Restricted Stock Unit Award Agreement.

**(iv) Additional Restrictions.** At the time of the grant of a Restricted Stock Unit Award, the Board, as it deems appropriate, may impose such restrictions or conditions that delay the delivery of the shares of Common Stock (or their cash equivalent) subject to a Restricted Stock Unit Award to a time after the vesting of such Restricted Stock Unit Award.

**(v) Termination of Participant's Continuous Service.** Except as otherwise provided in the applicable Restricted Stock Unit Award Agreement, such portion of the Restricted Stock Unit Award that has not vested will be forfeited upon the Participant's termination of Continuous Service.

(vi) **Compliance with Section 409A of the Code.** Notwithstanding anything to the contrary set forth herein, any Restricted Stock Unit Award granted under the Plan that is not exempt from the requirements of Section 409A of the Code shall contain such provisions so that such Restricted Stock Unit Award will comply with the requirements of Section 409A of the Code. Such restrictions, if any, shall be determined by the Board and contained in the Restricted Stock Unit Award Agreement evidencing such Restricted Stock Unit Award. For example, such restrictions may include, without limitation, a requirement that any Common Stock that is to be issued in a year following the year in which the Restricted Stock Unit Award vests must be issued in accordance with a fixed pre-determined schedule.

(c) **Stock Appreciation Rights.** Each Stock Appreciation Right Agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. Stock Appreciation Rights may be granted as stand-alone Stock Awards or in tandem with other Stock Awards. The terms and conditions of Stock Appreciation Right Agreements may change from time to time, and the terms and conditions of separate Stock Appreciation Right Agreements need not be identical; *provided, however*, that each Stock Appreciation Right Agreement shall include (through incorporation of the provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

(i) **Term.** No Stock Appreciation Right shall be exercisable after the expiration of ten (10) years from the date of its grant or such shorter period specified in the Stock Appreciation Right Agreement.

(ii) **Strike Price.** Each Stock Appreciation Right will be denominated in shares of Common Stock equivalents. Notwithstanding anything in the applicable Stock Award Agreement to the contrary, the strike price of each Stock Appreciation Right shall not be less than the Fair Market Value of the Common Stock equivalents subject to the Stock Appreciation Right on the date of grant.

(iii) **Calculation of Appreciation.** The appreciation distribution payable on the exercise of a Stock Appreciation Right will be not greater than an amount equal to the excess of (A) the aggregate Fair Market Value (on the date of the exercise of the Stock Appreciation Right) of a number of shares of Common Stock equal to the number of share of Common Stock equivalents in which the Participant is vested under such Stock Appreciation Right, and with respect to which the Participant is exercising the Stock Appreciation Right on such date, over (B) the strike price that is determined by the Board on the date of grant of the Stock Appreciation Right.

(iv) **Vesting.** At the time of the grant of a Stock Appreciation Right, the Board may impose such restrictions or conditions to the vesting of such Stock Appreciation Right as it, in its sole discretion, deems appropriate; *provided, however*, that in all cases, in the event a Participant's Continuous Service terminates as a result of his or her death, then the Stock Appreciation Right shall become fully vested as of the date of termination of Continuous Service.

(v) **Exercise.** To exercise any outstanding Stock Appreciation Right, the Participant must provide written notice of exercise to the Company in compliance with the provisions of the Stock Appreciation Right Agreement evidencing such Stock Appreciation Right.

(vi) **Payment.** The appreciation distribution in respect of a Stock Appreciation Right may be paid in Common Stock, in cash, in any combination of the two or in any other form of consideration, as determined by the Board and set forth in the Stock Appreciation Right Agreement evidencing such Stock Appreciation Right.

(vii) **Termination of Continuous Service.** In the event that a Participant's Continuous Service terminates, the Participant may exercise his or her Stock Appreciation Right (to the extent that the Participant was entitled to exercise such Stock Appreciation Right as of the date of termination of Continuous Service) but only within such period of time ending on the earlier of (A) the date ninety (90) days following the termination of the Participant's Continuous Service (or such longer or shorter period specified in the Stock Appreciation Right Agreement), or (B) the expiration of the term of the Stock Appreciation Right as set forth in the Stock Appreciation Right Agreement. If, after termination of

Continuous Service, the Participant does not exercise his or her Stock Appreciation Right within the time specified herein or in the Stock Appreciation Right Agreement (as applicable), the Stock Appreciation Right shall terminate.

**(viii) Extension of Termination Date.** If the exercise of the Stock Appreciation Right following the termination of the Participant's Continuous Service would either (A) be prohibited at any time solely because the issuance of shares of Common Stock would violate the registration requirements under the Securities Act, or (B) subject the Participant to short-swing liability under Section 16(b) of the Exchange Act, then the Stock Appreciation Right shall terminate on the earlier of (x) the expiration of a period of ninety (90) days after the termination of the Participant's Continuous Service during which the exercise of the Stock Appreciation Right would not be in violation of such registration requirements and would not subject the Participant to short-swing liability under Section 16(b) of the Exchange Act, or (y) the expiration of the term of the Stock Appreciation Right as set forth in the Stock Appreciation Right Agreement.

**(ix) Compliance with Section 409A of the Code.** Notwithstanding anything to the contrary set forth herein, any Stock Appreciation Rights granted under the Plan that are not exempt from the requirements of Section 409A of the Code shall contain such provisions so that such Stock Appreciation Rights will comply with the requirements of Section 409A of the Code. Such restrictions, if any, shall be determined by the Board and contained in the Stock Appreciation Right Agreement evidencing such Stock Appreciation Right. For example, such restrictions may include, without limitation, a requirement that a Stock Appreciation Right that is to be paid wholly or partly in cash must be exercised and paid in accordance with a fixed pre-determined schedule.

**(d) Performance Awards.**

**(i) Performance Stock Awards.** A Performance Stock Award is either a Restricted Stock Award or Restricted Stock Unit Award that may be granted or may vest based upon the attainment during a Performance Period of certain Performance Goals. A Performance Stock Award may, but need not, require the completion of a specified period of Continuous Service. In the event a Participant's Continuous Service terminates as a result of his or her death, then the Performance Stock Award shall be deemed to have been earned at the target level of performance, shall be fully vested, and shall be issued promptly following the date of death. The length of any Performance Period, the Performance Goals to be achieved during the Performance Period, and the measure of whether and to what degree such Performance Goals have been attained shall be conclusively determined by the Committee in its sole discretion. The maximum benefit that may be granted in a calendar year to a Participant pursuant to this Section 6(d)(i) shall not exceed the value of two million (2,000,000) shares of Common Stock. In addition, to the extent permitted by applicable law and the applicable Award Agreement, the Board may determine that cash may be used in payment of Performance Stock Awards.

**(ii) Performance Cash Awards.** A Performance Cash Award is a cash award granted pursuant to this Section 6(d)(ii) that is paid upon the attainment during a Performance Period of certain Performance Goals. A Performance Cash Award may also require the completion of a specified period of Continuous Service. The length of any Performance Period, the Performance Goals to be achieved during the Performance Period, and the measure of whether and to what degree such Performance Goals have been attained shall be conclusively determined by the Committee in its sole discretion. The maximum Performance Cash Award that may be granted to a Participant in a calendar year and made subject to the future attainment of one or more Performance Goals shall not exceed six million dollars ($6,000,000). The Board may provide for or, subject to such terms and conditions as the Board may specify, may permit a Participant to elect for, the payment of any Performance Cash Award to be deferred to a specified date or event. The Committee may specify the form of payment of Performance Cash Awards, which may be cash or other property, or may provide for a Participant to have the option for his or her Performance Cash Award, or such portion thereof as the Board may specify, to be paid in whole or in part in cash or other property. In addition, to the extent permitted by applicable law and the applicable Award Agreement, the Board may determine that Common Stock authorized under this Plan may be used in payment of

Performance Cash Awards, including additional shares in excess of the Performance Cash Award as an inducement to hold shares of Common Stock.

**(e) Other Stock Awards.** Other forms of Stock Awards valued in whole or in part by reference to, or otherwise based on, Common Stock may be granted either alone or in addition to Stock Awards provided for under Section 5 and the preceding provisions of this Section 6. Subject to the provisions of the Plan, the Board shall have sole and complete authority to determine the persons to whom and the time or times at which such Other Stock Awards will be granted, the number of shares of Common Stock (or the cash equivalent thereof) to be granted pursuant to such Other Stock Awards and all other terms and conditions of such Other Stock Awards; *provided, however*, that in all cases, in the event a Participant's Continuous Service terminates as a result of his or her death, then any Other Stock Awards held by such Participant shall become fully vested as of the date of termination of Continuous Service.

**7. COVENANTS OF THE COMPANY.**

**(a) Availability of Shares.** During the terms of the Stock Awards, the Company shall keep available at all times the number of shares of Common Stock required to satisfy such Stock Awards.

**(b) Securities Law Compliance.** The Company shall seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Stock Awards and to issue and sell shares of Common Stock upon exercise of the Stock Awards; *provided, however*, that this undertaking shall not require the Company to register under the Securities Act the Plan, any Stock Award or any Common Stock issued or issuable pursuant to any such Stock Award. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary for the lawful issuance and sale of Common Stock under the Plan, the Company shall be relieved from any liability for failure to issue and sell Common Stock upon exercise of such Stock Awards unless and until such authority is obtained. A Participant shall not be eligible for the grant of a Stock Award or the subsequent issuance of Common Stock pursuant to the Stock Award if such grant or issuance would be in violation of any applicable securities laws.

**(c) No Obligation to Notify.** The Company shall have no duty or obligation to any holder of a Stock Award to advise such holder as to the time or manner of exercising such Stock Award. Furthermore, the Company shall have no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of a Stock Award or a possible period in which the Stock Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of a Stock Award to the holder of such Stock Award.

**8. MISCELLANEOUS.**

**(a) Use of Proceeds.** Proceeds from the sale of shares of Common Stock pursuant to Stock Awards shall constitute general funds of the Company.


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**(b) Corporate Action Constituting Grant of Stock Awards.** Corporate action constituting a grant by the Company of a Stock Award to any Participant shall be deemed completed as of the date of such corporate action, unless otherwise determined by the Board, regardless of when the instrument, certificate, or letter evidencing the Stock Award is communicated to, or actually received or accepted by, the Participant. If the Board determines that the terms of a Stock Award do not reflect the appropriate exercise, strike or purchase price on the appropriate date of grant in accordance with the requirements of the Plan, the terms of the Stock Award shall be automatically corrected to reflect the appropriate price or other terms provided for under the Plan, as determined by the Board, without the need for consent of the Participant; *provided, however*, that no such correction shall result in a direct or indirect reduction in the exercise price or strike price of the Stock Award.

**(c) Stockholder Rights.** No Participant shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to such Stock Award unless and until such

Participant has exercised the Stock Award pursuant to its terms and the Participant shall not be deemed to be a stockholder of record until the issuance of the Common Stock pursuant to such exercise has been entered into the books and records of the Company.

**(d) No Employment or Other Service Rights.** Nothing in the Plan, any Stock Award Agreement or other instrument executed thereunder or in connection with any Award granted pursuant to the Plan shall confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or shall affect the right of the Company or an Affiliate to terminate (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant's agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.

**(e) Incentive Stock Option $100,000 Limitation.** To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds one hundred thousand dollars ($100,000), the Options or portions thereof that exceed such limit (according to the order in which they were granted) shall be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s) or any Board or Committee resolutions related thereto.

**(f) Investment Assurances.** The Company may require a Participant, as a condition of exercising or acquiring Common Stock under any Stock Award, (i) to give written assurances satisfactory to the Company as to the Participant's knowledge and experience in financial and business matters and/or to employ a purchaser representative reasonably satisfactory to the Company who is knowledgeable and experienced in financial and business matters and that he or she is capable of evaluating, alone or together with the purchaser representative, the merits and risks of exercising the Stock Award; and (ii) to give written assurances satisfactory to the Company stating that the Participant is acquiring Common Stock subject to the Stock Award for the Participant's own account and not with any present intention of selling or otherwise distributing the Common Stock. The foregoing requirements, and any assurances given pursuant to such requirements, shall be inoperative if (A) the issuance of the shares upon the exercise or acquisition of Common Stock under the Stock Award has been registered under a then currently effective registration statement under the Securities Act, or (B) as to any particular requirement, a determination is made by counsel for the Company that such requirement need not be met in the circumstances under the then applicable securities laws. The Company may, upon advice of counsel to the Company, place legends on stock certificates issued under the Plan as such counsel deems necessary or appropriate in order to comply with applicable securities laws, including, but not limited to, legends restricting the transfer of the Common Stock.

**(g) Withholding Obligations.** Unless prohibited by the terms of a Stock Award Agreement, the Company may, in its sole discretion, satisfy any federal, state or local tax withholding obligation relating to an Award by any of the following means (in addition to the Company's right to withhold from any compensation paid to the Participant by the Company) or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding shares of Common Stock from the shares of Common Stock issued or otherwise issuable to the Participant in connection with the Award; *provided, however*, that no shares of Common Stock are withheld with a value exceeding the minimum amount of tax required to be withheld by law (or such lower amount as may be necessary to avoid classification of the Stock Award as a liability for financial accounting purposes); (iii) withholding cash from an Award settled in cash; (iv) withholding payment from any amounts otherwise payable to the Participant; or (v) by such other method as may be set forth in the Stock Award Agreement.

**(h) Electronic Delivery**. Any reference herein to a "written" agreement or document shall include any agreement or document delivered electronically or posted on the Company's intranet.

**(i) Deferrals.** To the extent permitted by applicable law, the Board, in its sole discretion, may determine that the delivery of Common Stock or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award may be deferred and may establish programs and procedures for deferral elections to be made by Participants. Deferrals by Participants will be made in accordance with Section 409A of the Code. Consistent with Section 409A of the Code, the Board may provide for distributions while a Participant is still an employee. The Board is authorized to make deferrals of Stock Awards and determine when, and in what annual percentages, Participants may receive payments, including lump sum payments, following the Participant's termination of employment or retirement, and implement such other terms and conditions consistent with the provisions of the Plan and in accordance with applicable law.

**(j) Compliance with 409A.** To the extent that the Board determines that any Award granted under the Plan is subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code. To the extent permitted by applicable law, the Plan and Award Agreements shall be interpreted in accordance with Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued or amended after the Effective Date. Notwithstanding any provision of the Plan to the contrary, in the event that following the Effective Date the Board determines that any Award may be subject to Section 409A of the Code and related Department of Treasury guidance (including such Department of Treasury guidance as may be issued after the Effective Date), the payment of benefits under such Award shall be accelerated to the minimum extent necessary so that the benefit is not subject to the provisions of Section 409A(a)(1) of the Code; provided, however, that if the payment of benefits pursuant to such accelerated schedule would still be subject to Section 409A(a)(1) of the Code, the payment of such benefits shall not be so accelerated and shall instead be delayed to the first possible payment date after the intended payment date so that such benefits are not subject to the provisions of Section 409A(a)(1) of the Code, so long as no such adjustments shall result in payments under the Award being subject to Section 409A(a)(1) of the Code. In addition, to the greatest extent permitted by applicable law, the Board may adopt such amendments to the Plan and the applicable Award Agreement (including but not limited to increasing the exercise price of an Award to the extent required for the avoidance of the tax consequences set forth in Section 409A(a)(1)) or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Board determines are necessary or appropriate to (i) exempt the Award from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (ii) comply with the requirements of Section 409A of the Code and related Department of Treasury guidance.

## 9. ADJUSTMENTS UPON CHANGES IN COMMON STOCK; CORPORATE TRANSACTIONS.

**(a) Capitalization Adjustments.** In the event of a Capitalization Adjustment, the Board, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Plan, shall adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a); (ii) the class(es) and maximum number of securities that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 3(c), and (iii) the class(es) and maximum number of securities that may be awarded to any person pursuant to Section 3(d) and 6(d)(i), and (iv) the class(es) and number of securities and price per share of stock subject to outstanding Stock Awards. The Board shall make such adjustments, and its determination shall be final, binding and conclusive.



**(b) Dissolution or Liquidation.** Except as otherwise provided in the Stock Award Agreement, in the event of a dissolution or liquidation of the Company, and upon ten (10) days prior written notice, all outstanding Stock Awards (other than Stock Awards consisting of vested and outstanding shares of Common Stock not subject to the Company's right of repurchase) shall terminate immediately prior to the completion of such dissolution or liquidation, and the shares of Common Stock subject to the Company's repurchase rights may be repurchased by the Company notwithstanding the fact that the holder of such Stock Award is providing Continuous Service, *provided, however,* that the Board may, in its sole discretion, cause some or all Stock Awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such Stock Awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.

**(c) Corporate Transaction.**

**(i) Stock Awards May Be Assumed.** Except as otherwise stated in the Stock Award Agreement, in the event of a Corporate Transaction, any surviving corporation or acquiring corporation (or the surviving or acquiring corporation's parent company) may assume or continue any or all Stock Awards outstanding under the Plan or may substitute similar stock awards for Stock Awards outstanding under the Plan (including but not limited to, awards to acquire the same consideration paid to the stockholders of the Company pursuant to the Corporate Transaction), and any reacquisition or repurchase rights held by the Company in respect of Common Stock issued pursuant to Stock Awards may be assigned by the Company to the successor of the Company (or the successor's parent company, if any), in connection with such Corporate Transaction. A surviving corporation or acquiring corporation (or its parent) may choose to assume or continue only a portion of a Stock Award or substitute a similar stock award for only a portion of a Stock Award.

**(ii) Stock Awards Not Assumed Held by Current Participants**. Except as otherwise stated in the Stock Award Agreement (including an option and stock award agreement subject to the terms of the Prior Plans, which terms remain applicable as to outstanding options and stock awards thereunder), in the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue any or all outstanding Stock Awards or substitute similar stock awards for such outstanding Stock Awards, then with respect to Stock Awards that have not been assumed, continued or substituted and that are held by Participants whose Continuous Service has not terminated prior to the effective time of the Corporate Transaction (referred to as the "***Current Participants***"), the vesting of such Stock Awards (and, if applicable, the time at which such Stock Awards may be exercised) shall (contingent upon the effectiveness of the Corporate Transaction) be accelerated in full to a date prior to the effective time of such Corporate Transaction as the Board shall determine (or, if the Board shall not determine such a date, to the date that is five business (5) days prior to the effective time of the Corporate Transaction), and such Stock Awards shall terminate if not exercised (if applicable) at or prior to the effective time of the Corporate Transaction, and any reacquisition or repurchase rights held by the Company with respect to such Stock Awards shall lapse (contingent upon the effectiveness of the Corporate Transaction).

**(iii) Stock Awards Not Assumed Held by Persons other than Current Participants**. Except as otherwise stated in the Stock Award Agreement (including an option and stock award agreement subject to the terms of the Prior Plans, which terms remain applicable as to outstanding options and stock awards thereunder), in the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue any or all outstanding Stock Awards or substitute similar stock awards for such outstanding Stock Awards, then with respect to Stock Awards that have not been assumed, continued or substituted and that are held by persons other than Current Participants, the vesting of such Stock Awards (and, if applicable, the time at which such Stock Award may be exercised) shall not be accelerated and such Stock Awards (other than a Stock Award consisting of vested and outstanding shares of Common Stock not subject to the Company's right of repurchase), upon advance written notice by the Company of at least five (5) business days to the holders of such Stock Awards, shall terminate if not exercised (if applicable) prior to the effective time of the Corporate Transaction; *provided, however*, that any reacquisition or repurchase rights held by the Company with respect to such Stock Awards shall not terminate and may continue to be exercised notwithstanding the Corporate Transaction.

**(d) Change in Control.**

**(i) Stock Awards May Be Assumed.** Except as otherwise stated in the Stock Award Agreement, in the event of a Change in Control, any surviving corporation or acquiring corporation (or the surviving or acquiring corporation's parent company) may assume or continue any or all Stock Awards outstanding under the Plan or may substitute similar stock awards for Stock Awards outstanding under the Plan (including but not limited to, awards to acquire the same consideration paid to the stockholders of the Company pursuant to the Change in Control), and any reacquisition or repurchase rights held by the

Company in respect of Common Stock issued pursuant to Stock Awards may be assigned by the Company to the successor of the Company (or the successor's parent company, if any), in connection with such Change in Control. A surviving corporation or acquiring corporation (or its parent) may choose to assume or continue only a portion of a Stock Award or substitute a similar stock award for only a portion of a Stock Award.

**(ii) Stock Awards Not Assumed Held by Current Participants.** Except as otherwise stated in the Stock Award Agreement (including an option and stock award agreement subject to the terms of the Prior Plans, which terms remain applicable as to outstanding options and stock awards thereunder), in the event of a Change in Control in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue any or all outstanding Stock Awards or substitute similar stock awards for such outstanding Stock Awards, then with respect to Stock Awards that have not been assumed, continued or substituted and that are held by Current Participants, the vesting of such Stock Awards (and, if applicable, the time at which such Stock Awards may be exercised) shall (contingent upon the effectiveness of the Change in Control) be accelerated in full to a date prior to the effective time of such Change in Control as the Board shall determine (or, if the Board shall not determine such a date, to the date that is five business (5) days prior to the effective time of the Change in Control), and such Stock Awards shall terminate if not exercised (if applicable) at or prior to the effective time of the Change in Control, and any reacquisition or repurchase rights held by the Company with respect to such Stock Awards shall lapse (contingent upon the effectiveness of the Change in Control).

**(iii) Stock Awards Not Assumed Held by Persons other than Current Participants.** Except as otherwise stated in the Stock Award Agreement (including an option and stock award agreement subject to the terms of the Prior Plans, which terms remain applicable as to outstanding options and stock awards thereunder), in the event of a Change in Control in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue any or all outstanding Stock Awards or substitute similar stock awards for such outstanding Stock Awards, then with respect to Stock Awards that have not been assumed, continued or substituted and that are held by persons other than Current Participants, the vesting of such Stock Awards (and, if applicable, the time at which such Stock Award may be exercised) shall not be accelerated and such Stock Awards (other than a Stock Award consisting of vested and outstanding shares of Common Stock not subject to the Company's right of repurchase), upon advance written notice by the Company of at least five (5) business days to the holders of such Stock Awards, shall terminate if not exercised (if applicable) prior to the effective time of the Change in Control; *provided, however*, that any reacquisition or repurchase rights held by the Company with respect to such Stock Awards shall not terminate and may continue to be exercised notwithstanding the Change in Control.

**(iv) Additional Provisions.** A Stock Award may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control as may be provided in the Stock Award Agreement for such Stock Award or as may be provided in any other written agreement between the Company or any Affiliate and the Participant. A Stock Award may vest as to all or any portion of the shares subject to the Stock Award (i) immediately upon the occurrence of a Change in Control, whether or not such Stock Award is assumed, continued, or substituted by a surviving or acquiring entity in the Change in Control, and/or (ii) in the event a Participant's Continuous Service is terminated, actually or constructively, within a designated period following the occurrence of a Change in Control.

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**10. TERMINATION OR SUSPENSION OF THE PLAN.**

**(a) Plan Term.** Unless sooner terminated by the Board pursuant to Section 2, the Plan shall automatically terminate on the day before the tenth (10th) anniversary of the earlier of (i) the date the Plan is adopted by the Board or a duly authorized Committee, or (ii) the date the Plan is approved by the stockholders of the Company. The Board may suspend the Plan at anytime. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

**(b) No Impairment of Rights.** Suspension or termination of the Plan shall not impair rights and obligations under any Award granted while the Plan is in effect except with the written consent of the affected Participant.

### 11. Effective Date of Plan.

This Plan shall become effective on the Effective Date.

### 12. Choice of Law.

The law of the State of Delaware shall govern all questions concerning the construction, validity and interpretation of this Plan, without regard to that state's conflict of laws rules.

### 13. Definitions.

As used in the Plan, the following definitions shall apply to the capitalized terms indicated below:

**(a)** "***Affiliate***" means, at the time of determination, any "parent" or "subsidiary" as such terms are defined in Rule 405 of the Securities Act. The Board shall have the authority to determine the time or times at which "parent" or "subsidiary" status is determined within the foregoing definition.

**(b)** "***Award***" means a Stock Award or a Performance Cash Award.

**(c)** "***Board***" means the Board of Directors of the Company.

**(d)** "***Capitalization Adjustment***" means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Stock Award after the Effective Date without the receipt of consideration by the Company (through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by the Company. Notwithstanding the foregoing, the conversion of any convertible securities of the Company shall not be treated as a transaction "without receipt of consideration" by the Company.

**(e)** "***Change in Control***" means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

**(i)** any Exchange Act Person becomes the Owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company's then outstanding securities other than by virtue of a merger, consolidation or similar transaction. Notwithstanding the foregoing, a Change in Control shall not be deemed to occur (A) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other Exchange Act Person from the Company in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities or (B) solely because the level of Ownership held by any Exchange Act Person (the "***Subject Person***") exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the Owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities Owned by the Subject Person over the designated percentage threshold, then a Change in Control shall be deemed to occur;

**(ii)** there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not Own, directly or indirectly, either (A) outstanding voting securities representing more than fifty percent (50%) of the combined outstanding voting power of the surviving Entity in such merger, consolidation or similar transaction or (B) more than fifty percent (50%) of the combined outstanding voting power of the parent of the surviving Entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such transaction;

**(iii)** there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an Entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are Owned by stockholders of the Company in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition; or

**(iv)** individuals who, on the date this Plan is adopted by the Board, are members of the Board (the "***Incumbent Board***") cease for any reason to constitute at least a majority of the members of the Board; *provided, however,* that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member shall, for purposes of this Plan, be considered as a member of the Incumbent Board.

For avoidance of doubt, the term Change in Control shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company.

Notwithstanding the foregoing or any other provision of this Plan, the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant shall supersede the foregoing definition with respect to Awards subject to such agreement; *provided, however,* that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition shall apply.

**(f)** "***Code***" means the Internal Revenue Code of 1986, as amended.

**(g)** "***Committee***" means a committee of one (1) or more Directors to whom authority has been delegated by the Board in accordance with Section 2(c).



**(h)** "***Common Stock***" means the common stock of the Company.

**(i)** "***Company***" means NVIDIA Corporation, a Delaware corporation.

**(j)** "***Consultant***" means any person, including an advisor, who is (i) engaged by the Company or an Affiliate to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of an Affiliate and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, shall not cause a Director to be considered a "Consultant" for purposes of the Plan.

**(k)** "***Continuous Service***" means that the Participant's service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Consultant or Director or a change in the entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant's service with the Company or an Affiliate, shall not terminate a Participant's Continuous Service; *provided, however*, if the Entity for which a Participant is rendering services ceases to qualify as an "Affiliate" as determined by the Board in its sole discretion, such Participant's Continuous Service shall be considered to have terminated on the date such Entity ceases to qualify as an Affiliate. To the extent permitted by law, the Board or the chief executive officer of the Company, in that party's sole discretion, may determine whether Continuous Service shall be considered interrupted in the case of: (i) any leave of absence approved by the Board of the chief executive officer of the Company, including sick leave, military leave or any other personal leave; or (ii) transfers between the Company, an Affiliate, or their successors. Notwithstanding the foregoing, and except as otherwise required by applicable law or as otherwise determined by the Committee, a leave of absence shall be treated as Continuous Service for purposes of vesting in a Stock Award only on those days on which the Participant is using Company-paid vacation time and floating holidays and for the first ninety (90) days of leave during which the Participant is not being paid through such vacation time and floating holidays.

**(l)** "***Corporate Transaction***" means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

**(i)** a sale or other disposition of all or substantially all, as determined by the Board in its sole discretion, of the consolidated assets of the Company and its Subsidiaries;

**(ii)** a sale or other disposition of at least ninety percent (90%) of the outstanding securities of the Company;

**(iii)** the consummation of a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

**(iv)** the consummation of a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

**(m)** "***Covered Employee***" shall have the meaning provided in Section 162(m)(3) of the Code and the regulations promulgated thereunder.

**(n)** "***Director***" means a member of the Board.

**(o)** "***Directors' Plan***" means the Company's 1998 Non-Employee Directors' Stock Option Plan.

**(p)** "***Disability***" means, with respect to a Participant, the inability of such Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, as provided in Section 22(e)(3) and 409A(a)(2)(c)(i) of the Code.

**(q)** "***Effective Date***" means the effective date of this Plan document, which is the date of the 2007 Annual Meeting of Stockholders of the Company provided this Plan is approved by the Company's stockholders at such meeting.

**(r)** "***Employee***" means any person employed by the Company or an Affiliate. However, service solely as a Director, or payment of a fee for such services, shall not cause a Director to be considered an "Employee" for purposes of the Plan.

**(s)** "***Entity***" means a corporation, partnership, limited liability company or other entity.

**(t)** "***Exchange Act***" means the Securities Exchange Act of 1934, as amended.

**(u)** "***Exchange Act Person***" means any natural person, Entity or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that "Exchange Act Person" shall not include (i) the Company or any Subsidiary of the Company, (ii) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, (iv) an Entity Owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their Ownership of stock of the Company; or (v) any natural person, Entity or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date as set forth in Section 11, is the Owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company's then outstanding securities.

**(v)** "***Fair Market Value***" means, as of any date, the value of the Common Stock determined as follows:

**(i)** If the Common Stock is listed on any established stock exchange including the Nasdaq Global Select Market or the Nasdaq Global Market, the Fair Market Value of a share of Common Stock shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange (or the exchange with the greatest volume of trading in the Common Stock) on the date of determination, as reported in *The Wall Street Journal* or such other source as the Board deems reliable. Unless otherwise provided by the Board, if there is no closing sales price (or closing bid if no sales were reported) for the Common Stock on the date of determination, then the Fair Market Value shall be the closing selling price (or closing bid if no sales were reported) on the last preceding date for which such quotation exists.

**(ii)** If the Common Stock is listed or traded on the Nasdaq Capital Market, the Fair Market Value of a share of Common Stock shall be the mean between the bid and asked prices for the Common Stock on the date of determination, as reported in *The Wall Street Journal* or such other source as the Board deems reliable. Unless otherwise provided by the Board, if there is no closing sales price (or closing bid if no sales were reported) for the Common Stock on the date of determination, then the Fair Market Value shall be the mean between the bid and asked prices for the Common Stock on the last preceding date for which such quotation exists.

**(iii)** In the absence of such markets for the Common Stock, the Fair Market Value shall be determined by the Board in good faith and in accordance with Section 409A of the Code.

**(w)** "***Incentive Stock Option***" means an Option which qualifies as an "incentive stock option" within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

**(x)** "***Non-Employee Director***" means a Director who either (i) is not a current employee or officer of the Company or an Affiliate, does not receive compensation, either directly or indirectly, from the Company or an Affiliate for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act ("***Regulation S-K***")), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K; or (ii) is otherwise considered a "non-employee director" for purposes of Rule 16b-3.

**(y)** "***Nonstatutory Stock Option***" means an Option that does not qualify as an Incentive Stock Option.

**(z)** "***Officer***" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

**(aa)** "***Option***" means an Incentive Stock Option or a Nonstatutory Stock Option to purchase shares of Common Stock granted pursuant to the Plan.

**(bb)** ***"Option Agreement"*** means a written agreement between the Company and an Optionholder evidencing the terms and conditions of an Option grant. Each Option Agreement shall be subject to the terms and conditions of the Plan.

**(cc)** ***"Optionholder"*** means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

**(dd)** ***"Other Stock Award"*** means an award based in whole or in part by reference to the Common Stock which is granted pursuant to the terms and conditions of Section 6(d).

**(ee)** ***"Other Stock Award Agreement"*** means a written agreement between the Company and a holder of an Other Stock Award evidencing the terms and conditions of an Other Stock Award grant. Each Other Stock Award Agreement shall be subject to the terms and conditions of the Plan.

**(ff)** ***"Outside Director"*** means a Director who either (i) is not a current employee of the Company or an "affiliated corporation" (within the meaning of Treasury Regulations promulgated under Section 162(m) of the Code), is not a former employee of the Company or an "affiliated corporation" who receives compensation for prior services (other than benefits under a tax-qualified retirement plan) during the taxable year, has not been an officer of the Company or an "affiliated corporation," and does not receive remuneration from the Company or an "affiliated corporation," either directly or indirectly, in any capacity other than as a Director, or (ii) is otherwise considered an "outside director" for purposes of Section 162(m) of the Code.

**(gg)** ***"Own," "Owned," "Owner," "Ownership"*** A person or Entity shall be deemed to "Own," to have "Owned," to be the "Owner" of, or to have acquired "Ownership" of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

**(hh)** ***"Participant"*** means a person to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Stock Award.

**(ii)** ***"Performance Cash Award"*** means an award of cash granted pursuant to the terms and conditions of Section 6(d)(ii).

**(jj)** ***"Performance Criteria"*** means the one or more criteria that the Board shall select for purposes of establishing the Performance Goals for a Performance Period. The Performance Criteria that shall be used to establish such Performance Goals may be based on any one of, or combination of, on a U.S. generally accepted accounting standards or non- generally accepted accounting standards basis, the following: (i) earnings per share; (ii) earnings before interest, taxes and depreciation; (iii) earnings before interest, taxes, depreciation and amortization (EBITDA); (iv) total stockholder return; (v) return on equity; (vi) return on assets, investment, or capital employed; (vii) operating margin; (viii) gross margin; (ix) operating income; (x) net income (before or after taxes); (xi) net income (after exclusion of extraordinary items as determined in the discretion of the Board); (xii) net operating income; (xiii) net operating income after tax; (xiv) pre- and after-tax income; (xv) pre-tax profit; (xvi) operating cash flow; (xvii) sales or revenue targets; (xviii) orders and revenue; (xix) increases in revenue or product revenue; (xx) expenses and cost reduction goals; (xxi) improvement in or attainment of expense levels; (xxii) improvement in or attainment of working capital levels; (xxiii) economic value added (or an equivalent metric); (xxiv) market share; (xxv) cash flow; (xxvi) cash flow per share; (xxvii) share price performance; (xxviii) debt reduction; (xxix) implementation or completion of projects or processes; (xxx) customer satisfaction; (xxxi) stockholders' equity; (xxxii) quality measures; and (xxxiii) to the extent that an Award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by the Board. As determined by the Board, any of the Performance Criteria may be absolute as to the Company or relative to a peer group and any of the Performance Criteria may be measured on the corporate level or on a business group or division level. All Performance Criteria may be subject to an adjustment for a one-time accounting charge. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the Stock Award Agreement or the written terms of a Performance Cash Award. The Board shall, in its sole discretion, define the manner of calculating the Performance Criteria it selects to use for such Performance Period.

**(kk)** "***Performance Goals***" means, for a Performance Period, the one or more goals established by the Board for the Performance Period based upon the Performance Criteria. Performance Goals may be based on a Company-wide basis, with respect to one or more business units, divisions, Affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. At the time of the grant of any Award, the Board is authorized to determine whether, when calculating the attainment of Performance Goals for a Performance Period: (i) to exclude restructuring and/or other nonrecurring charges; (ii) to exclude exchange rate effects, as applicable, for non-U.S. dollar denominated net sales and operating earnings; (iii) to exclude the effects of changes to generally accepted accounting standards required by the Financial Accounting Standards Board; (iv) to exclude the effects of any statutory adjustments to corporate tax rates; and (v) to exclude the effects of any "extraordinary items" as determined under generally accepted accounting principles. In addition, the Board retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of Performance Goals.

**(ll)** "***Performance Period***" means the period of time selected by the Board over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to and the payment of a Stock Award or a Performance Cash Award. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Board.

**(mm)** "***Performance Stock Award***" means a Stock Award granted under the terms and conditions of Section 6(d)(i).

**(nn)** "***Plan***" means this NVIDIA Corporation 2007 Equity Incentive Plan.

**(oo)** "***Prior Plans***" means the Company's 1998 Equity Incentive Plan and 2000 Nonstatutory Equity Incentive Plan as in effect immediately prior to the Effective Date.

**(pp)** "***Restricted Stock Award***" means an award of shares of Common Stock which is granted pursuant to the terms and conditions of Section 6(a).

**(qq)** "***Restricted Stock Award Agreement***" means a written agreement between the Company and a holder of a Restricted Stock Award evidencing the terms and conditions of a Restricted Stock Award grant. Each Restricted Stock Award Agreement shall be subject to the terms and conditions of the Plan.

**(rr)** "***Restricted Stock Unit Award***" means a right to receive shares of Common Stock which is granted pursuant to the terms and conditions of Section 6(b).

**(ss)** "***Restricted Stock Unit Award Agreement***" means a written agreement between the Company and a holder of a Restricted Stock Unit Award evidencing the terms and conditions of a Restricted Stock Unit Award grant. Each Restricted Stock Unit Award Agreement shall be subject to the terms and conditions of the Plan.

**(tt)** "***Rule 16b-3***" means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

**(uu)** "***Securities Act***" means the Securities Act of 1933, as amended.

**(vv)** "***Stock Appreciation Right***" means a right to receive the appreciation on Common Stock that is granted pursuant to the terms and conditions of Section 6(c).

**(ww)** "***Stock Appreciation Right Agreement***" means a written agreement between the Company and a holder of a Stock Appreciation Right evidencing the terms and conditions of a Stock Appreciation Right grant. Each Stock Appreciation Right Agreement shall be subject to the terms and conditions of the Plan.

**(xx)** "***Stock Award***" means any right to receive Common Stock granted under the Plan, including an Option, a Restricted Stock Award, a Restricted Stock Unit Award, a Stock Appreciation Right, a Performance Stock Award, or any Other Stock Award.

**(yy)** "***Stock Award Agreement***" means a written agreement between the Company and a Participant evidencing the terms and conditions of a Stock Award grant. Each Stock Award Agreement shall be subject to the terms and conditions of the Plan.

**(zz)** "***Subsidiary***" means, with respect to the Company, (i) any corporation of which more than fifty percent (50%) of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than fifty percent (50%) .

**(aaa)** "***Ten Percent Stockholder***" means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Affiliate.


San Tomas Expressway
B
A
C
D
Building E
NVIDIA.
Scott Boulevard
Walsh Avenue

**Directions to Our Headquarters - Building E**

FROM HIGHWAY 101

Take the San Tomas/Montague Exit
Follow the sign to San Tomas Expressway
Stay on San Tomas for less than a mile to Walsh Avenue
Turn left onto Walsh Avenue
Continue on Walsh Avenue to the stoplight at Scott Boulevard
Turn left onto Scott Boulevard
2800 Scott Boulevard is the first office building on the left
Turn left into 2800 Scott Boulevard

FROM INTERSTATE 280

Take the Saratoga Ave/Saratoga Exit towards Santa Clara
Stay on Saratoga Avenue for about 1 mile
Turn left onto San Tomas Expressway and drive for approximately 3 miles to Walsh Avenue
Turn right onto Walsh Avenue
Continue on Walsh Avenue to the stoplight at Scott Boulevard
Turn left onto Scott Boulevard
2800 Scott Boulevard is the first office building on the left
Turn left into 2800 Scott Boulevard


Proxy

[THIS PAGE INTENTIONALLY LEFT BLANK]

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended January 28, 2007**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**Commission file number: 0-23985**



**nVIDIA.**

# NVIDIA CORPORATION
**(Exact name of registrant as specified in its charter)**

| **Delaware** | **94-3177549** |
|---|---|
| **(State or Other Jurisdiction of Incorporation or Organization)** | **(I.R.S. Employer Identification No.)** |

**2701 San Tomas Expressway**
**Santa Clara, California 95050**
**(408) 486-2000**
**(Address, including zip code, and telephone number, including area code, of principal executive offices)**

**Securities registered pursuant to Section 12(b) of the Act:**

| **Title of each class** | **Name of each exchange on which registered** |
|---|---|
| **Common Stock, $0.001 par value per share** | **The NASDAQ Stock Market, LLC (NASDAQ Global Select Market)** |

**Securities registered pursuant to Section 12(g) of the Act:**
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, indefinitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

☒ Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant as of July 30, 2006 was approximately $7.03 billion (based on the closing sales price of the registrant's common stock as reported by the NASDAQ Global Select Market, on July 30, 2006). Shares of common stock held by each current executive officer and director and by each person who is known by the registrant to own 5% or more of the outstanding common stock have been excluded from this computation in that such persons may be deemed to be affiliates of the registrant. Share ownership information of certain persons known by the registrant to own greater than 5% of the outstanding common stock for purposes of the preceding calculation is based solely on information on Schedule 13G filed with the Commission and is as of July 30, 2006. This determination of affiliate status is not a conclusive determination for other purposes.

The number of shares of common stock outstanding as of March 2, 2007 was 360,038,303.

**DOCUMENTS INCORPORATED BY REFERENCE**

The Registrant has incorporated by reference portions of its Proxy Statement for its 2007 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission by May 28, 2007.

Form 10-K

**NVIDIA CORPORATION**

**TABLE OF CONTENTS**


| | | Page |
|---|---|---|
| | **PART I** | |
| Item 1. | Business | 3 |
| Item 1A. | Risk Factors | 15 |
| Item 1B. | Unresolved Staff Comments | 32 |
| Item 2. | Properties | 32 |
| Item 3. | Legal Proceedings | 33 |
| Item 4. | Submission of Matters to a Vote of Security Holders | 36 |
| | **PART II** | |
| Item 5. | Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities | 37 |
| Item 6. | Selected Financial Data | 40 |
| Item 7. | Management's Discussion and Analysis of Financial Condition and Results of Operations | 41 |
| Item 7A. | Quantitative and Qualitative Disclosures about Market Risk | 63 |
| Item 8. | Consolidated Financial Statements and Supplementary Data | 63 |
| Item 9. | Changes in and Disagreements with Accountants on Accounting and Financial Disclosure | 63 |
| Item 9A. | Controls and Procedures | 64 |
| Item 9B. | Other Information | 64 |
| | **PART III** | |
| Item 10. | Directors, Executive Officers and Corporate Governance | 65 |
| Item 11. | Executive Compensation | 65 |
| Item 12. | Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters | 65 |
| Item 13. | Certain Relationships and Related Transactions, and Director Independence | 66 |
| Item 14. | Principal Accountants Fees and Services | 66 |
| | **PART IV** | |
| Item 15. | Exhibits, Financial Statement Schedules | 67 |
| Signatures | | 113 |

# PART I

## ITEM 1. BUSINESS

### Forward-Looking Statements

*When used in this Annual Report on Form 10-K, the words "believes," "plans," "estimates," "anticipates," "expects," "intends," "allows," "can," "will" and similar expressions are intended to identify forward-looking statements. These statements relate to future periods and include, but are not limited to, statements as to: the features, benefits, capabilities, performance, impact, production and availability of our technologies and products; seasonality; acquisitions and the benefits and results of acquisitions; our strategies and objectives; product cycles; our gross margin; product mix; our inventories; average selling prices; our taxes; growth and factors contributing to growth; anticipated areas of growth; expensing of stock options; the impact of stock-based compensation expense; our critical accounting policies; mix and sources of revenue; anticipated revenue; changes in and reasons for our expenditures; capital expenditures; our cash flow and cash balances; our liquidity; uses of cash; dividends; investments and marketable securities; our stock repurchase program; our results of operations; Microsoft Windows Vista; our competitors' focuses; our competition and our competitive position; our intellectual property; the importance of our strategic relationships; customer demand; reliance on a limited number of customers and suppliers; our internal control over financial reporting; our disclosure controls and procedures; recent accounting pronouncements; our international operations; our ability to attract and retain qualified personnel; our foreign currency risk strategy; compliance with environmental laws and regulations; litigation or regulatory action arising from the review of our stock option grant practices and financial restatements; the Department of Justice subpoena and investigation; litigation, including the class action lawsuits; and the Securities and Exchange Commission inquiry. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, the risks discussed below as well as difficulties associated with conducting international operations; slower than anticipated growth; unanticipated decreases in average selling prices of a particular product; increased sales of lower margin products; difficulty in collecting accounts receivable; our inability to decrease inventory purchase commitments; difficulties in entering new markets; the write-down of the value of inventory; entry of new competitors in our established markets; reduction in demand for our products; market acceptance of our competitors' products; defects in our products; the impact of competitive pricing pressures; disruptions in our relationships with our key suppliers; fluctuations in general economic conditions; failure to achieve design wins; changes in customers' purchasing behaviors; international and political conditions; the concentration of sales of our products to a limited number of customers; decreases in demand for our products; delays in the development of new products by us or our partners; delays in volume production of our products; developments in and expenses related to litigation; our inability to realize the benefits of acquisitions; the outcome of litigation or regulatory actions; and the matters set forth under Item 1A—Risk Factors. These forward-looking statements speak only as of the date hereof. Except as required by law, we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.*

*All references to "NVIDIA," "we," "us," "our" or the "Company" mean NVIDIA Corporation and its subsidiaries, except where it is made clear that the term means only the parent company.*

*NVIDIA, GeForce, SLI, GoForce, NVIDIA Quadro, Quadro, NVIDIA nForce, PureVideo, CUDA, Quadro NVS, Quadro Plex and the NVIDIA logo are our trademarks or registered trademarks in the United States and other countries that are used in this document. We may also refer to trademarks of other corporations and organizations in this document.*

## Overview

*Our Company*

NVIDIA Corporation is the worldwide leader in programmable graphics processor technologies. Our products are designed to enhance the end-user experience on consumer and professional computing devices. We have four major product-line operating segments: the graphics processing units, or GPU Business, media and communications processors, or MCP Business, Handheld GPU Business, and Consumer Electronics Business. Our GPU Business is composed of products that support desktop personal computers, or PCs, notebook PCs, professional workstations and other GPU-based products; our MCP Business is composed of NVIDIA nForce products that operate as a single-chip or chipset that provide system functions, such as high speed storage and network communications, and perform these operations independently from the host central processing unit, or CPU; our Handheld GPU Business is composed of products that support handheld personal digital assistants, or PDAs, cellular phones and other handheld devices; and our Consumer Electronics Business is concentrated in products that support video game consoles and other digital consumer electronics devices. We were incorporated in California in April 1993 and reincorporated in Delaware in April 1998. Our headquarter facilities are in Santa Clara, California. Our Internet address is *www.nvidia.com.*

Original equipment manufacturers, or OEMs, original design manufacturers, or ODMs, add-in-card manufacturers, system builders and consumer electronics companies worldwide utilize NVIDIA processors as a core component of their entertainment and business solutions. Our GPUs are designed to deliver performance and visual quality for PC-based applications such as manufacturing, science, e-business, entertainment and education. Our MCPs perform demanding multimedia processing for secure broadband connectivity, communications and storage. Our handheld GPUs deliver a quality visual experience by accelerating graphics and video applications while implementing design techniques that result in high performance and relatively low power consumption.

## Our Business

*GPU Business*

The combination of our GeForce 6, GeForce 7 and GeForce 8 series of GPUs and our Scalable Link Interface, or SLI, technology and NVIDIA Quadro professional solutions has created a new class of gaming PCs and professional workstations. SLI technology takes advantage of the increased bandwidth of the peripheral component interconnect, or PCI, Express bus architecture to allow up to four NVIDIA GPUs to operate in a single PC or up to two NVIDIA GPUs to operate in a notebook PC or professional workstation. In fiscal 2007, we announced PureVideo High-Definition, or HD technology, a combination of hardware acceleration from an NVIDIA GPU, high definition movie player integration and High-Bandwidth Digital Content Protection or HDCP, feature support, to enable manufacturers and consumers to build PCs that can play High-Definition Digital Video Disc, or HD DVD, or Blu-ray movies. In November 2006, we launched the GeForce 8800, the industry's first GPU to support the new Microsoft DirectX 10 Application Programming Interface, or API. DirectX 10 is a new API for the Microsoft Windows Vista operating system, or Vista, and includes many new features, such as a geometry shader. GeForce 8800 is the first DirectX 10 GPU based on Unified Shader architecture, which can adapt its computation resources to changing vertex and pixel shading workload from scene to scene. We also announced Compute Unified Device Architecture, or CUDA, a new mode of operation on GPUs where the computational power of the GPU can be utilized for computation-intensive applications.

Technology and market leadership in this generation of GPUs continues to be a key element of our corporate strategy. The combination of the programmable Unified Shader GPU with Microsoft Corporation's, or Microsoft's, DirectX 10 high-level shading language is known as DirectX 10 GPUs. Combined with the ability to directly access the GPU via the new Vista applications from Microsoft Office to Web 2.0 applications can now incorporate 3D effects. In fiscal 2007, our strategy was to extend our architectural and technology advantage with our second-generation GPUs to support DirectX 9.0 Shader Model 3.0, the GeForce 7 Series GPUs. By extending our leadership position in the performance segment with the production release of the GeForce 7900 in June 2006, we grew our market share from 79% to 85%, according to the Mercury Research Fourth Quarter 2005 and 2006 PC Graphics Reports, respectively.

The NVIDIA Quadro brand has become the benchmark of performance and compatibility for the professional industry. NVIDIA Quadro is recognized by many as the standard for professional graphics solutions needed to solve many of the world's most complex visual computing challenges in the manufacturing, entertainment, medical, science, and aerospace industries. In fiscal 2007, we introduced NVIDIA Quadro Plex, a new category of visual computing solutions that brings a level of graphics scalability and processing density. In November 2006, we began seeding the industry with our GeForce 8 GPU, enabled with CUDA, a technology and compiler that, for the first time, allows for programmers to write C language applications for GPUs. GeForce 8 and CUDA will enable a new class of high performance computing we call "GPU Computing." With CUDA-enabled GPUs, engineers and scientists will be able to harness programmable GPUs in PCs to solve mathematically-intensive problems that were previously cost prohibitive.

*MCP Business*

The NVIDIA nForce family of products represents our MCPs for Advanced Micro Devices, Inc., or AMD, and Intel Corporation, or Intel,-based desktop, notebook, professional workstations and servers. Our strategy for MCPs aligns with what we anticipate will drive growth in the MCP segment such as multi-core, ever-increasing-speed networking and storage technologies, and integration of complex features such as virtualization, security processing, network processing and more. The In-Stat Trendy Chipset for the x86 Processor Report projects strong growth for PC chipsets through the end of this decade from $7.6 billion in calendar 2006 to over $10 billion in calendar 2009.

In fiscal 2007, we began production shipments of our single-chip motherboard GPUs for AMD-based PCs. We are now the second largest core logic supplier in the world, according to the Mercury Research Fourth Quarter 2006 PC Graphics Report. We are the largest supplier of AMD 64 chipsets with 53% segment share. NVIDIA nForce MCP unit shipments for AMD64-based CPUs increased over 113% calendar year-over-calendar year, based on the Mercury Research Fourth Quarter 2006 PC Processor Forecast Report.

Also during fiscal 2007, we launched our NVIDIA nForce 680i SLI MCP, which was designed for Intel Core 2 Quad and Core 2 Duo-based PCs. The NVIDIA nForce 680i SLI MCP is a motherboard solution with dual Gigabit Ethernet ports and advanced storage features that is targeted at the hard-core enthusiast and provides support for some of the latest technologies, including NVIDIA SLI multi-GPU technology. We also started to design and released production of our own line of enthusiast-class NVIDIA nForce 680i SLI-based motherboards, which are being offered as a turnkey solution for select channel partners. Our "Designed by NVIDIA" program allows NVIDIA partners to bring NVIDIA nForce 680i SLI-based motherboards to market faster than before, and lets consumers know that the motherboard they are purchasing supports all of the hardware and software features that are offered with the NVIDIA nForce 680i SLI MCP.

In fiscal 2007, we completed our acquisition of ULi Electronics, Inc., or ULi, a core logic developer for the PC industry. This acquisition represents our ongoing investment in our platform solution strategy.

*Handheld GPU Business*

Our strategy in our Handheld GPU business is to lead innovation and capitalize on the emergence of the cellular phone as a versatile consumer lifestyle device. Every device in the NVIDIA GoForce product family is designed to provide a high-performance, visually rich multimedia experience on cellular phones and handheld devices. These products deliver an advanced visual experience by accelerating graphics and video applications. NVIDIA GoForce handheld GPUs and application processors implement design techniques, both inside the chips and at the system level, which result in high performance and long battery life. These technologies enhance visual display capabilities, improve connectivity, and minimize chip and system-level power consumption. NVIDIA GoForce products can be found in multimedia cellular phones, PDAs, and other handheld devices.

In March 2006, NVIDIA and Intel announced a collaboration to bring a high-performance 3D gaming and multimedia platform to handheld devices. In addition, in March 2006 we acquired Hybrid Graphics Ltd., or Hybrid Graphics, a developer of embedded 2D and 3D graphics software for handheld devices. In June 2006, we launched our MobileMedia Platform development kit for handheld devices running Windows Mobile 5.0.

In January 2007, we completed our acquisition of PortalPlayer, Inc., or PortalPlayer, a leading supplier of semiconductors, firmware, and software for personal media players, or PMPs, and secondary display-enabled computers. Until recently, our Handheld GPU strategy has been to focus on establishing ourselves in the market as the leader of multimedia technology by leveraging our expertise in graphics, video, and image processing. With PortalPlayer's expertise in building low power application processors for Personal Media Players, or PMPs, we are now focused on delivering Systems-On-A-Chip, or SOCs, that combine our application processors and GPUs. We expect SOCs such as these to power next generation smart multimedia phone and PMP devices.

*Consumer Electronics Business*

Our Consumer Electronics product group is composed of our contractual arrangements with Sony Computer Entertainment, or SCE, to jointly develop a custom GPU for SCE's PlayStation3, sales of our Xbox-related products, revenue from our license agreement with Microsoft relating to the successor product to their initial Xbox gaming console, the Xbox360, and related devices, and digital media processor products. SCE launched sales of its PlayStation 3 computer entertainment system in November 2006. We recognized revenue from the sale of our Xbox-related products to Microsoft for the last time during the second quarter of fiscal 2006.

**Our Products**

We have four major product groups: GPUs, MCPs, Handheld GPUs, and Consumer Electronics. Our products are designed to support current standards as determined by each industry segment and to provide features that enhance the overall operation and compatibility of each platform they support.

***GPUs.*** Our GPU products support desktop PCs, notebook PCs, professional workstations and other GPU-based products. We have three major families of GPUs: GeForce, Go and NVIDIA Quadro.

*GeForce.* The GeForce family represents our desktop GPUs and includes the GeForce 8, GeForce7, GeForce 6, and GeForce FX families. During the first quarter of fiscal 2007, we shipped eight new GeForce 7 series GPUs for desktop and notebook PCs, expanding our offering of products in the GeForce 7 GPU family. Also during the first quarter of fiscal 2007, we shipped our first Quad SLI system for desktop PCs, enabling the use of four GPUs per system. During the second quarter of fiscal 2007, we shipped the GeForce 7950 GX2, which provides the resolution of cinematic film and brought the 16:9 panoramic experience of cinema to gaming. We also announced PureVideo HD technology, a combination of hardware acceleration from an NVIDIA GPU, high definition movie player integration and HDCP feature support, to enable manufacturers and consumers to build PCs that can play HD DVD or Blu-ray movies. In the fourth quarter of fiscal 2007, we introduced our flagship GPU series, the GeForce 8800. The GeForce 8800 is the industry's first unified shader GPU to support the new Microsoft DirectX 10 API. The GeForce 8800 unified shader architecture can adapt its computation resources to changing vertex and pixel shading workload from scene to scene, which enables programmers to create more complex effects and imagery while simplifying the actual programming code. Our GeForce 7 GPU family, which is based on the prior Microsoft DirectX 9.0 API, continues to deliver high price-per-performance from the mainstream to enthusiast segments both in desktop and notebook PCs. We maintained our leading share in the desktop standalone GPU segment throughout fiscal 2007.

*GeForce Go and NVIDIA Quadro Go.* The GeForce Go and NVIDIA Quadro Go families represent our notebook GPUs and include the GeForce 7 Go, GeForce 6 Go, and NVIDIA QuadroFX Go GPUs. These GPUs are designed to deliver desktop graphics performance and features for multiple notebook configurations from desktop replacements, multimedia notebooks and thin-and-lights to notebook workstations. The GeForce Go products are designed to serve the needs of both professional and consumer users. The NVIDIA Quadro Go products are designed to serve the needs of workstation professionals in the area of product design and digital content creation. In fiscal 2007, we introduced a complete family of notebook GPUs, the GeForce Go 7900, 7800, 7600 and 7400 families, all based on our second generation Shader Model 3.0 architecture and designed to deliver 3D, HD home theatre-quality video and power management to the notebook segment. In March 2006, we shipped the GeForce Go 7900 and GeForce 7800 GTX notebook products that feature SLI technology for notebook PCs. In early fiscal 2007, we launched our first notebook GPU, the NVIDIA Quadro NVS, targeted specifically for business use. NVIDIA Quadro NVS graphics solutions provide business customers with notebooks that are designed to be easy to deploy and maintain while minimizing total cost of ownership. We also launched the NVIDIA Quadro FX 3500M, a mobile workstation graphic solution for computer aided design, or CAD, Digital Content Creation, and Scientific Visualization. For the first time in our history, we captured the number one position in the notebook standalone GPU segment during the second half of fiscal 2007, according to the Mercury Research Second Quarter 2006 PC Graphics Report.

*NVIDIA Quadro.* The NVIDIA Quadro branded products are professional workstation solutions that are available for high-end, mid-range, entry-level and multi-display product lines. The NVIDIA Quadro family, which consists of the NVIDIA Quadro Plex VCS, NVIDIA Quadro FX, NVIDIA Quadro4 and the NVIDIA Quadro NVS professional workstation processors, is designed to meet the needs of a number of workstation applications such as industrial product design, digital content creation, non-linear video editing, scientific and medical visualization, general purpose business and financial trading. NVIDIA Quadro products are fully certified by several software developers for professional workstation applications and are designed to deliver the graphics performance and precision required by professional applications. In August 2006, we introduced the NVIDIA Quadro Plex 1000, the world's first dedicated Visual Computing System, or VCS. The NVIDIA Quadro Plex 1000 offers scalability in a desktop or dense three unit rackmount configuration for professional applications such as those powering multiple streams of 4K high-definition video, 3D styling and design, scientific and medical visualization, oil and gas exploration, or visual simulation and training.

***MCPs.*** Our MCP product family, known as NVIDIA nForce, supports desktop PCs, notebook PCs, professional workstations and servers.

*NVIDIA nForce.* The NVIDIA nForce family represents our MCPs for AMD and Intel-based desktop PCs, notebook PCs, professional workstations and servers and includes the NVIDIA nForce4, NVIDIA nForce Professional, NVIDIA nForce 500 series for AMD and Intel, NVIDIA nForce 600 series for AMD and Intel, and GeForce 6100 Series GPUs and nForce 400 Series MCP motherboard solutions. We define an MCP as a single-chip or chipset that provides system functions, such as high speed storage and network communications, and performs these operations independently from the host CPU. In fiscal 2006, we introduced the GeForce 6100 Series GPU and NVIDIA nForce 400 Series MCP. We offer the industry's first integrated core logic to feature DirectX 9.0 and Shader Model 3.0 technology. In January 2006, we launched two new MCPs for the Intel platform, the NVIDIA nForce4 SLI XE and NVIDIA nForce4 Ultra, both of which provide the system-builder and do-it-yourself communities with lower cost discrete motherboard solutions for Intel PC platforms. In fiscal 2007, we began production shipments of our single-chip motherboard GPUs for AMD-based PCs. In March 2006, we shipped our first integrated graphics processor, or IGP, core-logic solution for AMD-based notebook PCs, the GeForce Go 6100 GPU and NVIDIA nForce Go 430 MCP. This core logic solution provides hardware accelerated H.264 high-definition video playback. In May 2006, we shipped our NVIDIA nForce 590 SLI, a motherboard solution for x86 PC platforms. SLI can utilize the power of up to one, two, or even four NVIDIA GeForce GPUs for HD gaming. In November 2006, we launched the NVIDIA nForce 680 SLI MCP, which is designed specifically for Intel Core 2 Quad and Core 2 Duo processors.

***Handheld GPUs.*** Our Handheld GPU product family, known as GoForce, supports handheld PDAs and multimedia cellular phones.

*GoForce.* The GoForce family represents our handheld GPUs for a wide range of multimedia cellular phones and handheld devices. The GoForce 2100 and 2150 are two of the first handheld GPUs to offer hardware acceleration engines for 2D graphics to manufacturers that support liquid crystal display, or LCD, screen resolutions up to 320 x 240 pixels. The GoForce 3000 and 4000 offer a host of features for cellular phones and PDAs, including support for up to 3-megapixel image capture, accelerated graphics for gaming, and motion Joint Photographic Experts Group, or JPEG, capture and playback. Our GoForce 3D 4000, 4500 and 4800 handheld GPUs are the first to provide programmable 3D shaders, along with multi-megapixel still image and video processing in a single-chip package. Using dedicated hardware accelerator engines, the GoForce family delivers multimedia applications and drives high-resolution displays, while extending handheld battery life through a variety of power management techniques. In the third quarter of fiscal 2007, Motorola Inc., or Motorola, and Sony Ericsson Mobile Communications AB, or Sony Ericsson, launched Third Generation, or 3G, models of their RAZR and Walkman portable phones, respectively, that are both powered by our GoForce GPUs. Our GoForce handheld GPUs are now shipping in the Motorola 3G RAZR V3X, SLVR L6i, SLVR L7i, MOTORAZR Maxx, and Sony Ericsson Walkman phones. Our newest handheld GPU, the NVIDIA GoForce 5500 GPU, has been designed into Digital Video Broadcast—Handheld, or DVB-H, phones in North America, Europe, and Integrated Services Digital Broadcasting—Terrestrial, or ISDB-T, in Japan.

In February 2007, we unveiled our strategy to target the applications processor market in order to meet the growing multimedia demands of today's mobile phone user by announcing the availability of the NVIDIA GoForce 6100. The NVIDIA GoForce 6100, our first application processor, is a low power consumption multimedia solution that supports computationally intensive multimedia codecs as well as a high quality audio subsystem, integrated WiFi, USB 2.0 and more.

***Consumer Electronics.*** Our Consumer Electronics product group is concentrated in products that support video game consoles and other digital consumer electronics devices.

*Playstation3.* In April 2005, we finalized our initial agreement with SCE to jointly develop a custom GPU for SCE's PlayStation3. SCE launched sales of the PlayStation 3 computer entertainment system in November 2006. We record license and development revenue from our initial agreement with SCE, as well as from certain additional agreements with them. In addition, in fiscal 2007, we began to record royalty revenue from SCE based on per unit sales of the PlayStation 3.

*Xbox.* Our Xbox platform processor supported Microsoft's initial Xbox video game console. The Xbox platform processor featured dual-processing architecture, which included our GPU designed specifically for the Xbox, or XGPU, and our MCP to power the Xbox's graphics, audio and networking capabilities. We also have a license agreement with Microsoft relating to the successor product to their initial Xbox gaming console, the Xbox360, and related devices. We recognized revenue from the sale of our Xbox-related products to Microsoft for the last time during the second quarter of fiscal 2006.

## Our Strategy

We design our GPUs, MCPs and handheld GPUs to enable our PC OEMs, ODMs, system builders, motherboard and add-in board manufacturers, and cellular phone and consumer electronics OEMs, to build products that deliver state-of-the-art features, performance, compatibility and power efficiency while maintaining competitive pricing and profitability. We believe that by developing 3D graphics, HD video and media communications solutions that provide superior performance and address the key requirements of each of the product segments we serve, we will accelerate the adoption of HD digital media platforms and devices throughout these segments. We combine scalable architectural technology with mass market economies-of-scale to deliver a complete family of products that spans professional workstations, to consumer PCs, to multimedia-rich cellular phones.

Our objective is to be the leading supplier of performance GPUs, MCPs and handheld GPUs and application processors. Our current focus is on the desktop PC, professional workstation, notebook PC, application processor, server, multimedia-rich cellular phone and video game console product lines, and we plan to expand into other product lines. Our strategy to achieve this objective includes the following key elements:

*Build Award-Winning, Architecturally-Compatible 3D Graphics, HD Video, Media Communications and Ultra-Low Power Product Families for the PC, Handheld and Digital Entertainment Platforms.* Our strategy is to achieve market segment leadership in these platforms by providing award-winning performance at every price point. By developing 3D graphics, HD video and media communications solutions that provide superior performance and address the key requirements of these platforms, we believe that we will accelerate the adoption of 3D graphics and rich digital media.

*Target Leading OEMs, ODMs and System Builders.* Our strategy is to enable our leading PC, handheld and consumer electronics OEMs, ODMs and major system builder customers to differentiate their products in a highly competitive marketplace by using our digital media processors. We believe that design wins with these industry leaders provide market validation of our products, increase brand awareness and enhance our ability to penetrate additional leading customer accounts. In addition, we believe that close relationships with OEMs and ODMs will allow us to better anticipate and address customer needs with future generations of our products.

*Sustain Technology and Product Leadership in 3D Graphics and HD Video, and Media Communications and Ultra-Low Power.* We are focused on using our advanced engineering capabilities to accelerate the quality and performance of 3D graphics, HD video, media communications and ultra-low power processing in PCs and handheld devices. A fundamental aspect of our strategy is to actively recruit the best 3D graphics and HD video, networking and communications engineers in the industry, and we believe that we have assembled an exceptionally experienced and talented engineering team. Our research and development strategy is to focus on concurrently developing multiple generations of GPUs, MCPs and handheld GPUs using independent design teams. As we have in the past, we intend to use this strategy to achieve new levels of graphics, networking and communications features and performance and ultra-low power designs, enabling our customers to achieve superior performance in their products.

*Increase Market Share.* We believe that substantial market share will be important to achieving success. We intend to achieve a leading share of the market in areas in which we don't have a leading market share by devoting substantial resources to building families of products for a wide range of applications that offer significant improvement in performance over existing products.

*Use Our Expertise in Digital Multimedia.* We believe the synergy created by the combination of 3D graphics, HD video and the Internet will fundamentally change the way people work, learn, communicate and play. We believe that our expertise in HD graphics and system architecture positions us to help drive this transformation. We are using our expertise in the processing and transmission of high-bandwidth digital media to develop products designed to address the requirements of high-bandwidth concurrent multimedia.

*Use Our Intellectual Property and Resources to Enter into License and Development Contracts.* In fiscal 2006, we entered into license arrangements that require significant customization of our intellectual property components and we anticipate that we will enter into additional agreements during fiscal 2008. For license arrangements that require significant customization of our intellectual property components, we generally recognize this license revenue using the percentage-of-completion method of accounting over the period that services are performed. For example, in April 2005, we finalized our definitive agreement with SCE to jointly develop a custom GPU for SCE's PlayStation3. Our collaboration with SCE includes license fees and royalties for the PlayStation3 and all derivatives, including next-generation digital consumer electronics devices. In addition, we are licensing software development tools for creating shaders and advanced graphics capabilities to SCE.

**Sales and Marketing**

Our worldwide sales and marketing strategy is a key part of our objective to become the leading supplier of performance GPUs, MCPs, and handheld GPUs for PCs, handheld devices and consumer electronics platforms. Our sales and marketing teams work closely with each industry's respective OEMs, ODMs, system integrators, motherboard manufacturers, add-in board manufacturers and industry trendsetters, collectively our Channel, to define product features, performance, price and timing of new products. Members of our sales team have a high level of technical expertise and product and industry knowledge to support the competitive and complex design win process. We also employ a highly skilled team of application engineers to assist the Channel in designing, testing and qualifying system designs that incorporate our products. We believe that the depth and quality of our design support are key to improving the Channel's time-to-market, maintaining a high level of customer satisfaction within the Channel and fostering relationships that encourage customers to use the next generation of our products.

In the GPU and MCP segments we serve, the sales process involves achieving key design wins with leading OEMs and major system integrators and supporting the product design into high volume production with key ODMs, motherboard manufacturers and add-in board manufacturers. These design wins in turn influence the retail and system integrator channel that is serviced by add-in board and motherboard manufacturers. Our distribution strategy is to work with a number of leading independent contract equipment manufacturers, or CEMs, ODMs, motherboard manufacturers, add-in board manufacturers and distributors each of which has relationships with a broad range of major OEMs and/or strong brand name recognition in the retail channel. In the handheld GPU segments we serve, the sales process primarily involves achieving key design wins directly with the leading handheld OEMs and supporting the product design into high-volume production. Currently, we sell a significant portion of our digital media processors directly to distributors, CEMs, ODMs, motherboard manufacturers and add-in board manufacturers, which then sell boards and systems with our products to leading OEMs, retail outlets and to a large number of system integrators. Although a small number of our customers represent the majority of our revenue, their end customers include a large number of OEMs and system integrators throughout the world.

As a result of our channel strategy, our sales are focused on a small number of customers. Sales to Asustek Computer Inc., or Asustek, a CEM, accounted for 12% of our total revenue for fiscal 2007.

To encourage software title developers and publishers to develop games optimized for platforms utilizing our products, we seek to establish and maintain strong relationships in the software development community. Engineering and marketing personnel interact with and visit key software developers to promote and discuss our products, as well as to ascertain product requirements and solve technical problems. Our developer program makes products available to developers prior to volume availability in order to encourage the development of software titles that are optimized for our products.

**Backlog**

Our sales are primarily made pursuant to standard purchase orders. The quantity of products purchased by our customers as well as shipment schedules are subject to revisions that reflect changes in both the customers' requirements and in manufacturing availability. The semiconductor industry is characterized by short lead time orders and quick delivery schedules. In light of industry practice and experience, we believe that only a small portion of our backlog is non-cancelable and that the dollar amount associated with the non-cancelable portion is not significant. We do not believe that a backlog as of any particular date is indicative of future results.

## Seasonality

Our industry is largely focused on the consumer products market. Due to the seasonality in this market, we typically expect to see stronger revenue performance in the second half of the calendar year related to the back-to-school and holiday seasons.

## Manufacturing

We do not directly manufacture semiconductor wafers used for our products. Instead we utilize what is known as a fabless manufacturing strategy for all product-line operating segments whereby we employ world-class suppliers for all phases of the manufacturing process, including wafer fabrication, assembly, testing and packaging. This strategy uses the expertise of industry-leading suppliers that are certified by the International Organization for Standardization, or ISO, in such areas as fabrication, assembly, quality control and assurance, reliability and testing.. In addition, this strategy allows us to avoid many of the significant costs and risks associated with owning and operating manufacturing operations. Our suppliers are also responsible for procurement of most of the raw materials used in the production of our products. As a result, we can focus our resources on product design, additional quality assurance, marketing and customer support.

We utilize industry-leading suppliers, such as Chartered Semiconductor Manufacturing, or Chartered, Semiconductor Manufacturing International Corporation, or SMIC, Taiwan Semiconductor Manufacturing Corporation, or TSMC, United Microelectronics Corporation, or UMC, and American MicroSemiconductor, or AMS, to produce our semiconductor wafers. We then utilize independent subcontractors, such as Advanced Semiconductor Engineering, or ASE, Amkor Technology, or Amkor, King Yuan Electronics Co., LTD, or KYEC, Siliconware Precision Industries Company Ltd., or SPIL, and STATS ChipPAC Incorporated, or ChipPAC, to perform assembly, testing and packaging of most of our products.

We typically receive semiconductor products from our subcontractors, perform incoming quality assurance and then ship the semiconductors to CEMs, distributors, motherboard and add-in board manufacturer customers from our third-party warehouse in Hong Kong. Generally, these manufacturers assemble and test the boards based on our design kit and test specifications, and then ship the products to retailers, system integrators or OEMs as motherboard and add-in board solutions.

## Inventory and Working Capital

Our management focuses considerable attention on managing our inventories and other working-capital-related items. We manage inventories by communicating with our customers and then using our industry experience to forecast demand on a product-by-product basis. We then place manufacturing orders for our products that are based on this forecasted demand. The quantity of products actually purchased by our customers as well as shipment schedules are subject to revisions that reflect changes in both the customers' requirements and in manufacturing availability. We generally maintain substantial inventories of our products because the semiconductor industry is characterized by short lead time orders and quick delivery schedules.

## Research and Development

We believe that the continued introduction of new and enhanced products designed to deliver leading 3D graphics, HD video, audio, ultra-low power communications, storage, and secure networking performance and features is essential to our future success. Our research and development strategy is to focus on concurrently developing multiple generations of GPUs, MCPs and Handheld GPUs application processors using independent design teams. Our research and development efforts are performed within specialized groups consisting of software engineering, hardware engineering, very large scale integration design engineering, process engineering, architecture and algorithms. These groups act as a pipeline designed to allow the efficient simultaneous development of multiple generations of products.

A critical component of our product development effort is our partnerships with leaders in the CAD industry. We invest significant resources in the development of relationships with industry leaders, including Cadence Design Systems, Inc., and Synopsys, Inc., often assisting these companies in the product definition of their new products. We believe that forming these relationships and utilizing next-generation development tools to design, simulate and verify our products will help us remain at the forefront of the 3D graphics market and develop products that utilize leading-edge technology on a rapid basis. We believe this approach assists us in meeting the new design schedules of PC OEM and other manufacturers.

We substantially increased our engineering and technical resources in fiscal 2007, and have 2,668 full-time employees engaged in research and development as of January 28, 2007, compared to 1,654 employees as of January 29, 2006. The majority of the research and development employees added during fiscal 2007 are located in international locations, including India, China, Taiwan and various locations in Europe. During fiscal years 2007, 2006 and 2005, we incurred research and development expenditures of $553.5 million, $357.1 million and $348.2 million, respectively. Research and development expenses for fiscal 2007 included $70.1 million related to non-cash stock-based compensation, net of associated payroll taxes, which we began to record in fiscal 2007 as a result of our adoption of Statement of Financial Accounting Standards No. 123(R), or SFAS No. 123(R), *Share-Based Payment.*

## Competition

The market for GPUs, MCPs and handheld GPUs application processors is intensely competitive and is characterized by rapid technological change, evolving industry standards and declining average selling prices. We believe that the principal competitive factors in this market are performance, breadth of product offerings, access to customers and distribution channels, backward-forward software support, conformity to industry standard APIs manufacturing capabilities, price of processors and total system costs of add-in boards or motherboards. We believe that our ability to remain competitive will depend on how well we are able to anticipate the features and functions that customers will demand and whether we are able to deliver consistent volumes of our products at acceptable levels of quality. We expect competition to increase both from existing competitors and new market entrants with products that may be less costly than ours, or may provide better performance or additional features not provided by our products. In addition, it is possible that new competitors or alliances among competitors could emerge and acquire significant market share.

An additional significant source of competition is from companies that provide or intend to provide GPU, MCP, and Handheld GPU solutions. Some of our competitors may have greater marketing, financial, distribution and manufacturing resources than we do and may be more able to adapt to customer or technological changes. Our current competitors include the following:

- suppliers of discrete MCPs that incorporate a combination of networking, audio, communications and input/output, or I/O, functionality as part of their existing solutions, such as AMD, as a result of its acquisition of ATI Technologies, Inc., or ATI, Broadcom Corporation, or Broadcom, Silicon Integrated Systems, Inc., or SIS, and VIA Technologies, Inc., or VIA, and Intel;
- suppliers of GPUs, including MCPs that incorporate 3D graphics functionality as part of their existing solutions, such as AMD, Intel, Matrox Electronics Systems Ltd., XGI Technology, Inc., SIS, and VIA;
- suppliers of GPUs or GPU intellectual property for handheld and embedded devices that incorporate advanced graphics functionality as part of their existing solutions, such as AMD, Broadcom, Fujitsu Limited, Imagination Technologies Ltd., ARM Holdings plc, Marvell Technology Group Ltd, or Marvell, NEC Corporation, Qualcomm Incorporated, Renesas Technology, Seiko-Epson, Texas Instruments Incorporated, and Toshiba America, Inc.; and
- suppliers of application processors for handheld and embedded devices that incorporate multimedia processing as part of their existing solutions such as Broadcom, Texas Instruments Inc., Qualcomm Incorporated, Marvell, Freescale Semiconductor Inc., Samsung and ST Microelectronics.

We expect substantial competition from Intel's publicized focus on moving to selling platform solutions dominated by Intel products, such as when Intel achieved success with its Centrino platform solution. In addition to its current Centrino notebook platform initiative, and its announced upcoming desktop initiative branded as VIIV, we expect that Intel is now focused on developing and selling platform solutions for all segments including professional workstations and servers. AMD has also begun to focus on selling platform solutions. If Intel and AMD continue to pursue these initiatives, we may not be able to successfully compete in these segments.

If and to the extent we offer products outside of the consumer and enterprise PC, notebook, workstation, PDA, cellular phone, and video game console markets, we may face competition from some of our existing competitors as well as from companies with which we currently do not compete. We cannot accurately predict if we will compete successfully in any new markets we may enter. If we are unable to compete in our current and any new markets, our financial results will suffer.



### Patents and Proprietary Rights

We rely primarily on a combination of patents, trademarks, trade secrets, employee and third-party nondisclosure agreements and licensing arrangements to protect our intellectual property in the United States and internationally. Our issued patents have expiration dates from September 4, 2007 to December 8, 2024. We have numerous patents issued and pending in the United States and in foreign countries. Our patents and pending patent applications primarily relate to technology used by us in connection with our products. We also rely on international treaties and organizations and foreign laws to protect our intellectual property. We continuously assess whether and where to seek formal protection for particular innovations and technologies based on such factors as: the commercial significance of our operations and our competitors' operations in particular countries and regions; the location in which our products are manufactured; our strategic technology or product directions in different countries; and the degree to which intellectual property laws exist and are meaningfully enforced in different jurisdictions.

Our pending patent applications and any future applications may not be approved. In addition, any issued patents may not provide us with competitive advantages or may be challenged by third parties. The enforcement of patents by others may harm our ability to conduct our business. Others may independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property. Our failure to effectively protect our intellectual property could harm our business. We have licensed technology from third parties for incorporation in some of our products and for defensive reasons, and expect to continue to enter into such license agreements. These licenses may result in royalty payments to third parties, the cross licensing of technology by us or payment of other consideration. If these arrangements are not concluded on commercially reasonable terms, our business could suffer.

### Employees

As of January 28, 2007 we had 4,083 employees, 2,668 of whom were engaged in research and development and 1,415 of whom were engaged in sales, marketing, operations and administrative positions. None of our employees are covered by collective bargaining agreements, and we believe our relationships with our employees are good.

### Financial Information by Business Segment and Geographic Data

Our Chief Executive Officer, who is considered to be our chief operating decision maker, or CODM, reviews financial information presented on an operating segment basis for purposes of making operating decisions and assessing financial performance. During the first quarter of fiscal 2006, we reorganized our operating segments to bring all major product groups in line with our strategy to position ourselves as the worldwide leader in programmable graphics processor technologies. We report financial information for four product-line operating segments to our CODM: the GPU Business is composed of products that support desktop PCs, notebook PCs, professional workstations and other GPU-based products; the MCP Business is composed of NVIDIA nForce products that operate as a single-chip or chipset that provide system functions, such as high speed storage and network communications, and perform these operations independently from the host CPU; our Handheld GPU Business is composed of products that support handheld PDAs, cellular phones and other handheld devices; and our Consumer Electronics Business is concentrated in products that support video game consoles and other digital consumer electronics devices and is composed of revenue from our contractual arrangements with SCE to jointly develop a custom GPU for SCE's PlayStation3, revenue from sales of our Xbox-related products, revenue from our license agreement with Microsoft relating to the successor product to their initial Xbox gaming console, the Xbox360, and related devices, and digital media processor products. In addition to these operating segments, we have the "All Other" category that includes human resources, legal, finance, general administration and corporate marketing expenses, which total $242.3 million, $131.6 million and $118.0 million for fiscal years 2007, 2006 and 2005, respectively, that we do not allocate to our other operating segments. "All Other" also includes the results of operations of other miscellaneous operating segments that are neither individually reportable, nor aggregated with another operating segment. Revenue in the "All Other" category is primarily derived from sales of memory. Certain prior period amounts have been restated to conform to the presentation of our current fiscal quarter.

Our CODM does not review any information regarding total assets on an operating segment basis. Operating segments do not record intersegment revenue, and, accordingly, there is none to be reported. The accounting policies for segment reporting are the same as for NVIDIA as a whole. The information included in Note 14 of the Notes to Consolidated Financial Statements is hereby incorporated by reference.

### Executive Officers of the Registrant

The following sets forth certain information regarding our executive officers, their ages and their positions as of January 28, 2007:

| Name | Age | Position |
|---|---|---|
| Jen-Hsun Huang | 43 | President, Chief Executive Officer and Director |
| Marvin D. Burkett | 64 | Chief Financial Officer |
| Ajay K. Puri | 52 | Senior Vice President, Worldwide Sales |
| David M. Shannon | 51 | Senior Vice President, General Counsel and Secretary |

*Jen-Hsun Huang* co-founded NVIDIA in April 1993 and has served as its President, Chief Executive Officer and a member of the Board of Directors since its inception. From 1985 to 1993, Mr. Huang was employed at LSI Logic Corporation, a computer chip manufacturer, where he held a variety of positions, most recently as Director of Coreware, the business unit responsible for LSI's "system-on-a-chip" strategy. From 1983 to 1985, Mr. Huang was a microprocessor designer for Advanced Micro Devices, Inc. a semiconductor company. Mr. Huang holds a B.S.E.E. degree from Oregon State University and an M.S.E.E. degree from Stanford University.

*Marvin D. Burkett* joined NVIDIA as Chief Financial Officer in September 2002. From February 2000 until joining NVIDIA, Mr. Burkett was a financial consultant and served as Chief Financial Officer of Arcot Systems, a security software company. From 1998 to 1999, Mr. Burkett was the Executive Vice President and Chief Financial Officer of Packard Bell NEC. Mr. Burkett also previously spent 26 years at Advanced Micro Devices, Inc. where he held a variety of positions including Chief Financial Officer, Senior Vice President and Corporate Controller. Mr. Burkett holds B.S. and M.B.A. degrees from the University of Arizona.

*Ajay K. Puri* joined NVIDIA in December 2005 as Senior Vice President, Worldwide Sales. Prior to NVIDIA, he held positions in sales, marketing, and general management over a 22-year career at Sun Microsystems, Inc. Mr. Puri previously held marketing, management consulting, and product development positions at Hewlett-Packard Company, Booz Allen Hamilton Inc., and Texas Instruments Incorporated. Mr. Puri holds an M.B.A. degree from Harvard University, an M.S.E.E. degree from the California Institute of Technology and a B.S.E.E. degree from the University of Minnesota.

*David M. Shannon* joined NVIDIA in August 2002 as Vice President and General Counsel. Mr. Shannon became Secretary of NVIDIA in April 2005 and a Senior Vice President in December 2005. From 1993 to 2002, Mr. Shannon held various counsel positions at Intel, including the most recent position of Vice President and Assistant General Counsel. Mr. Shannon also practiced for eight years in the law firm of Gibson Dunn and Crutcher, focusing on complex commercial and high-technology related litigation. Mr. Shannon holds B.A. and J.D. degrees from Pepperdine University.



### Available Information

Our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934, or the Exchange Act, are available free of charge on or through our Internet web site, http://www.nvidia.com, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission, or the SEC. Our web site and the information contained therein as connected thereto is not intended to be incorporated into this Annual Report on Form 10-K.

## ITEM 1A. RISK FACTORS

In evaluating NVIDIA and our business, the following factors should be considered in addition to the other information in this Annual Report on Form 10-K. Before you buy our common stock, you should know that making such an investment involved some risks including, but not limited to, the risks described below. Additionally, any one of the following risks could seriously harm our business, financial condition and results of operations, which could cause our stock price to decline. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

### Risks Related to Our Operations

***The matters relating to the Audit Committee of the Board of Directors, or the Board, review of our historical stock option granting practices and the restatement of our consolidated financial statements have resulted in litigation, which could harm our financial results.***

On August 10, 2006, NVIDIA announced that the Audit Committee of the Board, with the assistance of outside legal counsel, was conducting a review of our stock option practices covering the time from NVIDIA's initial public offering in 1999, our fiscal year 2000, through June 2006. The Audit Committee reached the conclusion that incorrect measurement dates were used for financial accounting purposes for stock option grants in certain prior periods. As a result, NVIDIA recorded additional non-cash stock-based compensation expense, and related tax effects, related to stock option grants.

The Audit Committee's review of NVIDIA's stock option practices identified a number of occasions on which the measurement date used for financial accounting and reporting purposes for stock options granted to certain of our employees was different from the actual grant date. To correct these accounting errors, we amended our Annual Report on Form 10-K for the year ended January 29, 2006 and our Quarterly Report on Form 10-Q for the three months ended April 30, 2006, to restate the consolidated financial statements contained in those reports.

This review of our historical stock option granting practices required us to incur substantial expenses for legal, accounting, tax and other professional services, diverted our management's attention from our business, and in the future could adversely affect our business, financial condition, results of operations and cash flows.

Our historical stock option granting practices and the restatement of our prior financial statements have exposed us to greater risks associated with litigation and regulatory proceedings. Ten derivative complaints have been filed in state and federal court pertaining to allegations relating to stock option grants. We cannot assure you that these or future similar complaints, or any future litigation or regulatory action will result in the same conclusions reached by the Audit Committee. The conduct and resolution of these matters will be time consuming, expensive and could distract our management's attention from the conduct of our business which could negatively impact our business.

We voluntarily contacted the SEC regarding the Audit Committee's review and, as of the date of the filing of this Form 10-K, the SEC is continuing the inquiry of our historical stock option grant practices it began in late August 2006. In October 2006, we met with the SEC and provided it with a review of the status of the Audit Committee's review and in November 2006 we voluntarily provided the SEC with further documents. We plan to continue to cooperate with the SEC in its inquiry.

While we believe that we have made appropriate judgments in concluding the correct measurement dates for option grants, the SEC may disagree with the manner in which we have accounted for and reported, or not reported, the financial impact of past option grant measurement date errors, and there is a risk that its inquiry could lead to circumstances in which we may have to further restate our prior financial statements, amend prior filings made with the SEC, or otherwise take other actions not currently contemplated. Any such circumstance could also lead to future delays in filing our SEC reports. Furthermore, if we are subject to adverse findings in any of these matters, we could be required to pay damages or penalties or have other remedies imposed upon us which could harm our business, financial condition, results of operations and cash flows.

***Because our gross margin for any period depends on a number of factors, our failure to forecast any change in such factors could adversely affect our gross margin.***

We continue to pursue improved gross margin. Our gross margin for any period depends on a number of factors, such as:

- the mix of our products sold;
- average selling prices;
- introduction of new products;
- sales discounts;
- unexpected pricing actions by our competitors;
- the cost of product components; and
- the yield of wafers produced by the foundries that manufacture our products.

If we incorrectly forecast the impact of any of the aforementioned factors on our business, we may be unable to take action in time to counteract any negative impact on our gross margin. In addition, if we are unable to meet our gross margin target for any period or the target set by analysts, the trading price of our common stock may decline.

***We are dependent on key personnel and the loss of these employees could negatively impact our business.***

Our performance is substantially dependent on the performance of our executive officers and key employees. None of our executive officers or employees is bound by an employment agreement, meaning our relationships with our executive officers and employees are at will. We do not have "key person" life insurance policies on any of our employees. The loss of the services of any of our executive officers, technical personnel or other key employees, particularly Jen-Hsun Huang, our President and Chief Executive Officer, would harm our business. Our success will depend on our ability to identify, hire, train and retain highly qualified technical and managerial personnel. Our failure to attract and retain the necessary technical and managerial personnel would harm our business. The integration of new executives or personnel could disrupt our ongoing operations.

***Failure to achieve expected manufacturing yields for existing and/or new products could reduce our gross margin and could adversely affect our ability to compete effectively.***

Semiconductor manufacturing yields are a function both of product design, which is developed largely by us, and process technology, which typically is proprietary to the manufacturer. Since low yields may result from either design or process technology failures, yield problems may not be effectively determined or resolved until an actual product exists that can be analyzed and tested to identify process sensitivities relating to the design rules that are used. As a result, yield problems may not be identified until well into the production process. Resolution of yield problems requires cooperation by and communication between us and the manufacturer.

Form 10-K

Because of our potentially limited access to wafer fabrication capacity from our manufacturers, any decrease in manufacturing yields could result in an increase in our per unit costs and force us to allocate our available product supply among our customers. This could potentially harm customer relationships, our reputation, our revenue and our gross profit. Our wafer manufacturers may be unable to achieve or maintain acceptable manufacturing yields in the future. Our inability to achieve planned yields from our wafer manufacturers could reduce our gross margin. We also face the risk of product recalls or product returns resulting from design or manufacturing defects that are not discovered during the manufacturing and testing process. A significant number of product returns due to a defect or recall could damage our reputation, result in our customers working with our competitors, and could adversely impact our financial results.

***To stay competitive we may have to invest more resources in research and development than anticipated, which could increase our operating expenses and negatively impact our operating results.***

If new competitors, technological advances by existing competitors or other competitive factors require us to invest significantly greater resources than anticipated in our research and development efforts, our operating expenses would increase. We have increased our engineering and technical resources and had 2,668 full-time employees engaged in research and development as of January 28, 2007, 1,654 full-time employees as of January 29, 2006 and 1,231 full-time employees as of January 30, 2005. Research and development expenditures were $553.5 million, $357.1 million and $348.2 million for fiscal 2007, 2006, and 2005, respectively. Research and development expenses for fiscal 2007 included $70.1 million related to non-cash stock-based compensation, net of associated payroll taxes, which we began to record in the first quarter of fiscal 2007 as a result of our adoption of SFAS No. 123(R). If we are required to invest significantly greater resources than anticipated in research and development efforts without an increase in revenue, our operating results could decline. In order to remain competitive, we anticipate that we will continue to devote substantial resources to research and development, and we expect these expenses to increase in absolute dollars in the foreseeable future due to the increased complexity and the greater number of products under development as well as hiring additional employees. Research and development expenses are likely to fluctuate from time to time to the extent we make periodic incremental investments in research and development and these investments may be independent of our level of revenue.

***Our operating expenses are relatively fixed and we may not be able to reduce operating expenses quickly in response to any revenue shortfalls.***

Our operating expenses, which are comprised of research and development expenses and sales, general and administrative expenses, represented 27.6%, 24.1% and 27.5% of our total revenue during fiscal years ended 2007, 2006 and 2005, respectively. Operating expenses for fiscal 2007 included $108.5 million related to non-cash stock-based compensation, net of associated payroll taxes, which we began to record in fiscal 2007 as a result of our adoption of SFAS No. 123(R). Since we often recognize a substantial portion of our revenue in the last month of each quarter, we may not be able to adjust our operating expenses in a timely manner in response to any revenue shortfalls. If we are unable to reduce operating expenses quickly in response to any revenue shortfalls, our financial results would be negatively impacted.

***Failure to transition to new manufacturing process technologies could adversely affect our operating results and gross margin.***

Our strategy is to utilize the most advanced manufacturing process technology appropriate for our products and available from commercial third-party foundries. Use of advanced processes may have greater risk of initial yield problems and higher product cost. Manufacturing process technologies are subject to rapid change and require significant expenditures for research and development. We continuously evaluate the benefits of migrating to smaller geometry process technologies in order to improve performance and reduce costs. We currently use 0.15 micron, 0.14 micron, 0.13 micron, 0.11 micron, 90 nanometer and 65 nanometer process technologies for our families of GPUs, MCPs, Handheld GPUs and application processors.

We have experienced difficulty in migrating to new manufacturing processes in the past and, consequently, have suffered reduced yields, delays in product deliveries and increased expense levels. We may face similar difficulties, delays and expenses as we continue to transition our products to smaller geometry processes. Moreover, we are dependent on our relationships with our third-party manufacturers to migrate to smaller geometry processes successfully. Additionally, we compete with companies that own their own manufacturing facilities. These competitors may be able to move to a new state of the art manufacturing process more quickly than our manufacturing partners. If our suppliers fall behind our competitors in the manufacturing processes, the development and customer demand for our products and the use of our products could be negatively impacted. The inability by us or our third-party manufacturers to effectively and efficiently transition to new manufacturing process technologies may adversely affect our operating results and our gross margin.

***Our failure to estimate customer demand properly may result in excess or obsolete inventory or, conversely, may result in inadequate inventory levels, either of which could adversely affect our financial results.***

Our inventory purchases are based upon future demand forecasts or orders from our customers, which may not accurately predict the quantity or type of our products that our customers will want in the future or ultimately end up purchasing. In forecasting demand, we must make multiple assumptions any of which may prove to be incorrect. Situations that may result in excess or obsolete inventory, which could result in write-downs of the value of our inventory and/or a reduction in average selling prices, and where our gross margin could be adversely affected include:

- if there were a sudden and significant decrease in demand for our products;
- if there were a higher incidence of inventory obsolescence because of rapidly changing technology and customer requirements;
- if we fail to estimate customer demand properly for our older products as our newer products are introduced; or
- if our competition were to take unexpected competitive pricing actions.

Conversely, if we underestimate our customers' demand for either our older or newer products, we may have inadequate manufacturing capability and may not be able to obtain sufficient inventory to fill our customers' orders on a timely basis. Even if we are able to increase production levels to meet customer demand, we may not be able to do so in a cost effective or timely manner. Inability to fill our customers' orders on a timely basis could damage our customer relationships, result in lost revenue, cause a loss in market share or damage our reputation.

***Because we order materials in advance of anticipated customer demand our ability to reduce our inventory purchase commitments quickly in response to any revenue shortfalls is limited.***

Substantially all of our sales are made on the basis of purchase orders rather than long-term agreements. As a result, we may commit resources to the production of products without having received advance purchase commitments from customers. We may build inventories during periods of anticipated growth which does not occur. Any inability to sell products to which we have devoted significant resources could harm our business. In addition, cancellation or deferral of product orders could result in our holding excess inventory, which could adversely affect our gross margin and restrict our ability to fund operations. Additionally, because we often sell a substantial portion of our products in the last month of each quarter, we may not be able to reduce our inventory purchase commitments in a timely manner in response to any revenue shortfalls. We could be subject to excess or obsolete inventories and be required to take corresponding inventory write-downs if growth slows or does not materialize or if we incorrectly forecast product demand, which could negatively impact our gross margin and financial results.



***Our operating results are unpredictable and may fluctuate, and if our operating results are below the expectations of securities analysts or investors, the trading price of our stock could decline.***

Many of our revenue components fluctuate and are difficult to predict, and our operating expenses are largely independent of revenue in any particular period. It is, therefore, difficult for us to accurately forecast revenue and profits or losses. As a result, it is possible that in some quarters our operating results could be below the expectations of securities analysts or investors, which could cause the trading price of our common stock to decline. We believe that our quarterly and annual results of operations may continue to be affected by a variety of factors that could harm our revenue, gross profit and results of operations.

Any one or more of the factors discussed in this Form 10-K or other factors could prevent us from achieving our expected future revenue or net income. Accordingly, we believe that period-to-period comparisons of our results of operations should not be relied upon as an indication of future performance. In addition, the results of any quarterly or full fiscal year period are not necessarily indicative of results to be expected for a subsequent quarter or a full fiscal year.

**Risks Related to Our Products**

***If we are unable to achieve design wins, our products may not be adopted by our target markets or customers either of which could negatively impact our financial results.***

The future success of our business depends to a significant extent on our ability to develop new competitive products for our target markets and customers. We believe achieving design wins, which entails having our existing and future products chosen for hardware components or subassemblies designed by PC OEMs, ODMs, and add-in board and motherboard manufacturers, will aid our future success. Our OEM, ODM, and add-in board and motherboard manufacturers' customers typically introduce new system configurations as often as twice per year, typically based on spring and fall design cycles or in connection with trade shows. Accordingly, when our customers are making their design decisions, our existing products must have competitive performance levels or we must timely introduce new products in order to be included in new system configurations. This requires that we do the following:

- anticipate the features and functionality that customers and consumers will demand;
- incorporate those features and functionalities into products that meet the exacting design requirements of OEMs, ODMs, and add-in board and motherboard manufacturers;
- price our products competitively; and
- introduce products to the market within the limited design cycle for OEMs, ODMs, and add-in board and motherboard manufacturers.

If OEMs, ODMs, and add-in board and motherboard manufacturers do not include our products in their systems, they will typically not use our products in their design systems until at least the next design configuration. Therefore, we endeavor to develop close relationships with our OEMs and ODMs in an attempt to allow us to better anticipate and address customer needs in new products so that our products will achieve design wins.

Our ability to achieve design wins also depends in part on our ability to identify and be compliant with evolving industry standards. Unanticipated changes in industry standards could render our products incompatible with products developed by major hardware manufacturers and software developers, including AMD, Intel and Microsoft. Such changes would require us to invest significant time and resources to redesign our products to be compliant with relevant standards. If our products are not in compliance with prevailing industry standards for a significant period of time, our ability to achieve design wins could suffer. If we are unable to achieve new design wins for existing or new customers, we may lose market share and our operating results would be negatively impacted.

***Achievement of design wins may not result in the success of our products and could result in a loss of market share.***

The process of being qualified for inclusion in an OEM or ODM product can be lengthy and could cause us to miss a cycle in the demand of end-users for a particular product feature, which also could result in a loss of market share and harm our business. Even if we do have design wins for OEM and ODM products, we may not be able to successfully develop or introduce new products in sufficient volumes within the appropriate time to meet the OEM, ODM, add-in board and motherboard manufacturers' design cycles as well as other market demand. Additionally, even if we achieve a significant number of design wins, there can be no assurance that our OEM and ODM customers will actually take the design to production or that the design will be commercially successful. Furthermore, there may be changes in the timing of product orders due to unexpected delays in the introduction of our customers' products that could negatively impact the success of our products. Any of these factors could result in a loss of market share and could negatively impact our financial results.

***Our business results could be adversely affected if our product development efforts are unsuccessful.***

We have in the past experienced delays in the development of some new products. Any delay in the future or failure of our GPUs or other processors to meet or exceed specifications of competitive products could materially harm our business. The success of our new product introductions will depend on many factors, including the following:

- proper new product definition;
- timely completion and introduction of new product designs;
- the ability of third-party manufacturers to effectively manufacture our new products in a timely manner;
- dependence on third-party subcontractors for assembly, testing and packaging of our products and in meeting product delivery schedules and maintaining product quality;
- the quality of new products;
- differentiation of new products from those of our competitors;
- market acceptance of our products and our customers' products; and
- availability of adequate quantity and configurations of various types of memory products.

A critical component of our product development effort is our partnerships with leaders in the CAD industry. We have invested significant resources to develop relationships with industry leaders, including Cadence Design Systems, Inc. and Synopsys, Inc., often assisting these companies in the product definition of their new products. We believe that forming these relationships and utilizing next-generation development tools to design, simulate and verify our products will help us remain at the forefront of the 3D graphics, communications and networking segments and develop products that utilize leading-edge technology on a rapid basis. We believe this approach assists us in meeting the new design schedules of PC OEMs and other manufacturers. If these relationships are not successful, we may not be able to develop new products in a timely manner, which could result in a loss of market share, a decrease in revenue and a negative impact on our operating results. Our failure to successfully develop, introduce or achieve market acceptance for new processors would harm our business.

Form 10-K

***Our failure to identify new market or product opportunities, or develop new products could harm our business.***

As our GPUs or other processors develop and competition increases, we anticipate that product life cycles at the high end will remain short and average selling prices will decline. In particular, we expect average selling prices and gross margins for our processors to decline as each product matures and as unit volume increases. As a result, we will need to introduce new products and enhancements to existing products to maintain or improve overall average selling prices and gross margins. In order for our processors to achieve high volumes, leading PC OEMs, ODMs, and add-in board and motherboard manufacturers must select our processor for design into their products, and then successfully complete the designs of their products and sell them. We may be unable to successfully identify new product opportunities or to develop and bring to market new products in a timely fashion. In addition, we cannot guarantee that new products we develop will be selected for design into PC OEMs', ODMs', and add-in board and motherboard manufacturers' products, that any new designs will be successfully completed, or that any new products will be sold.

As the complexity of our products and the manufacturing process for our products increases, there is an increasing risk that we will experience problems with the performance of our products and that there will be delays in the development, introduction or volume shipment of our products. We may experience difficulties related to the production of current or future products or other factors that may delay the introduction or volume sale of new products we develop. In addition, we may be unable to successfully manage the production transition risks with respect to future products. Failure to achieve any of the foregoing with respect to future products or product enhancements could result in rapidly declining average selling prices, reduced margins and reduced demand for products or loss of market share. In addition, technologies developed by others may render our processors non-competitive or obsolete or result in our holding excess inventory, any of which would harm our business.

***We could suffer a loss of market share if our products contain significant defects.***

Products as complex as those we offer may contain defects or experience failures when introduced or when new versions or enhancements to existing products are released. We have in the past discovered defects and incompatibilities with customers' hardware in some of our products and may experience delays or loss of revenue to correct any defects or incompatibilities in the future. Errors in new products or releases after commencement of commercial shipments could result in failure to achieve market acceptance or loss of design wins. Our products typically go through only one verification cycle prior to beginning volume production and distribution. As a result, our products may contain defects or flaws that are undetected prior to volume production and distribution. If these defects or flaws exist and are not detected prior to volume production and distribution, we may be required to reimburse customers for costs to repair or replace the affected products in the field. We may also be required to incur additional research and development costs to find and correct the defect, which could divert the attention of our management and engineers from the development of new products. These costs could be significant and could adversely affect our business and operating results. We may also suffer a loss of reputation, loss of revenues and/or a loss in our market share, any of which could materially harm our financial results.

## Risks Related to Our Partners and Customers

***We may not be able to realize the potential financial or strategic benefits of business acquisitions, which could hurt our ability to grow our business, develop new products or sell our products.***

In the past we have acquired and invested in other businesses that offered products, services and technologies that we believed would help expand or enhance our existing products and services or help expand our distribution channels. We may enter into future acquisitions of, or investments in, businesses, in order to complement or expand our current businesses or enter into a new business market. For example, in February 2006 we completed the acquisition of ULi, in March 2006 we completed the acquisition of Hybrid Graphics and in January 2007 we completed the acquisition of PortalPlayer. If we do consider other acquisitions, a strategic alliance or a joint venture, the negotiations could divert management's attention as well as other resources. For any previous or future acquisition or investment, including the acquisitions of ULi, Hybrid Graphics and PortalPlayer, the following risks could impair our ability to grow our business and develop new products, and ultimately, could impair our ability to sell our products, which could negatively impact our growth or our financial results:

- difficulty in combining the technology, products, operations or workforce of the acquired business with our business;
- difficulty in operating in a new or multiple new locations;
- disruption of our ongoing businesses;
- disruption of the ongoing business of the company we acquire;
- difficulty in realizing the potential financial or strategic benefits of the transaction;
- difficulty in maintaining uniform standards, controls, procedures and policies;
- disruption of or delays in ongoing research and development efforts;
- diversion of capital and other resources;
- assumption of liabilities;
- diversion of resources and unanticipated expenses resulting from litigation arising from potential or actual business acquisitions or investments;
- difficulties in entering into new markets in which we have limited or no experience and where competitors in such markets have stronger positions; and
- impairment of relationships with employees and customers, or the loss of any of our key employees or of our target's key employees, as a result of the integration of new businesses and management personnel.

In addition, the consideration for any future acquisition could be paid in cash, shares of our common stock, the issuance of convertible debt securities or a combination of cash, convertible debt and common stock. If we pay all or a portion of the purchase price in cash, our cash reserves would be reduced. We paid for the acquisitions of Hybrid Graphics, ULi and PortalPlayer with primarily cash. If the consideration is paid with shares of our common stock, or convertible debentures, the holdings of our existing stockholders would be diluted. We cannot forecast the number, timing or size of future acquisitions, or the effect that any such acquisitions might have on our operations or financial results.

***We depend on foundries and independent contractors to manufacture our products and these third parties may not be able to satisfy our manufacturing requirements, which would harm our business.***

We do not manufacture the semiconductor wafers used for our products and do not own or operate a wafer fabrication facility. Our products require wafers manufactured with state-of-the-art fabrication equipment and techniques so we utilize industry-leading suppliers to produce our semiconductor wafers. We depend on these suppliers to allocate to us a portion of their manufacturing capacity sufficient to meet our needs, to produce products of acceptable quality and at acceptable manufacturing yields, and to deliver those products to us on a timely basis at acceptable prices. Currently, one foundry manufactures the majority of our products. These manufacturers may be unable to meet our near-term or long-term manufacturing or pricing requirements. We obtain manufacturing services on a purchase order basis. The foundries we use have no obligation to provide us with any specified minimum quantities of product. These suppliers, including the fabrication facility that produces a majority of our products, fabricate wafers for other companies, including some of our competitors, and could choose to prioritize capacity for other users, reduce or eliminate deliveries to us, or increase the prices that they charge us on short notice. If we are unable to meet customer demand due to reduced or eliminated deliveries, we could lose sales to customers, which would negatively impact our revenue and our reputation. Because the lead-time needed to establish a strategic relationship with a new manufacturing partner could be several quarters, there is no readily available alternative source of supply for any specific product. In addition, the time and effort to qualify a new foundry could result in additional expense, diversion of resources or lost sales any of which would negatively impact our financial results. We believe that long-term market acceptance for our products will depend on reliable relationships with third-party manufacturers we may use to ensure adequate product supply and competitive pricing so that we are able to respond to customer demand.



***We are dependent on third parties for assembly, testing and packaging of our products, which reduces our control over the delivery and quantity of our products.***

Our processors are assembled, tested and packaged by independent subcontractors, such as ASE, Amkor, KYEC, SPIL, and ChipPAC. We do not have long-term agreements with any of these subcontractors. As a result of our dependence on third-party subcontractors for assembly, testing and packaging of our products, we do not directly control product delivery schedules or product quality. Demand for qualified independent subcontractors to assemble and test products is high. If demand for these subcontractors exceeds the number of qualified subcontractors, we may experience capacity constraints, which could result in product shortages, a decrease in the quality of our products or an increase in product cost. Any of our subcontractors may decide to prioritize the orders of one of our competitors over our orders. Any product shortages or quality assurance problems could increase the costs of manufacture, assembly or testing of our products, which could cause our gross margin to decline. Due to the amount of time typically required to qualify assemblers and testers, we could experience significant delays in the shipment of our products if we are required to find alternative third parties to assemble, test or package our products or components. Any such delays could result in a loss of reputation or a decrease in sales to our customers.

***There can be no assurance that the PlayStation3 will achieve long term commercial success.***

In April 2005, we finalized our definitive agreement with SCE to jointly develop a custom GPU for SCE's PlayStation3. Our collaboration with SCE includes license fees and royalties for the PlayStation3 and all derivatives, including next-generation digital consumer electronics devices. In addition, we are licensing software development tools for creating shaders and advanced graphics capabilities to SCE. During fiscal 2007, we recognized $92.9 million of revenue from our contractual arrangements with SCE. There can be no assurance that the PlayStation3 will achieve long term commercial success, given the intense competition in the game console market. If we do not receive royalties as we anticipate, our revenue and gross margin may be adversely affected.

***As we continue to work directly with more foreign customers, any difficulties in collecting accounts receivable could harm our operating results and financial condition.***

Our accounts receivable are highly concentrated and make us vulnerable to adverse changes in our customers' businesses and to downturns in the economy and the industry. In addition, difficulties in collecting accounts receivable or the loss of any significant customer could materially and adversely affect our financial condition and results of operations. We continue to work directly with more foreign customers and it may be difficult to collect accounts receivable from them. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. This allowance consists of an amount identified for specific customers and an amount based on overall estimated exposure. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required, we may be required to defer revenue recognition on sales to affected customers and we may be required to pay higher credit insurance premiums, which could adversely affect our operating results. We may have to record additional reserves or write-offs and/or defer revenue on certain sales transactions in the future, which could negatively impact our financial results.

***We rely on third-party vendors to supply software development tools to us for the development of our new products and we may be unable to obtain the tools necessary to develop or enhance new or existing products.***

When we design and develop new products or product enhancements, we rely on third-party software development tools to assist us in the design, simulation and verification of new products or enhancements to existing products. Although we currently are not dependent on any one vendor for the supply of these tools, some or all of these tools may not be readily available in the future. Additionally, the software development tools available at the time that we are designing, simulating or verifying a product may not be sophisticated enough or technologically advanced enough for our purposes. For example, we have experienced delays in the introduction of products in the past as a result of the inability of then available software development tools to fully simulate the complex features and functionalities of our products. Therefore, the design requirements necessary to meet consumer demands for more features and greater functionality from our processors in the future may exceed the capabilities of the software development tools that are available to us. If the software development tools we use become unavailable or fail to produce designs that meet consumer demands, we may miss design cycles or lose design wins either of which could result in a loss of market share, a decrease in revenue or negatively impact our operating results.

***We sell our products to a small number of customers and our business could suffer by the loss of any of these customers.***

We have only a limited number of customers and our sales are highly concentrated. Sales to one significant customer accounted for approximately 12% of our total revenue during fiscal 2007. Sales to two significant customers during fiscal 2006 accounted for approximately 26% of our total revenue. In addition, one customer has historically comprised a significant portion of our Handheld GPU business revenue. Although a small number of our other customers represents the majority of our revenue, their end customers include a large number of OEMs and system integrators throughout the world who, in many cases, specify the graphics supplier. Our sales process involves achieving key design wins with leading PC OEMs and major system builders and supporting the product design into high volume production with key CEMs, ODMs, add-in board and motherboard manufacturers. These design wins in turn influence the retail and system builder channel that is serviced by CEMs, ODMs, add-in board and motherboard manufacturers. Our distribution strategy is to work with a small number of leading independent CEMs, ODMs, add-in board and motherboard manufacturers, and distributors, each of which has relationships with a broad range of system builders and leading PC OEMs. If we were to lose sales to our PC OEMs, CEMs, ODMs, add-in board and motherboard manufacturers and were unable to replace the lost sales with sales to different customers, or if they were to significantly reduce the number of products they order from us, our revenue may not reach or exceed the expected level in any period, which could harm our financial condition and our results of operations.

## Risks Related to Our Competition

***As Intel and AMD continue to pursue platform solutions, we may not be able to successfully compete and our business would be negatively impacted.***

We expect substantial competition from both Intel's and AMD's strategy of selling platform solutions, such as the success Intel achieved with its Centrino platform solution. In addition to the Centrino notebook platform solution, Intel has announced a desktop initiative branded as VIIV. Shortly after its acquisition of ATI, AMD also announced a platform solution. Such platform solutions do not require a discrete GPU from a third-party supplier such as NVIDIA. Prior to its acquisition of ATI, AMD did not sell their own GPUs but instead relied on companies such as ATI or NVIDIA to supply graphics technology. If AMD and Intel continue to pursue platform solutions in desktop and notebook PCs, we may be unable to sell GPUs to either company. Additionally, we expect that Intel and AMD will extend this strategy to other segments including professional workstations and servers. To the extent Intel and AMD are successful with the platform strategy, they would no longer need our discrete GPU solutions which would negatively impact our business.



***The market for GPU, MCP, Handheld GPUs and application processors is highly competitive and we may be unable to compete.***

The market for GPUs, MCPs and Handheld GPUs is intensely competitive and is characterized by rapid technological change, evolving industry standards and declining average selling prices. We believe that the principal competitive factors in this market are performance, breadth of product offerings, access to customers and distribution channels, backward-forward software support, conformity to industry standard application programming interfaces, manufacturing capabilities, price of processors and total system costs of add-in boards and motherboards. We believe that our ability to remain competitive will depend on how well we are able to anticipate the features and functions that customers will demand and whether we are able to deliver consistent volumes of our products at acceptable levels of quality. We expect competition to increase both from existing competitors and new market entrants with products that may be less costly than ours, or may provide better performance or additional features not provided by our products, which could harm our business.

For example, we are the largest supplier of AMD 64 chipsets with 53% segment share. NVIDIA nForce MCP unit shipments for AMD64-based CPUs increased over 113% calendar year-over-calendar year, based on the Mercury Research Fourth Quarter 2006 PC Processor Forecast Report. Decline in demand in the AMD segment would harm our business.

An additional significant source of competition is from companies that provide or intend to provide GPU, MCP, and Handheld GPU solutions. Some of our competitors may have or be able to obtain greater marketing, financial, distribution and manufacturing resources than we do and may be more able to adapt to customer or technological changes. Our current competitors include the following:

- suppliers of discrete MCPs that incorporate a combination of networking, audio, communications and input/output, or I/O, functionality as part of their existing solutions, such as AMD, Broadcom, SIS, VIA, and Intel;
- suppliers of GPUs, including MCPs that incorporate 3D graphics functionality as part of their existing solutions, such as AMD, Intel, Matrox Electronics Systems Ltd., XGI Technology, Inc., SIS and VIA;
- suppliers of GPUs or GPU intellectual property for handheld and embedded devices that incorporate advanced graphics functionality as part of their existing solutions, such as AMD, Broadcom, Fujitsu Limited, Imagination Technologies Ltd., ARM Holdings plc, Marvell, NEC Corporation, Qualcomm Incorporated, Renesas Technology, Seiko-Epson, Texas Instruments Incorporated, and Toshiba America, Inc.; and
- suppliers of application processors for handheld and embedded devices that incorporate multimedia processing as part of their existing solutions such as Broadcom, Texas Instruments Inc., Qualcomm Incorporated, Marvell, Freescale Semiconductor Inc., Samsung and ST Microelectronics.

If and to the extent we offer products outside of the consumer and enterprise PC, notebook, workstation, PDA, cellular phone, and video game console markets, we may face competition from some of our existing competitors as well as from companies with which we currently do not compete. We cannot accurately predict if we will compete successfully in any new markets we may enter. If we are unable to compete in our current or new markets, our financial results will suffer.

### Risks Related to Market Conditions

***We are subject to risks associated with international operations which may harm our business.***

Our semiconductor wafers are manufactured, assembled, tested and packaged by third-parties located outside of the United States. Additionally, we generated 83.6% of our revenue for fiscal 2007 and 84.0% of our revenue for fiscal 2006 from sales to customers outside the United States and other Americas. The manufacture, assembly, test and packaging of our products outside of the United States, operation of offices outside of the United States, and sales to customers outside of the United States and other Americas subjects us to a number of risks associated with conducting business outside of the United States and other Americas, including, but not limited to:

- international economic and political conditions;
- unexpected changes in, or impositions of, legislative or regulatory requirements;
- labor issues in foreign countries;
- cultural differences in the conduct of business;
- inadequate local infrastructure;
- delays resulting from difficulty in obtaining export licenses for certain technology, tariffs, quotas and other trade barriers and restrictions;
- transportation delays;
- longer payment cycles;
- difficulty in collecting accounts receivable;
- fluctuations in currency exchange rates;
- impact of currency exchange rate fluctuations on the price of our products to our customers, or on the supplies that we buy;
- imposition of additional taxes and penalties;
- different legal standards with respect to protection of intellectual property;
- the burdens of complying with a variety of foreign laws; and
- other factors beyond our control, including terrorism, civil unrest, war and diseases such as severe acute respiratory syndrome and the Avian flu.

If sales to any of our customers outside of the United States and other Americas are delayed or cancelled because of any of the above factors, our revenue may be negatively impacted.

We have offices outside of the United States, including offices in Taiwan, Japan, Korea, China, Hong Kong, India, France, Russia, Germany, Finland and England. During fiscal 2007, we added 934 international employees to our international operations. As a result of our acquisition of PortalPlayer, we acquired land and a building under construction in Hyderabad, India. Our operations in our international locations are subject to many of the risks contained in the above list. We intend to continue to expand our operations and expect to open other international offices. Difficulties with our international operations, including finding appropriate staffing and office space, may divert management's attention and other resources any of which could negatively impact our operating results.

***We are dependent on the PC market and the rate of its growth has and may in the future have a negative impact on our business.***

We derive the majority of our revenue from the sale of products for use in the desktop PC and notebook PC markets, including professional workstations. We expect to continue to derive most of our revenue from the sale or license of products for use in the desktop PC and notebook PC markets in the next several years. A reduction in sales of PCs, or a reduction in the growth rate of PC sales, will reduce demand for our products. Moreover, changes in demand could be large and sudden. Since PC manufacturers often build inventories during periods of anticipated growth, they may be left with excess inventories if growth slows or if they incorrectly forecast product transitions. In these cases, PC manufacturers may abruptly suspend substantially all purchases of additional inventory from suppliers like us until their excess inventory has been absorbed, which would have a negative impact on our business.

***If our products do not continue to be adopted by the consumer and enterprise desktop PC, notebook PC, workstation, PDA, cellular phone, and video game console markets or if the demand in these markets for new and innovative products decreases, our business and operating results would suffer.***

Our success depends in part upon continued broad adoption of our processors for 3D graphics and multimedia in consumer and enterprise PC, notebook PC, workstation, PDA, cellular phone, and video game console applications. The market for processors has been characterized by unpredictable and sometimes rapid shifts in the popularity of products, often caused by the publication of competitive industry benchmark results, changes in pricing of dynamic random-access memory devices and other changes in the total system cost of add-in boards, as well as by severe price competition and by frequent new technology and product introductions. Broad market acceptance is difficult to achieve and such market acceptance, if achieved, is difficult to sustain due to intense competition and frequent new technology and product introductions. Our GPU and MCP businesses comprised over 86.5% of fiscal 2007 revenue. As such, our financial results would suffer if for any reason our current or future GPUs or MCPs do not continue to achieve widespread adoption by the PC market. If we are unable to complete the timely development of products or if we were unable to successfully and cost-effectively manufacture and deliver products that meet the requirements of the consumer and enterprise PC, notebook, workstation, PDA, cellular phone, and video game console markets, we may experience a decrease in revenue which could negatively impact our operating results. Additionally, there can be no assurance that the industry will continue to demand new products with improved standards, features or performance. If our customers, OEMs, ODMs, add-in-card and motherboard manufacturers, system builders and consumer electronics companies, do not continue to design products that require more advanced or efficient processors and/or the market does not continue to demand new products with increased performance, features, functionality or standards, sales of our products could decline.

***Our failure to comply with any applicable environmental regulations could result in a range of consequences, including fines, suspension of production, excess inventory, sales limitations, and criminal and civil liabilities.***

We may be subject to various state, federal and international laws and regulations governing the environment, including restricting the presence of certain substances in electronic products and making producers of those products financially responsible for the collection, treatment, recycling and disposal of those products. The European Union Directive on Restriction of Hazardous Substances Directive, or RoHS Directive, is European legislation that restricts the use of a number of substances, including lead, and other hazardous substances in electrical and electronic equipment in the market in the European Union which became effective on July 1, 2006. Similarly, the State of California has adopted certain restrictions, which go into effect in 2007, that restrict the use of certain materials in electronic products, which are intended to harmonize with the RoHS directive and other states are contemplating similar legislation. China has adopted similar legislation to the RoHS directive which began to go into effect on March 1, 2007.

Also, we could face significant costs and liabilities in connection with the European Union Directive on Waste Electrical and Electronic Equipment, or WEEE. The WEEE directs members of the European Union to enact laws, regulations, and administrative provisions to ensure that producers of electric and electronic equipment are financially responsible for the collection, recycling, treatment and environmentally responsible disposal of certain products sold into the market after August 15, 2005. Implementation in certain European Union member states has been delayed into 2007. Similar legislation has been or may be enacted in other jurisdictions, including the United States, Canada, Mexico, China and Japan, the cumulative impact of which could be significant. We continue to evaluate the impact of specific registration and compliance activities required by WEEE.

It is possible that unanticipated supply shortages, delays or excess non-compliant inventory may occur as a result of such regulations. Failure to comply with any applicable environmental regulations could result in a range of consequences including costs, fines, suspension of production, excess inventory, sales limitations, criminal and civil liabilities and could impact our ability to conduct business in the countries that have adopted these types of regulations.

***We are exposed to fluctuations in the market values of our portfolio investments and in interest rates.***

At the end of fiscal 2007, we had $1.12 billion in cash, cash equivalents and marketable securities. We invest our cash in a variety of financial instruments, consisting principally of investments in commercial paper, money market funds and highly liquid debt securities of corporations, municipalities and the United States government and its agencies. These investments are denominated in U.S. dollars.

We account for our investment instruments in accordance with Statement of Financial Accounting Standards No. 115, or SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities.* All of the cash equivalents and marketable securities are treated as "available-for-sale" under SFAS No. 115. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate debt securities may have their market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or if the decline in fair value of our publicly traded equity investments is judged to be other-than-temporary. We may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. However, because any debt securities we hold are classified as "available-for-sale," no gains or losses are recognized due to changes in interest rates unless such securities are sold prior to maturity.

***Our business is cyclical in nature and an industry downturn could harm our financial results.***

Our business is directly affected by market conditions in the highly cyclical semiconductor industry, including alternating periods of overcapacity and capacity constraints, variations in manufacturing costs and yields, significant expenditures for capital equipment and product development and rapid technological change. If we are unable to respond to changes in our industry, which can be unpredictable and rapid, in an efficient and timely manner, our operating results could suffer. In particular, from time to time, the semiconductor industry has experienced significant and sometimes prolonged downturns characterized by diminished product demand and accelerated erosion of average selling prices. If we cannot take appropriate actions such as reducing our manufacturing or operating costs to sufficiently offset declines in demand during a downturn, our revenue and earnings will suffer.

***Political instability in Taiwan and in The People's Republic of China or elsewhere could harm our business.***

Because of our reliance on foundries and independent contractors located in Taiwan and The People's Republic of China, and because we have offices in these locations, our business may be harmed by political instability in Taiwan, including the worsening of the strained relations between The People's Republic of China and Taiwan.

### Risks Related to Government Action, Regulatory Action, Intellectual Property, and Litigation

***The pending investigation by the United States Department of Justice regarding investigation into the market for Graphics Processors could adversely affect our business.***

On November 29, 2006, we received a subpoena from the San Francisco Office of the Antitrust Division of the United States Department of Justice, or DOJ, in connection with the DOJ's investigation into potential antitrust violations related to graphics processing units and cards. No specific allegations have been made against us. We plan to cooperate with the DOJ in its investigation. As of March 14, 2007, 42 civil complaints have been filed against us. The majority are pending in the Northern District of California, a number are pending in the Central District of California, and other cases are pending in several other Federal district courts. Although the complaints differ, they generally purport to assert federal and state antitrust claims based on alleged price fixing, market allocation, and other alleged anti-competitive agreements between us and Advanced Micro Devices, Inc., or AMD, as a result of its acquisition of ATI Technologies, Inc., or ATI. Many of the cases also assert a variety of state law unfair competition or consumer protection claims on the same allegations and some cases assert unjust enrichment or other common law claims. The complaints are putative class actions alleging classes of direct and/or indirect purchasers of our graphic processing units and cards. The plaintiffs in a few of the Northern District of California actions have filed a motion with the Judicial Panel on Multidistrict Litigation asking that all pending and subsequent cases be consolidated in one court for all pre-trial discovery and motion practice. A hearing on this motion is set for March 29, 2007. We believe the allegations in the complaints are without merit and intend to vigorously defend the cases.

***Expensing employee stock options materially and aversely affects our reported operating results and could also adversely affect our competitive position.***

Since inception, we have used stock options and our employee stock purchase program as fundamental components of our compensation packages. We believe that these incentives directly motivate our employees and, through the use of vesting, encourage our employees to remain with us. As a result of adjustments arising from our restatement related to stock option grant dates, our operating results for fiscal years prior to fiscal 2007 contain recorded amounts of stock-based compensation expense. For our fiscal 2000 through 2006, this stock-based compensation expense was calculated using primarily the intrinsic value-based method under Accounting Principles Board Opinion No. 25, or APB 25, *Accounting for Stock Issued to Employees and related interpretations.*

In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123(R) which requires the measurement and recognition of compensation expense for all stock-based compensation payments. SFAS No. 123(R) requires that we record compensation expense for stock options and our employee stock purchase plan using the fair value of those awards. During fiscal 2007, we recorded $116.7 million, related to stock-based compensation, net of the associated payroll tax impact resulting from our restatement, which negatively impacted our operating results. We believe that SFAS No. 123(R) will continue to negatively impact our operating results.

To the extent that SFAS No. 123(R) makes it more expensive to grant stock options or to continue to have an employee stock purchase program, we may decide to incur increased cash compensation costs. In addition, actions that we may take to reduce stock-based compensation expense that may be more severe than any actions our competitors may implement may make it difficult to attract, retain and motivate employees, which could adversely affect our competitive position as well as our business and operating results.

***We are a party to litigation, which, if determined adversely to us, could harm our business and financial condition.***

We are a party to litigation. There can be no assurance that actions that have been brought against us or any brought by us will be resolved in our favor. Any claim that is successfully asserted against us may cause us to pay substantial damages and other related fees. Regardless of whether these lawsuits are resolved in our favor or if we are the plaintiff or the defendant in the litigation, any lawsuits to which we are a party will likely be expensive and time consuming to defend or resolve. Such lawsuits could also harm our relationships with existing customers and result in the diversion of management's time and attention away from business operations, which could harm our business. Costs of defense and any damages resulting from litigation a ruling against us or a settlement of the litigation could adversely affect our cash flow and financial results.

***Our ability to compete will be harmed if we are unable to adequately protect our intellectual property.***

We rely primarily on a combination of patents, trademarks, trade secrets, employee and third-party nondisclosure agreements, and licensing arrangements to protect our intellectual property in the United States and internationally. We have numerous patents issued, allowed and pending in the United States and in foreign countries. Our patents and pending patent applications primarily relate to technology used by us in connection with our products. We also rely on international treaties and organizations and foreign laws to protect our intellectual property. The laws of certain foreign countries in which our products are or may be manufactured or sold, including various countries in Asia, may not protect our products or intellectual property rights to the same extent as the laws of the United States. This makes the possibility of piracy of our technology and products more likely. We continuously assess whether and where to seek formal protection for particular innovations and technologies based on such factors as:

- the commercial significance of our operations and our competitors' operations in particular countries and regions;
- the location in which our products are manufactured;
- our strategic technology or product directions in different countries; and
- the degree to which intellectual property laws exist and are meaningfully enforced in different jurisdictions.

Our pending patent applications and any future applications may not be approved. In addition, any issued patents may not provide us with competitive advantages or may be challenged by third parties. The enforcement of patents by others may harm our ability to conduct our business. Others may independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property. Our failure to effectively protect our intellectual property could harm our business. We have licensed technology from third parties for incorporation in our digital media processors and for defensive reasons, and expect to continue to enter into such license agreements. These licenses may result in royalty payments to third parties, the cross licensing of technology by us or payment of other consideration. If these arrangements are not concluded on commercially reasonable terms, our business could suffer.

***Litigation to defend against alleged infringement of intellectual property rights or to enforce our intellectual property rights and the outcome of such litigation could result in substantial costs to us.***

We expect that as the number of issued hardware and software patents increases and as competition intensifies, the volume of intellectual property infringement claims and lawsuits may increase. We may become involved in lawsuits or other legal proceedings alleging patent infringement or other intellectual property rights violations by us or by our customers that we have agreed to indemnify them for certain claims of infringement arising out of the sale of our products to these customers. An unfavorable ruling could include significant damages, invalidation of a patent or family of patents, indemnification of customers, payment of lost profits, or, when it has been sought, injunctive relief.

In addition, we may need to commence litigation or other legal proceedings in order to:

- assert claims of infringement of our intellectual property;
- enforce our patents;
- protect our trade secrets or know-how; or
- determine the enforceability, scope and validity of the propriety rights of others.

If we have to initiate litigation in order to protect our intellectual property, our operating expenses may increase which could negatively impact our operating results. Our failure to effectively protect our intellectual property could harm our business.

If infringement claims are made against us or we are found to infringe a third parties' patent, we may seek licenses under the third parties' patents or other intellectual property rights. In addition, an indemnified customer may be required to obtain a license to a third parties' patents or intellectual property. However, licenses may not be offered to us at all or on terms acceptable to us, particularly by competitors. If we fail to obtain a license from a third party for technology that we use or that is used in one of our products used by an indemnified customer, we could be subject to substantial liabilities or have to suspend or discontinue the manufacture and sale of one or more of our products either of which could reduce our revenue and harm our business. Furthermore, the indemnification of a customer may increase our operating expenses which could negatively impact our operating results.

***Our operating results may be adversely affected if we are subject to unexpected tax liabilities.***

We are subject to taxation by a number of taxing authorities both in the United States and throughout the world. Tax rates vary among the jurisdictions in which we operate. Significant judgment is required in determining our provision for our income taxes as there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our tax estimates are reasonable, any of the below could cause our effective tax rate to be materially different than that which is reflected in historical income tax provisions and accruals:

- the jurisdictions in which profits are determined to be earned and taxed;
- adjustments to estimated taxes upon finalization of various tax returns;
- changes in available tax credits;
- changes in share-based compensation expense;
- changes in tax laws, the interpretation of tax laws either in the United States or abroad or the issuance of new interpretative accounting guidance related to uncertain transactions and calculations where the tax treatment was previously uncertain; and
- the resolution of issues arising from tax audits with various tax authorities.

Should additional taxes be assessed as a result of any of the above, our operating results could be adversely affected. In addition, our future effective tax rate could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in tax laws or changes in the interpretation of tax laws.

***While we believe that we currently have adequate internal control over financial reporting, we are exposed to risks from legislation requiring companies to evaluate those internal controls.***

Section 404 of the Sarbanes-Oxley Act of 2002 requires our management to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control structure and procedures for financial reporting. We have an ongoing program to perform the system and process evaluation and testing necessary to comply with these requirements. However, the manner in which companies and their independent public accounting firms apply these requirements and testing companies' internal controls, remains subject to some uncertainty. To date, we have incurred, and we expect to continue to incur increased expense and to devote additional management resources to Section 404 compliance. Despite our efforts, if we identify a material weakness in internal controls, there can be no assurance that we will be able to remediate such material weakness identified in a timely manner, or that we will be able to maintain all of the controls necessary to determine that our internal control over financial reporting is effective. In the event that our chief executive officer, chief financial officer or our independent registered public accounting firm determine that our internal control over financial reporting is not effective as defined under Section 404, investor perceptions of us may be adversely affected and could cause a decline in the market price of our stock.

***Changes in financial accounting standards or interpretations of existing standards could affect our reported results of operations.***

We prepare our consolidated financial statements in conformity with United States generally accepted accounting principles. These principles are constantly subject to review and interpretation by the SEC and various bodies formed to interpret and create appropriate accounting principles. A change in these principles can have a significant effect on our reported results and may even retroactively affect previously reported transactions.

**Risks Related to Our Common Stock**

***Provisions in our certificate of incorporation, our bylaws and our agreement with Microsoft could delay or prevent a change in control.***

Our certificate of incorporation and bylaws contain provisions that could make it more difficult for a third party to acquire a majority of our outstanding voting stock. These provisions include the following:

- the ability of the Board to create and issue preferred stock without prior stockholder approval;
- the prohibition of stockholder action by written consent;
- a classified Board; and
- advance notice requirements for director nominations and stockholder proposals.

On March 5, 2000, we entered into an agreement with Microsoft in which we agreed to develop and sell graphics chips and to license certain technology to Microsoft and its licensees for use in the Xbox. Under the agreement, if an individual or corporation makes an offer to purchase shares equal to or greater than 30% of the outstanding shares of our common stock, Microsoft may have first and last rights of refusal to purchase the stock. The Microsoft provision and the other factors listed above could also delay or prevent a change in control of NVIDIA.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 2. PROPERTIES

Our headquarters complex is located on a leased site in Santa Clara, California and is comprised of six buildings. Additionally, we lease three other buildings in Santa Clara with one used as warehouse space and the other two used as lab space. Outside of Santa Clara, we lease space in Austin and Houston, Texas; Berkeley, California; Beaverton, Oregon; Bedford, Massachusetts; Bellevue and Kirkland, Washington; Madison,

Alabama; Charlotte and Durham, North Carolina; Greenville, South Carolina; and Fort Collins, Colorado. These facilities are used as design centers and/or sales and administrative offices.

Outside of the United States, we lease space in Taipei and Neihu in Taiwan; Tokyo, Japan; Seoul, Korea; Beijing, Shanghai, and Shenzhen, China; Wanchai, and Shatin, New Territories, Hong Kong; Bangalore, Hyderabad and Pune, India; Paris, France; Moscow, Russia; Munich and Wurselen, Germany; Helsinki, Finland and Theale, England. These facilities are used primarily to support our customers and operations and as sales and administrative offices. The office lease spaces in Wurselen, Germany, Shenzhen, China and Bangalore, Pune and Hyderabad, India are used primarily as design centers. Additionally, as a result of our acquisition of PortalPlayer, we acquired a building under construction in Hyderabad, India, which will be used primarily as a design center.

We believe that we currently have sufficient facilities to conduct our operations for the next twelve months, although we expect to lease additional facilities throughout the world as our business requires. For additional information regarding obligations under leases, see Note 12 of the Notes to the Consolidated Financial Statements under the subheading "Lease Obligations," which information is hereby incorporated by reference.

## ITEM 3. LEGAL PROCEEDINGS

*3dfx*

On December 15, 2000, NVIDIA Corporation and one of our indirect subsidiaries entered into an agreement to purchase certain graphics chip assets from 3dfx Interactive, Inc., or 3dfx, which closed on April 18, 2001.

In May 2002, we were served with a California state court complaint filed by the landlord of 3dfx's San Jose, California commercial real estate lease, CarrAmerica. In December 2002, we were served with a California state court complaint filed by the landlord of 3dfx's Austin, Texas commercial real estate lease, Carlyle Fortran Trust. The landlords' complaints both asserted claims for, among other things, interference with contract, successor liability and fraudulent transfer and seek to recover, among other things, amounts owed on their leases with 3dfx in the aggregate amount of approximately $15 million. In October 2002, 3dfx filed for chapter 11 bankruptcy protection in the United States Bankruptcy Court for the Northern District of California. The landlords' actions were subsequently removed to the United States Bankruptcy Court for the Northern District of California and consolidated, for purposes of discovery, with a complaint filed by the Trustee in the 3dfx bankruptcy case. Upon motion by NVIDIA in 2005, the District Court withdrew the reference to the Bankruptcy Court and the landlord actions were removed to the United States District Court for the Northern District of California. On November 10, 2005, the District Court granted our motion to dismiss the landlords' respective amended complaints and allowed the landlords to have until February 4, 2006 to amend their complaints. The landlords re-filed claims against NVIDIA in early February 2006, and NVIDIA again filed motions requesting the District Court to dismiss all such claims. The District Court took both motions under submission. On September 29, 2006, the court dismissed the CarrAmerica action in its entirety and without leave to amend. The court found, among other things, that CarrAmerica lacks standing to bring the lawsuit and that such standing belongs exclusively to the bankruptcy trustee. On October 27, 2006, CarrAmerica filed a notice of appeal from that order. On December 15, 2006, the District Court also dismissed the Carlyle complaint in its entirety, finding that Carlyle lacked standing to pursue some of its claims, and that certain other claims were substantively unmeritorious. NVIDIA has filed motions to recover its litigation costs and attorneys fees against both Carlyle and Carr. Those motions are currently scheduled for hearing in early April, 2007.

In March 2003, we were served with a complaint filed by the Trustee appointed by the Bankruptcy Court to represent the interests of the 3dfx bankruptcy estate. The Trustee's complaint asserts claims for, among other things, successor liability and fraudulent transfer and seeks additional payments from us. On October 13, 2005, the Court held a hearing on the Trustee's motion for summary adjudication. On December 23, 2005, the Court issued its ruling denying the Trustee's Motion for Summary Adjudication in all material respects and holding that NVIDIA is prevented from disputing that the value of the 3dfx transaction to NVIDIA was less than

$108.0 million. The Court expressly denied the Trustee's request to find that the value of the 3dfx assets conveyed to NVIDIA were at least $108.0 million. In early November 2005, after many months of mediation, NVIDIA and the Official Committee of Unsecured Creditors, or the Creditors' Committee, reached a conditional settlement of the Trustee's claims against NVIDIA. This conditional settlement, presented as the centerpiece of a proposed Plan of Liquidation in the bankruptcy case, was subject to a confirmation process through a vote of creditors and the review and approval of the Bankruptcy Court after notice and hearing. The Trustee advised that he intended to object to the settlement, which would have called for a payment by NVIDIA of approximately $30.6 million to the 3dfx estate. Under the settlement, $5.6 million related to various administrative expenses and Trustee fees, and $25.0 million related to the satisfaction of debts and liabilities owed to the general unsecured creditors of 3dfx. Accordingly, during the three month period ended October 30, 2005, we recorded $5.6 million as a charge to settlement costs and $25.0 million as additional purchase price for 3dfx.

However, the conditional settlement never progressed substantially through the confirmation process. On December 21, 2005, the Bankruptcy Court determined that it would schedule trial of one portion of the Trustee's case against NVIDIA. On January 2, 2007, NVIDIA exercised its right to terminate the settlement agreement on grounds that the bankruptcy court had failed to proceed toward confirmation of the Creditors' Committee's plan. In addition, while the conditional settlement agreement was awaiting the confirmation process, the Bankruptcy Court, over objection of the Creditors' Committee and NVIDIA, ordered the discovery portion of the Trustee's litigation to proceed. The expert discovery was completed, but the Bankruptcy Court also ruled on a Trustee discovery motion allowing additional discovery of NVIDIA. Because that order would have required NVIDIA to disclose privileged attorney-client communications, NVIDIA asked the District Court to review that order and to stay its execution while the District Court's review is pending. The District Court did issue the requested stay order on August 3, 2006. Oral argument on that matter was held on November 15, 2006, and the District Court reversed the Bankruptcy Court's order by order of its own dated December 15, 2006. The District Court permitted certain limited additional discovery, but concluded that on the record before it, there was no basis to set aside the attorney-client privilege.

Following the Trustee's filing of a Form 8-K on behalf of 3dfx, in which the Trustee disclosed the terms of the proposed settlement agreement between NVIDIA and the Creditor's Committee, certain shareholders of 3dfx filed a petition with the Bankruptcy Court to appoint an official committee to represent the claimed interests of 3dfx shareholders. That petition was granted and an Equity Holders Committee was appointed. Since that appointment, the Equity Holders Committee has filed a competing plan of reorganization/liquidation. The Equity Holders plan assumes that 3dfx can raise additional equity capital that would be used to retire all of 3dfx's debts. Upon the payment of that debt, the Equity Holders Committee contends that NVIDIA would be obliged to pay the stock consideration provided for in the asset purchase agreement. By virtue of stock splits since the execution of the asset purchase agreement, the stock consideration would now total four million shares of our common stock. The Equity Holders' Committee filed a motion with the Bankruptcy Court for an order giving it standing to bring that lawsuit to enforce the Asset Purchase Agreement. Over our objection, the Bankruptcy Court granted that motion on May 1, 2006 and the Equity Holders' Committee filed its Complaint for Declaratory Relief against NVIDIA that same day. NVIDIA moved to dismiss the Complaint for Declaratory Relief, and the Bankruptcy court granted that motion with leave to amend. The Equity Committee thereafter amended its complaint, and NVIDIA moved to dismiss that amended complaint as well. At the hearing on December 21, 2006, the Bankruptcy Court granted the motion as to one of the Equity Holders' Committee's claims, and denied it as to the others. However, the Bankruptcy Court also ruled that NVIDIA would only be required to answer the first three causes of action by which the Equity Holders' Committee seeks a determination that the Asset Purchase Agreement was not terminated before 3dfx filed for bankruptcy protection, that the 3dfx bankruptcy estate still holds some rights in the Asset Purchase Agreement, and that the agreement is capable of being assumed by the bankruptcy estate. In addition, the Equity Holders Committee filed a motion seeking Bankruptcy court approval of investor protections for Harbinger Capital Partners Master Fund I, Ltd., an equity investment firm that has conditionally agreed to pay no more than $51.5 million for preferred stock in 3dfx. The hearing on that motion was held on January 18, 2007, and the court approved the proposed protections. Beginning on March 21, 2007, NVIDIA and the Trustee are scheduled to try the question of the value of the assets 3dfx conveyed to NVIDIA and, in particular, whether the price NVIDIA paid for those assets was reasonably equivalent to the value of the assets 3dfx sold to NVIDIA.

*Lawsuits Related to Our Historical Stock Option Granting Practices and SEC Inquiry*

In June 2006, the Audit Committee of the Board of NVIDIA, or the Audit Committee, began a review of our stock option practices based on the results of an internal review voluntarily undertaken by management. The Audit Committee, with the assistance of outside legal counsel, completed its review on November 13, 2006 when the Audit Committee reported its findings to our full Board. The review covered option grants to all employees, directors and consultants for all grant dates during the period from our initial public offering in January 1999 through June 2006. Based on the findings of the Audit Committee and our internal review, we identified a number of occasions on which we used an incorrect measurement date for financial accounting and reporting purposes.

We voluntarily contacted the SEC regarding the Audit Committee's review and, as of the date of the filing of this Form 10-K, the SEC is continuing the inquiry of our historical stock option grant practices it began in late August 2006. In October 2006, we met with the SEC and provided it with a review of the status of the Audit Committee's review and in November 2006 we voluntarily provided the SEC with further documents. We continue to cooperate with the SEC in its inquiry.

Concurrently with our internal review and the SEC's inquiry, since September 29, 2006, ten derivative cases have been filed in state and federal courts asserting claims concerning errors related to our historical stock option granting practices and associated accounting for stock-based compensation expense. These complaints have been filed in various courts, including the California Superior Court, Santa Clara County, the United States District Court for the Northern District of California, and the Court of Chancery of the State of Delaware in and for New Castle County. Plaintiffs filed a consolidated complaint in the United States District Court for the Northern District of California on February 28, 2007. The California Superior Court cases have been consolidated and plaintiffs are scheduled to file a consolidated complaint on or before March 22, 2007. All of the cases purport to be brought derivatively on behalf of NVIDIA against members of our Board and several of our current and former officers and directors. All allege in substantially similar fashion claims for, among other things, breach of fiduciary duty, unjust enrichment, insider selling, abuse of control, gross mismanagement, waste, constructive fraud, and violations of Sections 10(b) and 14(a) of the Securities Exchange Act of 1934, or the Exchange Act. The plaintiffs seek to recover for NVIDIA, among other things, damages in an unspecified amount, rescission, punitive damages, treble damages for insider selling, and fees and costs. Plaintiffs also seek an accounting, a constructive trust and other equitable relief. We intend to take all appropriate action in response to these complaints.

*Opti Incorporated*

On October 19, 2004, Opti Incorporated, or Opti, filed a complaint for patent infringement against NVIDIA in the United States District Court for the Eastern District of Texas. In its complaint, Opti asserted that unspecified NVIDIA chipsets infringe five United States patents held by Opti. Opti sought unspecified damages for our alleged conduct, attorneys' fees and triple damages for alleged willful infringement by NVIDIA. In April 2006, the District Court issued a Markman ruling adopting Opti's proposed construction on 13 of the 15 terms at issue and Opti dropped from the lawsuit two of the five United States patents that Opti alleged NVIDIA infringes, and elected to pursue the three remaining patents at trial.

In August 2006, Opti and NVIDIA settled this litigation. Under that settlement, NVIDIA was obligated to pay to Opti $11.0 million dollars for past and present licenses to the patents in suit and NVIDIA agreed to make additional quarterly payments to Opti should NVIDIA use certain patented technology after January 31, 2007. The case has now been dismissed with prejudice. The agreements with Opti call for us to pay $11.0 million in exchange for Opti's dismissal of its lawsuit against us and for certain patent license rights. Of this $11.0 million, we recorded $8.0 million as a patent-related intangible asset and $3.0 million as a charge to cost of revenue.

*Department of Justice Subpoena and Investigation*

On November 29, 2006, we received a subpoena from the San Francisco Office of the Antitrust Division of the United States Department of Justice, or DOJ, in connection with the DOJ's investigation into potential antitrust violations related to graphics processing units and cards. No specific allegations have been made against us. We plan to cooperate with the DOJ in its investigation. As of March 14, 2007, 42 civil complaints have been filed against us. The majority are pending in the Northern District of California, a number are pending in the Central District of California, and other cases are pending in several other Federal district courts. Although the complaints differ, they generally purport to assert federal and state antitrust claims based on alleged price fixing, market allocation, and other alleged anti-competitive agreements between us and Advanced Micro Devices, Inc., or AMD, as a result of its acquisition of ATI Technologies, Inc., or ATI. Many of the cases also assert a variety of state law unfair competition or consumer protection claims on the same allegations and some cases assert unjust enrichment or other common law claims. The complaints are putative class actions alleging classes of direct and/or indirect purchasers of our graphic processing units and cards. The plaintiffs in a few of the Northern District of California actions have filed a motion with the Judicial Panel on Multidistrict Litigation asking that all pending and subsequent cases be consolidated in one court for all pre-trial discovery and motion practice. A hearing on this motion is set for March 29, 2007. We believe the allegations in the complaints are without merit and intend to vigorously defend the cases.

## ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of our security holders during the fourth quarter of fiscal 2007.

## PART II

### ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the NASDAQ Global Select Market under the symbol NVDA. Public trading of our common stock began on January 22, 1999. Prior to that, there was no public market for our common stock. As of March 2, 2007, we had approximately 461 registered stockholders, not including those shares held in street or nominee name. The following table sets forth for the periods indicated the high and low sales price for our common stock as quoted on the NASDAQ Global Select Market:

| | High | Low |
|---|---|---|
| **Fiscal year ending January 27, 2008** | | |
| First Quarter (through March 2, 2007) | $34.91 | $29.71 |
| **Fiscal year ended January 28, 2007** | | |
| Fourth Quarter | $38.96 | $30.90 |
| Third Quarter | $34.59 | $20.85 |
| Second Quarter | $31.88 | $17.17 |
| First Quarter (1) | $30.84 | $21.44 |
| **Fiscal year ended January 29, 2006** | | |
| Fourth Quarter (1) | $23.38 | $16.28 |
| Third Quarter (1) | $17.98 | $13.52 |
| Second Quarter (1) | $14.70 | $10.76 |
| First Quarter (1) | $14.80 | $10.46 |

(1) Reflects a two-for-one stock split effective on April 6, 2006.

### Dividend Policy

We have never paid and do not expect to pay cash dividends for the foreseeable future.

### Equity Compensation Plan Information

Information regarding our equity compensation plans, including both stockholder approved plans and non-stockholder approved plans, will be contained in our definitive Proxy Statement with respect to our Annual Meeting of Stockholders under the caption "Equity Compensation Plan Information," and is incorporated by reference into this report.

### Issuer Purchases of Equity Securities

On August 9, 2004 we announced that our Board had authorized a stock repurchase program to repurchase shares of our common stock, subject to certain specifications, up to an aggregate maximum amount of $300 million. Subsequently, on March 6, 2006, we announced that our Board had approved a $400 million increase to the original stock repurchase program. As a result of this increase, the amount of common stock the Board has authorized to be repurchased has now been increased to a total of $700 million. The repurchases will be made from time to time in the open market, in privately negotiated transactions, or in structured stock repurchase programs, in compliance with the Exchange Act, Rule 10b-18, subject to market conditions, applicable legal requirements, and other factors. The program does not obligate NVIDIA to acquire any particular amount of common stock and the program may be suspended at any time at our discretion.

As part of our share repurchase program, we have entered into and we may continue to enter into structured share repurchase transactions with financial institutions. These agreements generally require that we make an up-front payment in exchange for the right to receive a fixed number of shares of our common stock upon execution of the agreement, and a potential incremental number of shares of our common stock, within a pre-determined range, at the end of the term of the agreement. Through the end of fiscal 2007, we have repurchased 27.3 million shares under our stock repurchase program for a total cost of $488.1 million. During the first quarter of fiscal 2008, we entered into a structured share repurchase transaction to repurchase shares of our common stock for $125.0 million that we expect to settle prior to the end of our first fiscal quarter.

| Period | Total Number of Shares Purchased | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans of Programs | Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs [1] |
|---|---|---|---|---|
| October 30, 2006 - November 26, 2006 | — | $ — | — | $311,869,417 |
| November 27, 2006 - December 24, 2006 | — | $ — | — | $311,869,417 |
| December 25, 2006 - January 28, 2007 | 2,868,123[3] | $34.87[2] | 2,868,123[3] | $211,869,417 |
| Total | 2,868,123 | $34.87 | 2,868,123 | — |

[1] We have an ongoing authorization from the Board, subject to certain specifications, to repurchase shares of our common stock up to an aggregate maximum amount of $700 million on the open market, in negotiated transactions or through structured stock repurchase agreements through August 2007.

[2] Represents weighted average price paid per share during the fourth quarter of fiscal 2007.

[3] As part of our share repurchase program, we have entered into and we may continue to enter into structured share repurchase transactions with financial institutions. During the fourth quarter of fiscal 2007, we repurchased 2.9 million shares of our common stock for $100 million under a structured share repurchase transaction. This transaction required that we make an up-front payment.

### Stock Performance Graph

The following graph compares the cumulative total stockholder return for our common stock, the S & P 500 Index and the S & P 500 Semiconductors Index for the five years ended January 28, 2007. The graph assumes that $100 was invested on January 25, 2002 in our common stock or on January 31, 2002 in each of the S & P 500 Index and the S & P Semiconductors Index. Total return assumes reinvestment of dividends in each of the indices indicated. We have never paid cash dividends on our common stock. Our results are calculated on fiscal year-end basis and each of the S & P 500 Index and the S & P Semiconductors Index are calculated on month-end basis. Total return is based on historical results and is not intended to indicate future performance.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among NVIDIA Corporation, The S & P 500 Index
And The S & P Semiconductors Index
$160
$140
$120
$100
$80
$60
$40
$20
$0
1/25/02
1/24/03
1/25/04
1/30/05
1/29/06
1/28/07
NVIDIA Corporation
S & P 500
S & P Semiconductors

| | 1/25/2002 | 1/24/2003 | 1/25/2004 | 1/30/2005 | 1/29/2006 | 1/28/2007 |
|---|---|---|---|---|---|---|
| NVIDIA Corporation | $100 | $15.53 | $35.27 | $ 34.95 | $ 70.64 | $ 96.14 |
| S & P 500 | $100 | $76.98 | $103.6 | $110.05 | $121.47 | $139.11 |
| S & P Semiconductors | $100 | $44.26 | $ 88.1 | $ 66.21 | $ 76.56 | $ 72.09 |

## ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with our financial statements and the notes thereto, and with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." The consolidated statement of income data for the years ended January 28, 2007, January 29, 2006, and January 30, 2005 and the consolidated balance sheet data as of January 28, 2007 and January 29, 2006 have been derived from and should be read in conjunction with our audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report on Form 10-K. The consolidated statement of income data for the year ended January 25, 2004 and the consolidated balance sheet data as of January 30, 2005, are derived from audited consolidated financial statements and the notes thereto which are not included in this Annual Report on Form 10-K. The consolidated statement of income data for the year ended January 26, 2003 and the consolidated balance sheet data as of January 25, 2004 and January 26, 2003 are derived from unaudited consolidated financial statements which are not included in this Annual Report on Form 10-K.

| | Year Ended | | | | |
|---|---|---|---|---|---|
| | January 28, 2007 [B, C] | January 29, 2006 [D] | January 30, 2005 | January 25, 2004 [E, F] | January 26, 2003 [G, H] |
| | (In thousands, except per share data) | | | | |
| **Consolidated Statement of Income Data:** | | | | | |
| Revenue | $3,068,771 | $2,375,687 | $2,010,033 | $1,822,945 | $1,909,447 |
| Income from operations | $ 453,452 | $ 336,664 | $ 95,176 | $ 49,788 | $ 82,201 |
| Net income | $ 448,834 | $ 301,176 | $ 88,615 | $ 48,630 | $ 50,901 |
| Basic net income per share | $ 1.27 | $ 0.89 | $ 0.27 | $ 0.15 | $ 0.17 |
| Diluted net income per share | $ 1.15 | $ 0.82 | $ 0.25 | $ 0.14 | $ 0.15 |
| Shares used in basic per share computation [A] | 352,404 | 339,380 | 332,124 | 321,848 | 307,026 |
| Shares used in diluted per share computation [A] | 391,504 | 365,704 | 351,624 | 344,108 | 331,654 |

| | January 28, 2007 | January 29, 2006 | January 30, 2005 | January 25, 2004 | January 26, 2003 |
|---|---|---|---|---|---|
| | (In thousands) | | | | |
| **Consolidated Balance Sheet Data:** | | | | | |
| Cash, cash equivalents and marketable securities | $1,117,850 | $ 950,174 | $ 670,045 | $ 604,043 | $1,028,413 |
| Total assets | $2,675,263 | $1,954,687 | $1,663,551 | $1,452,040 | $1,658,035 |
| Capital lease obligations, less current portion | $ — | $ — | $ — | $ 856 | $ 4,880 |
| Other long-term debt | $ — | $ — | $ — | $ — | $ 300,000 |
| Total stockholders' equity | $2,006,919 | $1,495,992 | $1,221,091 | $1,089,493 | $ 960,933 |
| Cash dividends declared per common share | $ — | $ — | $ — | $ — | $ — |

(A) Reflects a two-for-one stock-split effective April 6, 2006.

(B) Fiscal 2007 included a charge of $17.5 million associated with a confidential patent licensing arrangement.

(C) Fiscal 2007 included a charge of $13.4 million related to the write-off of acquired research and development expense from our purchase of PortalPlayer that had not yet reached technological feasibility and has no alternative future use.

(D) Fiscal 2006 included a charge of $14.2 million related to settlement costs associated with two litigation matters, 3dfx and American Video Graphics, LP, or AVG.

(E) Fiscal 2004 included a charge of $3.5 million related to the write-off of acquired research and development expense from our purchase of MediaQ, Inc., or MediaQ that had not yet reached technological feasibility and has no alternative future use.

(F) Fiscal 2004 included a charge of $13.1 million in connection with our convertible subordinated debenture redemption.

(G) Fiscal 2003 included $40.4 million in additional revenue related to our settlement of our arbitration with Microsoft regarding Xbox pricing.

(H) Fiscal 2003 included a charge for stock option exchange expenses of $61.8 million related to personnel associated with cost of revenue, for manufacturing personnel, research and development and sales, general and administrative of $6.2 million, $35.4 million and $20.2 million, respectively.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Item 1A. Risk Factors", "Item 6. Selected Financial Data", our Consolidated Financial Statements and related Notes thereto, as well as other cautionary statements and risks described elsewhere in this Annual Report on Form 10-K, before deciding to purchase, hold or sell shares of our common stock.



### Overview

### Our Company

NVIDIA Corporation is the worldwide leader in programmable graphics processor technologies. Our products are designed to enhance the end-user experience on consumer and professional computing devices. We have four major product-line operating segments: the graphics processing units, or GPU Business, media and communications processors, or MCP Business, Handheld GPU Business, and Consumer Electronics Business. Our GPU Business is composed of products that support desktop personal computers, or PCs, notebook PCs, professional workstations and other GPU-based products; our MCP Business is composed of NVIDIA nForce products that operate as a single-chip or chipset that provide system functions, such as high speed storage and network communications, and perform these operations independently from the host central processing unit, or CPU; our Handheld GPU Business is composed of products that support handheld personal digital assistants, or PDAs, cellular phones and other handheld devices; and our Consumer Electronics Business is concentrated in products that support video game consoles and other digital consumer electronics devices and is composed of our contractual arrangements with Sony Computer Entertainment, or SCE, to jointly develop a custom GPU for SCE's PlayStation3, sales of our Xbox-related products, revenue from our license agreement with Microsoft Corporation, or Microsoft, relating to the successor product to their initial Xbox gaming console, the Xbox360, and related devices.

Original equipment manufacturers, or OEMs, original design manufacturers, or ODMs, add-in-card manufacturers, system builders and consumer electronics companies worldwide utilize NVIDIA processors as a core component of their entertainment and business solutions. Our GPUs are designed to deliver superior performance and crisp visual quality for PC-based applications such as manufacturing, science, e-business, entertainment and education. Our MCPs perform highly demanding multimedia processing for secure broadband connectivity, communications and storage. Our handheld GPUs deliver an advanced visual experience by accelerating graphics and video applications while implementing design techniques that result in high performance and relatively low power consumption.

We were incorporated in California in April 1993 and reincorporated in Delaware in April 1998. Our headquarter facilities are in Santa Clara, California. Our Internet address is *www.nvidia.com*.

*Seasonality*

Our industry is largely focused on the consumer products market. Due to the seasonality in this market, we typically expect to see stronger revenue performance in the second half of the calendar year related to the back-to-school and holiday seasons.

### Fiscal 2007 Developments, Future Objectives and Challenges

*GPU Business*

The combination of our GeForce 6, GeForce 7 and GeForce 8 series of GPUs and our Scalable Link Interface, or SLI, technology has created a new class of gaming PCs and professional workstations. SLI technology takes advantage of the increased bandwidth of the peripheral component interconnect, or PCI,

Express bus architecture to allow up to four NVIDIA-based graphics cards to operate in a single PC or up to two NVIDIA-based graphics cards to operate in a notebook PC or professional workstation.

During the first quarter of fiscal 2007, we shipped eight new GeForce 7 series GPUs for desktop and notebook PCs, expanding the offering of products in the GeForce 7 GPU family. In March 2006, we shipped our first Quad SLI system for desktop PCs, enabling the use of four GPUs per system. We also shipped the GeForce Go 7800 GTX notebook GPU featuring SLI technology for notebook PCs.

During the second quarter of fiscal 2007, our NVIDIA GeForce Go notebook GPU product line achieved record revenue for the second consecutive quarter. In addition, our NVIDIA Quadro professional product line increased its revenue 27% from the second quarter of fiscal 2006. We transitioned from our NVIDIA GeForce 6600 to the NVIDIA GeForce 7600, which delivers almost a 100% performance increase at the same price point.

During the third quarter of fiscal 2007, we continued to experience growth in sales of our GeForce 7 series products, primarily in the mainstream and performance segments. Our NVIDIA GeForce Go notebook GPU product line achieved record revenue for the third consecutive quarter, primarily through increased sales in the notebook standalone GPU segment.

In June 2006, we shipped the GeForce 7950 GX2, which provides 2500x1600 resolution. This is the resolution of cinematic film, and brings the 16:9 panoramic experience of cinema to gaming. We also announced PureVideo High-Definition, or HD technology, a combination of hardware acceleration from an NVIDIA GPU, high definition movie player integration and High-Bandwidth Digital Content Protection, or HDCP, feature support, to enable manufacturers and consumers to build PCs that can play High-Definition Digital Video Disc, or HD DVD or Blu-ray movies.

In August 2006, we introduced the NVIDIA Quadro Plex 1000, the world's first dedicated Visual Computing System. The NVIDIA Quadro Plex 1000 offers scalability in a desktop or dense 3U rackmount configuration for professional applications such as those powering multiple streams of 4K high-definition video, 3D styling and design, scientific and medical visualization, oil and gas exploration, or visual simulation and training.

In November 2006, we introduced our GeForce 8 series GPUs, which is based on a unified shader architecture. Instead of separate vertex and pixel shading processors, the GeForce 8800 has 128 stream processors, operating at 1.35GHz, that can process either vertex or pixel shader programs. GeForce 8800 is also the world's first DX10 GPU. DX10 is a new Application Programming Interface, or API, for Microsoft Windows Vista, or Vista, and includes many new features. We also announced Compute Unified Device Architecture, or CUDA, a new mode of operation on GPUs where the computational power of the GPU can be utilized for computation-intensive applications.

During the fourth quarter of fiscal 2007, we extended our leadership share position in the notebook GPU segment to 58% share, according to the Mercury Research Fourth Quarter 2006 PC Graphics Report. Notebook GPU revenue grew over 120% year-over-year. Additionally, the NVIDIA Quadro professional product line achieved record revenue with a 24% revenue increase from the fourth quarter fiscal 2006.

*MCP Business*

In February 2006, we completed our acquisition of ULi Electronics, Inc., or ULi, a core logic developer for the PC industry. This acquisition represents our ongoing investment in our platform solution strategy and has strengthened our sales, marketing, and customer engineering presence in Taiwan and China.

In March 2006, we shipped our first integrated graphics processor, or IGP, core-logic solution for Advanced Micro Devices, Inc., or AMD, based notebook PCs—the GeForce Go 6100 GPU and NVIDIA nForce Go 430

MCP. This core logic solution is the industry's first high-definition IGP to provide hardware accelerated H.264 high-definition video playback.

In May 2006, we shipped our NVIDIA nForce 590 SLI, a high-performance motherboard solution for x86 PC platforms, including those based on socket AM2 processors by AMD. The NVIDIA nForce 590 SLI can utilize the power of up to four NVIDIA GeForce GPUs for HD gaming.

In June 2006, we introduced the NVIDIA nForce 590 SLI for Intel Core2 Duo and Core 2 Extreme CPUs.

In November 2006, we introduced our new NVIDIA nForce 680i SLI MCPs, which deliver performance for Intel Corporation, or Intel, CPUs and are designed specifically for enthusiasts with features such as SLI, Dual Net Gigabit Ethernet, and MediaShield RAID. The introduction of our NVIDIA nForce 680i SLI MCPs extends our nForce products for Intel Corporation, or Intel's, CPUs with a performance platform for Intel's Core2 Duo and new Core 2 Quad CPUs.

During the fourth quarter of fiscal 2007, the NVIDIA nForce MCP product line achieved record revenue for its tenth consecutive quarter. NVIDIA nForce MCP revenue grew 16% sequentially from the third quarter fiscal 2007 and 89% year-over-year. Our MCP growth was driven in part by increased adoption of our NVIDIA nForce notebook solutions by large PC manufacturers.

For fiscal 2008, our key growth objectives for our MCP Business are to deliver new motherboard products for the Intel CPU segment and maintain our leadership positions on AMD platforms. We believe that Intel-based consumers will demand NVIDIA-branded graphics and system performance.

*Handheld GPU Business*

In March 2006, NVIDIA and Intel announced a collaboration to bring a 3D gaming and multimedia platform to handheld devices. The collaboration combines the NVIDIA GoForce family of handheld GPUs with Intel processors to deliver a development platform to content developers.

Our GoForce handheld GPUs ship in the Motorola 3G RAZR V3X, SLVR L6i, SLVR L7i, MOTORAZR Maxx, and Sony Ericsson Walkman phones. Our newest handheld GPU, the NVIDIA GoForce 5500 GPU, has been designed into Digital Video Broadcast—Handheld, or DVB-H, phones in North America, Europe, and Integrated Services Digital Broadcasting—Terrestrial, or ISDB-T, in Japan.

In March 2006, we acquired Hybrid Graphics Ltd., or Hybrid Graphics, a developer of embedded 2D and 3D graphics software for handheld devices.

In June 2006, we launched our MobileMedia Platform for handheld devices running Windows Mobile 5.0. The MobileMedia Platform is a development kit, containing both software and hardware components, that enables handheld manufacturers to design and release digital media-rich devices with Windows Mobile 5.0.

In January 2007, we completed our acquisition of PortalPlayer, Inc., or PortalPlayer. Until recently, our Handheld GPU strategy has been to focus on establishing ourselves in the market as the leader of multimedia technology by leveraging our expertise in graphics, video, and image processing. With the acquisition of PortalPlayer's expertise in building low power application processors for personal media players, or PMPs, we are now focused on delivering Systems-On-A-Chip, or SOCs, that combine our application processors and GPUs. We expect SOCs such as these to power next generation smart phone and PMP devices.

*Consumer Electronics Business*

We record license revenue from our initial agreement with SCE to jointly develop a custom GPU for SCE's PlayStation 3 computer entertainment system, as well as from certain additional agreements with them. In addition, we record royalty revenue from SCE based on per unit sales of the PlayStation 3, which was launched by SCE in November 2006.

*Gross Margin Improvement*

We continue to remain focused on improving our gross margin. Beginning in fiscal 2005, we implemented profit improvement initiatives across our company which were designed to improve business and operational processes. During fiscal 2007, our gross margin was 42.4%, which represents an increase of over 410 basis points from our gross margin of 38.3% for fiscal 2006. Our gross margin was 38.3% for fiscal 2006, which represents an increase of 610 basis points from our gross margin of 32.2% for fiscal 2005. We will continue to focus on improving our gross margin during fiscal 2008.

*Restatement*

On November 29, 2006, we restated our previously-issued financial statements for fiscal years 2004 through 2006, and for the first quarter of fiscal 2007, together with selected financial statement items for earlier years, to correct errors related to accounting for stock-based compensation expense. In June 2006, the Audit Committee of the Board of NVIDIA, or the Audit Committee, began a review of our stock option practices based on the results of an internal review voluntarily undertaken by management. The Audit Committee, with the assistance of outside legal counsel, completed its review on November 13, 2006 when the Audit Committee reported its findings to our Board of Directors, or the Board. The review covered option grants to all employees, directors and consultants for all grant dates during the period from our initial public offering in January 1999 through June 2006. Based on the findings of the Audit Committee and our internal review, we identified a number of occasions on which we used an incorrect measurement date for financial accounting and reporting purposes. These errors resulted primarily from our use during our fiscal years 2000, 2001 and 2002, of certain date selection methods discussed below which resulted in employees receiving options with stated exercise prices lower than the market prices as measured based upon the actual grant dates. We ceased using such practices beginning in our fiscal year 2003. The Audit Committee found that, beginning in our fiscal year 2003, we improved our stock option grant processes and have generally granted and priced our employee stock options in an objective and consistent manner since that time. However, for one Company-wide annual stock option grant we made in fiscal 2004, we did not finalize the number of options allocated to each employee as of the stated grant date in May 2003, which resulted in stock-based compensation charges due to the change in the measurement date to the date the grants were finalized. The Audit Committee's review did not identify any additional stock-based compensation charges from measurement date issues subsequent to that fiscal 2004 grant.

As a result of the measurement date errors identified from the Audit Committee's review, through January 29, 2006, we recorded aggregate non-cash stock-based compensation charges of $127.4 million, net of related tax effects. The errors resulted in after-tax charges of $1.4 million and $11.7 million for our fiscal years 2006 and 2005, respectively. Additionally, the cumulative effect of the related after-tax charges for periods prior to our fiscal year ended January 30, 2005 was $114.2 million. These additional stock-based compensation expense charges were non-cash and had no impact on our reported revenue, cash, cash equivalents or marketable securities for each of the restated periods. These charges were based primarily on Accounting Principles Board Opinion No. 25, or APB No. 25, *Accounting for Stock Issued to Employees* (intrinsic value-based) charges and associated payroll taxes of $199.6 million on a pre-tax basis, which were amortized over the vesting term of the stock options in accordance with Financial Accounting Standards Board Interpretation No. 28, or FIN 28, *Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans*. We amortized a substantial portion of these charges to expense during our fiscal years 2000 to 2006.

The types of errors we identified generally fell into the following categories:

*Improper Measurement Dates for Company-Wide Annual or Retention Stock Option Grants.* We determined that, in connection with certain annual or retention stock option grants that we made to employees during our fiscal years 2000, 2001, 2002, 2003 and 2004, the final number of shares that an individual employee was entitled to receive was not determined and/or the proper approval of the related stock option grant had not been given until after the stated grant date. Therefore, the measurement date for such options for accounting purposes was actually subsequent to the stated grant date, resulting in new measurement dates for the related options.

*Improper Measurement Dates for Stock Option Grants during Fiscal Years 2001 and 2002.* In connection with stock option grants that we made to newly-hired employees (and, to a much lesser degree, retention grants to existing employees) during fiscal years 2001 and 2002, our practice was to grant stock options with an exercise price based upon the lowest closing price of our common stock in the last few days of the month of hire or the last few days of any subsequent month in the quarter of hire. The selection of the grant date of the related option grants would be made at the end of the fiscal quarter and was based on achieving the lowest exercise price for the affected employees. As a result of these practices, the measurement date for such options for accounting purposes was actually subsequent to the stated grant date, resulting in new measurement dates for the related options.

*Improper Measurement Dates for Stock Option Grants during Fiscal Year 2000.* In connection with certain stock option grants to newly-hired employees (and, to a much lesser degree, retention grants to existing employees) during a portion of fiscal year 2000, our practice was to delay the selection of the related grant dates until the end of a two-month period in the fiscal quarter during which the employees who received the grants began their employment with NVIDIA. As a result of this practice, the exercise price of the related option grants was not determined until subsequent to the stated grant date. We also determined that, during fiscal year 2000, we generally set the grant date and exercise price of employee option grants for new hires and promotions at the lowest price of the last few business days of the month of their hire or promotion (or of the following month in certain two-month periods that were chosen for an indeterminate reason). As a result of these practices, the measurement date for such options for accounting purposes was actually subsequent to the stated grant date, resulting in new measurement dates for the related options. In addition, we also determined that the exercise price or the number of options to be granted had not been determined, or the proper approval had not been given, for various other miscellaneous option grants during fiscal year 2000 until after the stated grant date—resulting in new measurement dates for accounting purposes for the related options.

*Other Issues Identified.* We also identified instances where stock option grants did not comply with applicable terms and conditions of the stock plans from which the grants were issued. For example, two grants were made to officers of NVIDIA by the chief executive officer under delegated authority; however, under the terms of the applicable plan, the option grant should have been made by our Board or the Compensation Committee. There were also instances where (1) option grants were made to a small group of employees who joined NVIDIA pursuant to a business combination, and to a few other employees in certain instances, with stated exercise prices below the fair market value of our common stock on the actual measurement date of the related grants; and (2) option grants were made to a few individuals who were contractors rather than employees, without recording the appropriate accounting charges. In addition, the Audit Committee did not find any evidence that these violations were committed for improper purposes.

The following table reconciles share-based compensation previously recorded, the impact of these errors, by type, to the total restated share-based compensation for all periods impacted:

| | Three Months Ended April 30, 2006 | For the Fiscal Years Ended 2006 | 2005 | 2004 | 2003 | 2002 | 2001 | 2000 | Total Compensation Expense |
|---|---|---|---|---|---|---|---|---|---|
| | (In thousands) | | | | | | | | |
| Restatement adjustments: | | | | | | | | | |
| Improper measurement dates for company-wide annual or retention stock option grants | $ 1,860 | $ 5,719 | $17,468 | $ 31,387 | $ 27,051 | $ 21,390 | $ 9,230 | $1,177 | $115,282 |
| Improper measurement dates for stock option grants during fiscal years 2001 and 2002 | 115 | 233 | 2,039 | 6,239 | 32,082 | 23,079 | 6,454 | — | 70,241 |
| Improper measurement dates for stock option grants during fiscal year 2000 | (1,738) | (3,163) | (1,608) | 1,398 | 2,612 | 5,781 | 4,230 | 726 | 8,238 |
| Other issues identified | (1,061) | 644 | 518 | 1,345 | 40 | 2,750 | 699 | 39 | 4,974 |
| Additional compensation expense | (824) | 3,433 | 18,417 | 40,369 | 61,785 | 53,000 | 20,613 | 1,942 | 198,735 |
| Tax related effects | 140 | (2,023) | (6,676) | (14,580) | (21,887) | (18,477) | (7,824) | (723) | (72,050) |
| Impact of restatement adjustments on income (loss) before change in accounting principle | (684) | 1,410 | 11,741 | 25,789 | 39,898 | 34,523 | 12,789 | 1,219 | 126,685 |
| Cumulative effect of change in accounting principle, net of tax | (704) | — | — | — | — | — | — | — | (704) |
| Impact of restatement adjustments on net income (loss) | $(1,388) | $ 1,410 | $11,741 | $ 25,789 | $ 39,898 | $ 34,523 | $12,789 | $1,219 | $125,981 |
| Reconciliation: | | | | | | | | | |
| Stock-based compensation, as originally recorded | $23,049 | $ 1,096 | $ 1,337 | $ 672 | $ (156) | $ 6 | $ 112 | $ 662 | $ 26,778 |
| Restatement adjustments: | | | | | | | | | |
| Additional compensation expense | (824) | 3,433 | 18,417 | 40,369 | 61,785 | 53,000 | 20,613 | 1,942 | 198,735 |
| Stock-based compensation, as restated | $22,225 | $ 4,529 | $19,754 | $ 41,041 | $ 61,629 | $ 53,006 | $20,725 | $2,604 | $225,513 |

## Critical Accounting Policies and Estimates

Management's discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, cost of revenue, expenses and related disclosure of contingencies. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, accounts receivable, inventories, income taxes, and goodwill. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

We believe the following critical accounting policies affect our significant judgments and estimates used in the preparation of our consolidated financial statements. Our management has discussed the development and selection of these critical accounting policies and estimates with the Audit Committee of our Board. The Audit Committee has reviewed our disclosures relating to our critical accounting policies and estimates in this Annual Report on Form 10-K.


Form 10-K

*Revenue Recognition*

Product Revenue

We recognize revenue from product sales when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed and determinable and collection is reasonably assured. For most sales, we use a binding purchase order and in certain cases we use a contractual agreement as evidence of an arrangement. We consider delivery to occur upon shipment provided title and risk of loss have passed to the customer. At the point of sale, we assess whether the arrangement fee is fixed and determinable and whether collection is reasonably assured. If we determine that collection of a fee is not reasonably assured, we defer the fee and recognize revenue at the time collection becomes reasonably assured, which is generally upon receipt of payment.

Our policy on sales to distributors is to defer recognition of revenue and related cost of revenue until the distributors resell the product.

We record estimated reductions to revenue for customer programs at the time revenue is recognized. Our customer programs primarily involve rebates, which are designed to serve as sales incentives to resellers of our products in various target markets. We account for rebates in accordance with Emerging Issues Task Force Issue 01-9, or EITF 01-9, *Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)* and, as such, we accrue for 100% of the potential rebates and do not apply a breakage factor. Rebates typically expire six months from the date of the original sale, unless we reasonably believe that the customer intends to claim the rebate. Unclaimed rebates are reversed to revenue upon expiration of the rebate.

Our customer programs also include marketing development funds, or MDFs. We account for MDFs as either a reduction of revenue or an operating expense in accordance with EITF 01-9. MDFs represent monies paid to retailers, system builders, OEMs, distributors and add-in card partners that are earmarked for market segment development and expansion and typically are designed to support our partners' activities while also promoting NVIDIA products. If market conditions decline, we may take actions to increase amounts offered under customer programs, possibly resulting in an incremental reduction of revenue at the time such programs are offered.

We also record a reduction to revenue by establishing a sales return allowance for estimated product returns at the time revenue is recognized, based primarily on historical return rates. However, if product returns for a particular fiscal period exceed historical return rates we may determine that additional sales return allowances are required to properly reflect our estimated exposure for product returns.

License and Development Revenue

For license arrangements that require significant customization of our intellectual property components, we generally recognize this license revenue using the percentage-of-completion method of accounting over the period that services are performed. For all license and service arrangements accounted for under the percentage-of-completion method, we determine progress to completion based on actual direct labor hours incurred to date as a percentage of the estimated total direct labor hours required to complete the project. We periodically evaluate the actual status of each project to ensure that the estimates to complete each contract remain accurate. A provision for estimated losses on contracts is made in the period in which the loss becomes probable and can be reasonably estimated. To date, we have not recorded any such losses. Costs incurred in advance of revenue recognized are recorded as deferred costs on uncompleted contracts. If the amount billed exceeds the amount of revenue recognized, the excess amount is recorded as deferred revenue. Revenue recognized in any period is dependent on our progress toward completion of projects in progress. Significant management judgment and discretion are used to estimate total direct labor hours. Any changes in or deviations from these estimates could have a material effect on the amount of revenue we recognize in any period.

*Accounts Receivable*

We maintain an allowance for doubtful accounts receivable for estimated losses resulting from the inability of our customers to make required payments. Management determines this allowance, which consists of an amount identified for specific customer issues as well as an amount based on general estimated exposure. Our overall estimated exposure excludes significant amounts that are covered by credit insurance and letters of credit. If the financial condition of our customers, the financial institutions providing letters of credit, or our credit insurance carrier were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required that could adversely affect our operating results. Furthermore, there can be no assurance that we will be able to obtain credit insurance in the future. Our current credit insurance agreement expires on December 31, 2007.

As of January 28, 2007, our allowance for doubtful accounts receivable was $1.3 million and our gross accounts receivable balance was $534.4 million. Of the $534.4 million, $150.3 million was covered by credit insurance and $19.8 million was covered by letters of credit. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required and we may have to record additional reserves or write-offs on certain sales transactions in the future. As a percentage of our gross accounts receivable balance, our allowance for doubtful accounts receivable has ranged between 0.2% and 0.4% during fiscal years 2007 and 2006. Factors impacting the allowance include the level of gross receivables, the financial condition of our customers and the extent to which balances are covered by credit insurance or letters of credit. As of January 28, 2007, our allowance for doubtful accounts receivable represented 0.2% of our gross accounts receivable balance. If our allowance for doubtful accounts receivable balance had been recorded at the high end of the range, at 0.4% of our gross receivable balance, then our allowance for doubtful accounts receivable balance at January 28, 2007, would have been approximately $2.4 million, rather than the actual balance of $1.3 million.

*Inventories*

Inventory cost is computed on an adjusted standard basis; which approximates actual cost on an average or first-in, first-out basis. We write down our inventory for estimated lower of cost or market, obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand, future product purchase commitments, estimated manufacturing yield levels and market conditions. If actual market conditions are less favorable than those projected by management, or if our future product purchase commitments to our suppliers exceed our forecasted future demand for such products, additional future inventory write-downs may be required that could adversely affect our operating results. If actual market conditions are more favorable, we may have higher gross margins when products are sold. Sales to date of such products have not had a significant impact on our gross margin. As of January 28, 2007, our inventory reserve was $39.7 million. As a percentage of our gross inventory balance, our inventory reserve has ranged between 8.9% and 15.9% during fiscal years 2007 and 2006. As of January 28, 2007, our inventory reserve represented 10.1% of our gross inventory balance. If our inventory reserve balance had been recorded at the high end of the range, at 15.9% of our gross inventory balance, then our inventory reserve balance at January 28, 2007, would have been approximately $62.8 million, rather than the actual balance of $39.7 million. Inventory reserves once established are not reversed until the related inventory has been sold or scrapped.

*Income Taxes*

Statement of Financial Accounting Standards No. 109, or SFAS No. 109, *Accounting for Income Taxes*, establishes financial accounting and reporting standards for the effect of income taxes. In accordance with SFAS No. 109, we recognize federal, state and foreign current tax liabilities or assets based on our estimate of taxes payable or refundable in the current fiscal year by tax jurisdiction. We also recognize federal, state and foreign deferred tax assets or liabilities, as appropriate, for our estimate of future tax effects attributable to temporary differences and carryforwards; and we record a valuation allowance to reduce any deferred tax assets by the amount of any tax benefits that, based on available evidence and judgment, are not expected to be realized.


Form 10-K

United States income tax has not been provided on earnings of our non-U.S. subsidiaries to the extent that such earnings are considered to be permanently reinvested.

Our calculation of current and deferred tax assets and liabilities is based on certain estimates and judgments and involves dealing with uncertainties in the application of complex tax laws. Our estimates of current and deferred tax assets and liabilities may change based, in part, on added certainty or finality to an anticipated outcome, changes in accounting standards or tax laws in the United States, or foreign jurisdictions where we operate, or changes in other facts or circumstances. In addition, we recognize liabilities for potential United States and foreign income tax contingencies based on our estimate of whether, and the extent to which, additional taxes may be due. If we determine that payment of these amounts is unnecessary or if the recorded tax liability is less than our current assessment, we may be required to recognize an income tax benefit or additional income tax expense in our financial statements, accordingly.

As of January 28, 2007, we had a valuation allowance of $68.6 million. Of the total valuation allowance, $3.7 million relates to state tax attributes acquired in certain acquisitions for which realization of the related deferred tax assets was determined not likely to be realized due, in part, to potential utilization limitations as a result of stock ownership changes, and $64.9 million relates to state deferred tax assets that management determined not likely to be realized due, in part, to projections of future taxable income. To the extent realization of the deferred tax assets related to certain acquisitions becomes probable, recognition of these acquired tax benefits would first reduce goodwill to zero, then reduce other non-current intangible assets related to the acquisition to zero with any remaining benefit reported as a reduction to income tax expense. To the extent realization of the deferred tax assets related to state tax benefits becomes probable, we would recognize an income tax benefit in the period such asset is more likely than not to be realized.

As of January 28, 2007, with the adoption of Statement of Financial Accounting Standards No. 123(R), or SFAS No. 123(R), *Share Based Payment*, we have derecognized both deferred tax assets for the excess of tax benefit related to stock-based compensation, reflected in our federal and state net operating loss and research tax credit carryforwards, and the offsetting valuation allowance. Consistent with prior years, the excess tax benefit reflected in our net operating loss and research tax credit carryforwards, in the amount of $344.9 million as of January 28, 2007, will be accounted for as a credit to stockholders' equity, if and when realized. In determining if and when excess tax benefits have been realized, we have elected to do so on a "with-and-without" approach with respect to such excess tax benefits. We have also elected to ignore the indirect tax effects of stock-based compensation deductions for financial and accounting reporting purposes, and specifically to recognize the full effect of the research tax credit in income from continuing operations.

*Goodwill*

Our impairment review process compares the fair value of the reporting unit in which the goodwill resides to its carrying value. We determined that our reporting units are equivalent to our operating segments for the purposes of completing our Statement of Financial Accounting Standards No. 142, or SFAS No. 142, *Goodwill and Other Intangible Assets*, impairment test. We utilize a two-step approach to testing goodwill for impairment. The first step tests for possible impairment by applying a fair value-based test. In computing fair value of our reporting units, we use estimates of future revenues, costs and cash flows from such units. The second step, if necessary, measures the amount of such an impairment by applying fair value-based tests to individual assets and liabilities. We elected to perform our annual goodwill impairment review during the fourth quarter of each fiscal year. We completed our most recent annual impairment test during the fourth quarter of fiscal 2007 and concluded that there was no impairment. However, future events or circumstances may result in a charge to earnings in future periods due to the potential for a write-down of goodwill in connection with such tests.

*Stock-based Compensation*

Effective January 30, 2006, we adopted the provisions of SFAS No. 123(R) which establishes accounting for stock-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured at grant date, based on the fair value of the awards, and is recognized as expense over the requisite employee service period. Stock-based compensation expense recognized during fiscal 2007 was $116.7 million, which consisted of stock-based compensation expense related to stock options and our employee stock purchase plan. Please refer to Note 2 of the Notes to Consolidated Financial Statements for further information.

We elected to adopt the modified prospective application method beginning January 30, 2006 as provided by SFAS No. 123(R). We recognize stock-based compensation expense using the straight-line attribution method. We estimate the value of employee stock options on the date of grant using a lattice-binomial model. Prior to the adoption of SFAS No. 123(R), we recorded stock-based compensation expense equal to the amount that would have been recognized if the fair value method was used, for the purpose of the pro forma financial information provided in accordance with Statement of Financial Accounting Standards No. 123, or SFAS No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosures*.

At the beginning of fiscal 2006, we transitioned from a Black-Scholes model to a binomial model for calculating the estimated fair value of new stock-based compensation awards granted under our stock option plans. The determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, vesting schedules, death and disability probabilities, expected volatility and risk-free interest. Our management determined that the use of implied volatility is expected to be more reflective of market conditions and, therefore, could reasonably be expected to be a better indicator of our expected volatility than historical volatility. The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of our employee stock options. The dividend yield assumption is based on the history and expectation of dividend payouts. We began segregating options into groups for employees with relatively homogeneous exercise behavior in order to calculate the best estimate of fair value using the binomial valuation model.

Using the lattice-binomial model, the fair value of the stock options granted under our stock option plans have been estimated using the following assumptions during the year ended January 28, 2007:

| | |
|---|---|
| Weighted average expected life of stock options (in years) | 3.6 - 5.1 |
| Risk free interest rate | 4.7% - 5.1% |
| Volatility | 39% - 51% |
| Dividend yield | — |

For our employee stock purchase plan we continue to use the Black-Scholes model. The fair value of the shares issued under the employee stock purchase plan has been estimated using the following assumptions during year ended January 28, 2007:

| | |
|---|---|
| Weighted average expected life of stock options (in years) | 0.5 - 2.0 |
| Risk free interest rate | 1.6% - 5.2% |
| Volatility | 30% - 47% |
| Dividend yield | — |

SFAS No. 123(R) also requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience. If factors change and we employ different assumptions in the application of SFAS No. 123(R) in future periods, the compensation expense that we record under SFAS No. 123(R) may differ significantly from what we have recorded in the current period.

*Litigation, Investigation and Settlement Costs*

From time to time, we are involved in legal actions and/or investigations by regulatory bodies. We are aggressively defending our current litigation matters. However, there are many uncertainties associated with any litigation or investigations, and we cannot be certain that these actions or other third-party claims against us will be resolved without costly litigation, fines and/or substantial settlement payments. If that occurs, our business, financial condition and results of operations could be materially and adversely affected. If information becomes available that causes us to determine that a loss in any of our pending litigation, investigations or settlements is probable, and we can reasonably estimate the loss associated with such events, we will record the loss in accordance with accounting principles generally accepted in the United States. However, the actual liability in any such litigation or investigations may be materially different from our estimates, which could require us to record additional costs.

**Results of Operations**

The following table sets forth, for the periods indicated, certain items in our consolidated statements of income expressed as a percentage of revenue.

| | Year Ended | | |
|---|---|---|---|
| | January 28, 2007 | January 29, 2006 | January 30, 2005 |
| Revenue | 100.0% | 100.0% | 100.0% |
| Cost of revenue | 57.6 | 61.7 | 67.8 |
| Gross profit | 42.4 | 38.3 | 32.2 |
| Operating expenses: | | | |
| Research and development | 18.0 | 15.0 | 17.3 |
| Sales, general and administrative | 9.6 | 8.5 | 10.2 |
| Settlement costs | — | 0.6 | — |
| Total operating expenses | 27.6 | 24.1 | 27.5 |
| Income from operations | 14.8 | 14.2 | 4.7 |
| Interest and other income, net | 1.3 | 0.8 | 0.6 |
| Income before income tax expense | 16.1 | 15.0 | 5.3 |
| Income tax expense | 1.5 | 2.3 | 0.9 |
| Net income | 14.6% | 12.7% | 4.4% |

*Fiscal Years Ended January 28, 2007, January 29, 2006, and January 30, 2005.*

***Revenue***

We report financial information for four product-line operating segments to our Chief Executive Officer, who is considered to be our chief operating decision maker, as follows: the GPU Business, the MCP Business, the Handheld GPU Business, and the Consumer Electronics Business. Revenue in the "All Other" category is primarily derived from sales of memory devices. Please refer to Note 14 of our Notes to Consolidated Financial Statements for further information.

Fiscal 2005 was a 53-week year, compared to fiscal years 2007 and 2006 which were 52-week years, and we believe that this extra week may have had a positive impact on our revenue in fiscal 2005. However, we are not able to quantify the effect of the slightly longer year on our fiscal 2005 revenue.

**Fiscal Year 2007 vs. Fiscal Year 2006**

Revenue was $3.07 billion for fiscal 2007, compared to $2.38 billion for fiscal 2006, which represents an increase of 29.2%. A discussion of our revenue results for each of our operating segments is as follows:

*GPU Business.* GPU Business revenue increased by 20.3% to $1.99 billion for fiscal 2007, compared to $1.66 billion for fiscal 2006. The increase was a result of increased sales of our desktop GPU products, notebook products and our NVIDIA professional workstation products. The increase in sales of our desktop GPU products was led by our GeForce 7-based and GeForce 8-based products that serve the high-end segment. Sales of our NVIDIA notebook products improved due to an increased mix of GeForce 7-based products, shipping for notebook PC design wins based on Intel's Napa platform. This increase in sales was slightly offset by a decrease in average selling prices. Our NVIDIA professional workstation product sales increased due to an increase in unit shipments, offset by a slight decrease in average selling prices.

*MCP Business.* MCP Business revenue was $661.5 million for fiscal 2007, compared to $352.3 million for fiscal 2006, which represents an increase of 87.8%. The overall increase in MCP business revenue is primarily due to sales of newer NVIDIA nForce4 products, NVIDIA nForce5 products, integrated AMD-based desktop products, and integrated Intel-based desktop products, which began shipping after the second quarter of fiscal 2007. In addition, revenue also increased as a result of our acquisition of ULi in February 2006.

*Handheld GPU Business.* Handheld GPU Business revenue was $108.5 million for fiscal 2007, compared to $58.7 million for fiscal 2006, which represents an increase of 84.7%. The overall increase in Handheld GPU Business revenue is due to an increase in unit sales of high-end feature cellular phone and PDA products.

*Consumer Electronics Business.* Consumer Electronics Business revenue was $96.3 million for fiscal 2007, compared to $167.4 million for fiscal 2006, which represents a decrease of 42.5%. This decrease is a result of discontinued sales of our Xbox-related products to Microsoft, partially offset by revenue recognized from our contractual development arrangements. We recognized revenue from the sale of our Xbox-related products to Microsoft for the last time during the second quarter of fiscal 2006. During fiscal 2007, we recognized $92.9 million of revenue from our contractual arrangements with SCE for its PlayStation3, compared to $49.0 million of revenue recognized during fiscal 2006.

For the first quarter of fiscal 2008, we expect a seasonal decline associated with the PC business. Although we believe our market and competitive position in each of our business units continues to be strong, there are no significant industry growth drivers to offset seasonality. Microsoft's next generation operating system, Microsoft Windows Vista, or Vista, has shipped. We believe that Vista is the first operating system to present, as a standard, the power of the GPU to all applications and that, in the future, a significant percentage of PCs will have Vista. With Vista, DX10, and HD/Blu-ray DVD as the technologies for PCs for the coming year, we believe that 3D graphics will become a central part of the computing experience and that the GPU will be more important than ever. However, to date we have not seen a significant impact from the launch of Vista.

**Fiscal Year 2006 vs. Fiscal Year 2005**

Revenue was $2.38 billion for fiscal 2006, compared to $2.01 billion for fiscal 2005, which represents an increase of 18.2%. A discussion of our revenue results for each of our operating segments is as follows:



*GPU Business.* GPU Business revenue increased by 22.9% to $1.66 billion for fiscal 2006 compared to $1.35 billion for fiscal 2005. The increase was the result of increased sales of our GeForce 6 and GeForce 7 families of desktop GPUs that serve the high-end GPU segment, offset by a slight decline in sales of our mainstream GPU products. In addition, sales of our NVIDIA Quadro professional workstation products and notebook products continued to improve due to an increased mix of GeForce 6-based and GeForce 7-based products, which resulted in an increase in average selling prices.

*MCP Business.* MCP Business revenue was $352.3 million for fiscal 2006, compared to $175.7 million for fiscal 2005, which represents an increase of 100.6%. The overall increase in MCP Business revenue is primarily due to increased sales of NVIDIA nForce4 products, which we began selling during the fourth quarter of fiscal 2005, and an increase in average selling prices. The overall increase was offset by a decrease in sales of NVIDIA nForce3 and NVIDIA nForce2 products.

*Handheld GPU Business.* Handheld GPU Business revenue was $58.7 million for fiscal 2006, compared to $45.9 million for fiscal 2005, which represents an increase of 27.9%. The overall increase in Handheld GPU Business revenue is due to an increase in average selling prices of high-end feature phone products and revenue recognized as a result of a development contract.

*Consumer Electronics Business.* Consumer Electronics Business revenue was $167.4 million for fiscal 2006, compared to $260.0 million for fiscal 2005, which represents a decrease of 35.6%. The decrease in our Consumer Electronics Business is a result of decreased and discontinued sales of our Xbox-related products to Microsoft, partially offset by revenue recognized from our contractual arrangement with SCE. During the first quarter of fiscal 2006, Microsoft indicated that it would not order any more Xbox-related products from us after our second fiscal quarter. As a result, we recognized revenue from the sale of our Xbox-related products to Microsoft for the last time during the second quarter of fiscal 2006. During fiscal 2006, we recognized $49.0 million of revenue from our contractual arrangements with SCE to jointly develop a custom GPU for SCE's PlayStation3. No such revenue was recognized during our fiscal 2005 as our definitive agreement with SCE was not executed until the first quarter of fiscal 2006.

**Concentration of Revenue**

Revenue from sales to customers outside of the United States and other Americas accounted for 83.6%, 84.0% and 75.9% of total revenue for fiscal 2007, 2006, and 2005, respectively. Revenue by geographic region is allocated to individual countries based on the location to which the products are initially billed even if the foreign contract equipment manufacturers, or CEMs', add-in board and motherboard manufacturers' revenue is attributable to end customers in a different location. The increase in the percentage of revenue from sales to customers outside of the United States and other Americas for fiscal 2006 as compared to fiscal 2005 was primarily due to discontinued sales of XGPUs and MCPs used in the Microsoft Xbox product during fiscal 2006, which were billed to Microsoft in the United States.

Sales to our significant customers accounted for approximately 12% of our total revenue from one customer during fiscal year 2007, 26% of our total revenue from two customers during fiscal year 2006, and 31% of our total revenue from two customers during fiscal year 2005.

*Gross Profit*

Gross profit consists of total revenue, net of allowances, less cost of revenue. Cost of revenue consists primarily of the cost of semiconductors purchased from subcontractors, including wafer fabrication, assembly, testing and packaging, manufacturing support costs, including labor and overhead associated with such purchases, final test yield fallout, inventory provisions and shipping costs. Cost of revenue also includes development costs for license and service arrangements. Gross margin is the percentage of gross profit to revenue. Our gross margin can vary in any period depending on the mix of types of products sold. Our gross margin was 42.4%, 38.3%, and 32.2% for fiscal years 2007, 2006 and 2005, respectively. A discussion of our gross margin results for each of our operating segments is as follows:

**Fiscal Year 2007 vs. Fiscal Year 2006**

*GPU Business.* The gross margin of our GPU Business increased during fiscal 2007 as compared to fiscal 2006, primarily due to the sale of our GeForce 8 series GPUs and increased sales of our GeForce 7 series GPUs, which collectively accounted for approximately 70% of our GPU Business revenue. Our GeForce 8 and our GeForce 7 series GPUs generally have higher gross margins than our previous generations of GPUs.

*MCP Business.* The gross margin of our MCP Business decreased during fiscal 2007 as compared to fiscal 2006, primarily due to a shift in product mix to higher volumes of integrated AMD-based desktop products which have experienced lower gross margins than our discrete MCP products, and inventory reserves that we recorded as a charge to cost of revenue that primarily related to purchase commitments that we believed had exceeded future demand.

*Handheld GPU Business.* The gross margin of our Handheld GPU Business increased during fiscal 2007 as compared to fiscal 2006, primarily due to an increase in unit sales of high-end feature cellular phone and PDA products which generally have higher gross margins than our previous Handheld GPU products.

*Consumer Electronics Business.* The gross margin of our Consumer Electronics Business increased during fiscal 2007 as compared to fiscal 2006, primarily due to license and royalty revenue from our contractual development arrangements that have higher gross margins compared to the gross margin of Xbox products shipped in fiscal 2006.

**Fiscal Year 2006 vs. Fiscal Year 2005**

*GPU Business.* The gross margin of our GPU Business increased during fiscal 2006 as compared to fiscal 2005, primarily due to the sale of our GeForce 7 series GPUs and increased sales of our GeForce 6 series GPUs, which collectively accounted for approximately 78% of our fiscal 2006 GPU Business revenue. Our GeForce 7 and our GeForce 6 series GPUs generally have higher gross margins than our GeForce FX series GPUs which comprised 53% of our fiscal 2005 GPU Business revenue. In addition, average selling prices from our notebook GeForce 7 and GeForce 6 series GPU products increased as a larger percentage of our total notebook revenue during fiscal 2006 as compared to fiscal 2005.

*MCP Business.* The gross margin of our MCP Business increased during fiscal 2006 as compared to fiscal 2005, primarily due to the increase in revenue from sales of our NVIDIA nForce3 and NVIDIA nForce4 products, which to date have experienced higher gross margins than previous generations of NVIDIA nForce products.

*Handheld GPU Business.* The gross margin of our Handheld GPU Business increased during fiscal 2006 as compared to fiscal 2005, primarily due to the inventory write-off of certain handheld products in the third quarter of fiscal 2005.

*Consumer Electronics Business.* The gross margin of our Consumer Electronics Business increased during fiscal 2006 as compared to fiscal 2005, primarily due to the reduction of die costs for Xbox-related products, and the recognition of revenue from our contractual arrangements with SCE to jointly develop a custom GPU for SCE's PlayStation3.

## Consolidated Gross Margin

The improvement in our gross margin reflects our continuing focus on delivering cost effective product architectures, enhancing business processes and delivering profitable growth. We expect gross margin to remain flat or improve slightly during the first quarter of fiscal 2008.

### *Operating Expenses*

*Research and Development*

| | Year Ended | | | | Year Ended | | | |
|---|---|---|---|---|---|---|---|---|
| | Jan. 28, 2007 | Jan. 29, 2006 | $ Change | % Change | Jan. 29, 2006 | Jan. 30, 2005 | $ Change | % Change |
| | (In millions) | | | | (In millions) | | | |
| **Research and Development:** | | | | | | | | |
| Salaries and benefits | $280.3 | $205.1 | $ 75.2 | 37% | $205.1 | $172.6 | $ 32.5 | 19% |
| Stock-based compensation [1] | 70.1 | 5.9 | 64.2 | 1,088% | 5.9 | 14.1 | (8.2) | (58)% |
| Depreciation and amortization | 59.8 | 58.2 | 1.6 | 3% | 58.2 | 56.1 | 2.1 | 4% |
| Computer software and lab equipment | 57.6 | 46.4 | 11.2 | 24% | 46.4 | 41.1 | 5.3 | 13% |
| Facility expense | 38.4 | 32.0 | 6.4 | 20% | 32.0 | 31.4 | 0.6 | 2% |
| New product development | 35.7 | 28.6 | 7.1 | 25% | 28.6 | 29.0 | (0.4) | (1)% |
| In-process research and development | 14.0 | — | 14.0 | — | — | — | — | — |
| License and development project costs | (18.4) | (28.9) | 10.5 | 36% | (28.9) | (2.0) | (26.9) | (1,345)% |
| Other | 16.0 | 9.8 | 6.2 | 63% | 9.8 | 5.9 | 3.9 | 66% |
| Total | $553.5 | $357.1 | $196.4 | 55% | $357.1 | $348.2 | $ 8.9 | 3% |
| Research and development as a percentage of net revenue | 18% | 15% | | | 15% | 17% | | |

[1] Stock-based compensation includes charges/credits relating to payroll taxes accrued for as part of the restatement.

Research and development expenses increased by $196.4 million, or 55%, from fiscal 2006 to fiscal 2007, primarily due to a $75.2 million increase in salaries and benefits related to 1,014 additional personnel and a $64.2 million increase in stock-based compensation due to our adoption of SFAS No. 123(R) during the first quarter of fiscal 2007. In-process research and development expense, or IPR&D, increased by $14.0 million as a result of our acquisitions of PortalPlayer and Hybrid Graphics during fiscal 2007. Depreciation and amortization increased $1.6 million due to emulation hardware and software programs that were purchased during fiscal 2006, resulting in a full year of depreciation in fiscal 2007 compared to a partial year of depreciation in fiscal 2006. Computer software and equipment increased $11.2 million primarily due to increased allocation of information technology expenses and facilities increased $6.4 million due to increased facilities expense allocation, both of which were based on the growth in headcount. New product development increased by $7.1 million as a result of costs related to an overall increase in the number of product tape-outs and in prototype materials. License and development project costs decreased by $10.5 million primarily due to the inversed impact of decreased development costs related to our collaboration with SCE and other engineering costs related to a different development contract. Certain of our personnel who usually devote their time to research and development efforts have spent time working on these development projects. The cost associated with the time these individuals spend working on development projects is allocated from research and development to cost of revenue or is capitalized on our balance sheet. During fiscal 2007, less time was spent working on development projects so less cost was allocated to cost of revenue or capitalized and, therefore, more cost remained in research and development. Other expenses increased $6.2 million primarily due to travel and other employee related expenses associated with the expansion of our international sites including our acquisitions of ULi and Hybrid Graphics.

Research and development expenses increased by $8.9 million, or 3%, from fiscal 2005 to fiscal 2006 primarily due to a $32.5 million increase in salaries and benefits related to 423 additional personnel and a $5.3 million increase in computer software and equipment primarily due to increased allocation of information technology expenses. Depreciation and amortization increased $2.1 million due to increased purchases of hardware and software equipment and facilities increased $0.6 million due to increased facilities expense allocation, both of which were based on the growth in headcount. Other expenses increased $3.9 million primarily due to travel and other employee related expenses associated with the expansion of our international sites. These increases were offset by a decrease in stock-based compensation expense of $8.2 million and an increase of $26.9 million in license and development project costs, primarily related to increased development costs related to our collaboration with SCE and other engineering costs related to a different development contract. Certain of our personnel who usually devote their time to research and development efforts have spent time working on these development projects. The cost associated with the time these individuals spend working on development projects is allocated from research and development to cost of revenue or is capitalized on our balance sheet. During fiscal 2006, more time was spent working on development projects so more cost was allocated to cost of revenue or capitalized and, therefore, less cost remained in research and development.

We anticipate that we will continue to devote substantial resources to research and development, and we expect these expenses to increase in absolute dollars in the foreseeable future due to the increased complexity and the greater number of products under development. Research and development expenses are likely to fluctuate from time to time to the extent we make periodic incremental investments in research and development and these investments may be independent of our level of revenue.

*Sales, General and Administrative*

| | Year Ended | | | | Year Ended | | | |
|---|---|---|---|---|---|---|---|---|
| | Jan. 28, 2007 | Jan. 29, 2006 | $ Change | % Change | Jan. 29, 2006 | Jan. 30, 2005 | $ Change | % Change |
| | (In millions) | | | | (In millions) | | | |
| **Sales, General and Administrative:** | | | | | | | | |
| Salaries and benefits | $139.0 | $108.3 | $30.7 | 28% | $108.3 | $ 94.4 | $ 13.9 | 15% |
| Advertising and promotions | 63.5 | 49.4 | 14.1 | 29% | 49.4 | 66.6 | (17.2) | (26)% |
| Stock-based compensation [1] | 38.5 | (2.2) | 40.7 | 1,850% | (2.2) | 3.7 | (5.9) | (159)% |
| Legal and accounting fees | 25.9 | 18.7 | 7.2 | 39% | 18.7 | 12.6 | 6.1 | 48% |
| Facility expense | 14.0 | 12.5 | 1.5 | 12% | 12.5 | 9.6 | 2.9 | 30% |
| Depreciation and amortization | 8.6 | 8.5 | 0.1 | 1% | 8.5 | 13.0 | (4.5) | (35)% |
| Other | 4.0 | 6.9 | (2.9) | (42)% | 6.9 | 4.3 | 2.6 | 60% |
| Total | $293.5 | $202.1 | $91.4 | 45% | $202.1 | $204.2 | $ (2.1) | (1)% |
| Sales, general and administrative as a percentage of net revenue | 10% | 9% | | | 9% | 10% | | |

(1) Stock-based compensation includes charges/credits relating to payroll taxes accrued for as part of the restatement.

Sales, general and administrative expenses increased $91.4 million, or 45%, from fiscal 2006 to fiscal 2007 primarily due to a $40.7 million increase in stock-based compensation resulting from our adoption of SFAS No. 123(R) during the first quarter of fiscal 2007 and a $30.7 million increase in salaries and benefits related to 201 additional personnel. Legal and accounting fees increased by $7.2 million primarily due to our internal review of historical stock option granting practices and the restatement of prior year financial results. Advertising and promotions increased by $14.1 million due to travel and other employee costs associated with our international expansion. These increases were offset by a decrease of $2.9 million in other expenses related to reimbursement from collection settlements.

Form 10-K

Sales, general and administrative expenses decreased $2.1 million, or 1%, from fiscal 2005 to fiscal 2006 primarily due to a $17.2 million decrease in advertising and promotion costs, primarily associated with a reduction in certain marketing programs, tradeshow expenses, new product launches and customer samples, other marketing costs, travel related and employee recruitment expenses. In addition, stock-based compensation expense decreased by $5.9 million and depreciation and amortization decreased by $4.5 million. These decreases were offset by a $13.9 million increase in salaries and benefits related to 122 additional personnel and a $6.1 million increase in legal expenses primarily due to certain insurance reimbursements that we received during fiscal 2005 that reduced this expense, and increased litigation activity during fiscal 2006 related to 3dfx Interactive, Inc., or 3dfx, and American Video Graphics, LP, or AVG. In addition there were increases of $2.9 million in facility expense due primarily to the expansion of our international sites and $2.6 million in other general and administrative expenses, offset by a reduction in bad debt expense.

*Operating Expenses*

We anticipate that our operating expenses will be relatively flat in the first quarter of fiscal 2008. We believe that even with the additional expense from our acquisition of PortalPlayer, we may be able to keep operating expenses flat as we focus on expense controls and restrict headcount additions in the first quarter of fiscal 2008 as compared to the fourth quarter of fiscal 2007.

*In-Process Research and Development*

In connection with our acquisition of Hybrid Graphics in March 2006 and PortalPlayer in January 2007, we wrote-off $0.6 million and $13.4 million, respectively, of IPR&D, that had not yet reached technological feasibility and had no alternative future use. In accordance with SFAS No. 2, *Accounting for Research and Development Costs*, as clarified by FIN 4, *Applicability of SFAS No. 2 to Business Combinations Accounted for by the Purchase Method an interpretation of SFAS No. 2*, amounts assigned to IPR&D meeting the above-stated criteria must be charged to expense as part of the allocation of the purchase price.

*Settlement Costs*

Settlement costs were $14.2 million for fiscal 2006. The settlement costs are associated with two litigation matters, 3dfx and AVG. AVG is settled. For further information about the 3dfx matter, please refer to Note 12 of the Notes to Consolidated Financial Statements.

*Interest Income and Interest Expense*

Interest income consists of interest earned on cash, cash equivalents and marketable securities. Interest income increased from $20.7 million to $41.8 million from fiscal 2006 to fiscal 2007 primarily due to the result of higher average balances of cash, cash equivalents and marketable securities and higher interest rates in fiscal 2007 when compared to fiscal 2006. Interest income increased from $11.4 million to $20.7 million from fiscal 2005 to fiscal 2006 primarily due to the result of higher average balances of cash, cash equivalents and marketable securities and higher interest rates in fiscal 2006 when compared to fiscal 2005.

*Other Income (Expense), net*

Other income and expense primarily consists of realized gains and losses on the sale of marketable securities. There were no significant changes in other income from fiscal 2006 to fiscal 2007. However, other income decreased by $1.1 million from fiscal 2005 to fiscal 2006 primarily due to the liquidation of marketable securities during fiscal 2006 in order to obtain the cash needed for the repatriation of certain foreign earnings under the American Jobs Creation Act of 2004.

*Income Taxes*

We recognized income tax expense of $46.4 million, $55.6 million and $18.4 million during fiscal years 2007, 2006 and 2005, respectively. Income tax expense as a percentage of income before taxes, or our annual effective tax rate, was 9.4% in fiscal 2007, 15.6% in fiscal 2006, and 17.2% in fiscal 2005.

The difference in the effective tax rates amongst the three years was primarily a result of changes in our geographic mix of income subject to tax, with the additional change in mix in fiscal 2007 due to certain stock-based compensation expensed for financial accounting purposes under SFAS No. 123(R) and an increase in the research tax credit benefit in fiscal 2007.

Please refer to Note 13 of the Notes to Consolidated Financial Statements for further information regarding the components of our income tax expense.

**Liquidity and Capital Resources**

| | As of January 28, 2007 | As of January 29, 2006 |
|---|---|---|
| | (In millions) | |
| Cash and cash equivalents | $ 544.4 | $551.8 |
| Marketable securities | 573.4 | 398.4 |
| Cash, cash equivalents, and marketable securities | $1,117.8 | $950.2 |

| | Year Ended | | |
|---|---|---|---|
| | January 28, 2007 | January 29, 2006 | January 30, 2005 |
| | | (In millions) | |
| Net cash provided by operating activities | $ 587.1 | $446.4 | $ 132.2 |
| Net cash used in investing activities | $(540.8) | $ (41.8) | $(152.0) |
| Net cash provided by (used in) financing activities | $ (53.6) | $ (61.4) | $ 13.8 |

As of January 28, 2007, we had $1.12 billion in cash, cash equivalents and marketable securities, an increase of $167.6 million from the end of fiscal 2006. Our portfolio of cash equivalents and marketable securities is managed by several financial institutions. Our investment policy requires the purchase of top-tier investment grade securities, the diversification of asset type and certain limits on our portfolio duration.

Operating activities generated cash of $587.1 million, $446.4 million, and $132.2 million during fiscal years 2007, 2006 and 2005, respectively. The annual cash provided by operating activities in amounts greater than net income is due primarily to non-cash charges to earnings and the tax benefit on the exercise of stock options. Non-cash charges to earnings included stock-based compensation and depreciation and amortization on our long-term assets. Upon adoption of SFAS No. 123(R) in fiscal 2007, non-cash charges to earnings included $116.7 million of stock-based compensation expense and related deferred income tax impact. The increase in cash flows from operating activities in fiscal 2006 when compared to fiscal 2005 was primarily related to the $212.6 million increase in net income and changes in operating assets and liabilities. On our consolidated balance sheet, accrued liabilities increased $77.2 million from fiscal 2005 to fiscal 2006 primarily due to the recording of income taxes payable for fiscal 2006, the increase in accruals related to customer programs and the recording of $30.6 million in relation to 3dfx, of which $25.0 million was recorded as an adjustment to goodwill. Accounts payable decreased $58.8 million and inventories decreased $60.9 million from fiscal 2005 to fiscal 2006 primarily as a result of significant reductions in older products, offset by an increase in new products. Accounts receivable increased $21.9 million primarily due to increased sales and improved linearity of sales, and cash collections during the fourth quarter of fiscal 2006 as compared to the fourth quarter of fiscal 2005.

Investing activities have consisted primarily of purchases and sales of marketable securities, acquisition of businesses and purchases of property and equipment, which include leasehold improvements for our facilities and intangible assets. Investing activities used cash of $540.8 million, $41.8 million and $152.0 million during fiscal years 2007, 2006 and 2005, respectively. Net cash used by investing activities during fiscal 2007 was primarily due to $401.8 million of cash used for our acquisitions of PortalPlayer, ULi and Hybrid Graphics during the fiscal year. Additionally, net cash used in investing activities included capital expenditures of $145.3 million attributable to purchases of new research and development equipment, hardware equipment, technology licenses, software, intangible assets and leasehold improvements at our various facilities. These uses of cash were offset by $6.2 million of net proceeds from sales of marketable securities. Net cash used by investing activities during fiscal 2006 was primarily due to $79.6 million for capital expenditures primarily attributable to purchases of new research and development equipment, hardware equipment, technology licenses, software, intangible assets and leasehold improvements at our headquarters facility in Santa Clara, California and at our international sites. In addition, we used cash of $12.1 million for our acquisition of a private company and $9.7 million for the investments we made during fiscal 2006 in non-affiliated companies. These uses of cash were offset by $59.6 million of net proceeds from sales of marketable securities. Net cash used by investing activities during fiscal 2005 was primarily due to $84.7 million of net purchases of marketable securities. In addition, we used $67.3 million for capital expenditures primarily attributable to purchases of leasehold improvements for our new data center at our headquarters campus, new research and development emulation equipment, technology licenses, software and intangible assets. We expect to spend approximately $120 million to $140 million for capital expenditures during fiscal 2008, primarily for purchases of software licenses, emulation equipment, computers and engineering workstations. In addition, we may continue to use cash in connection with the acquisition of new businesses or assets.

Financing activities used cash of $53.6 million, $61.4 million and provided cash of $13.8 million during fiscal years 2007, 2006 and fiscal 2005, respectively. Net cash used by financing activities in fiscal 2007 was primarily due to $275.0 million paid towards our stock repurchase program, offset by cash proceeds of $221.2 million from common stock issued under employee stock plans. Cash used in fiscal 2006 resulted primarily from $188.5 million related to our stock repurchase program, offset by $127.5 million of common stock issued under employee stock plans.

*Stock Repurchase Program*

On August 9, 2004 we announced that our Board had authorized a stock repurchase program to repurchase shares of our common stock, subject to certain specifications, up to an aggregate maximum amount of $300 million. Subsequently, on March 6, 2006, we announced that our Board had approved a $400 million increase to the original stock repurchase program. As a result of this increase, the amount of common stock the Board has authorized to be repurchased has now been increased to a total of $700 million. The repurchases will be made from time to time in the open market, in privately negotiated transactions, or in structured stock repurchase programs, in compliance with the Securities Exchange Act of 1934, or the Exchange Act, Rule 10b-18, subject to market conditions, applicable legal requirements, and other factors. The program does not obligate NVIDIA to acquire any particular amount of common stock and the program may be suspended at any time at our discretion.

As part of our share repurchase program, we have entered into and we may continue to enter into structured share repurchase transactions with financial institutions. These agreements generally require that we make an up-front payment in exchange for the right to receive a fixed number of shares of our common stock upon execution of the agreement, and a potential incremental number of shares of our common stock, within a pre-determined range, at the end of the term of the agreement. During fiscal 2007, we repurchased 10.3 million shares of our common stock for $275.0 million under structured share repurchase transactions, which we recorded on the trade date of the transaction. Through the end of fiscal 2007, we have repurchased 27.3 million shares under our stock repurchase program for a total cost of $488.1 million. During the first quarter of fiscal 2008, we entered into a structured share repurchase transaction to repurchase shares of our common stock for $125.0 million that we expect to settle prior to the end of our first fiscal quarter.

*Operating Capital and Capital Expenditure Requirements*

We believe that our existing cash balances and anticipated cash flows from operations will be sufficient to meet our operating, acquisition and capital requirements for at least the next 12 months. However, there is no assurance that we will not need to raise additional equity or debt financing within this time frame. Additional financing may not be available on favorable terms or at all and may be dilutive to our then-current stockholders. We also may require additional capital for other purposes not presently contemplated. If we are unable to obtain sufficient capital, we could be required to curtail capital equipment purchases or research and development expenditures, which could harm our business. Factors that could affect our cash used or generated from operations and, as a result, our need to seek additional borrowings or capital include:

- decreased demand and market acceptance for our products and/or our customers' products;
- inability to successfully develop and produce in volume production our next-generation products;
- competitive pressures resulting in lower than expected average selling prices; and
- new product announcements or product introductions by our competitors.

For additional factors see "Item 1A. Risk Factors—Risks Related to Our Operations—Our operating results are unpredictable and may fluctuate, and if our operating results are below the expectations of securities analysts or investors, our stock price could decline."

*3dfx Asset Purchase*

On December 15, 2000, NVIDIA Corporation and one of our indirect subsidiaries entered into an agreement, which closed on April 18, 2001, to purchase certain graphics chip assets from 3dfx. Under the terms of the Asset Purchase Agreement, the cash consideration due at the closing was $70.0 million, less $15.0 million that was loaned to 3dfx pursuant to a Credit Agreement dated December 15, 2000. The Asset Purchase Agreement also provided, subject to the other provisions thereof, that if 3dfx properly certified that all its debts and other liabilities had been provided for, then we would have been obligated to pay 3dfx two million shares of NVIDIA common stock. If 3dfx could not make such a certification, but instead properly certified that its debts and liabilities could be satisfied for less than $25.0 million, then 3dfx could have elected to receive a cash payment equal to the amount of such debts and liabilities and a reduced number of shares of our common stock, with such reduction calculated by dividing the cash payment by $25.00 per share. If 3dfx could not certify that all of its debts and liabilities had been provided for, or could not be satisfied, for less than $25.0 million, we would not be obligated under the agreement to pay any additional consideration for the assets.

In October 2002, 3dfx filed for Chapter 11 bankruptcy protection in the United States Bankruptcy Court for the Northern District of California. In March 2003, we were served with a complaint filed by the Trustee appointed by the Bankruptcy Court which sought, among other things, payments from us as additional purchase price related to our purchase of certain assets of 3dfx. In early November 2005, after many months of mediation, NVIDIA and the Official Committee of Unsecured Creditors, or the Creditors' Committee, reached a conditional settlement of the Trustee's claims against NVIDIA. This conditional settlement, presented as the centerpiece of a proposed Plan of Liquidation in the bankruptcy case, was subject to a confirmation process through a vote of creditors and the review and approval of the Bankruptcy Court after notice and hearing. The Trustee advised that he intended to object to the settlement, which would have called for a payment by NVIDIA of approximately $30.6 million to the 3dfx estate. Under the settlement, $5.6 million related to various administrative expenses and Trustee fees, and $25.0 million related to the satisfaction of debts and liabilities owed to the general unsecured creditors of 3dfx. Accordingly, during the three month period ended October 30, 2005, we recorded $5.6 million as a charge to settlement costs and $25.0 million as additional purchase price for 3dfx.

However, the conditional settlement never progressed substantially through the confirmation process. On December 21, 2005, the Bankruptcy Court determined that it would schedule trial of one portion of the Trustee's case against NVIDIA. On January 2, 2007, NVIDIA exercised its right to terminate the settlement agreement on grounds that the bankruptcy court had failed to proceed toward confirmation of the Creditors' Committee's plan. Beginning on March 21, 2007, NVIDIA and the Trustee are scheduled to try the question of the value of the assets 3dfx conveyed to NVIDIA and, in particular, whether the price NVIDIA paid for those assets was reasonably equivalent to the value of the assets 3dfx sold to NVIDIA.

Please refer to Note 12 of the Notes to Consolidated Financial Statements for further information regarding this litigation.

*Contractual Obligations*

The following summarizes our contractual obligations that are not on our balance sheet as of January 28, 2007 and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

| Contractual Obligations | Total | Within 1 Year | 2-3 Years | 4-5 Years | After 5 Years |
|---|---|---|---|---|---|
| | | (In thousands) | | | |
| Operating leases | $167,765 | $ 33,890 | $65,432 | $61,998 | $6,445 |
| Purchase obligations [1] | 364,486 | 364,486 | — | — | — |
| Capital purchase obligations | 4,829 | 4,829 | | | |
| Total contractual obligations | $537,080 | $403,205 | $65,432 | $61,998 | $6,445 |

[1] Represents our inventory purchase commitments as of January 28, 2007.

During the fiscal year 2007, we entered into a confidential patent licensing arrangement. Our commitment for future license payments under this arrangement could range from $97.0 million to $110.0 million over a ten year period; however, the net outlay under this arrangement may be reduced by the occurrence of certain events covered by the arrangement.

*Off-Balance Sheet Arrangements*

As of January 28, 2007, we had no material off-balance sheet arrangements as defined in Regulation S-K 303(a)(4)(ii).

## Recently Issued Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 48, or FIN 48, *Accounting for Uncertainty in Income Taxes.* FIN 48 applies to all tax positions related to income taxes subject to FASB Statement 109, *Accounting for Income Taxes.* Under FIN 48 a company would recognize the benefit from a tax position only if it is more-likely-than-not that the position would be sustained upon audit based solely on the technical merits of the tax position. FIN 48 clarifies how a company would measure the income tax benefits from the tax positions that are recognized, provides guidance as to the timing of the derecognition of previously recognized tax benefits, and describes the methods for classifying and disclosing the liabilities within the financial statements for any unrecognized tax benefits. FIN 48 also addresses when a company should record interest and penalties related to tax positions and how the interest and penalties may be classified within the financial statements. Any differences between tax liability amounts recognized in the statements of operations as a result of adoption of FIN 48 would be accounted for as a cumulative effect adjustment to the beginning balance of retained earnings. FIN 48 is effective for fiscal years beginning after December 15, 2006. The provisions of FIN 48 will be effective as of first quarter of fiscal 2008. We believe that the cumulative effect of adoption of FIN 48 will not result in any material change to the beginning balance of our retained earnings.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, or SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. We are required to adopt the provisions of SFAS No. 157 beginning with our fiscal quarter ending April 29, 2007. We do not believe the adoption of SFAS No. 157 will have a material impact on our consolidated financial position, results of operations or cash flows.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, or SAB No. 108, *Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements*, which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. We adopted the provisions of SAB No. 108 in our fiscal year 2007. The adoption of SAB No. 108 did not have a material impact on our consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, or SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. We are required to adopt the provisions of SFAS No. 159 beginning with our fiscal quarter ending April 27, 2008, although earlier adoption is permitted. We are currently evaluating the impact that SFAS No. 159 will have on our consolidated financial position, results of operations or cash flows.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

### Interest Rate Risk

We invest in a variety of financial instruments, consisting principally of investments in commercial paper, money market funds and highly liquid debt securities of corporations, municipalities and the United States government and its agencies. These investments are denominated in United States dollars.

We account for our investment instruments in accordance with Statement of Financial Accounting Standards No. 115, or SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. All of the cash equivalents and marketable securities are treated as "available-for-sale" under SFAS No. 115. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. However, because we classify our debt securities as "available-for-sale", no gains or losses are recognized due to changes in interest rates unless such securities are sold prior to maturity or declines in fair value are determined to be other than temporary. These securities are reported at fair value with the related unrealized gains and losses included in accumulated other comprehensive income, a component of stockholders' equity, net of tax.

As of January 28, 2007, we performed a sensitivity analysis on our floating and fixed rate financial investments. According to our analysis, parallel shifts in the yield curve of both +/- 0.5% would result in changes in fair market values for these investments of approximately $3.0 million.

### Exchange Rate Risk

We consider our direct exposure to foreign exchange rate fluctuations to be minimal. Currently, sales and arrangements with third-party manufacturers provide for pricing and payment in United States dollars, and, therefore, are not subject to exchange rate fluctuations. Increases in the value of the United States' dollar relative to other currencies would make our products more expensive, which could negatively impact our ability to compete. Conversely, decreases in the value of the United States' dollar relative to other currencies could result in our suppliers raising their prices in order to continue doing business with us. To date, we have not engaged in any currency hedging activities, although we may do so in the future. Fluctuations in currency exchange rates could harm our business in the future.

## ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required by this Item is set forth in our Consolidated Financial Statements and Notes thereto included in this Annual Report on Form 10-K.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

## ITEM 9A. CONTROLS AND PROCEDURES

### Controls and Procedures

*Disclosure Controls and Procedures*

Based on their evaluation as of January 28, 2007, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) were effective.

*Management's Annual Report on Internal Control Over Financial Reporting*

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of January 28, 2007 based on the criteria set forth in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the criteria set forth in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of January 28, 2007.

Our management's assessment of the effectiveness of our internal control over financial reporting as of January 28, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

*Changes in Internal Control Over Financial Reporting*

There were no changes in our internal controls over financial reporting during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

*Inherent Limitations on Effectiveness of Controls*

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls, will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within NVIDIA have been detected.

## ITEM 9B. OTHER INFORMATION

None.

# PART III

## ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

### Identification of Directors

Reference is made to the information regarding directors appearing under the heading "Proposal 1- Election of Directors" in our 2007 Proxy Statement, which information is hereby incorporated by reference.

### Identification of Executive Officers

Reference is made to the information regarding executive officers appearing under the heading "Executive Officers of the Registrant" in Part I of this Annual Report on Form 10-K, which information is hereby incorporated by reference.

### Identification of Audit Committee and Financial Expert

Reference is made to the information regarding directors appearing under the heading "Report of the Audit Committee of the Board of Directors" and "Information about the Board of Directors and Corporate Governance" in our 2007 Proxy Statement, which information is hereby incorporated by reference.

### Material Changes to Procedures for Recommending Directors

Reference is made to the information regarding directors appearing under the heading "Information about the Board of Directors and Corporate Governance" in our 2007 Proxy Statement, which information is hereby incorporated by reference.

### Compliance with Section 16(a) of the Exchange Act

Reference is made to the information appearing under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" in our 2007 Proxy Statement, which information is hereby incorporated by reference.

### Code of Conduct

Reference is made to the information appearing under the heading "Information about the Board of Directors and Corporate Governance—Code of Conduct" in our 2007 Proxy Statement, which information is hereby incorporated by reference. The full text of our "Worldwide Code of Conduct" and "Financial Team Code of Conduct" are published on the Investor Relations portion of our web site, under Corporate Governance, at *www.nvidia.com.*

## ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is hereby incorporated by reference from the section entitled "Executive Compensation" in our 2007 Proxy Statement.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

### Ownership of NVIDIA Securities

The information required by this item is hereby incorporated by reference from the section entitled "Security Ownership of Certain Beneficial Owners and Management" in our 2007 Proxy Statement.

**Equity Compensation Plan Information**

Information concerning our equity compensation plans, including both stockholder approved plans and non-stockholder approved plans, is hereby incorporated by reference from the section entitled "Equity Compensation Plan Information" in our 2007 Proxy Statement.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is hereby incorporated by reference from the sections entitled "Transactions with Related Persons" and "Information about the Board of Directors and Corporate Governance - Independence of the Members of the Board of Directors" in our 2007 Proxy Statement.

## ITEM 14. PRINCIPAL ACCOUNTANTS FEES AND SERVICES

The information required by this item is hereby incorporated by reference from the section entitled "Fees Billed by the Independent Registered Public Accounting Firm" in our 2007 Proxy Statement.

## PART IV

## ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES


| | | | Page |
|---|---|---|---|
| (a) | 1. | **Consolidated Financial Statements** | |
| | | Report of Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP | 68 |
| | | Consolidated Statements of Income for the years ended January 28, 2007, January 29, 2006, and January 30, 2005 | 70 |
| | | Consolidated Balance Sheets as of January 28, 2007, and January 29, 2006 | 71 |
| | | Consolidated Statements of Stockholders' Equity and Comprehensive Income for the years ended January 28, 2007, January 29, 2006, and January 30, 2005 | 72 |
| | | Consolidated Statements of Cash Flows for the years ended January 28, 2007, January 29, 2006, and January 30, 2005 | 73 |
| | | Notes to Consolidated Financial Statements | 75 |
| (a) | 2. | **Financial Statement Schedules** | |
| | | Schedule II Valuation and Qualifying Accounts | 110 |
| (a) | 3. | **Exhibits** | |
| | | The exhibits listed in the accompanying index to exhibits are filed or incorporated by reference as a part of this Annual Report on Form 10-K. | 111 |


Form 10-K

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
NVIDIA Corporation:

We have completed integrated audits of NVIDIA Corporation's consolidated financial statements and of its internal control over financial reporting as of January 28, 2007, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(2) present fairly, in all material respects, the financial position of NVIDIA Corporation and its subsidiaries at January 28, 2007 and January 29, 2006, and the results of their operations and their cash flows for each of the three years in the period ended January 28, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 of the Notes to Consolidated Financial Statements, the Company changed the manner in which it accounts for stock-based compensation in fiscal 2007.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of January 28, 2007 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 28, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

San Jose, CA
March 15, 2007



Form 10-K

## NVIDIA CORPORATION AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF INCOME
**(In thousands, except per share data)**

| | Year Ended January 28, 2007 | Year Ended January 29, 2006 | Year Ended January 30, 2005 |
|---|---|---|---|
| Revenue | $3,068,771 | $2,375,687 | $2,010,033 |
| Cost of revenue | 1,768,322 | 1,465,654 | 1,362,478 |
| Gross profit | 1,300,449 | 910,033 | 647,555 |
| Operating expenses: | | | |
| Research and development | 553,467 | 357,123 | 348,220 |
| Sales, general and administrative | 293,530 | 202,088 | 204,159 |
| Settlement costs | — | 14,158 | — |
| Total operating expenses | 846,997 | 573,369 | 552,379 |
| Income from operations | 453,452 | 336,664 | 95,176 |
| Interest income | 41,820 | 20,698 | 11,422 |
| Interest expense | (21) | (72) | (164) |
| Other income (expense), net | (771) | (502) | 594 |
| Income before income tax expense | 494,480 | 356,788 | 107,028 |
| Income tax expense | 46,350 | 55,612 | 18,413 |
| Income before change in accounting principle | 448,130 | 301,176 | 88,615 |
| Cumulative effect of change in accounting principle, net of tax | 704 | — | — |
| Net income | $ 448,834 | $ 301,176 | $ 88,615 |
| Basic income per share: | | | |
| Income before change in accounting principle | $ 1.27 | $ 0.89 | $ 0.27 |
| Cumulative effect of change in accounting principle | — | — | — |
| Basic net income per share | $ 1.27 | $ 0.89 | $ 0.27 |
| Shares used in basic per share computation [1] | 352,404 | 339,380 | 332,124 |
| Diluted income per share: | | | |
| Income before change in accounting principle | $ 1.15 | $ 0.82 | $ 0.25 |
| Cumulative effect of change in accounting principle | — | — | — |
| Diluted net income per share | $ 1.15 | $ 0.82 | $ 0.25 |
| Shares used in diluted per share computation [1] | 391,504 | 365,704 | 351,624 |

[1] Reflects a two-for-one stock split effective on April 6, 2006.

See accompanying notes to consolidated financial statements.

## NVIDIA CORPORATION AND SUBSIDIARIES

## CONSOLIDATED BALANCE SHEETS

**(In thousands, except share and per share data)**

| | January 28, 2007 | January 29, 2006 |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 544,414 | $ 551,756 |
| Marketable securities | 573,436 | 398,418 |
| Accounts receivable, less allowances of $15,749 and $10,837 in 2007 and 2006, respectively | 518,680 | 318,186 |
| Inventories | 354,680 | 254,870 |
| Prepaid expenses and other current assets | 31,141 | 24,387 |
| Deferred income taxes | 9,419 | 2,682 |
| Total current assets | 2,031,770 | 1,550,299 |
| Property and equipment, net | 260,828 | 178,152 |
| Goodwill | 301,425 | 145,317 |
| Intangible assets, net | 45,511 | 15,421 |
| Deposits and other assets | 28,349 | 27,477 |
| Deferred income taxes | 7,380 | 38,021 |
| | $2,675,263 | $1,954,687 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Accounts payable | $ 272,075 | $ 179,395 |
| Accrued liabilities | 366,732 | 259,264 |
| Total current liabilities | 638,807 | 438,659 |
| Other long-term liabilities | 29,537 | 20,036 |
| Commitments and contingencies—see Note 12 | | |
| Stockholders' equity: | | |
| Preferred stock, $.001 par value; 2,000,000 shares authorized; none issued | — | — |
| Common stock, $.001 par value; 1,000,000,000 shares authorized; 388,308,979 shares issued and 360,988,504 outstanding in 2007; and 359,927,958 shares issued and 342,954,912 outstanding in 2006 [(1)] | 388 | 360 |
| Additional paid-in capital | 1,295,650 | 965,604 |
| Deferred compensation | — | (3,604) |
| Treasury stock, at cost (27,227,145 shares in 2007 and 16,889,716 shares in 2006) | (487,120) | (212,142) |
| Accumulated other comprehensive income (loss), net | 1,436 | (1,957) |
| Retained earnings | 1,196,565 | 747,731 |
| Total stockholders' equity | 2,006,919 | 1,495,992 |
| | $2,675,263 | $1,954,687 |

(1) Reflects a two-for-one stock split effective on April 6, 2006.

See accompanying notes to consolidated financial statements.

## NVIDIA CORPORATION AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

### (In thousands, except share data)

| | Common Stock | | Additional Paid-in Capital [1] | Deferred Compensation | Treasury Stock | Accumulated Other Comprehensive Income (Loss) | Retained Earnings | Total Stockholders' Equity | Total Comprehensive Income |
|---|---|---|---|---|---|---|---|---|---|
| | Outstanding Shares [1] | Amount | | | | | | | |
| Balances, January 25, 2004 | 328,291,574 | $328 | $ 770,278 | $(39,903) | $ — | $ 850 | $ 357,940 | $1,089,493 | $ 45,720 |
| Issuance of common stock from stock plans | 10,056,222 | 10 | 42,492 | — | — | — | — | 42,502 | |
| Stock repurchase | (4,168,706) | — | — | — | (24,644) | — | — | (24,644) | |
| Tax benefit from stock-based compensation | — | — | 8,616 | — | — | — | — | 8,616 | |
| Reversal of deferred compensation | — | — | (5,359) | 5,359 | — | — | — | — | |
| Amortization of deferred compensation | — | — | (145) | 20,967 | — | — | — | 20,822 | |
| Unrealized loss, net of $1,470 tax effect | — | — | — | — | — | (4,468) | — | (4,468) | (4,468) |
| Reclassification adjustment for net losses included in net income, net of ($38) tax effect | — | — | — | — | — | 155 | — | 155 | 155 |
| Net income | — | — | — | — | — | — | 88,615 | 88,615 | 88,615 |
| Balances, January 30, 2005 | 334,179,090 | 338 | 815,882 | (13,577) | (24,644) | (3,463) | 446,555 | 1,221,091 | 84,302 |
| Issuance of common stock from stock plans | 21,663,492 | 22 | 127,475 | — | — | — | — | 127,497 | |
| Stock repurchase | (12,804,340) | — | — | — | (188,509) | — | — | (188,509) | |
| Tax benefit from stock-based compensation | — | — | 24,868 | — | — | — | — | 24,868 | |
| Cancellation of shares | (83,330) | — | (520) | — | 1,011 | — | — | 491 | |
| Reversal of deferred compensation | — | — | (2,101) | 2,101 | — | — | — | — | |
| Amortization of deferred compensation | — | — | — | 7,872 | — | — | — | 7,872 | |
| Unrealized loss, net of $845 tax effect | — | — | — | — | — | (120) | — | (120) | (120) |
| Reclassification adjustment for net losses included in net income, net of ($407) tax effect | — | — | — | — | — | 1,626 | — | 1,626 | 1,626 |
| Net income | — | — | — | — | — | — | 301,176 | 301,176 | 301,176 |
| Balances, January 29, 2006 | 342,954,912 | 360 | 965,604 | (3,604) | (212,142) | (1,957) | 747,731 | 1,495,992 | 302,682 |
| Issuance of common stock from stock plans | 28,381,021 | 28 | 221,132 | — | — | — | — | 221,160 | |
| Stock repurchase | (10,337,429) | — | — | — | (274,978) | — | — | (274,978) | |
| Tax deficit from stock-based compensation | — | — | (8,482) | — | — | — | — | (8,482) | |
| Reversal of deferred compensation | — | — | (3,604) | 3,604 | — | — | — | — | |
| Stock-based compensation expense related to acquisitions | — | — | 2,914 | — | — | — | — | 2,914 | |
| Stock-based compensation related to employees | — | — | 118,790 | — | — | — | — | 118,790 | |
| Unrealized gain, net of $1,223 tax effect | — | — | — | — | — | 3,509 | — | 3,509 | 3,509 |
| Reclassification adjustment for net gains included in net income, net of $78 tax effect | — | — | — | — | — | (116) | — | (116) | (116) |
| Impact of change in accounting principle, net of ($379) tax effect | — | — | (704) | — | — | — | — | (704) | |
| Net income | — | — | — | — | — | — | 448,834 | 448,834 | 448,834 |
| Balances, January 28, 2007 | 360,988,504 | $388 | $1,295,650 | $ — | $(487,120) | $ 1,436 | $1,196,565 | $2,006,919 | $452,227 |

[1] Reflects a two-for-one stock split effective on April 6, 2006.

See accompanying notes to consolidated financial statements.

## NVIDIA CORPORATION AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CASH FLOWS
**(In thousands)**

| | Year Ended | | |
|---|---|---|---|
| | January 28, 2007 | January 29, 2006 | January 30, 2005 |
| Cash flows from operating activities: | | | |
| Net income | $ 448,834 | $ 301,176 | $ 88,615 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Cumulative effect of change in accounting principle | (704) | — | — |
| Bad debt expense (benefit) | 205 | (492) | (844) |
| In-process research and development | 14,002 | — | — |
| Depreciation and amortization | 107,562 | 97,977 | 102,597 |
| Stock-based compensation expense related to employees | 116,735 | 7,872 | 20,822 |
| Gross tax benefit from stock-based compensation | (188) | — | — |
| Tax benefit (deficit) from stock-based compensation | (8,482) | 24,868 | 8,616 |
| Deferred income taxes | 41,766 | (2,691) | 8,694 |
| Net loss on retirements of property and equipment | 251 | 1,005 | 412 |
| Non-cash realized gain on investment exchange | — | (96) | (533) |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable | (175,261) | (21,415) | (110,312) |
| Inventories | (91,395) | 60,916 | (80,906) |
| Prepaid expenses and other current assets | (5,294) | (4,568) | (5,569) |
| Deposits and other assets | 7,314 | (8,073) | (1,458) |
| Accounts payable | 38,613 | (58,828) | 52,941 |
| Accrued liabilities and other long-term liabilities | 93,153 | 48,757 | 49,125 |
| Net cash provided by operating activities | 587,111 | 446,408 | 132,200 |
| Cash flows from investing activities: | | | |
| Purchases of marketable securities | (220,834) | (338,058) | (313,760) |
| Proceeds from sales and maturities of marketable securities | 227,067 | 397,686 | 229,068 |
| Acquisition of businesses, net of cash and cash equivalents | (401,800) | (12,131) | — |
| Purchases of property and equipment and intangible assets | (145,256) | (79,600) | (67,261) |
| Investments in affiliates | — | (9,684) | — |
| Net cash used in investing activities | (540,823) | (41,787) | (151,953) |
| Cash flows from financing activities: | | | |
| Proceeds from issuance of common stock under employee stock plans | 221,160 | 127,497 | 42,502 |
| Payments for stock repurchases | (274,978) | (188,509) | (24,644) |
| Gross tax benefit from stock-based compensation | 188 | — | — |
| Other | — | (365) | (4,015) |
| Net cash provided by (used in) financing activities | (53,630) | (61,377) | 13,843 |
| Change in cash and cash equivalents | (7,342) | 343,244 | (5,910) |
| Cash and cash equivalents at beginning of period | 551,756 | 208,512 | 214,422 |
| Cash and cash equivalents at end of period | $ 544,414 | $ 551,756 | $ 208,512 |
| Supplemental disclosures of cash flow information: | | | |
| Cash paid for interest | $ — | $ 12 | $ 163 |
| Cash paid for income taxes, net | $ 26,628 | $ 3,368 | $ 763 |

Form 10-K

## NVIDIA CORPORATION AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)
(In thousands)

| | Year Ended | | |
|---|---|---|---|
| | January 28, 2007 | January 29, 2006 | January 30, 2005 |
| Other non-cash activities: | | | |
| Unrealized gains/losses from marketable securities | $ 4,492 | $ 1,068 | $ 5,745 |
| Deferred stock-based compensation | $ 3,604 | $ (2,101) | $ (5,359) |
| Acquisition of business—goodwill adjustment | $17,862 | $25,765 | $ 1,091 |
| Assets acquired by assuming related liabilities | $37,251 | $ — | $ — |
| Acquisition of business—stock option conversion | $ 2,914 | $ — | $ — |
| Application of customer advance to accounts receivable | $ — | $ — | $11,508 |
| Marketable security received from investment exchange | $ — | $ 96 | $ 688 |
| Asset retirement obligation | $ — | $ 1,835 | $ 4,483 |

See accompanying notes to consolidated financial statements.

## NVIDIA CORPORATION AND SUBSIDIARIES

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### Note 1—Organization and Summary of Significant Accounting Policies

*Our Company*

NVIDIA Corporation is the worldwide leader in programmable graphics processor technologies. Our products are designed to enhance the end-user experience on consumer and professional computing devices. We have four major product-line operating segments: graphics processing units, or GPUs, media and communications processors, or MCPs, Handheld GPUs, and Consumer Electronics. Our GPU Business is composed of products that support desktop personal computers, or PCs, notebook PCs, professional workstations and other GPU-based products; our MCP Business is composed of NVIDIA nForce products that operate as a single-chip or chipset that provide system functions, such as high speed storage and network communications, and perform these operations independently from the host central processing unit, or CPU; our Handheld GPU Business is composed of products that support handheld personal digital assistants, or PDAs, cellular phones and other handheld devices; and our Consumer Electronics Business is concentrated in products that support video game consoles and other digital consumer electronics devices and is composed of our contractual arrangements with Sony Computer Entertainment, or SCE, to jointly develop a custom GPU for SCE's PlayStation3, sales of our Xbox-related products, revenue from our license agreement with Microsoft relating to the successor product to their initial Xbox gaming console, the Xbox360, and related devices. We were incorporated in California in April 1993 and reincorporated in Delaware in April 1998. Our headquarter facilities are in Santa Clara, California.

*Fiscal year*

We operate on a 52 or 53-week year, ending on the Sunday nearest January 31. Fiscal years 2007 and 2006 were 52-week years, compared to fiscal 2005 which was a 53-week year.

*Stock Split*

In March 2006, our Board of Directors, or the Board, approved a two-for-one stock split of our outstanding shares of common stock to be effected in the form of a 100% stock dividend. The stock split was effective on Thursday, April 6, 2006 for stockholders of record at the close of business on Friday, March 17, 2006. All share and per-share numbers contained herein have been retroactively adjusted to reflect this stock split.

*Reclassifications*

Certain prior fiscal year balances have been reclassified to conform to the current fiscal year presentation.

*Principles of Consolidation*

Our consolidated financial statements include the accounts of NVIDIA Corporation and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, accounts receivable, inventories, income taxes and contingencies. These estimates are based on historical facts and various other assumptions that we believe are reasonable.

*Revenue Recognition*

Product Revenue

We recognize revenue from product sales when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed and determinable and collection is reasonably assured. For most sales, we use a binding purchase order and in certain cases we use a contractual agreement as evidence of an arrangement. We consider delivery to occur upon shipment provided title and risk of loss have passed to the customer based on the shipping terms. At the point of sale, we assess whether the arrangement fee is fixed and determinable and whether collection is reasonably assured. If we determine that collection of a fee is not reasonably assured, we defer the fee and recognize revenue at the time collection becomes reasonably assured, which is generally upon receipt of payment.

Our policy on sales to distributors is to defer recognition of revenue and related cost of revenue until the distributors resell the product.

We record estimated reductions to revenue for customer programs at the time revenue is recognized. Our customer programs primarily involve rebates, which are designed to serve as sales incentives to resellers of our products in various target markets. We account for rebates in accordance with Emerging Issues Task Force Issue 01-9, or EITF 01-09, *Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)* and, as such, we accrue for 100% of the potential rebates and do not apply a breakage factor. Rebates typically expire six months from the date of the original sale, unless we reasonably believe that the customer intends to claim the rebate. Unclaimed rebates are reversed to revenue upon expiration of the rebate,

Our customer programs also include marketing development funds, or MDFs. We account for MDFs as either a reduction of revenue or an operating expense in accordance with EITF 01-09. MDFs represent monies paid to retailers, system builders, original equipment manufacturers, or OEMs, distributors and add-in card partners that are earmarked for market segment development and expansion and typically are designed to support our partners' activities while also promoting NVIDIA products. If market conditions decline, we may take actions to increase amounts offered under customer programs, possibly resulting in an incremental reduction of revenue at the time such programs are offered.

We also record a reduction to revenue by establishing a sales return allowance for estimated product returns at the time revenue is recognized, based primarily on historical return rates. However, if product returns for a particular fiscal period exceed historical return rates we may determine that additional sales return allowances are required to properly reflect our estimated exposure for product returns.

License and Development Revenue

For license arrangements that require significant customization of our intellectual property components, we generally recognize this license revenue using the percentage-of-completion method of accounting over the period that services are performed. For all license and service arrangements accounted for under the percentage-of-completion method, we determine progress to completion based on actual direct labor hours incurred to date as a percentage of the estimated total direct labor hours required to complete the project. We periodically evaluate the actual status of each project to ensure that the estimates to complete each contract remain accurate. A provision for estimated losses on contracts is made in the period in which the loss becomes probable and can be reasonably estimated. To date, we have not recorded any such losses. Costs incurred in advance of revenue recognized are recorded as deferred costs on uncompleted contracts. If the amount billed exceeds the amount of revenue recognized, the excess amount is recorded as deferred revenue. Revenue recognized in any period is dependent on our progress toward completion of projects in progress. Significant management judgment and discretion are used to estimate total direct labor hours. Any changes in or deviations from these estimates could have a material effect on the amount of revenue we recognize in any period.



*Advertising Expenses*

We expense advertising costs in the period in which they are incurred. Advertising expenses for fiscal years 2007, 2006, and 2005 were $14.8 million, $9.2 million, and $15.2 million, respectively.

*Rent Expense*

We recognize rent expense on a straight-line basis over the lease period and have accrued for rent expense incurred, but not paid.

*Product Warranties*

We generally offer limited warranty to end-users that range from one to three years for products in order to repair or replace products for any manufacturing defects or hardware component failures. Cost of revenue includes the estimated cost of product warranties that are calculated at the point of revenue recognition. Under limited circumstances, we may offer an extended limited warranty to customers for certain products.

*Foreign Currency Translation*

We use the United States dollar as our functional currency for all of our subsidiaries. Foreign currency monetary assets and liabilities are remeasured into United States dollars at end-of-period exchange rates. Non-monetary assets and liabilities, including inventories, prepaid expenses and other current assets, property and equipment, deposits and other assets and equity, are remeasured at historical exchange rates. Revenue and expenses are remeasured at average exchange rates in effect during each period, except for those expenses related to the previously noted balance sheet amounts, which are remeasured at historical exchange rates. Gains or losses from foreign currency remeasurement are included in "Other income (expense), net" and to date have not been significant. The aggregate exchange gain (loss) included in determining net income was $(0.5) million in fiscal 2007, $0.01 million in fiscal 2006 and $0.04 million in fiscal 2005.

*Cash and Cash Equivalents*

We consider all highly liquid investments purchased with an original maturity of three months or less at the time of purchase to be cash equivalents. As of January 28, 2007, our cash and cash equivalents were $544.4 million, which includes $467.2 million invested in money market funds.

*Marketable Securities*

We account for our investment instruments in accordance with Statement of Financial Accounting Standards No. 115, or SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities.* All of our cash equivalents and marketable securities are treated as "available-for-sale" under SFAS No. 115. Cash equivalents consist of financial instruments which are readily convertible into cash and have original maturities of three months or less at the time of acquisition. Marketable securities consist primarily of highly liquid investments with a maturity of greater than three months when purchased and some equity investments. We classify our marketable securities at the date of acquisition in the available-for-sale category as our intention is to convert them into cash for operations. These securities are reported at fair value with the related unrealized gains and losses included in accumulated other comprehensive income (loss), a component of stockholders' equity, net of tax. We follow the guidance provided by Emerging Issues Task Force Issue No. 03-01, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*, in order to assess whether our investments with unrealized loss positions are other than temporarily impaired. Realized gains and losses on the sale of marketable securities are determined using the specific-identification method.

*Inventories*

Inventory cost is computed on an adjusted standard basis, which approximates actual cost on an average or first-in, first-out basis. Inventory costs consist primarily of the cost of semiconductors purchased from subcontractors, including wafer fabrication, assembly, testing and packaging, manufacturing support costs, including labor and overhead associated with such purchases, final test yield fallout, inventory provisions and shipping costs. We write down our inventory for estimated amounts related to lower of cost or market, obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand, future product purchase commitments, estimated manufacturing yield levels and market conditions. If actual market conditions are less favorable than those projected by management, or if our future product purchase commitments to our suppliers exceed our forecasted future demand for such products, additional future inventory write-downs may be required that could adversely affect our operating results. If actual market conditions are more favorable, we may have higher gross margins when products are sold. Sales to date of such products have not had a significant impact on our gross margin. Inventory reserves once established are not reversed until the related inventory has been sold or scrapped.

*Property and Equipment*

Property and equipment are stated at cost. Depreciation is computed using the straight-line method based on estimated useful lives, generally three to five years. Depreciation expense includes the amortization of assets recorded under capital leases. Leasehold improvements and assets recorded under capital leases are amortized over the shorter of the lease term or the estimated useful life of the asset.

*Goodwill*

We account for goodwill in accordance with Statement of Financial Accounting Standards No. 142, or SFAS No. 142, *Goodwill and Other Intangible Assets*. Goodwill is subject to our annual impairment test during our fourth quarter of our fiscal year, or earlier if indicators of potential impairment exist, using a fair value-based approach. Our impairment review process compares the fair value of the reporting unit in which the goodwill resides to its carrying value. For the purposes of completing our SFAS No. 142 impairment test, we perform our analysis on a reporting unit basis. We utilize a two-step approach to testing goodwill for impairment. The first step tests for possible impairment by applying a fair value-based test. In computing fair value of our reporting units, we use estimates of future revenues, costs and cash flows from such units. The second step, if necessary, measures the amount of such impairment by applying fair value-based tests to individual assets and liabilities. We elected to perform our annual goodwill impairment review during the fourth quarter of each fiscal year. We completed our most recent annual impairment test during the fourth quarter of fiscal 2007 and concluded that there was no impairment. However, future events or circumstances may result in a charge to earnings due to the potential for a write-down of goodwill in connection with such tests.

*Concentration of Credit Risk*

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash equivalents, marketable securities and trade accounts receivable. Our investment policy requires the purchase of top-tier investment grade securities, the diversification of asset type and certain limits on our portfolio duration. All marketable securities are held in our name, managed by several investment managers and held by one major financial institution under a custodial arrangement. One customer accounted for approximately 18% of our accounts receivable balance at January 28, 2007. We perform ongoing credit evaluations of our customers' financial condition and maintain an allowance for potential credit losses. This allowance consists of an amount identified for specific customers and an amount based on overall estimated exposure. Our overall estimated exposure excludes amounts covered by credit insurance and letters of credit.



*Impairment of Long-Lived Assets*

In accordance with Statement of Financial Accounting Standards No. 144, or SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* long-lived assets, such as property and equipment and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is determined based on the estimated discounted future cash flows expected to be generated by the asset. Assets and liabilities to be disposed of would be separately presented in the consolidated balance sheet and the assets would be reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated.

*Fair Value of Financial Instruments*

The carrying value of cash, cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their relatively short maturities as of January 28, 2007 and January 29, 2006. Marketable securities are comprised of available-for-sale securities that are reported at fair value with the related unrealized gains and losses included in accumulated other comprehensive income (loss), a component of stockholders' equity, net of tax. Fair value of the marketable securities is determined based on quoted market prices.

*Accounting for Asset Retirement Obligations*

We account for asset retirement obligations in accordance with Statement of Financial Accounting Standards No. 143, or SFAS No. 143, *Accounting for Asset Retirement Obligations*, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. During fiscal years 2006 and 2007, we recorded asset retirement obligations to return the leasehold improvements to their original condition upon lease termination at our headquarters facility in Santa Clara, California and our leasehold improvements at our international sites. At January 28, 2007 and January 29, 2006, our net asset retirement obligations were $6.4 million and $6.5 million, respectively.

*Income Taxes*

Statement of Financial Accounting Standards No. 109, or SFAS No. 109, *Accounting for Income Taxes*, establishes financial accounting and reporting standards for the effect of income taxes. In accordance with SFAS No. 109, we recognize federal, state and foreign current tax liabilities or assets based on our estimate of taxes payable or refundable in the current fiscal year by tax jurisdiction. We also recognize federal, state and foreign deferred tax assets or liabilities, as appropriate, for our estimate of future tax effects attributable to temporary differences and carryforwards; and we record a valuation allowance to reduce any deferred tax assets by the amount of any tax benefits that, based on available evidence and judgment, are not expected to be realized.

United States income tax has not been provided on earnings of our non-United States subsidiaries to the extent that such earnings are considered to be permanently reinvested.

Our calculation of current and deferred tax assets and liabilities is based on certain estimates and judgments and involves dealing with uncertainties in the application of complex tax laws. Our estimates of current and deferred tax assets and liabilities may change based, in part, on added certainty or finality to an anticipated outcome, changes in accounting standards or tax laws in the United States or foreign jurisdictions where we operate, or changes in other facts or circumstances. In addition, we recognize liabilities for potential United States and foreign income tax contingencies based on our estimate of whether, and the extent to which, additional taxes may be due. If we determine that payment of these amounts is unnecessary or if the recorded tax liability is less than our current assessment, we may be required to recognize an income tax benefit or additional income tax expense in our financial statements, accordingly.

*Litigation, Investigation and Settlement Costs*

From time to time, we are involved in legal actions and/or investigations by regulatory bodies. We are aggressively defending our current litigation matters. However, there are many uncertainties associated with any litigation or investigation, and we cannot be certain that these actions or other third-party claims against us will be resolved without costly litigation, fines and/or substantial settlement payments. If that occurs, our business, financial condition and results of operations could be materially and adversely affected. If information becomes available that causes us to determine that a loss in any of our pending litigation, investigations or settlements is probable, and we can reasonably estimate the loss associated with such events, we will record the loss in accordance with accounting principles generally accepted in the United States. However, the actual liability in any such litigation or investigations may be materially different from our estimates, which could require us to record additional costs.

*Comprehensive Income*

Comprehensive income consists of net income and other comprehensive income or loss. Other comprehensive income or loss components include unrealized gains or losses on available-for-sale securities, net of tax.

*Net Income Per Share*

Basic net income per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method. Under the treasury stock method, the effect of stock options outstanding is not included in the computation of diluted net income per share for periods when their effect is anti-dilutive. The following is a reconciliation of the numerators and denominators of the basic and diluted net income per share computations for the periods presented:

| | Year Ended | | |
|---|---|---|---|
| | January 28, 2007 | January 29, 2006 | January 30, 2005 |
| | (In thousands, except per share data) | | |
| Numerator: | | | |
| Net income | $448,834 | $301,176 | $ 88,615 |
| Denominator: | | | |
| Denominator for basic net income per share, weighted average shares | 352,404 | 339,380 | 332,124 |
| Effect of dilutive securities: | | | |
| Stock options outstanding | 39,100 | 26,324 | 19,500 |
| Denominator for diluted net income per share, weighted average shares | 391,504 | 365,704 | 351,624 |
| Net income per share: | | | |
| Basic net income per share | $ 1.27 | $ 0.89 | $ 0.27 |
| Diluted net income per share | $ 1.15 | $ 0.82 | $ 0.25 |

Diluted net income per share does not include the effect of anti-dilutive common equivalent shares from stock options outstanding of 8.9 million, 11.6 million and 27.4 million for fiscal years 2007, 2006 and 2005, respectively. The weighted average exercise price of stock options excluded from the computation of diluted earnings per share was $30.14, $17.79 and $13.93 for fiscal years 2007, 2006 and 2005, respectively.

*Recently Issued Accounting Pronouncements*

In July 2006, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 48, or FIN 48, *Accounting for Uncertainty in Income Taxes*. FIN 48 applies to all tax positions related to income taxes subject to FASB Statement 109, *Accounting for Income Taxes*. Under FIN 48 a company would recognize the benefit from a tax position only if it is more-likely-than-not that the position would be sustained upon audit based solely on the technical merits of the tax position. FIN 48 clarifies how a company would measure the income tax benefits from the tax positions that are recognized, provides guidance as to the timing of the derecognition of previously recognized tax benefits, and describes the methods for classifying and disclosing the liabilities within the financial statements for any unrecognized tax benefits. FIN 48 also addresses when a company should record interest and penalties related to tax positions and how the interest and penalties may be classified within the financial statements. Any differences between tax liability amounts recognized in the statements of operations as a result of adoption of FIN 48 would be accounted for as a cumulative effect adjustment to the beginning balance of retained earnings. FIN 48 is effective for fiscal years beginning after December 15, 2006. The provisions of FIN 48 will be effective as of first quarter of fiscal 2008. We believe that the cumulative effect of adoption of FIN 48 will not result in any material change to the beginning balance of our retained earnings.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, or SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. We are required to adopt the provisions of SFAS No. 157 beginning with our fiscal quarter ending April 29, 2007. We do not believe the adoption of SFAS No. 157 will have a material impact on our consolidated financial position, results of operations or cash flows.

In September 2006, the Securities and Exchange Commission, or SEC, issued Staff Accounting Bulletin No. 108, or SAB No. 108, *Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements*, which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. We adopted the provisions of SAB No. 108 in our fiscal year 2007. The adoption of SAB No. 108 did not have a material impact on our consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, or SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. We are required to adopt the provisions of SFAS No. 159 beginning with our fiscal quarter ending April 27, 2008, although earlier adoption is permitted. We are currently evaluating the impact that SFAS No. 159 will have on our consolidated financial position, results of operations or cash flows.

**Note 2—Stock-Based Compensation**

Effective January 30, 2006, we adopted the provisions of Statement of Financial Accounting Standards No. 123(R), or SFAS No. 123(R), *Share-Based Payment*. SFAS No. 123(R) establishes accounting for stock-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured at grant date, based on the fair value of the awards, and is recognized as expense over the requisite employee service period.

*Prior to the Adoption of SFAS No. 123(R)*

Prior to the adoption of SFAS No. 123(R), we applied Accounting Principles Board Opinion No. 25, or APB No. 25, *Accounting for Stock Issued to Employees*, and related interpretations to account for our stock-based employee compensation plans. As such, compensation expense was recorded if on the date of grant the current fair value per share of the underlying stock exceeded the exercise price per share. We provided the disclosures required under Statement of Financial Accounting Standards No. 123, or SFAS No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosures*, in our periodic reports.

The pro forma information required under SFAS No. 123(R) for periods prior to fiscal 2007 as if we had applied the fair value recognition provisions of SFAS No. 123 to awards granted under our equity incentive plans was as follows for the periods presented:

| | Year Ended | |
|---|---|---|
| | January 29, 2006 | January 30, 2005 |
| | (In thousands, except per share data) | |
| Net income, as reported | $301,176 | $ 88,615 |
| Add: Stock-based employee compensation expense included in reported net income, net of related tax effects | 6,644 | 17,241 |
| Deduct: Stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects | (90,405) | (108,430) |
| Pro forma net income (loss) | $217,415 | $ (2,574) |
| Basic net income per share—as reported | $ 0.89 | $ 0.27 |
| Basic net income (loss) per share—pro forma | $ 0.64 | $ (0.01) |
| Diluted net income per share—as reported | $ 0.82 | $ 0.25 |
| Diluted net income (loss) per share—pro forma | $ 0.60 | $ (0.01) |

*Impact of the Adoption of SFAS No. 123(R)*

We elected to adopt the modified prospective application method beginning January 30, 2006 as provided by SFAS No. 123(R). Accordingly, during fiscal 2007, we recorded stock-based compensation expense for awards granted prior to, but not yet vested, as of January 29, 2006, equal to the amount that would have been recognized if the fair value method required for pro forma disclosure under SFAS No. 123 had been in effect for expense recognition purposes, adjusted for estimated forfeitures. For options granted in fiscal 2007, we measured compensation expense under the provisions of SFAS No. 123(R). We recognized stock-based compensation expense using the straight-line attribution method. Previously reported amounts have not been restated. The effect of stock-based compensation expense, net of associated payroll taxes, for the year ended January 28, 2007 on net income was as follows:

| | Year Ended January 28, 2007 |
|---|---|
| | (In thousands) |
| Stock-based compensation expense by type of award: | |
| Employee stock options | $108,654 |
| Employee stock purchase plan | 9,717 |
| Amount capitalized as inventory | (1,636) |
| Total stock-based compensation | 116,735 |
| Tax effect of stock-based compensation | (13,995) |
| Net effect on net income | $102,740 |

*Cumulative Effect of Change in Accounting Principle*

The adoption of SFAS No. 123(R) resulted in a cumulative benefit from accounting change of $0.7 million for the three months ended April 30, 2006, which reflects the net cumulative impact of estimating forfeitures in the determination of period expense by reversing the previously recognized cumulative compensation expense related to those forfeitures, rather than recording forfeitures when they occur as previously permitted.

The income statement includes stock-based compensation expense, net of associated payroll taxes, and amounts capitalized as inventory, as follows:

| | Year Ended | | |
|---|---|---|---|
| | January 28, 2007 | January 29, 2006 | January 30, 2005 |
| | | (In thousands) | |
| Cost of revenue | $ 8,200 | $ 829 | $ 1,998 |
| Research and development | 70,077 | 5,943 | 14,074 |
| Sales, general and administrative | 38,458 | (2,243) | 3,682 |
| Total | $116,735 | $ 4,529 | $19,754 |

Prior to adopting SFAS No. 123(R), we presented all tax benefits resulting from the exercise of stock options as operating cash flows in our Statement of Cash Flows. However, as required by our adoption of SFAS No. 123(R) during the twelve months ended January 28, 2007, we began classifying cash flows resulting from gross tax benefits as a part of cash flows from financing activities. Gross tax benefits are realized tax benefits from tax deductions for exercised options in excess of cumulative compensation cost for those instruments recognized in our consolidated financial statements. The effect of this change in classification on our Consolidated Statement of Cash Flows resulted in cash used from operations of $0.2 million and cash provided from financing activities of $0.2 million for the year ended January 28, 2007.

As of January 29, 2006, we had unearned stock-based compensation related to stock options of $167.9 million before the impact of estimated forfeitures. In our pro forma footnote disclosures prior to the adoption of SFAS No. 123(R), we accounted for forfeitures upon occurrence. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised if necessary in subsequent periods if actual forfeitures differ from those estimates. Accordingly, as of January 30, 2006, we estimated that stock-based compensation expense for the awards that are not expected to vest was $32.4 million, and, therefore, the unearned stock-based compensation expense related to stock options was adjusted to $135.5 million after estimated forfeitures.

During the twelve months ended January 28, 2007, we granted approximately 11.9 million stock options with an estimated total grant-date fair value of $138.4 million, and a weighted average grant-date fair value of $11.78 per option. Of this amount, we estimated that the stock-based compensation expense related to the awards that are not expected to vest was $26.7 million.

As of January 28, 2007, the aggregate amount of unearned stock-based compensation expense related to our stock options was $167.6 million, adjusted for estimated forfeitures, which we will recognize over an estimated weighted average amortization period of 2.0 years.

Approximately $1.6 million of stock-based compensation was capitalized as inventory for the twelve months ending January 28, 2007.

Stock-based compensation expense that would have been recorded under APB No. 25 during the twelve months ended January 28, 2007 was approximately $3.0 million. Upon our adoption of SFAS No. 123(R), we reclassified the unearned stock-based compensation expense balance of approximately $3.6 million that would have been recorded under APB No. 25 to additional paid-in capital in our Consolidated Balance Sheet. The adoption of SFAS No. 123(R) reduced our basic and diluted earnings per share by $0.28 and $0.25, respectively, for the year ended January 28, 2007.

*Valuation Assumptions*

At the beginning of fiscal 2006, we transitioned from a Black-Scholes model to a binomial model for calculating the estimated fair value of new stock-based compensation awards granted under our stock option plans. As a result of regulatory guidance, including SEC Staff Accounting Bulletin No. 107, or SAB No. 107, *Share-Based Payment*, and in anticipation of the impending effective date of SFAS No. 123(R), we reevaluated the assumptions we used to estimate the value of employee stock options and shares issued under our employee stock purchase plan, beginning with stock options granted and shares issued under our employee stock purchase plan in the first quarter of fiscal 2006. At that time, our management also determined that the use of implied volatility is expected to be more reflective of market conditions and, therefore, could reasonably be expected to be a better indicator of our expected volatility than historical volatility.

Additionally, in the first quarter of fiscal 2006, we began segregating options into groups for employees with relatively homogeneous exercise behavior in order to calculate the best estimate of fair value using the binomial valuation model. As such, the expected term assumption used in calculating the estimated fair value of our stock-based compensation awards using the binomial model is based on detailed historical data about employees' exercise behavior, vesting schedules, and death and disability probabilities. Our management believes the resulting binomial calculation provides a more refined estimate of the fair value of our employee stock options. For our employee stock purchase plan we continued to use the Black-Scholes model. The fair value of stock options granted under our stock option plans, and shares issued under our employee stock purchase plan have been estimated at the date of grant using a straight-line attribution method with the following assumptions:

| | **Stock Options** | | |
|---|---|---|---|
| | **Year Ended January 28, 2007** | **Year Ended January 29, 2006** | **Year Ended January 30, 2005** |
| | ***(Using a binomial model)*** | ***(Using a binomial model)*** | ***(Using the Black-Scholes model)*** |
| Weighted average expected life of stock options (in years) | 3.6 - 5.1 | 3.6 - 5.1 | 4.0 |
| Risk free interest rate | 4.7% - 5.1% | 4.0% - 4.4% | 3.0% |
| Volatility | 39% - 51% | 34% - 48% | 75% - 80% |
| Dividend yield | — | — | — |

| | **Employee Stock Purchase Plan** | | |
|---|---|---|---|
| | **Year Ended January 28, 2007** | **Year Ended January 29, 2006** | **Year Ended January 30, 2005** |
| | ***(Using the Black-Scholes model)*** | ***(Using the Black-Scholes model)*** | ***(Using the Black-Scholes model)*** |
| Weighted average expected life of stock options (in years) | 0.5 - 2.0 | 0.5 - 2.0 | 0.5 - 2.0 |
| Risk free interest rate | 1.6% - 5.2% | 0.9% - 3.7% | 1.1% - 2.1% |
| Volatility | 30% - 47% | 30% - 45% | 80% |
| Dividend yield | — | — | — |

*Equity Incentive Program*

*Overview.* We consider equity compensation to be long term compensation and an integral component of our efforts to attract and retain exceptional executives, senior management and world-class employees. We believe that properly structured equity compensation aligns the long-term interests of stockholders and employees by creating a strong, direct link between employee compensation and stock appreciation, as stock options are only valuable to our employees if the value of our common stock increases after the date of grant.

*PortalPlayer, Inc. 2004 Stock Incentive Plan*

We assumed the PortalPlayer, Inc. 2004 stock incentive plan, or the 2004 Plan, and all related outstanding options in connection with our acquisition of PortalPlayer, Inc., or PortalPlayer, on January 5, 2007. The 2004 Plan was adopted by the PortalPlayer stockholders in 2004 and as of January 28, 2007, 1,017,644 shares of NVIDIA common stock were authorized for issuance under the 2004 Plan. In addition, any shares subject to outstanding options under the PortalPlayer 1999 stock option plan that expire unexercised or any unvested shares that are forfeited will be available for issuance under the 2004 Plan. The number of shares authorized for issuance under the 2004 Plan will be increased on January 1 from 2007 through 2009 by 460,033 shares and on January 1 from 2010 through 2014 by 276,000 or a number of shares determined by the Board.

Each option we assumed in connection with our acquisition of PortalPlayer has been converted into the right to purchase that number of shares of NVIDIA common stock determined by multiplying the number of shares of PortalPlayer common stock underlying such option by 0.3601 and then rounding down to the nearest whole number of shares. The exercise price per share for each assumed option has been similarly adjusted by dividing the exercise price by 0.3601 and then rounding up to the nearest whole cent. Vesting schedules and expiration dates for the assumed options did not change.

Under the 2004 Plan, options generally vest as to 25% of the shares one year after the date of grant and as to 1/48th of the shares each month thereafter and expire ten years from the date of grant.

*PortalPlayer, Inc. 1999 Stock Option Plan*

We assumed options issued under the PortalPlayer, Inc. 1999 Stock Option Plan, or the 1999 Plan, when we completed our acquisition of PortalPlayer on January 5, 2007. The 1999 Plan was terminated upon completion of PortalPlayer's initial public offering of common stock in calendar 2004. No shares of common stock are available for issuance under the 1999 Plan other than to satisfy exercises of stock options granted under the 1999 Plan prior to its termination and any shares that become available for issuance as a result of expiration or cancellation of an option that was issued pursuant to the 1999 Plan shall become available for issuance under the 2004 Plan. Previously authorized yet unissued shares under the 1999 Plan were cancelled upon completion of PortalPlayer's initial public offering.

Each option we assumed in connection with our acquisition of PortalPlayer has been converted into the right to purchase that number of shares of NVIDIA common stock determined by multiplying the number of shares of PortalPlayer common stock underlying such option by 0.3601 and then rounding down to the nearest whole number of shares. The exercise price per share for each assumed option has been similarly adjusted by dividing the exercise price by 0.3601 and then rounding up to the nearest whole cent. Vesting schedules and expiration dates did not change.

Under the 1999 Plan, incentive stock options were granted at a price that was not less than 100% of the fair market value of PortalPlayer's common stock, as determined by its board of directors, on the date of grant.

Non-statutory stock options were granted at a price that was not less than 85% of the fair market value of PortalPlayer's common stock, as determined by its board of directors, on the date of grant.

Generally, options granted under the 1999 Plan are exercisable for a period of ten years from the date of grant, and shares vest at a rate of 25% on the first anniversary of the grant date of the option, and an additional 1/48th of the shares upon completion of each succeeding full month of continuous employment thereafter.



*2000 Nonstatutory Equity Incentive Plan*

On August 1, 2000, our Board approved the 2000 Nonstatutory Equity Incentive Plan, or the 2000 Plan, to provide for the issuance of our common stock to employees and affiliates who are not directors, executive officers or 10% stockholders. The 2000 Plan provides for the issuance of nonstatutory stock options, stock bonuses, restricted stock purchase rights, restricted stock unit awards and stock appreciation rights. Options granted under the 2000 plan generally expire in six to 10 years from the date of grant. The Compensation Committee appointed by the Board, or the Compensation Committee, has the authority to amend the 2000 Plan and to determine the option term, exercise price and vesting period of each grant. Options granted to new employees prior to February 10, 2004, generally vest ratably over a four-year period, with 25% becoming vested approximately one year from the date of grant and the remaining 75% vesting on a quarterly basis over the next three years. From February 10, 2004, initial options granted to new employees generally vest ratably quarterly over a three-year period. Grants to existing employees in recognition of performance generally vest as to 25% of the shares two years and three months after the date of grant and as to the remaining 75% of the shares subject to the option in equal quarterly installments over a nine month period. We amended our 2000 Plan in October 2006 to add the ability to issue restricted stock unit awards and stock appreciation rights and make certain other modifications. There were a total of 21,939,202 shares authorized for issuance and 18,776,119 shares available for future issuance under the 2000 Plan as of January 28, 2007.

*1998 Equity Incentive Plan*

The 1998 Equity Incentive Plan, or the 1998 Plan, was adopted by our Board on February 17, 1998 and was approved by our stockholders on April 6, 1998 as an amendment and restatement of our then existing Equity Incentive Plan which had been adopted on May 21, 1993. The 1998 Plan provides for the issuance of our common stock to directors, employees and consultants. The 1998 Plan provides for the issuance of stock bonuses, restricted stock purchase rights, incentive stock options or nonstatutory stock options. There were a total of 110,094,385 shares authorized for issuance and 2,570,982 shares available for future issuance under the 1998 Plan as of January 28, 2007.

Pursuant to the 1998 Plan, the exercise price for incentive stock options is at least 100% of the fair market value on the date of grant or for employees owning in excess of 10% of the voting power of all classes of stock, 110% of the fair market value on the date of grant. For nonstatutory stock options, the exercise price must be no less than 85% of the fair market value on the date of grant.

Option grants issued under the 1998 Plan generally expire in six to ten years from the date of grant. Vesting periods are determined by the Board or the Compensation Committee. Initial option grants to new employees made after February 10, 2004 under the 1998 Plan generally vest ratably quarterly over a three year period. Subsequent option grants generally vest up to 25% of the shares two years and three months after the date of grant and as to the remaining 75% of the shares subject to the option in quarterly installments over a nine month period.

*1998 Non-Employee Directors' Stock Option Plan*

In February 1998, our Board adopted the 1998 Non-Employee Directors' Stock Option Plan, or the Directors' Plan, to provide for the automatic grant of non-qualified options to purchase shares of our common stock to our directors who are not employees or consultants of us or of an affiliate of us.

In July 2000, the Board amended the 1998 Plan to incorporate the automatic grant provisions of the Directors' Plan into the 1998 Plan. Future automatic grants to non-employee directors will be made according to the terms of the Directors' Plan, but will be made out of the 1998 Plan until such time as shares may become available for issuance under the amended Directors' Plan. In May 2002, and subsequently in March 2006, the Directors' Plan was amended further to reduce the number of shares granted to our non-employee directors. The altered automatic grant provisions of the Directors' Plan are also incorporated into the 1998 Plan. The terms of the amended Directors' Plan are described below.

Under the amended Directors' Plan, each non-employee director who is elected or appointed to our Board for the first time is automatically granted an option to purchase 90,000 shares, which vests quarterly over a three-year period, or Initial Grant.

On August 1 each year, each non-employee director is automatically granted an option to purchase 30,000 shares, or Annual Grant. These Annual Grants will begin vesting on the second anniversary of the date of the grant and vest quarterly during the next year. The Annual Grants will be fully vested on the third anniversary of the date of the grant, provided that the director attended at least 75% of the meetings during the year following the date of the grant.

On August 1 of each year, each non-employee director who is a member of a committee of the Board, except for the Nominating and Corporate Governance Committee, will automatically be granted an option to purchase 10,000 shares, or the Committee Grant. The Committee Grants vests in full on the first anniversary of the date of the grant, provided that the director has attended at least 75% of the meetings during the year following the date of the grant. Directors who were members of two committees, Messrs. Cox, Gaither and Jones, waived their grant of an additional 10,000 shares for being a member of a second committee in fiscal 2005 and 2006.

If a non-employee director fails to attend at least 75% of the regularly scheduled meetings during the year following the grant of an option, rather than vesting as described previously, the Committee Grants will vest annually over four years following the date of grant at the rate of 10% per year for the first three years and 70% for the fourth year, and the Annual Grants will vest 30% upon the three-year anniversary of the grant date and 70% for the fourth year, such that in each case the entire option will become fully vested on the four-year anniversary of the date of the grant. For Annual Grants and Committee Grants, if the person has not been serving on the Board or committee since a prior year's annual meeting, the number of shares granted will be reduced pro rata for each full quarter prior to the date of grant during which such person did not serve in such capacity.

The Compensation Committee administers the amended Directors' Plan. A total of 1,200,000 shares have been authorized and issued under the amended Directors' Plan of which none is available for future issuance as of January 28, 2007. As described above, future grants to non-employee directors will be made out of the 1998 Plan.

*1998 Employee Stock Purchase Plan*

In February 1998, our Board approved the 1998 Employee Stock Purchase Plan, or the Purchase Plan. In June 1999, the Purchase Plan was amended to increase the number of shares reserved for issuance automatically each year at the end of our fiscal year for the next 10 years (commencing at the end of fiscal 2000 and ending 10 years later in 2009) by an amount equal to 2% of the outstanding shares on each such date, including on an as-if-converted basis preferred stock and convertible notes, and outstanding options and warrants, calculated using the treasury stock method; provided that the maximum number of shares of common stock available for issuance from the Purchase Plan could not exceed 52,000,000 shares. The number of shares will no longer be increased annually as we reached the maximum permissible number of shares at the end of fiscal 2006. There are a total of 52,000,000 shares authorized for issuance. At January 28, 2007, 18,857,690 shares have been issued under the Purchase Plan and 33,142,310 shares are available for future issuance.



The Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. Under the Purchase Plan, the Board has authorized participation by eligible employees, including officers, in periodic offerings following the adoption of the Purchase Plan. Under the Purchase Plan, separate offering periods shall be no longer than 27 months. Under the current offering adopted pursuant to the Purchase Plan, each offering period is 24 months, which is divided into four purchase periods of 6 months.

Employees are eligible to participate if they are employed by us or an affiliate of us as designated by the Board. Employees who participate in an offering may have up to 10% of their earnings withheld pursuant to the Purchase Plan up to certain limitations and applied on specified dates determined by the Board to the purchase of shares of common stock. The Board may increase this percentage at its discretion, up to 15%. The price of common stock purchased under the Purchase Plan will be equal to the lower of the fair market value of the common stock on the commencement date of each offering period and the purchase date of each offering period at 85% at the fair market value of the common stock on the relevant purchase date. During fiscal 2007, 2006 and 2005, employees purchased approximately 3.8 million, 3.6 million, and 4.0 million shares with weighted-average prices of $6.42, $5.59, and $4.36 per share, respectively, and grant-date fair values of $3.64, $1.70, and $1.57 per share, respectively. Employees may end their participation in the Purchase Plan at any time during the offering period, and participation ends automatically on termination of employment with us and in each case their contributions are refunded.

The following summarizes the transactions under the 1998 Plan, 2000 Plan, 1999 Plan, 2004 Plan and Directors' Plan:

| | Options Available for Grant | Options Outstanding | Weighted Average Exercise Price Per Share |
|---|---|---|---|
| Balances, January 25, 2004 | 57,914,062 | 85,533,410 | $ 7.10 |
| Authorized | — | — | — |
| Granted | (17,029,852) | 17,029,852 | 11.74 |
| Exercised | — | (6,103,750) | 4.10 |
| Cancelled | 4,139,198 | (4,139,198) | 9.41 |
| Balances, January 30, 2005 | 45,023,408 | 92,320,314 | $ 8.05 |
| Authorized | — | — | |
| Granted | (16,417,786) | 16,417,786 | 13.87 |
| Exercised | — | (18,074,266) | 5.95 |
| Cancelled | 2,705,354 | (2,705,354) | 10.29 |
| Balances, January 29, 2006 | 31,310,976 | 87,958,480 | $ 9.50 |
| Authorized | 1,091,383 | — | — |
| Granted and assumed | (12,539,612) | 12,539,612 | 29.60 |
| Exercised | — | (24,585,893) | 8.01 |
| Cancelled | 1,917,537 | (1,917,537) | 13.42 |
| Balances, January 28, 2007 | 21,780,284 | 73,994,662 | $13.29 |

The following table summarizes the options outstanding, options vested and expected to vest and options exercisable as of January 28, 2007:

| | Options Outstanding | Weighted Average Exercise Price Per Share | Weighted Average Remaining Contractual Term (in years) | Aggregate Intrinsic Value [1] |
|---|---|---|---|---|
| Options outstanding | 73,994,662 | $13.29 | 3.77 | $1,363,448,818 |
| Options vested and expected to vest | 66,365,198 | $12.40 | 3.70 | $1,282,391,307 |
| Options exercisable | 42,212,234 | $ 9.30 | 3.25 | $ 943,461,713 |

[1] The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value for in-the-money options at January 28, 2007, based on the $31.47 closing stock price of our common stock on the NASDAQ Global Select Market, which would have been received by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options outstanding and exercisable as of January 28, 2007 was 72.2 million shares and 41.9 million shares, respectively.

The following table summarizes information about stock options outstanding as of January 28, 2007:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price | Number Exercisable | Weighted Average Exercise Price |
| $0.16 - $0.17 | 105,000 | 0.6 | $ 0.16 | 105,000 | $ 0.16 |
| 0.33 - 0.40 | 290,537 | 0.9 | $ 0.38 | 290,537 | $ 0.38 |
| 0.69 - 0.97 | 3,740,783 | 1.3 | $ 0.87 | 3,740,783 | $ 0.87 |
| 1.13 - 1.25 | 112,327 | 2.8 | $ 1.15 | 97,409 | $ 1.13 |
| 2.05 - 2.94 | 3,006,036 | 2.5 | $ 2.35 | 3,004,052 | $ 2.35 |
| 3.83 - 5.54 | 4,970,417 | 3.6 | $ 4.70 | 4,830,338 | $ 4.73 |
| 5.76 - 8.59 | 13,470,438 | 3.0 | $ 7.27 | 10,562,463 | $ 7.30 |
| 8.77 - 13.13 | 23,143,952 | 3.7 | $ 11.76 | 11,881,607 | $ 11.40 |
| 13.19 - 19.77 | 11,958,889 | 4.4 | $ 16.30 | 5,980,184 | $ 16.29 |
| 20.63 - 30.90 | 11,498,508 | 5.3 | $ 27.10 | 1,449,430 | $ 22.73 |
| 31.97 - 46.94 | 1,380,007 | 6.1 | $ 37.06 | 123,646 | $ 44.65 |
| 48.99 - 73.01 | 251,356 | 7.2 | $ 61.62 | 111,935 | $ 60.50 |
| 73.87 - 86.40 | 65,361 | 6.2 | $ 79.04 | 33,799 | $ 79.75 |
| 312.42 - 312.42 | 200 | 1.0 | $ 312.42 | 200 | $ 312.42 |
| 1,249.66 and above | 851 | 3.0 | $1,324.55 | 851 | $1,324.55 |
| | 73,994,662 | 3.8 | $ 13.29 | 42,212,234 | $ 9.30 |

| | Year Ended January 28, 2007 |
|---|---|
| Total intrinsic value of options exercised | $ 530.7 million |
| Total cash received from employees as a result of employee stock option exercises | $ 196.2 million |

We settle employee stock option exercises with newly issued common shares. We do not have any equity instruments outstanding other than the options described above as of January 28, 2007.

**Note 3—3dfx**

During fiscal year 2002, we completed the purchase of certain assets from 3dfx Interactive, Inc., or 3dfx, for an aggregate purchase price of approximately $74.2 million. On December 15, 2000, NVIDIA Corporation and one of our indirect subsidiaries entered into an agreement, which closed on April 18, 2001, to purchase certain graphics chip assets from 3dfx. Under the terms of the Asset Purchase Agreement, the cash consideration due at the closing was $70.0 million, less $15.0 million that was loaned to 3dfx pursuant to a Credit Agreement dated December 15, 2000. The Asset Purchase Agreement also provided, subject to the other provisions thereof, that if 3dfx properly certified that all its debts and other liabilities had been provided for, then we would have been obligated to pay 3dfx two million shares of NVIDIA common stock. If 3dfx could not make such a certification, but instead properly certified that its debts and liabilities could be satisfied for less than $25.0 million, then 3dfx could have elected to receive a cash payment equal to the amount of such debts and liabilities and a reduced number of shares of our common stock, with such reduction calculated by dividing the cash payment by $25.00 per share. If 3dfx could not certify that all of its debts and liabilities had been provided for, or could not be satisfied, for less than $25.0 million, we would not be obligated under the agreement to pay any additional consideration for the assets.

In October 2002, 3dfx filed for Chapter 11 bankruptcy protection in the United States Bankruptcy Court for the Northern District of California. In March 2003, we were served with a complaint filed by the Trustee appointed by the Bankruptcy Court which sought, among other things, payments from us as additional purchase price related to our purchase of certain assets of 3dfx. In early November 2005, after many months of mediation, NVIDIA and the Official Committee of Unsecured Creditors, or the Creditors' Committee, reached a conditional settlement of the Trustee's claims against NVIDIA. This conditional settlement, presented as the centerpiece of a proposed Plan of Liquidation in the bankruptcy case, was subject to a confirmation process through a vote of creditors and the review and approval of the Bankruptcy Court after notice and hearing. The Trustee advised that he intended to object to the settlement, which would have called for a payment by NVIDIA of approximately $30.6 million to the 3dfx estate. Under the settlement, $5.6 million related to various administrative expenses and Trustee fees, and $25.0 million related to the satisfaction of debts and liabilities owed to the general unsecured creditors of 3dfx. Accordingly, during the three month period ended October 30, 2005, we recorded $5.6 million as a charge to settlement costs and $25.0 million as additional purchase price for 3dfx.

However, the conditional settlement never progressed substantially through the confirmation process. On December 21, 2005, the Bankruptcy Court determined that it would schedule trial of one portion of the Trustee's case against NVIDIA. On January 2, 2007, NVIDIA exercised its right to terminate the settlement agreement on grounds that the bankruptcy court had failed to proceed toward confirmation of the Creditors' Committee's plan. Beginning on March 21, 2007, NVIDIA and the Trustee are scheduled to try the question of the value of the assets 3dfx conveyed to NVIDIA and, in particular, whether the price NVIDIA paid for those assets was reasonably equivalent to the value of the assets 3dfx sold to NVIDIA.

The 3dfx asset purchase price of $95.0 million and $4.2 million of direct transaction costs were allocated based on fair values presented below. The final allocation of the purchase price of the 3dfx assets is contingent upon the outcome of all of the 3dfx litigation. Please see Note 12 for further information regarding this litigation.

| | Fair Market Value | Straight-Line Amortization Period |
|---|---|---|
| | (In thousands) | (Years) |
| Property and equipment | $ 2,433 | 1-2 |
| Trademarks | 11,310 | 5 |
| Goodwill | 85,418 | — |
| Total | $99,161 | |

**Note 4—Business Combinations**

On February 20, 2006, we completed our acquisition of ULi Electronics, Inc., or ULi, a core logic developer for the personal computer, or PC, industry. The acquisition represents our ongoing investment in our platform solution strategy and has strengthened our sales, marketing, and customer engineering presence in Taiwan and China. The aggregate purchase price consisted of cash consideration of approximately $53.1 million.

On March 29, 2006, we completed our acquisition of Hybrid Graphics Ltd., or Hybrid Graphics, a developer of embedded 2D and 3D graphics software for handheld devices. The aggregate purchase price consisted of cash consideration of approximately $36.7 million.

On January 5, 2007, we completed our acquisition of PortalPlayer, a leading supplier of semiconductors, firmware, and software for personal media players, or PMPs, and secondary display-enabled computers. We believe that the acquisition will accelerate our ongoing investment in our handheld product strategy. Pursuant to the terms of the acquisition, we paid cash consideration of approximately $344.9 million in exchange for common stock in PortalPlayer and recognized an additional purchase price of $2.9 million, the value of approximately 658,000 options of NVIDIA common stock issued upon conversion of outstanding PortalPlayer stock options.

We allocated the purchase price of each of these acquisitions to tangible assets, liabilities and identifiable intangible assets acquired, as well as in-process research and development, or IPR&D, if identified, based on their estimated fair values. The excess of purchase price over the aggregate fair values was recorded as goodwill. The fair value assigned to identifiable intangible assets acquired was based on estimates and assumptions determined by management. Purchased intangibles are amortized on a straight-line basis over their respective useful lives. The allocation of the purchase price has been prepared on a preliminary basis and reasonable changes are expected as additional information becomes available.

The following is a summary of estimated fair values of the assets we acquired and liabilities we assumed as of January 28, 2007 for acquisitions we completed in fiscal 2007:

| | ULi | Hybrid Graphics | PortalPlayer |
|---|---|---|---|
| | | (In thousands) | |
| **Fair Market Values:** | | | |
| Cash and cash equivalents | $ 21,551 | $ 1,180 | $ 10,174 |
| Marketable Securities | — | — | 176,492 |
| Accounts receivable | 8,148 | 808 | 16,480 |
| Inventories | 4,896 | — | 1,883 |
| Other assets | 935 | 73 | 12,945 |
| Property and equipment | 1,010 | 134 | 9,755 |
| In-process research and development | — | 602 | 13,400 |
| Goodwill | 31,051 | 27,906 | 114,816 |
| Intangible assets: | | | |
| Existing technology | 2,490 | 5,179 | 8,900 |
| Customer relationships | 653 | 2,650 | 2,700 |
| Trademark | — | 482 | — |
| Non-compete agreements | — | 72 | — |
| Total assets acquired | 70,734 | 39,086 | 367,545 |
| Current liabilities | (16,878) | (1,373) | (12,139) |
| Acquisition related costs | (781) | (740) | (7,516) |
| Long-term liabilities | — | (301) | (46) |
| Total liabilities assumed | (17,659) | (2,414) | (19,701) |
| Net assets acquired | $ 53,075 | $36,672 | $347,844 |

| | ULi | Hybrid Graphics | PortalPlayer |
|---|---|---|---|
| | Straight-line depreciation /amortization period | | |
| Property and equipment | 4 - 49 months | 1 month - 36 months | 3 months - 60 months |
| Intangible assets: | | | |
| Existing technology | 3 years | 3 years | 3 years |
| Customer relationships | 3 years | 3 years | 3 years |
| Trademark | — | 3 years | — |
| Non-compete agreements | — | 3 years | — |



The amount of the IPR&D represents the value assigned to research and development projects of Hybrid Graphics and PortalPlayer that had commenced but had not yet reached technological feasibility and had no alternative future use. In accordance with Statement of Financial Accounting Standards No. 2, or SFAS No. 2, *Accounting for Research and Development Costs*, as clarified by FASB issued Interpretation No. 4, or FIN 4, *Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method an interpretation of FASB Statement No. 2*, amounts assigned to IPR&D meeting the above-stated criteria were charged to research and development expenses as part of the allocation of the purchase price.

The pro forma results of operations for these acquisitions have not been presented because the effects of the acquisitions, individually or in the aggregate, were not material to our results.

**Note 5—Goodwill**

The carrying amount of goodwill is as follows:

| | January 28, 2007 | January 29, 2006 |
|---|---|---|
| | (In thousands) | |
| 3dfx | $ 75,326 | $ 75,326 |
| MediaQ | 35,342 | 52,913 |
| ULi | 31,051 | — |
| Hybrid Graphics | 27,906 | — |
| PortalPlayer | 114,816 | — |
| Other | 16,984 | 17,078 |
| Total goodwill | $301,425 | $145,317 |

During fiscal 2007, we recorded $31.1 million, $27.9 million and $114.8 million as goodwill related to our acquisitions accounted for under the purchase method of accounting of ULi, Hybrid Graphics and PortalPlayer, respectively. Please refer to Note 4 of the Notes to Consolidated Financial Statements for further information. In addition, during fiscal 2007, the amount allocated to MediaQ Inc., or MediaQ, goodwill was adjusted to $35.3 million as a result of the reversal of the valuation allowance of deferred tax assets related to our acquisition of MediaQ.

During fiscal 2006, we recorded $12.2 million as goodwill for the acquisition of a small international company accounted for under the purchase method of accounting. In addition, during fiscal 2006, we recorded $25.0 million as goodwill related to the purchase of certain assets of 3dfx. Please refer to Note 3 of the Notes to Consolidated Financial Statements for further information.

In computing fair value of our reporting units, we use estimates of future revenues, costs and cash flows from such units. The amount of goodwill allocated to our GPU, MCP, Handheld GPU, Consumer Electronics, and All Other segments as of January 28, 2007, was $99.3 million, $46.2 million, $137.7 million, $11.9 million, and $6.3 million, respectively. As of January 29, 2006, the amount of goodwill allocated to our GPU, MCP, Handheld GPU, Consumer Electronics, and All Other segments, was $99.3 million, $15.1 million, $12.7 million, $11.9 million, and $6.3 million, respectively. Please refer to Note 14 of the Notes to Consolidated Financial Statements for further segment information.

### Note 6—Amortizable Intangible Assets

We are currently amortizing our intangible assets with definitive lives over periods ranging from 1 to 5 years on a straight-line basis. The components of our amortizable intangible assets are as follows:

| | January 28, 2007 | | | January 29, 2006 | | |
|---|---|---|---|---|---|---|
| | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount |
| | (In thousands) | | | | | |
| Technology licenses | $ 37,516 | $(20,480) | $17,036 | $21,586 | $(13,595) | $ 7,991 |
| Patents | 34,623 | (24,569) | 10,054 | 23,750 | (19,911) | 3,839 |
| Acquired intellectual property | 50,212 | (31,894) | 18,318 | 27,086 | (24,516) | 2,570 |
| Trademarks | 11,310 | (11,310) | — | 11,310 | (10,807) | 503 |
| Other | 1,494 | (1,391) | 103 | 1,494 | (976) | 518 |
| Total intangible assets | $135,155 | $(89,644) | $45,511 | $85,226 | $(69,805) | $15,421 |

The increase in the gross carrying amount of acquired intellectual property as of January 28, 2007 as compared to January 29, 2006 is primarily related to $3.1 million, $8.4 million and $11.6 million of intangible assets that resulted from our acquisitions of ULi, Hybrid Graphics and PortalPlayer, respectively, during fiscal 2007. Please refer to Note 4 of our Notes to Consolidated Financial Statements for further information. In addition, the $10.9 million increase in the gross carrying amount of patents is related primarily to patents licensed from Opti Incorporated, or Opti, for $8.0 million as a result of the license and settlement agreements described in Note 12 of our Notes to Consolidated Financial Statements.

During fiscal 2007, we entered into a confidential patent licensing arrangement. As part of this arrangement, we recorded a charge of $16.0 million to the cost of revenue category in our statement of income related to past usage of certain patents subject to the arrangement. Our commitment for future license payments under this arrangement could range from $97.0 million to $110.0 million over a ten year period; however, the net outlay under this arrangement may be reduced by the occurrence of certain events covered by the arrangement. The increase in the gross carrying amount of technology licenses as of January 28, 2007 when compared to January 29, 2006 is primarily related to approximately $14.4 million committed by us during fiscal 2007 under this arrangement.

Amortization expense associated with intangible assets for fiscal years 2007, 2006 and 2005 was $19.8 million, $16.9 million and $19.7 million, respectively. Future amortization expense for the net carrying amount of intangible assets at January 28, 2007 is estimated to be $17.1 million in fiscal 2008, $11.1 million in fiscal 2009, $6.9 million in fiscal 2010, $2.8 million in fiscal 2011, $2.0 million in fiscal 2012, and $5.6 million in fiscal 2013 and thereafter.

### Note 7—Marketable Securities

We account for our investment instruments in accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. All of our cash equivalents and marketable securities are treated as



"available-for-sale" under SFAS No. 115. Cash equivalents consist of financial instruments which are readily convertible into cash and have original maturities of three months or less at the time of acquisition. Marketable securities consist primarily of highly liquid investments with a maturity of greater than three months when purchased and some equity investments. We classify our marketable securities at the date of acquisition in the available-for-sale category as our intention is to convert them into cash for operations. These securities are reported at fair value with the related unrealized gains and losses included in accumulated other comprehensive income (loss), a component of stockholders' equity, net of tax. Realized gains and losses on the sale of marketable securities are determined using the specific-identification method. Net realized losses for fiscal years 2007 and 2006 were $0.2 million and $2.8 million, respectively.

The following is a summary of cash equivalents and marketable securities at January 28, 2007 and January 29, 2006:

| | January 28, 2007 | | | |
|---|---|---|---|---|
| | Amortized Cost | Unrealized Gain | Unrealized Loss | Estimated Fair Value |
| | (In thousands) | | | |
| Asset-backed securities | $ 153,471 | $ 92 | $ (450) | $ 153,113 |
| Commercial paper | 113,576 | — | (2) | 113,574 |
| Obligations of the United States government & its agencies | 59,729 | — | (627) | 59,102 |
| United States corporate notes, bonds and obligations | 277,641 | 26 | (1,099) | 276,568 |
| Equity Securities | 2,491 | 3,338 | — | 5,829 |
| Money market | 467,198 | — | — | 467,198 |
| Total | $1,074,106 | $3,456 | $(2,178) | $1,075,384 |
| Classified as: | | | | |
| Cash equivalents | | | | $ 501,948 |
| Marketable securities | | | | 573,436 |
| Total | | | | $1,075,384 |

| | January 29, 2006 | | | |
|---|---|---|---|---|
| | Amortized Cost | Unrealized Gain | Unrealized Loss | Estimated Fair Value |
| | (In thousands) | | | |
| Asset-backed securities | $ 224,649 | $ 1 | $ (983) | $ 223,667 |
| Commercial paper | 138,091 | 13 | (7) | 138,097 |
| Obligations of the United States government & its agencies | 72,753 | 8 | (834) | 71,927 |
| United States corporate notes, bonds and obligations | 179,930 | 5 | (1,467) | 178,468 |
| Money market | 256,593 | — | — | 256,593 |
| Total | $ 872,016 | $ 27 | $(3,291) | $ 868,752 |
| Classified as: | | | | |
| Cash equivalents | | | | $ 470,334 |
| Marketable securities | | | | 398,418 |
| Total | | | | $ 868,752 |

The following table provides the breakdown of the investments with unrealized losses at January 28, 2007:

| | Less than 12 months | | 12 months or greater | | Total | |
|---|---|---|---|---|---|---|
| | Fair Value | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses |
| | (In thousands) | | | | | |
| Asset-backed securities | $ 56,663 | $(144) | $ 64,872 | $ (307) | $121,535 | $ (451) |
| Commercial paper | 37,528 | (2) | — | — | 37,528 | (2) |
| Obligations of the United States government & its agencies | 28,058 | (217) | 31,044 | (410) | 59,102 | (627) |
| United States corporate notes, bonds and obligations | 103,118 | (318) | 110,700 | (780) | 213,818 | (1,098) |
| Total | $225,367 | $(681) | $206,616 | $(1,497) | $431,983 | $(2,178) |

As of January 28, 2007, we had 87 investments that were in an unrealized loss position with an average unrealized loss duration of less than one year. The gross unrealized losses related to fixed income securities were due to changes in interest rates. We have determined that the gross unrealized losses on investment securities at January 28, 2007 are temporary in nature. We review our investments to identify and evaluate investments that have indications of possible impairment. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been less than the cost basis, the financial condition and near-term prospects of the investee, and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. Our investment policy requires the purchase of top-tier investment grade securities, the diversification of asset type and certain limits on our portfolio duration.

The amortized cost and estimated fair value of cash equivalents and marketable securities classified as available-for-sale at January 28, 2007 and January 29, 2006 by contractual maturity are shown below.

All of our marketable securities are debt instruments with the exception of $5.8 million of publicly traded equity securities at January 28, 2007.

| | January 28, 2007 | | January 29, 2006 | |
|---|---|---|---|---|
| | Amortized Cost | Estimated Fair Value | Amortized Cost | Estimated Fair Value |
| | (In thousands) | | | |
| Less than one year | $ 810,754 | $ 810,081 | $491,259 | $491,246 |
| Due in 1-5 years | 257,623 | 256,274 | 364,065 | 361,047 |
| Due in 6-7 years | 3,238 | 3,201 | 16,692 | 16,459 |
| Total | $1,071,615 | $1,069,556 | $872,016 | $868,752 |

**Note 8—Balance Sheet Components**

Certain balance sheet components are as follows:

| | January 28, 2007 | January 29, 2006 |
|---|---|---|
| | (In thousands) | |
| **Inventories:** | | |
| Raw materials | $ 56,261 | $ 25,743 |
| Work in-process | 111,058 | 107,847 |
| Finished goods | 187,361 | 121,280 |
| Total inventories | $354,680 | $254,870 |

The significant increase in finished goods inventories primarily relates to our build-up of inventory levels of several of our MCP and memory products to meet forecasted sales demand.

| | January 28, 2007 | January 29, 2006 |
|---|---|---|
| | (In thousands) | |
| **Deposits and Other Assets:** | | |
| Investments in non-affiliates | $11,684 | $11,684 |
| Long-term prepayments | 8,245 | 7,504 |
| Other | 8,420 | 8,289 |
| Total deposits and other assets | $28,349 | $27,477 |

| | January 28, 2007 | January 29, 2006 | Estimated Useful Life |
|---|---|---|---|
| | (In thousands) | | (Years) |
| **Property and Equipment:** | | | |
| Land | $ 1,230 | $ — | (A) |
| Software and licenses | 195,556 | 153,618 | 3-5 |
| Test equipment | 135,607 | 88,468 | 3 |
| Computer equipment | 113,538 | 106,061 | 3 |
| Office furniture and equipment | 24,203 | 21,618 | 5 |
| Leasehold improvements | 92,784 | 88,376 | (B) |
| Construction in process | 6,580 | 2,260 | (C) |
| | 569,498 | 460,401 | |
| Accumulated depreciation and amortization | (308,670) | (282,249) | |
| Total property and equipment, net | $ 260,828 | $ 178,152 | |

(A) Land is a non-depreciable asset.

(B) Leasehold improvements are amortized based on the lesser of either the asset's estimated useful life or the remaining lease term.

(C) Construction in process represents assets that are not in service as of the balance sheet date.

Depreciation expense for fiscal years 2007, 2006 and 2005 was $88.0 million, $76.4 million, and $71.3 million, respectively. Assets recorded under capital leases included in property and equipment were $17.1 million as of January 28, 2007 and January 29, 2006. Related accumulated amortization was $17.1 million as of January 28, 2007 and January 29, 2006. Amortization expense for fiscal 2006 and 2005 related to capital leases was $1.2 million, and $3.8 million, respectively. As of January 28, 2007, all assets recorded under capital leases have been fully amortized.

| | January 28, 2007 | January 29, 2006 |
|---|---|---|
| | (In thousands) | |
| **Accrued Liabilities:** | | |
| Accrued customer programs | $181,182 | $ 90,056 |
| Deferred revenue | 1,180 | 217 |
| Customer advances | 239 | 1,556 |
| Taxes payable | 37,903 | 58,355 |
| Accrued payroll and related expenses | 81,352 | 53,080 |
| Deferred rent | 12,551 | 11,879 |
| Accrued legal settlement | 30,600 | 30,600 |
| Other | 21,725 | 13,521 |
| Total accrued liabilities | $366,732 | $259,264 |

The increase in accrued customer programs as of January 28, 2007 when compared to January 29, 2006 primarily relates to an increase in rebates payable to OEMs as a result of our increased sales to OEMs during fiscal 2007 when compared to fiscal 2006. The increase in accrued payroll and related expenses as of January 28, 2007 when compared to January 29, 2006 primarily relates to the significant increase in the number of employees during fiscal 2007.

| | January 28, 2007 | January 29, 2006 |
|---|---|---|
| | (In thousands) | |
| **Other Long-Term Liabilities:** | | |
| Asset retirement obligation | $ 6,362 | $ 6,440 |
| Accrued payroll taxes related to stock options | 8,995 | 9,412 |
| Other long-term liabilities | 14,180 | 4,184 |
| Total other long-term liabilities | $29,537 | $20,036 |

**Note 9—Guarantees**

FASB Interpretation No. 45, or FIN 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a tabular reconciliation of the changes of the entity's product warranty liabilities.

We record a reduction to revenue for estimated product returns at the time revenue is recognized primarily based on historical return rates. The reductions to revenue for estimated product returns for fiscal years 2007, 2006 and 2005 are as follows:

| Description | Balance at Beginning of Period | Additions [1] | Deductions [2] | Balance at End of Period |
|---|---|---|---|---|
| | | (In thousands) | | |
| Year ended January 28, 2007 | | | | |
| Allowance for sales returns | $10,239 | $37,033 | $(32,795) | $14,477 |
| Year ended January 29, 2006 | | | | |
| Allowance for sales returns | $11,687 | $35,127 | $(36,575) | $10,239 |
| Year ended January 30, 2005 | | | | |
| Allowance for sales returns | $ 9,421 | $22,463 | $(20,197) | $11,687 |

(1) Allowances for sales returns are charged as a reduction to revenue.

(2) Represents amounts written off against the allowance for sales returns.

In connection with certain agreements that we have executed in the past, we have at times provided indemnities to cover the indemnified party for matters such as tax, product and employee liabilities. We have also on occasion included intellectual property indemnification provisions in our technology related agreements with third parties. Maximum potential future payments cannot be estimated because many of these agreements do not have a maximum stated liability. As such, we have not recorded any liability in our consolidated financial statements for such indemnifications.

## Note 10—Stockholders' Equity

*Stock Repurchase Program*

On August 9, 2004 we announced that our Board had authorized a stock repurchase program to repurchase shares of our common stock, subject to certain specifications, up to an aggregate maximum amount of $300 million. Subsequently, on March 6, 2006, we announced that our Board had approved a $400 million increase to the original stock repurchase program. As a result of this increase, the amount of common stock the Board has authorized to be repurchased has now been increased to a total of $700 million. The repurchases will be made from time to time in the open market, in privately negotiated transactions, or in structured stock repurchase programs, in compliance with the Securities Exchange Act of 1934, or the Exchange Act, Rule 10b-18, subject to market conditions, applicable legal requirements, and other factors. The program does not obligate NVIDIA to acquire any particular amount of common stock and the program may be suspended at any time at our discretion.

As part of our share repurchase program, we have entered into and we may continue to enter into structured share repurchase transactions with financial institutions. These agreements generally require that we make an up-front payment in exchange for the right to receive a fixed number of shares of our common stock upon execution of the agreement, and a potential incremental number of shares of our common stock, within a pre-determined range, at the end of the term of the agreement. During fiscal 2007, we repurchased 10.3 million shares of our common stock for $275.0 million under structured share repurchase transactions, which we recorded on the trade date of the transaction. Through the end of fiscal 2007, we have repurchased 27.3 million shares under our stock repurchase program for a total cost of $488.1 million. During the first quarter of fiscal 2008, we entered into a structured share repurchase transaction to repurchase shares of our common stock for $125.0 million that we expect to settle prior to the end of our first fiscal quarter.

*Convertible Preferred Stock*

As of January 28, 2007 and January 29, 2006, there were no shares of preferred stock outstanding.

## Note 11—401(k) Retirement Plan

We have a 401(k) Retirement Plan, or the 401(k) Plan, covering substantially all of our United States employees. Under the Plan, participating employees may defer up to 100% of their pre-tax earnings, subject to the Internal Revenue Service annual contribution limits. We do not make employer contributions to the 401(k) Plan.

## Note 12—Financial Arrangements, Commitments and Contingencies

*Inventory Purchase Obligations*

At January 28, 2007, we had outstanding inventory purchase obligations totaling $364.5 million.

*Capital Purchase Obligations*

At January 28, 2007, we had outstanding capital purchase obligations totaling $4.8 million.

*Lease Obligations*

Our headquarters complex is located on a leased site in Santa Clara, California and is comprised of six buildings. The related leases expire in fiscal 2013 and include two seven-year renewals at our option for five buildings and a three-year renewal option for one building. Future minimum lease payments under these operating leases total $130.0 million over the remaining terms of the leases, including predetermined rent escalations, and are included in the future minimum lease payment schedule below.

In addition to the commitment of our headquarters, we have other domestic and international office facilities under operating leases expiring through fiscal 2015. Future minimum lease payments under our noncancelable operating leases as of January 28, 2007, are as follows:

| | Future Minimum Lease Obligations |
|---|---|
| | (In thousands) |
| **Year ending January:** | |
| 2008 | $ 33,890 |
| 2009 | 33,480 |
| 2010 | 31,952 |
| 2011 | 31,549 |
| 2012 | 30,449 |
| 2013 and thereafter | 6,445 |
| Total | $167,765 |

Rent expense for the years ended January 28, 2007, January 29, 2006 and January 30, 2005 was $32.6 million, $29.5 million, and $28.0 million, respectively.

*Litigation*

*3dfx*

On December 15, 2000, NVIDIA Corporation and one of our indirect subsidiaries entered into an agreement to purchase certain graphics chip assets from 3dfx which closed on April 18, 2001.

In May 2002, we were served with a California state court complaint filed by the landlord of 3dfx's San Jose, California commercial real estate lease, CarrAmerica. In December 2002, we were served with a California state court complaint filed by the landlord of 3dfx's Austin, Texas commercial real estate lease, Carlyle Fortran Trust. The landlords' complaints both asserted claims for, among other things, interference with contract, successor liability and fraudulent transfer and seek to recover, among other things, amounts owed on their leases with 3dfx in the aggregate amount of approximately $15 million. In October 2002, 3dfx filed for chapter 11 bankruptcy protection in the United States Bankruptcy Court for the Northern District of California. The landlords' actions were subsequently removed to the United States Bankruptcy Court for the Northern District of California and consolidated, for purposes of discovery, with a complaint filed by the Trustee in the 3dfx bankruptcy case. Upon motion by NVIDIA in 2005, the District Court withdrew the reference to the Bankruptcy Court and the landlord actions were removed to the United States District Court for the Northern District of California. On November 10, 2005, the District Court granted our motion to dismiss the landlords' respective amended complaints and allowed the landlords to have until February 4, 2006 to amend their complaints. The landlords re-filed claims against NVIDIA in early February 2006, and NVIDIA again filed motions requesting the District Court to dismiss all such claims. The District Court took both motions under submission. On September 29, 2006, the court dismissed the CarrAmerica action in its entirety and without leave to amend. The court found, among other things, that CarrAmerica lacks standing to bring the lawsuit and that such standing belongs exclusively to the bankruptcy trustee. On October 27, 2006, CarrAmerica filed a notice of appeal from that order. On December 15, 2006, the District Court also dismissed the Carlyle complaint in its entirety, finding that Carlyle lacked standing to pursue some of its claims, and that certain other claims were substantively unmeritorious. NVIDIA has filed motions to recover its litigation costs and attorneys fees against both Carlyle and Carr. Those motions are currently scheduled for hearing in early April, 2007.

In March 2003, we were served with a complaint filed by the Trustee appointed by the Bankruptcy Court to represent the interests of the 3dfx bankruptcy estate. The Trustee's complaint asserts claims for, among other things, successor liability and fraudulent transfer and seeks additional payments from us. On October 13, 2005, the Court held a hearing on the Trustee's motion for summary adjudication. On December 23, 2005, the Court issued its ruling denying the Trustee's Motion for Summary Adjudication in all material respects and holding that NVIDIA is prevented from disputing that the value of the 3dfx transaction to NVIDIA was less than $108.0 million. The Court expressly denied the Trustee's request to find that the value of the 3dfx assets conveyed to NVIDIA were at least $108.0 million. In early November 2005, after many months of mediation, NVIDIA and the Official Committee of Unsecured Creditors, or the Creditors' Committee, reached a conditional settlement of the Trustee's claims against NVIDIA. This conditional settlement, presented as the centerpiece of a proposed Plan of Liquidation in the bankruptcy case, was subject to a confirmation process through a vote of creditors and the review and approval of the Bankruptcy Court after notice and hearing. The Trustee advised that he intended to object to the settlement, which would have called for a payment by NVIDIA of approximately $30.6 million to the 3dfx estate. Under the settlement, $5.6 million related to various administrative expenses and Trustee fees, and $25.0 million related to the satisfaction of debts and liabilities owed to the general unsecured creditors of 3dfx. Accordingly, during the three month period ended October 30, 2005, we recorded $5.6 million as a charge to settlement costs and $25.0 million as additional purchase price for 3dfx.

However, the conditional settlement never progressed substantially through the confirmation process. On December 21, 2005, the Bankruptcy Court determined that it would schedule trial of one portion of the Trustee's case against NVIDIA. On January 2, 2007, NVIDIA exercised its right to terminate the settlement agreement on grounds that the bankruptcy court had failed to proceed toward confirmation of the Creditors' Committee's plan.

In addition, while the conditional settlement agreement was awaiting the confirmation process, the Bankruptcy Court, over objection of the Creditors' Committee and NVIDIA, ordered the discovery portion of the Trustee's litigation to proceed. The expert discovery was completed, but the Bankruptcy Court also ruled on a Trustee discovery motion allowing additional discovery of NVIDIA. Because that order would have required NVIDIA to disclose privileged attorney-client communications, NVIDIA asked the District Court to review that order and to stay its execution while the District Court's review is pending. The District Court did issue the requested stay order on August 3, 2006. Oral argument on that matter was held on November 15, 2006, and the District Court reversed the Bankruptcy Court's order by order of its own dated December 15, 2006. The District Court permitted certain limited additional discovery, but concluded that on the record before it, there was no basis to set aside the attorney-client privilege.

Following the Trustee's filing of a Form 8-K on behalf of 3dfx, in which the Trustee disclosed the terms of the proposed settlement agreement between NVIDIA and the Creditor's Committee, certain shareholders of 3dfx filed a petition with the Bankruptcy Court to appoint an official committee to represent the claimed interests of 3dfx shareholders. That petition was granted and an Equity Holders Committee was appointed. Since that appointment, the Equity Holders Committee has filed a competing plan of reorganization/liquidation. The Equity Holders plan assumes that 3dfx can raise additional equity capital that would be used to retire all of 3dfx's debts. Upon the payment of that debt, the Equity Holders Committee contends that NVIDIA would be obliged to pay the stock consideration provided for in the asset purchase agreement. By virtue of stock splits since the execution of the asset purchase agreement, the stock consideration would now total four million shares of our common stock. The Equity Holders' Committee filed a motion with the Bankruptcy Court for an order giving it standing to bring that lawsuit to enforce the Asset Purchase Agreement. Over our objection, the Bankruptcy Court granted that motion on May 1, 2006 and the Equity Holders' Committee filed its Complaint for Declaratory Relief against NVIDIA that same day. NVIDIA moved to dismiss the Complaint for Declaratory Relief, and the Bankruptcy court granted that motion with leave to amend. The Equity Committee thereafter amended its complaint, and NVIDIA moved to dismiss that amended complaint as well. At the hearing on December 21, 2006, the Bankruptcy Court granted the motion as to one of the Equity Holders' Committee's claims, and denied it as to the others. However, the Bankruptcy Court also ruled that NVIDIA would only be required to answer the first three causes of action by which the Equity Holders' Committee seeks a determination that the Asset Purchase Agreement was not terminated before 3dfx filed for bankruptcy protection, that the 3dfx bankruptcy estate still holds some rights in the Asset Purchase Agreement, and that the agreement is capable of being assumed by the bankruptcy estate. In addition, the Equity Holders Committee filed a motion seeking Bankruptcy court approval of investor protections for Harbinger Capital Partners Master Fund I, Ltd., an equity investment firm that has conditionally agreed to pay no more than $51.5 million for preferred stock in 3dfx. The hearing on that motion was held on January 18, 2007, and the court approved the proposed protections. Beginning on March 21, 2007, NVIDIA and the Trustee are scheduled to try the question of the value of the assets 3dfx conveyed to NVIDIA and, in particular, whether the price NVIDIA paid for those assets was reasonably equivalent to the value of the assets 3dfx sold to NVIDIA.

*Lawsuits Related to Our Historical Stock Option Granting Practices and SEC Inquiry*

In June 2006, the Audit Committee of the Board of NVIDIA, or the Audit Committee, began a review of our stock option practices based on the results of an internal review voluntarily undertaken by management. The Audit Committee, with the assistance of outside legal counsel, completed its review on November 13, 2006 when the Audit Committee reported its findings to our full Board. The review covered option grants to all employees, directors and consultants for all grant dates during the period from our initial public offering in January 1999 through June 2006. Based on the findings of the Audit Committee and our internal review, we identified a number of occasions on which we used an incorrect measurement date for financial accounting and reporting purposes.

We voluntarily contacted the SEC regarding the Audit Committee's review and, as of the date of the filing of this Form 10-K, the SEC is continuing the inquiry of our historical stock option grant practices it began in late August 2006. In October 2006, we met with the SEC and provided it with a review of the status of the Audit Committee's review and in November 2006 we voluntarily provided the SEC with further documents. We continue to cooperate with the SEC in its inquiry.

Concurrently with our internal review and the SEC's inquiry, since September 29, 2006, ten derivative cases have been filed in state and federal courts asserting claims concerning errors related to our historical stock option granting practices and associated accounting for stock-based compensation expense. These complaints have been filed in various courts, including the California Superior Court, Santa Clara County, the United States District Court for the Northern District of California, and the Court of Chancery of the State of Delaware in and for New Castle County. Plaintiffs filed a consolidated complaint in the United States District Court for the Northern District of California on February 23, 2007. The California Superior Court cases have been consolidated and plaintiffs are scheduled to file a consolidated complaint on or before March 22, 2007. All of the cases purport to be brought derivatively on behalf of NVIDIA against members of our Board and several of our current and former officers and directors. All allege in substantially similar fashion claims for, among other things, breach of fiduciary duty, unjust enrichment, insider selling, abuse of control, gross mismanagement, waste, constructive fraud, and violations of Sections 10(b) and 14(a) of the Securities Exchange Act of 1934, or the Exchange Act. The plaintiffs seek to recover for NVIDIA, among other things, damages in an unspecified amount, rescission, punitive damages, treble damages for insider selling, and fees and costs. Plaintiffs also seek an accounting, a constructive trust and other equitable relief. We intend to take all appropriate action in response to these complaints.

*Opti*

On October 19, 2004 Opti filed a complaint for patent infringement against NVIDIA in the United States District Court for the Eastern District of Texas. In its complaint, Opti asserted that unspecified NVIDIA chipsets infringe five United States patents held by Opti. Opti sought unspecified damages for our alleged conduct, attorneys' fees and triple damages for alleged willful infringement by NVIDIA. In April 2006, the District Court issued a Markman ruling adopting Opti's proposed construction on 13 of the 15 terms at issue and Opti dropped from the lawsuit two of the five United States patents that Opti alleged NVIDIA infringes, and elected to pursue the three remaining patents at trial.

In August 2006, Opti and NVIDIA settled this litigation. Under that settlement, NVIDIA was obligated to pay to Opti $11.0 million dollars for past and present licenses to the patents in suit and NVIDIA agreed to make additional quarterly payments to Opti should NVIDIA use certain patented technology after January 31, 2007. The case has now been dismissed with prejudice. The agreements with Opti call for us to pay $11.0 million in exchange for Opti's dismissal of its lawsuit against us and for certain patent license rights. Of this $11.0 million, we recorded $8.0 million as a patent-related intangible asset and $3.0 million as a charge to cost of revenue.

*Department of Justice Subpoena and Investigation*

On November 29, 2006, we received a subpoena from the San Francisco Office of the Antitrust Division of the United States Department of Justice, or DOJ, in connection with the DOJ's investigation into potential antitrust violations related to graphics processing units and cards. No specific allegations have been made against us. We plan to cooperate with the DOJ in its investigation. As of March 14, 2007, 42 civil complaints have been filed against us. The majority are pending in the Northern District of California, a number are pending in the Central District of California, and other cases are pending in several other Federal district courts. Although the complaints differ, they generally purport to assert federal and state antitrust claims based on alleged price fixing, market allocation, and other alleged anti-competitive agreements between us and Advanced Micro Devices, Inc., or AMD, as a result of its acquisition of ATI Technologies, Inc., or ATI. Many of the cases also assert a variety of state law unfair competition or consumer protection claims on the same allegations and some cases assert unjust enrichment or other common law claims. The complaints are putative class actions alleging classes of direct and/or indirect purchasers of our graphic processing units and cards. The plaintiffs in a few of the Northern District of California actions have filed a motion with the Judicial Panel on Multidistrict Litigation asking that all pending and subsequent cases be consolidated in one court for all pre-trial discovery and motion practice. A hearing on this motion is set for March 29, 2007. We believe the allegations in the complaints are without merit and intend to vigorously defend the cases.

## Note 13—Income Taxes

The provision for income taxes applicable to income before income taxes consists of the following:

| | Year Ended | | |
|---|---|---|---|
| | January 28, 2007 | January 29, 2006 | January 30, 2005 |
| | | (In thousands) | |
| Current: | | | |
| Federal | $ (17) | $22,050 | $ — |
| State | (2,401) | 375 | 355 |
| Foreign | 6,758 | 11,012 | 8,826 |
| Total current | 4,340 | 33,437 | 9,181 |
| Deferred: | | | |
| Federal | 41,721 | (2,692) | 1,237 |
| State | — | — | (620) |
| Total deferred | 41,721 | (2,692) | 617 |
| Charge in lieu of taxes attributable to employer stock option plans | 289 | 24,867 | 8,615 |
| Provision for income taxes | $46,350 | $55,612 | $18,413 |

Income before income taxes consists of the following:

| | Year Ended | | |
|---|---|---|---|
| | January 28, 2007 | January 29, 2006 | January 30, 2005 |
| | | (In thousands) | |
| Domestic | $(19,617) | $ 52,112 | $ (7,537) |
| Foreign | 514,097 | 304,676 | 114,565 |
| | $494,480 | $356,788 | $107,028 |

The provision for income taxes differs from the amount computed by applying the federal statutory income tax rate of 35% to income before income taxes as follows:

| | Year Ended | | |
|---|---|---|---|
| | January 28, 2007 | January 29, 2006 | January 30, 2005 |
| | (In thousands) | | |
| Tax expense computed at federal statutory rate | $173,068 | $124,876 | $ 37,460 |
| State income taxes, net of federal tax effect | (1,372) | 847 | 219 |
| Foreign tax rate differential | (97,390) | (57,286) | (8,462) |
| Research tax credit | (35,359) | (13,175) | (10,935) |
| In-process research and development | 4,690 | — | — |
| Stock-based compensation | 3,564 | — | — |
| Other | (851) | 350 | 131 |
| Provision for income taxes | $ 46,350 | $ 55,612 | $ 18,413 |

The tax effect of temporary differences that gives rise to significant portions of the deferred tax assets and liabilities are presented below:

| | January 28, 2007 | January 29, 2006 |
|---|---|---|
| | (In thousands) | |
| Deferred tax assets: | | |
| Net operating loss carryforwards | $ 23,272 | $ 134,385 |
| Accruals and reserves, not currently deductible for tax purposes | 17,702 | 16,109 |
| Property, equipment and intangible assets | 16,436 | 16,928 |
| Research and other tax credit carryforwards | 145,393 | 146,089 |
| Stock-based compensation | 31,835 | 45,924 |
| Gross deferred tax assets | 234,638 | 359,435 |
| Less valuation allowance | (68,563) | (233,016) |
| Deferred tax assets | 166,075 | 126,419 |
| Deferred tax liabilities: | | |
| Unremitted earnings of foreign subsidiaries | (149,276) | (85,716) |
| Net deferred tax asset | $ 16,799 | $ 40,703 |

Income tax expense as a percentage of income before taxes, or our annual effective tax rate, was 9.4% in fiscal 2007, 15.6% in fiscal 2006, and 17.2% in fiscal 2005. The difference in the effective tax rates amongst the three years was primarily a result of changes in our geographic mix of income subject to tax, with the additional change in mix in fiscal 2007 due to certain stock-based compensation expensed for financial accounting purposes under SFAS No. 123(R), and an increase in the amount of research tax credit benefit in fiscal 2007.

As of January 28, 2007, we had a valuation allowance of $68.6 million. Of the total valuation allowance, $3.7 million relates to state tax attributes acquired in certain acquisitions for which realization of the related deferred tax assets was determined not likely to be realized due, in part, to potential utilization limitations as a result of stock ownership changes, and $64.9 million relates to state deferred tax assets that management determined not likely to be realized due, in part, to projections of future taxable income. To the extent realization of the deferred tax assets related to certain acquisitions becomes probable, recognition of these acquired tax benefits would first reduce goodwill to zero, then reduce other non-current intangible assets related to the acquisition to zero with any remaining benefit reported as a reduction to income tax expense. To the extent realization of the deferred tax assets related to state tax benefits becomes probable, we would recognize an income tax benefit in the period such asset is more likely than not to be realized.

As of January 28, 2007, with the adoption of SFAS No. 123(R), we have derecognized both deferred tax assets for the excess of tax benefit related to stock-based compensation, reflected in our federal and state net operating loss and research tax credit carryforwards, and the offsetting valuation allowance. Consistent with prior years, the excess tax benefit reflected in our net operating loss and research tax credit carryforwards, in the amount of $344.9 million as of January 28, 2007, will be accounted for as a credit to stockholders' equity, if and when realized. In determining if and when excess tax benefits have been realized, we have elected to do so on a "with-and-without" approach with respect to such excess tax benefits. We have also elected to ignore the indirect tax effects of stock-based compensation deductions for financial and accounting reporting purposes, and specifically to recognize the full effect of the research tax credit in income from continuing operations.

As of January 28 2007, we had a federal net operating loss carryforward of approximately $770.5 million and cumulative state net operating loss carryforwards of approximately $584.1 million. The federal net operating loss carryforward will expire beginning in fiscal 2012 and the state net operating loss carryforwards will begin to expire in fiscal 2008 according to the rules of each particular state. As of January 28, 2007 we had federal research tax credit carryforwards of approximately $129.0 million that will begin to expire in fiscal 2008. We have other federal tax credit carryforwards of approximately $1.2 million that will begin to expire in fiscal 2011. The research tax credit carryforwards attributable to states is approximately $125.6 million, of which approximately $121.3 million is attributable to the State of California and may be carried over indefinitely, and approximately $4.3 million is attributable to various other states and will expire beginning in fiscal 2016 according to the rules of each particular state. We have other California state tax credit carryforwards of approximately $4.8 million that will begin to expire in fiscal 2009. Utilization of net operating losses and tax credit carryforwards may be subject to limitations due to ownership changes and other limitations provided by the Internal Revenue Code and similar state provisions. If such a limitation applies, the net operating loss and tax credit carryforwards may expire before full utilization.

As of January 28, 2007, United States federal and state income taxes have not been provided on approximately $304.0 million of undistributed earnings of non-United States subsidiaries as such earnings are considered to be permanently reinvested.

**Note 14—Segment Information**

Our Chief Executive Officer, who is considered to be our chief operating decision maker, or CODM, reviews financial information presented on an operating segment basis for purposes of making operating decisions and assessing financial performance. During the first quarter of fiscal 2006, we reorganized our operating segments to bring all major product groups in line with our strategy to position ourselves as the worldwide leader in programmable graphics processor technologies. We report financial information for four product-line operating segments to our CODM: the GPU Business is composed of products that support desktop PCs, notebook PCs, professional workstations and other GPU-based products; the MCP Business is composed of NVIDIA nForce products that operate as a single-chip or chipset that provide system functions, such as high speed processing and network communications, and perform these operations independently from the host CPU; our Handheld GPU Business is composed of products that support handheld PDAs, cellular phones and other handheld devices; and our Consumer Electronics Business is concentrated in products that support video game consoles and other digital consumer electronics devices and is composed of revenue from our contractual arrangements with SCE to jointly develop a custom GPU for SCE's PlayStation3, revenue from sales of our Xbox-related products, revenue from our license agreement with Microsoft Corporation, or Microsoft, relating to the successor product to their initial Xbox gaming console, the Xbox360, and related devices, and digital media processor products. In addition to these operating segments, we have the "All Other" category that includes human resources, legal, finance, general administration and corporate marketing expenses, which total $242.3 million, $131.6 million and $118.0 million for fiscal years 2007, 2006 and 2005, respectively, that we do not allocate to our other operating segments. "All Other" also includes the results of operations of other miscellaneous operating segments that are neither individually reportable, nor aggregated with another operating segment. Revenue in the "All Other" category is primarily derived from sales of memory. Certain prior period amounts have been restated to conform to the presentation of our current fiscal quarter.



Our CODM does not review any information regarding total assets on an operating segment basis. Operating segments do not record intersegment revenue, and, accordingly, there is none to be reported. The accounting policies for segment reporting are the same as for NVIDIA as a whole.

| | GPU | MCP | Handheld GPU | Consumer Electronics | All Other | Consolidated |
|---|---|---|---|---|---|---|
| | | | (In thousands) | | | |
| **Twelve Months Ended January 28, 2007:** | | | | | | |
| Revenue | $1,994,334 | $661,483 | $108,496 | $ 96,314 | $ 208,144 | $3,068,771 |
| Depreciation and amortization expense | $ 35,785 | $ 20,751 | $ 17,322 | $ 176 | $ 33,798 | $ 107,832 |
| Operating income (loss) | $ 583,873 | $ 77,952 | $ (41,399) | $ 84,327 | $(251,301) | $ 453,452 |
| **Twelve Months Ended January 29, 2006:** | | | | | | |
| Revenue | $1,657,221 | $352,319 | $ 58,745 | $167,398 | $ 140,004 | $2,375,687 |
| Depreciation and amortization expense | $ 33,080 | $ 12,092 | $ 12,480 | $ 1,552 | $ 30,817 | $ 90,021 |
| Operating income (loss) | $ 359,821 | $ 32,865 | $ (34,922) | $ 94,696 | $(115,796) | $ 336,664 |
| **Twelve Months Ended January 30, 2005:** | | | | | | |
| Revenue | $1,348,968 | $175,663 | $ 45,921 | $259,968 | $ 179,513 | $2,010,033 |
| Depreciation and amortization expense | $ 32,849 | $ 12,824 | $ 11,620 | $ 880 | $ 32,643 | $ 90,816 |
| Operating income (loss) | $ 178,597 | $ (39,912) | $ (37,532) | $107,901 | $(113,878) | $ 95,176 |

Revenue by geographic region is allocated to individual countries based on the location to which the products are initially billed even if our customers' revenue is attributable to end customers that are located in a different location. The following tables summarize information pertaining to our revenue from customers based on invoicing address in different geographic regions:

| | Year Ended | | |
|---|---|---|---|
| | January 28, 2007 | January 29, 2006 | January 30, 2005 |
| | | (In thousands) | |
| **Revenue:** | | | |
| United States | $ 332,268 | $ 340,598 | $ 473,721 |
| Other Americas | 171,851 | 38,572 | 11,045 |
| China | 659,711 | 401,612 | 269,306 |
| Taiwan | 1,118,989 | 1,131,784 | 883,346 |
| Other Asia Pacific | 483,872 | 250,844 | 169,888 |
| Europe | 302,080 | 212,277 | 202,727 |
| Total revenue | $3,068,771 | $2,375,687 | $2,010,033 |

| | January 28, 2007 | January 29, 2006 |
|---|---|---|
| | (In thousands) | |
| **Long-Lived Assets:** | | |
| United States | $241,795 | $177,568 |
| Other Americas | 20,197 | 9,957 |
| China | 5,589 | 4,645 |
| Taiwan | 3,278 | 1,185 |
| India | 13,263 | 7,332 |
| Other Asia Pacific | 1,822 | 1,905 |
| Europe | 3,233 | 3,037 |
| Total long-lived assets | $289,177 | $205,629 |

Revenue from significant customers, those representing approximately 10% or more of total revenue for the respective dates, is summarized as follows:

| | Year Ended | | |
|---|---|---|---|
| | January 28, 2007 | January 29, 2006 | January 30, 2005 |
| **Revenue:** | | | |
| Customer A | 12% | 12% | 7% |
| Customer B | 5% | 14% | 18% |
| Customer C | — % | 5% | 13% |

Accounts receivable from significant customers, those representing approximately 10% or more of total accounts receivable for the respective periods, is summarized as follows:

| | January 28, 2007 | January 29, 2006 |
|---|---|---|
| **Accounts Receivable:** | | |
| Customer A | 18% | 8% |
| Customer B | 5% | 11% |

## Note 15—Settlement Costs

Settlement costs were $14.2 million for fiscal 2006. The settlement costs are associated with two litigation matters, 3dfx and American Video Graphics, LP, or AVG. AVG is settled. For further information about the 3dfx matter, please refer to Note 12 of the Notes to Consolidated Financial Statements.

## Note 16—Quarterly Summary (Unaudited)

The following table sets forth our unaudited consolidated financial, for the last eight fiscal quarters ended January 28, 2007.

| | Fiscal 2007 Quarters Ended | | | |
|---|---|---|---|---|
| | Jan. 28, 2007 (B) | Oct. 29, 2006 (C) | July 30, 2006 | April 30, 2006 |
| | (In thousands, except per share data) | | | |
| **Statement of Operations Data:** | | | | |
| Revenue | $878,873 | $820,572 | $687,519 | $681,807 |
| Cost of revenue | $493,167 | $486,630 | $395,391 | $393,134 |
| Gross profit | $385,706 | $333,942 | $292,128 | $288,673 |
| Income before change in accounting principle | $163,506 | $106,511 | $ 86,753 | $ 91,360 |
| Net income | $163,506 | $106,511 | $ 86,753 | $ 92,064 |
| Basic income per share before change in accounting principle (A) | $ 0.46 | $ 0.30 | $ 0.25 | $ 0.26 |
| Basic net income per share (A) | $ 0.46 | $ 0.30 | $ 0.25 | $ 0.26 |
| Diluted income per share before change in accounting principle (A) | $ 0.41 | $ 0.27 | $ 0.22 | $ 0.23 |
| Diluted net income per share (A) | $ 0.41 | $ 0.27 | $ 0.22 | $ 0.24 |

| | Fiscal 2006 Quarters Ended | | | |
|---|---|---|---|---|
| | Jan. 29, 2006 | Oct. 29, 2005 (D) | July 30, 2005 | April 30, 2005 |
| | (In thousands, except per share data) | | | |
| **Statement of Operations Data:** | | | | |
| Revenue | $633,614 | $583,415 | $574,812 | $583,846 |
| Cost of revenue | $378,812 | $355,420 | $357,437 | $373,985 |
| Gross profit | $254,802 | $227,995 | $217,375 | $209,861 |
| Net income | $ 97,374 | $ 64,447 | $ 73,833 | $ 65,522 |
| Basic net income per share (A) | $ 0.28 | $ 0.19 | $ 0.22 | $ 0.19 |
| Diluted net income per share (A) | $ 0.26 | $ 0.18 | $ 0.20 | $ 0.18 |

(A) Reflects a two-for-one stock-split effective April 6, 2006.

(B) Included a charge of $13.4 million related to the write-off of acquired research and development expense from our purchase of PortalPlayer that had not yet reached technological feasibility and has no alternative future use.

(C) Included a charge of $17.5 million associated with a confidential patent licensing arrangement.

(D) Included a charge of $14.2 million related to settlement costs associated with two litigation matters, 3dfx and AVG.

## NVIDIA CORPORATION AND SUBSIDIARIES

## SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

| Description | Balance at Beginning of Period | Additions [3] | Deductions [2] | Balance at End of Period |
|---|---|---|---|---|
| | | (In thousands) | | |
| Year ended January 28, 2007 | | | | |
| Allowance for sales returns and allowances | $10,239 | $37,033 | $(32,795)[1] | $14,477 |
| Allowance for doubtful accounts | $ 598 | $ 676[4] | $ (3)[2] | $ 1,271 |
| Year ended January 29, 2006 | | | | |
| Allowance for sales returns and allowances | $11,687 | $35,127 | $(36,575)[1] | $10,239 |
| Allowance for doubtful accounts | $ 1,466 | $ (492) | $ (376)[2] | $ 598 |
| Year ended January 30, 2005 | | | | |
| Allowance for sales returns and allowances | $ 9,421 | $22,463 | $(20,197)[1] | $11,687 |
| Allowance for doubtful accounts | $ 2,310 | $ (844) | $ — | $ 1,466 |

(1) Represents amounts written off against the allowance for sales returns.

(2) Represents uncollectible accounts written off against the allowance for doubtful accounts.

(3) Allowances for sales returns are charged as a reduction to revenue. Allowances for doubtful accounts are charged to expenses.

(4) Additions to allowance for doubtful accounts includes $471 related to our acquisitions of ULi Electronics, Inc., Hybrid Graphics Ltd. and PortalPlayer, Inc.

## EXHIBIT INDEX

| Exhibit No. | Exhibit Description | Incorporated by Reference | | | |
|---|---|---|---|---|---|
| | | Schedule/ Form | File Number | Exhibit | Filing Date |
| 2.1 | Agreement and Plan of Merger by and among NVIDIA Corporation, Partridge Acquisition, Inc. and PortalPlayer, Inc. dated 11/6/06 | 8-K | 0-23985 | 2.1 | 11/9/2006 |
| 3.1 | Amended and Restated Certificate of Incorporation | S-8 | 333-74905 | 4.1 | 3/23/1999 |
| 3.2 | Certificate of Amendment of Amended and Restated Certificate of Incorporation | 10-Q | 0-23985 | 3.4 | 9/10/2002 |
| 3.3 | Bylaws of NVIDIA Corporation, Amended and Restated as of March 7, 2006 | 10-K | 0-23985 | 3.3 | 3/16/2006 |
| 4.1 | Reference is made to Exhibits 3.1, 3.2 and 3.3 | | | | |
| 4.2 | Specimen Stock Certificate | S-1/A | 333-47495 | 4.2 | 4/24/1998 |
| 10.1 | Form of Indemnity Agreement between NVIDIA Corporation and each of its directors and officers | 8-K | 0-23985 | 10.1 | 3/7/2006 |
| 10.2+ | 1998 Equity Incentive Plan, as amended | 8-K | 0-23985 | 10.2 | 3/13/2006 |
| 10.3+ | 1998 Equity Incentive Plan ISO, as amended | 10-Q | 0-23985 | 10.5 | 11/22/2004 |
| 10.4+ | 1998 Equity Incentive Plan NSO, as amended | 10-Q | 0-23985 | 10.6 | 11/22/2004 |
| 10.5+ | Certificate of Stock Option Grant | 10-Q | 0-23985 | 10.7 | 11/22/2004 |
| 10.6+ | 1998 Employee Stock Purchase Plan Offering, as amended | S-8 | 333-51520 | 99.4 | 12/8/2000 |
| 10.7+ | Form of Employee Stock Purchase Plan Offering, as amended | S-8 | 333-100010 | 99.5 | 9/23/2002 |
| 10.8+ | Form of Employee Stock Purchase Plan Offering, as amended—International Employees | S-8 | 333-100010 | 99.6 | 9/23/2002 |
| 10.9+ | 1998 Non-Employee Directors' Stock Option Plan, as amended | 8-K | 0-23985 | 10.1 | 4/3/2006 |
| 10.10+ | 1998 Non-Employee Directors' Stock Option Plan (Annual Grant—Board Service), as amended | 10-Q | 0-23985 | 10.1 | 11/22/2004 |
| 10.11+ | 1998 Non-Employee Directors' Stock Option Plan (Committee Grant—Committee Service), as amended | 10-Q | 0-23985 | 10.2 | 11/22/2004 |
| 10.12+ | 1998 Non-Employee Directors' Stock Option Plan (Initial Grant) | 10-Q | 0-23985 | 10.3 | 11/22/2004 |
| 10.13+ | 2000 Nonstatutory Equity Incentive Plan, as amended | SC TO-1 | 005-56649 | 99(d)(1)(A) | 11/29/2006 |
| 10.14 | Lease dated April 4, 2000 between NVIDIA Corporation and Sobrato Interests III for Building A | S-3/A | 333-33560 | 10.1 | 4/20/2000 |
| 10.15 | Lease dated April 4, 2000 between NVIDIA Corporation and Sobrato Interests III for Building B | S-3/A | 333-33560 | 10.2 | 4/20/2000 |

| Exhibit No. | Exhibit Description | Incorporated by Reference | | | |
|---|---|---|---|---|---|
| | | Schedule/ Form | File Number | Exhibit | Filing Date |
| 10.16 | Lease dated April 4, 2000 between NVIDIA Corporation and Sobrato Interests III for Building C | S-3/A | 333-33560 | 10.3 | 4/20/2000 |
| 10.17 | Lease dated April 4, 2000 between NVIDIA Corporation and Sobrato Interests III for Building D | S-3/A | 333-33560 | 10.4 | 4/20/2000 |
| 10.18+ | NVIDIA Corporation Fiscal Year 2007 Variable Compensation Plan | 8-K | 0-23985 | 10.2 | 4/3/2006 |
| 10.19+ | NVIDIA Corporation 2000 NonStatutory Equity Incentive Plan NSO | SC TO-1 | 005-56649 | 99.1(d)(1)(B) | 11/29/2006 |
| 10.20+ | PortalPlayer, Inc. 1999 Stock Option Plan and Form of Agreements thereunder | S-8 | 333-140021 | 99.1 | 1/16/2007 |
| 10.21+ | PortalPlayer, Inc. Amended and Restated 2004 Stock Incentive Plan | S-8 | 333-140021 | 99.2 | 1/16/2007 |
| 21.1* | List of Registrant's Subsidiaries | | | | |
| 23.1* | Consent of PricewaterhouseCoopers LLP | | | | |
| 24.1* | Power of Attorney (included in signature page) | | | | |
| 31.1* | Certification of Chief Executive Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934 | | | | |
| 31.2* | Certification of Chief Financial Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934 | | | | |
| 32.1#* | Certification of Chief Executive Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934 | | | | |
| 32.2#* | Certification of Chief Financial Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934 | | | | |

* Filed herewith

\+ Management contract or compensatory plan or arrangement.

\# In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release Nos. 33-8238 and 34-47986, Final Rule: Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, the certifications furnished in Exhibits 32.1 and 32.2 hereto are deemed to accompany this Form 10-K and will not be deemed "filed" for purpose of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

Copies of above exhibits not contained herein are available to any stockholder upon written request to: Investor Relations: NVIDIA Corporation, 2701 San Tomas Expressway, Santa Clara, CA 95050.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 15, 2007.

NVIDIA Corporation

By: /s/ JEN-HSUN HUANG

Jen-Hsun Huang
President and Chief Executive Officer


Form 10-K

## POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jen-Hsun Huang and Marvin D. Burkett, and each or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including posting effective amendments) to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-facts and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ JEN-HSUN HUANG<br>Jen-Hsun Huang | President, Chief Executive Officer and Director (Principal Executive Officer) | March 15, 2007 |
| /s/ MARVIN D. BURKETT<br>Marvin D. Burkett | Chief Financial Officer (Principal Financial and Accounting Officer) | March 15, 2007 |
| /s/ TENCH COXE<br>Tench Coxe | Director | March 15, 2007 |
| /s/ STEVEN CHU<br>Steven Chu | Director | March 14, 2007 |
| /s/ JAMES C. GAITHER<br>James C. Gaither | Director | March 13, 2007 |
| /s/ HARVEY C. JONES<br>Harvey C. Jones | Director | March 12, 2007 |
| /s/ MARK L. PERRY<br>Mark L. Perry | Director | March 15, 2007 |
| /s/ WILLIAM J. MILLER<br>William J. Miller | Director | March 15, 2007 |
| /s/ A. BROOKE SEAWELL<br>A. Brooke Seawell | Director | March 15, 2007 |

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# Transforming Industries

## NVIDIA GPUs are used to entertain, create, educate, and explore.

We partner with industry leaders on a broad range of applications. For example, Procter & Gamble uses HP workstations equipped with our GPU to visualize product designs. Automotive engineers at DaimlerChrysler use NVIDIA products for advanced industrial styling. Sony partnered with us to create the amazing graphics for PLAYSTATION 3. Samsung utilized our GPUs to display digital TV on mobile phones, while Sony Pictures relied on us to bring imagination to life in *The DaVinci Code*. And, we are the essential gear of "cyber athletes" like TEAM 3D who demand state-of-the-art GPUs for a competitive edge.



# What people are saying

### Biosciences

"Our NVIDIA-based platform is eliminating the traditional obstacles to protein crystal imaging."

**Dominique Toppani** | Axygen Biosciences

### Health

"NVIDIA graphics are helping us transform the way medicine is conducted."

**Dr. Hunter Hoffman** | University of Washington

### Industrial Design

"NVIDIA technology enabled us to present our CAD-based work to people in a clear and visually compelling way, resulting in increased product understanding and better business opportunities."

**Marty Albini** | Strategix Vision

### Entertainment

"By working with NVIDIA, Rainmaker has been able to take the concept of a virtual movie set to the next level."

**Jason Dowdeswell** | Rainmaker

### The Arts

"NVIDIA technology doesn't just save time and money—it has actually improved the artistic content of our productions."

**David Harvey** | Royal Opera House

### Oil and Gas

"NVIDIA high-end graphic solutions address a real need for geoscientists as they allow standard workstations and servers to drive high-performance, large-scale visualization configurations. This enables geoscientists to interpret their data at its highest resolution, without losing sight of the regional context."

**Nicholas Purday** | Landmark





END

## NVIDIA Corporation

Headquarters | Santa Clara, California, USA

CHINA | FINLAND | FRANCE | GERMANY | HONG KONG | INDIA | JAPAN | KOREA | RUSSIA | TAIWAN | U.K.

*Certain statements in this document including, but not limited to, statements as to: the features, benefits, capabilities, performance, and uses of our products and technologies; our strategies and opportunities; our growth; the importance of the visual experience; the digital revolution; mobile devices; PLAYSTATION 3; and the range of applications for the GPU are forward-looking statements that are subject to risks and uncertainties that could cause results to be materially different than expectations. Such risks and uncertainties include, but are not limited to, our reliance on third-party manufacturers; slower than anticipated growth or adoption of new standards or technologies; slower than expected growth of existing or new markets; unanticipated changes in industry standards and interfaces; manufacturing and software defects; manufacturing delays; development of more effective or efficient GPUs; changes in customer preferences; the impact of technological advances; the impact of competitive products or our competitors' pricing strategies; cyclical trends in our industry; as well as other factors detailed from time to time in the reports NVIDIA files with the Securities and Exchange Commission including its Form 10-K for the fiscal year ended January 29, 2007. Copies of reports filed with the SEC are posted on our Web site and are available from NVIDIA without charge. These forward-looking statements are not guarantees of future performance and speak only as of the date hereof, and, except as required by law, NVIDIA disclaims any obligation to update these forward-looking statements to reflect future events or circumstances.*




NVIDIA.

www.nvidia.com